As filed with the Securities and Exchange Commission on July 27, 2012

Registration No. 333-182352

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GRANITE HOTEL PROPERTIES, INC.

GAYLORD ENTERTAINMENT COMPANY

(Exact name of registrant as specified in its charter)

Delaware	6798	73-0664379
Delaware	7011	73-0664379
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

One Gaylord Drive

Nashville, Tennessee 37214

(615) 316-6000

(Address, including zip code, and telephone number, including area code, of registrants’ principal executive offices)

Carter R. Todd, Esq.

General Counsel and Secretary

Granite Hotel Properties, Inc.

One Gaylord Drive

Nashville, Tennessee 37214

(615) 316-6000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:

F. Mitchell Walker, Jr., Esq.

Bass, Berry & Sims PLC

150 Third Avenue South

Suite 2800

Nashville, Tennessee 37201

(615) 742-6200

Approximate date of commencement of proposed sale of securities to the public: As soon as practicable after this Registration Statement is declared effective and all conditions to the merger have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issue Tender Offer)    ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)    ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. Granite Hotel Properties, Inc. may not sell or exchange these securities until the Registration Statement is effective. This proxy statement/prospectus is not an offer to sell or exchange these securities and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated July 27, 2012

[                ], 2012

Dear Stockholder,

I am pleased to invite you to attend a special meeting of stockholders of Gaylord Entertainment Company, or Gaylord, a Delaware corporation, which will be held on September 19, 2012 at 9:00 a.m., local time, at the Gaylord Opryland Resort and Convention Center, 2800 Opryland Drive, Nashville, Tennessee 37214.

I am also pleased to report that our board of directors has unanimously approved a plan to restructure our operations to allow us to be taxed as a real estate investment trust, or REIT, for federal income tax purposes. We refer to this restructuring plan as the REIT conversion. The REIT conversion will be implemented through a series of steps including, among other things, the merger of Gaylord with and into Granite Hotel Properties, Inc., or Granite, a Delaware corporation and wholly-owned subsidiary of Gaylord, which we formed in preparation for the REIT conversion. Upon the completion of the merger, the outstanding shares of Gaylord common stock will be converted into the right to receive the same number of shares of Granite common stock, and Granite will succeed to and continue to operate, directly or indirectly, the then existing business of Gaylord. We anticipate that the shares of Granite common stock will trade on the New York Stock Exchange, or NYSE, under the symbol “[            ].” We are requesting that our stockholders vote to adopt the Agreement and Plan of Merger, dated July 27, 2012 by and between Gaylord and Granite pursuant to which Gaylord will merge with and into Granite. We are also requesting that our stockholders approve the issuance of up to [                ] shares of our common stock as part of a one-time special distribution related to the distribution of our accumulated earnings and profits to stockholders in connection with the REIT conversion.

After careful consideration, our board of directors has unanimously approved the REIT conversion, including the merger and other restructuring transactions, and recommends that all stockholders vote “FOR” the adoption of the merger agreement. The affirmative vote of the holders of a majority of the outstanding shares of our common stock is required for the adoption of the merger agreement. Our board of directors also recommends that all stockholders vote “FOR” the approval of the issuance of up to [                ] shares of our common stock as part of a one-time special distribution related to the distribution of our accumulated earnings and profits to stockholders in connection with the

REIT conversion. The proposal to approve the issuance of additional shares as part of this one-time special distribution requires the affirmative vote of a majority of the votes cast on the proposal, provided that the total votes cast on this proposal represent over 50% of the outstanding shares of our common stock.

This proxy statement/prospectus is a prospectus of Granite as well as a proxy statement for Gaylord and provides you with detailed information about the REIT conversion, the merger and the special meeting. We encourage you to read carefully this entire proxy statement/prospectus, including all its annexes, and we especially encourage you to read the section entitled “Risk Factors” beginning on page 26.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the shares of common stock to be issued by Granite under this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated [                ], 2012 and is being first mailed to stockholders on or about [                ], 2012.

Sincerely,

Colin V. Reed
Chairman of the Board and Chief Executive Officer

GAYLORD ENTERTAINMENT COMPANY

One Gaylord Drive

Nashville, Tennessee 37214

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS OF

GAYLORD ENTERTAINMENT COMPANY

TO BE HELD ON SEPTEMBER 19, 2012

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Gaylord Entertainment Company, a Delaware corporation, will be held on September 19, 2012 at 9:00 a.m., local time, at the Gaylord Opryland Resort and Convention Center, 2800 Opryland Drive, Nashville, Tennessee 37214, for the following purposes:

1.	To consider and vote upon a proposal to adopt the Agreement and Plan of Merger dated July 27, 2012 by and between Gaylord Entertainment Company and Granite Hotel Properties, Inc., a wholly-owned subsidiary of Gaylord, which is part of restructuring transactions intended to enable us to qualify as a real estate investment trust, or REIT, for federal income tax purposes;

2.	To consider and vote upon a proposal to approve the issuance of up to [ ] shares of our common stock as part of a one-time special distribution related to the distribution of our accumulated earnings and profits to stockholders in connection with the REIT conversion; and

3.	To consider and vote upon a proposal to permit our board of directors to adjourn the special meeting, if necessary, for further solicitation of proxies if there are not sufficient votes at the originally scheduled time of the special meeting to approve the foregoing proposals.

Our board of directors has unanimously approved the REIT conversion, including the merger and other restructuring transactions, and recommends that you vote “FOR” the proposals that are described in more detail in this proxy statement/prospectus.

We reserve the right to cancel or defer the merger or the REIT conversion, even if our stockholders vote to adopt the merger agreement and to approve the issuance of shares in connection with the one-time special distribution, if our board of directors determines that the merger or the REIT conversion is no longer in the best interests of us and our stockholders.

If you own shares of Gaylord common stock as of the close of business on August 8, 2012, you are entitled to notice of, and to vote those shares by proxy or at the special meeting and at any adjournment or postponement of the special meeting. During the ten-day period before the special meeting, we will keep a list of stockholders entitled to vote at the special meeting available for inspection during normal business hours at our offices in Nashville, Tennessee, for any purpose germane to the special meeting. The list of stockholders will also be provided and kept at the location of the special meeting for the duration of the special meeting, and may be inspected by any stockholder who is present.

Your vote is important. Whether or not you plan to attend the special meeting in person, please complete, sign, date and promptly return the enclosed proxy card in the enclosed envelope. You may also authorize a proxy to vote your shares by telephone or over the Internet as described in your proxy card. Stockholders who return proxy cards by mail or vote by telephone or over the Internet prior to the special meeting may nevertheless attend the special meeting, revoke their proxies and vote their shares at the special meeting.

We encourage you to read the attached proxy statement/prospectus carefully. If you have any questions or need assistance voting your shares, please call our proxy solicitor, [                    ], toll-free at [                    ].

By order of the board of directors,

Carter R. Todd
Executive Vice President, General Counsel and Secretary

Nashville, Tennessee [                ], 2012

WHERE YOU CAN FIND MORE INFORMATION

Gaylord Entertainment Company, or Gaylord, files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or Commission. Gaylord’s Commission filings are also available over the Internet at the Commission’s website at http://www.sec.gov. The Commission’s website is included in this proxy statement/prospectus and any applicable prospectus supplement as an inactive textual reference only. The information contained on the Commission’s website is not incorporated by reference into this proxy statement/prospectus and any applicable prospectus supplement and should not be considered to be part of this proxy statement/prospectus unless such information is otherwise specifically referenced elsewhere in this proxy statement/prospectus and any applicable prospectus supplement. You may also read and copy any document Gaylord files at the Commission’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 to obtain information on the operation of the public reference room. Gaylord makes available free of charge through our website its annual, quarterly and current reports, proxy statements and other information, including amendments thereto, as soon as reasonably practicable after such material is electronically filed with or furnished to the Commission. Gaylord’s website address is www.gaylordentertainment.com. Gaylord’s website address is provided as an inactive textual reference only. Information contained on or accessible through Gaylord’s website is not part of this proxy statement/prospectus and any applicable prospectus supplement and is therefore not incorporated by reference unless such information is otherwise specifically referenced elsewhere in this proxy statement/prospectus or any applicable prospectus supplement.

Gaylord “incorporates by reference” into this proxy statement/prospectus, which means that Gaylord can disclose important information to you by referring you specifically to those documents. This means that the information incorporated by reference is deemed to be part of this proxy statement/prospectus, unless superseded by information contained directly in this proxy statement/prospectus. Certain information that Gaylord subsequently files with the Commission will automatically update and supersede information in this proxy statement/prospectus and in Gaylord’s other filings with the Commission. Gaylord incorporates by reference the documents listed below, which Gaylord has already filed with the Commission, and any future filings Gaylord makes with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or Exchange Act, between the date of this proxy statement/prospectus and the date of the special meeting of stockholders, except that Gaylord is not incorporating any information included in a Current Report on Form 8-K that has been or will be furnished (and not filed) with the Commission, unless such information is expressly incorporated herein by reference to a furnished Current Report on Form 8-K or other furnished document:

1.	Gaylord’s Annual Report on Form 10-K for the year ended December 31, 2011, filed with the Commission on February 24, 2012;

2.	Gaylord’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, filed with the Commission on May 9, 2012;

3.	the information in Gaylord’s Definitive Proxy Statement on Schedule 14A, filed with the Commission on April 3, 2012, that is deemed “filed” with the Commission under the Exchange Act;

4.	Gaylord’s Current Reports on Form 8-K filed with the Commission on January 17, 2012, February 7, 2012, May 11, 2012, May 31, 2012, June 1, 2012, June 21, 2012, June 27, 2012, and July 19, 2012; and

5.	the description of Gaylord’s common stock set forth in Gaylord’s Form 10/A-3, filed on August 29, 1997, and as updated in Item I on Gaylord’s Schedule 14A, filed on April 5, 2001,

and a description of rights to acquire one one-hundredth of a share of Series A Junior Participating Preferred Stock of the Gaylord Entertainment Company pursuant to Gaylord’s shareholder rights plan set forth in Gaylord’s Registration Statement on Form 8-A and Current Report on Form 8-K, both filed on August 13, 2008, as amended by Gaylord’s Registration Statement on Form 8-A/A and Current Report on Form 8-K, both filed on March 10, 2009.

You may request a copy of these filings, at no cost, by writing or calling us at the following address:

Gaylord Entertainment Company

One Gaylord Drive

Nashville, Tennessee 37214

Attn: Corporate Secretary

Telephone: (615) 316-6000

If you would like to request documents from us, please do so by [                    ], 2012.

Granite has filed a registration statement on Form S-4 to register with the Commission shares of Granite common stock that Gaylord stockholders will receive in connection with the completion of the merger, if the merger is approved and completed. This proxy statement/prospectus is part of the registration statement of Granite on Form S-4 and is a prospectus for Granite and a proxy statement of Gaylord for its special meeting of stockholders.

Upon completion of the merger, Granite will be required to file annual, quarterly and special reports, proxy statements and other information with the Commission.

You should only rely on the information in, or incorporated by reference into, this proxy statement/prospectus. No one has been authorized to provide you with different information. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than the date on the front page. We are not making an offer to sell or exchange any securities, soliciting any offer to buy any securities, or soliciting any proxy, in any state where it is unlawful to do so.

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING, THE REIT CONVERSION AND THE MERGER	1
STRUCTURE OF THE TRANSACTION	14
SUMMARY	17
SUMMARY UNAUDITED PRO FORMA CONDENSED FINANCIAL DATA	23
RISK FACTORS	26
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	53
VOTING AND PROXIES	54
PROPOSAL 1 TO ADOPT THE MERGER AGREEMENT, WHICH IS PART OF THE RESTRUCTURING TRANSACTIONS INTENDED TO ENABLE US TO QUALIFY AS A REIT	58
BACKGROUND OF THE REIT CONVERSION AND THE MERGER	58
OUR REASONS FOR THE REIT CONVERSION AND THE MERGER	61
TERMS OF THE MERGER AGREEMENT	62
RESTRUCTURING TRANSACTIONS IN CONNECTION WITH THE REIT CONVERSION	66
DISTRIBUTION POLICY	68
THE SPECIAL E&P DISTRIBUTION	70
OUR BUSINESS	71
INVESTMENT POLICIES AND POLICIES WITH RESPECT TO CERTAIN ACTIVITIES	89
PRO FORMA FINANCIAL INFORMATION	93
SELECTED FINANCIAL DATA	99
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	103
DESCRIPTION OF GRANITE CAPITAL STOCK	145
COMPARISON OF RIGHTS OF STOCKHOLDERS OF GAYLORD AND GRANITE	152
LIMITATION OF LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS	156
MATERIAL FEDERAL INCOME TAX CONSEQUENCES	159
PROPOSAL 2 TO APPROVE THE ISSUANCE OF UP TO [ ] SHARES OF OUR COMMON STOCK AS PART OF A ONE-TIME SPECIAL DISTRIBUTION RELATED TO THE DISTRIBUTION OF OUR ACCUMULATED EARNINGS AND PROFITS TO STOCKHOLDERS IN CONNECTION WITH THE REIT CONVERSION	176
PROPOSAL 3 TO CONSIDER AND VOTE UPON A PROPOSAL TO PERMIT OUR BOARD OF DIRECTORS TO ADJOURN THE SPECIAL MEETING, IF NECESSARY, FOR FURTHER SOLICITATION OF PROXIES IF THERE ARE NOT SUFFICIENT VOTES AT THE ORIGINALLY SCHEDULED TIME OF THE SPECIAL MEETING TO APPROVE THE FOREGOING PROPOSALS	178
LEGAL MATTERS	179

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING, THE REIT CONVERSION AND THE MERGER

What follows are questions that you, as a stockholder of Gaylord Entertainment Company, or Gaylord, may have regarding the special meeting of stockholders, or the special meeting, the REIT conversion and the merger, and the answers to those questions. You are urged to carefully read this proxy statement/prospectus and the other documents referred to in this proxy statement/prospectus in their entirety because the information in this section may not provide all of the information that might be important to you with respect to the special meeting, the REIT conversion and the merger. Additional important information is contained in the annexes to, and the documents incorporated by reference into, this proxy statement/prospectus.

The information contained in this proxy statement/prospectus, unless otherwise indicated, assumes the REIT conversion and all the transactions related to the REIT conversion, including the merger and the one-time special distribution related to the distribution of our accumulated earnings and profits to stockholders, will occur. When used in this proxy statement/prospectus, the term Granite refers to Granite Hotel Properties, Inc., and unless otherwise specifically stated or the context otherwise requires, the terms “we,” “our” and “us” refer to Gaylord and its subsidiaries with respect to the period prior to the completion of the merger, and Granite and its subsidiaries with respect to the period after the completion of the merger.

Q.	What is the purpose of the special meeting?

A.	At the special meeting, our stockholders will vote on the following matters:

•

Proposal 1: To consider and vote upon a proposal to adopt the Agreement and Plan of Merger dated July 27, 2012 by and between Gaylord and Granite, a wholly-owned subsidiary of Gaylord, which is part of the restructuring transactions intended to enable us to qualify as a real estate investment trust, or REIT, for federal income tax purposes.

•

Proposal 2: To consider and vote upon a proposal to approve the issuance of up to [                ] shares of our common stock as part of a one-time special distribution related to the distribution of our accumulated earnings and profits to stockholders in connection with the REIT conversion.

•

Proposal 3: To consider and vote upon a proposal to permit our board of directors to adjourn the special meeting, if necessary, for further solicitation of proxies if there are not sufficient votes at the originally scheduled time of the special meeting to approve the foregoing proposals.

This proxy statement/prospectus more fully describes each of these proposals.

Q.	What are we planning to do?

A.	Our board of directors has unanimously approved a plan to restructure our operations to allow us to be taxed as a REIT for federal income tax purposes. We refer to this plan, including the related restructuring transactions, as the REIT conversion. Our board of directors has unanimously determined that the REIT conversion would be in the best interests of Gaylord and its stockholders. The REIT conversion includes the following:

•	the restructuring of our business operations to facilitate the election to be taxed as a REIT for federal income tax purposes;

•	the payment of a one-time special distribution to distribute our earnings and profits accumulated in taxable years prior to the taxable year in which we elect REIT status; and

•

the payment of regular quarterly distributions, the amount of which will be determined and is subject to adjustment by the board of directors, and the declaration of which is expected to commence in the first quarter of 2013.

Q.	What is a REIT?

A.	A REIT is a company that derives most of its income from real estate-based sources and, if it satisfies various qualification requirements, is eligible for special treatment for federal income tax purposes under the Internal Revenue Code of 1986, as amended, or the Code. We intend to operate as a REIT that principally invests in, and derives most of its income from owning, hotel properties.

A corporation that qualifies as a REIT generally is not subject to federal income taxes on its corporate income and gains that it distributes to its stockholders on a current basis, thereby reducing its corporate-level income taxes and substantially eliminating the “double taxation” of corporate income.

Even if we qualify as a REIT, we may continue to be required to pay federal income tax on earnings from all or a portion of our non-REIT assets or operations, which will consist primarily of the business conducted by our taxable REIT subsidiaries, or TRSs. We also may be subject to federal income and excise taxes in certain circumstances, as well as state and local income, property and other taxes.

Q.	What will happen in the REIT Conversion?

A.	The REIT conversion involves the following key elements:

Merger. Pursuant to the Agreement and Plan of Merger dated July 27, 2012 by and between Gaylord and Granite, or the merger agreement, Gaylord will merge with and into Granite, a wholly-owned subsidiary of Gaylord, which we formed in preparation for the REIT conversion. We refer to this transaction in this proxy statement/prospectus as the merger. Upon the effectiveness of the merger, the outstanding shares of Gaylord common stock will be converted into the right to receive the same number of shares of Granite common stock, and Granite will succeed to and continue to operate, directly or indirectly, the then existing business of Gaylord. The merger will facilitate our compliance with REIT tax rules by ensuring the effective adoption by Granite of a certificate of incorporation that implements share ownership and transfer restrictions that are intended to enable compliance with certain REIT tax rules relating to the ownership of our stock.

As a consequence of the merger:

•

the board of directors and executive management of Gaylord immediately prior to the completion of the merger will be the board of directors and executive management, respectively, of Granite immediately following the completion of the merger;

•	the outstanding shares of Gaylord common stock will be converted into the right to receive the same number of shares of Granite common stock;

•

effective at the time of the merger, Granite will become the publicly traded New York Stock Exchange, or NYSE, listed company that will continue to operate, directly or indirectly, our then existing business; and

•

the rights of the stockholders of Granite will be governed by the amended and restated certificate of incorporation and amended and restated bylaws of Granite, which we refer to as the Granite Charter and Granite Bylaws, respectively.

Other Restructuring Transactions. To comply with certain REIT qualification requirements, we must engage an “eligible independent contractor” to operate and manage our hotel properties. In connection therewith, on May 30, 2012, we entered into a purchase agreement by and among Gaylord, Gaylord Hotels, Inc., Marriott Hotel Services, Inc. and Marriott International, Inc., which we refer to as the purchase agreement. Under the purchase agreement, we have agreed to sell the Gaylord Hotels brand and rights to operate and manage the Gaylord Opryland Resort & Convention Center, the Gaylord National Resort & Convention Center, the Gaylord Palms Resort & Convention Center, and the Gaylord Texan Hotel & Convention Center, which we collectively refer to as our Gaylord Hotels properties, to Marriott International, Inc., or Marriott. Pursuant to the terms of the purchase agreement, we will become a party to four hotel management agreements with Marriott under which Marriott will operate and manage our Gaylord Hotels properties. We will retain ownership of our Gaylord Hotels properties. Prior to the completion of the REIT conversion, we will identify and engage a third-party hotel manager to operate and manage the Radisson Hotel at Opryland. We will retain ownership of the Radisson Hotel at Opryland.

Furthermore, to comply with certain REIT qualification requirements, we must hold and operate certain assets and businesses through one or more TRSs. A TRS is a subsidiary of a REIT that is subject to corporate taxes on its taxable income. Net income from our TRSs will either be retained by our TRSs and used to fund their operations, or distributed to us, where it will either be reinvested by us into our business or be available for distribution to our stockholders. Please see the section entitled “Material Federal Income Tax Consequences—Taxation of REITs—Effect of Subsidiary Entities—Taxable Corporations” beginning on page 165 for a more detailed description of the requirements and limitations regarding our expected use of TRSs. Our businesses that will be held by TRSs include those currently operated within our Opry and Attractions segment.

Q.	What are our reasons for the REIT conversion and the merger?

A.	In reaching its unanimous decision to pursue the REIT conversion and the merger and to recommend adoption of the merger agreement, our board of directors considered the following factors, among others:

•

To increase stockholder value: As a REIT, we believe we will be able to increase stockholder value by reducing corporate level taxes on a substantial portion of our income, primarily the income we receive from our hotel properties, which in turn may improve cash flow and increase the amount of distributions to our stockholders;

•	To return capital to stockholders: We believe our stockholders will benefit from establishing regular cash distributions, resulting in a yield-oriented stock;

•

To reduce property-level costs and corporate overhead. As a result of contracting with third-party hotel managers, we believe our gross property-level costs and procurement savings at our Gaylord Hotels properties will be approximately $19 million to $24 million annually, net of the management fees, and we believe our corporate overhead savings will total approximately $14 million to $16 million annually;

•

To increase revenue through our relationship with Marriott. We believe our retention of Marriott as the third-party manager of our Gaylord Hotels properties will provide us with access to a world-class lodging operator, and we believe Marriott will drive increased revenues by delivering new customer flows through their expansive sales force and attractive frequent traveler program, as well as their ability to manage group business;

•

To expand our base of potential stockholders: By becoming a company that makes regular distributions to its stockholders, our stockholder base may expand to include investors attracted by yield, which may result in a broader stockholder base and improve the liquidity of our common stock; and

•

To comply with REIT qualification rules: The merger will facilitate our compliance with REIT tax rules by ensuring the effective adoption by Granite of a certificate of incorporation that implements share ownership and transfer restrictions that are intended to enable compliance with certain REIT tax rules relating to the ownership of our stock.

The Marriott sale transaction and the REIT conversion resulted from a comprehensive review of strategic options to maximize long-term value for our stockholders. In concluding to pursue this strategic option, our board of directors and management team focused primarily on three elements (presented in no particular order): the cash received in connection with the sale of the Gaylord Hotels brand and management rights to our Gaylord Hotels properties, the opportunity to realize substantial cost savings and revenue enhancements due to Marriott’s scale and reach in the hospitality market, and our positioning as a well-capitalized REIT focused on group oriented hotels in urban and resort markets.

To review the background of, and the reasons for, the REIT conversion and the merger in greater detail, and the related risks associated with the restructuring, see the sections entitled “Background of the REIT Conversion and the Merger” beginning on page 58, “Our Reasons for the REIT Conversion and the Merger” on page 61 and “Risk Factors” beginning on page 26. To review the ownership and transfer limitations on Granite common stock, see the section entitled “Description of Granite Capital Stock—Restrictions on Ownership and Transfer” beginning on page 146.

Q.	What will I receive in connection with the completion of the merger? When will I receive it?

A.	You will receive shares of Granite common stock. At the time of the completion of the merger, your shares of Gaylord common stock will be canceled and will convert into the right to receive the number of shares of Granite common stock equal to the number of shares of Gaylord common stock that you owned immediately prior to the completion of the merger. After the merger is completed, you will receive written instructions from the exchange agent on how to exchange your shares of Gaylord common stock for shares of Granite common stock. Please do not send your Gaylord stock certificates with your proxy.

Q.	What distributions will I receive in connection with the REIT conversion?

A:	You will receive:

Regular Quarterly Distributions

As a REIT, we will be required to distribute annually at least 90% of our REIT taxable income (determined without regard to the dividends paid deduction and excluding net capital gain). Our REIT taxable income generally will not include income earned by our TRSs except to the extent that the TRSs pay dividends to the REIT.

Upon the completion of the merger and REIT conversion, we intend to declare regular quarterly distributions commencing in the first quarter of 2013, the amount of which will be determined and will be subject to adjustment by our board of directors. The actual timing and amount of distributions to our stockholders will be as determined and declared by our board of directors and will depend on, among other factors, actual results of operations, our debt service requirements and covenants under our debt agreements, and capital expenditure requirements for our hotel properties. See the section entitled “Distribution Policy” beginning on page 68.

If you dispose of your shares before the record date for the first quarterly distribution in 2013, you will not receive the first quarterly distribution or any other regular quarterly distribution.

Special E&P Distribution

A REIT is not permitted to retain earnings and profits accumulated during years when the company or its predecessor was taxed as a regular C corporation. For Granite to elect REIT status for the taxable year beginning January 1, 2013, we must distribute to our stockholders on or before December 31, 2013, our undistributed earnings and profits attributable to taxable periods ending prior to January 1, 2013, which we refer to as pre-REIT accumulated earnings and profits. Therefore, for purposes of qualifying as a REIT, we plan to distribute our pre-REIT accumulated earnings and profits, if any, by making a one-time special distribution to our stockholders payable, at the election of each stockholder, in cash or shares of our common stock. We refer to this distribution as the special E&P distribution.

We expect that the special E&P distribution will be declared and paid in the fourth quarter of 2012 to stockholders of record at such time, who may be different than those who are entitled to notice of and to vote at the special meeting. However, our board of directors may determine to pay the special E&P distribution at another time, but not later than December 31, 2013 if we elect REIT status for the taxable year beginning January 1, 2013.

We have applied for a ruling from the Internal Revenue Service, or IRS, to the effect that the special E&P distribution will generally be treated for federal income tax purposes as a taxable distribution. In the event that we receive a favorable ruling from the IRS, we expect to limit the total amount of cash payable in the special E&P distribution to a maximum of 20% of the total value of the special E&P distribution. The balance of the special E&P distribution will be in the form of shares of our common stock. If the total amount of cash elected by our stockholders exceeds 20% of the total value of the special E&P distribution, then, in general, the available cash will be prorated among those stockholders that elect to receive cash.

The details and consequences of the special E&P distribution will be described in the election form and accompanying materials that will be mailed to stockholders in connection with the special E&P distribution.

If you dispose of your shares before the record date for the special E&P distribution, you will not receive the special E&P distribution.

Q.	How many shares of common stock will need to be issued in connection with the special E&P distribution?

A.	In accordance with Section 312.03 of the NYSE Listed Company Manual, we are asking our stockholders to approve the issuance of shares of our common stock in an amount equal to or in excess of 20% of the number of shares of our common stock currently outstanding. Although the number of shares actually issued in connection with the special E&P distribution may be less than 20% of our outstanding shares, we have decided that it is in our best interests, and our stockholders’ best interests, to seek stockholder approval of the issuance of up to [ ] shares of our common stock in connection with the special E&P distribution because of the possibility that the shares to be issued in connection with the special E&P distribution may exceed 20% of our outstanding shares of common stock.

The maximum number of shares of our common stock issued in the special E&P distribution will depend on the amount of the special E&P distribution and the share price of our common stock on the three trading days following the date election forms are due. See the section entitled “The Special E&P Distribution” on page 70 for a more detailed discussion of the amount of the special E&P distribution and the number of shares of our common stock that may be issued pursuant to the special E&P distribution.

Q.	Will the REIT conversion change our current operational strategy?

A.	Due to federal income tax laws that restrict REITs from operating and managing hotels, we will not operate or manage any of our hotel properties after completing the REIT conversion. We will lease or sublease our hotel properties to TRSs, and such TRS lessees will engage third-party hotel managers pursuant to hotel management agreements. Marriott will manage our Gaylord Hotels properties, and we will identify third-party hotel managers to operate and manage the Radisson Hotel at Opryland and any hotels that we acquire in the future. Our third-party hotel managers will be responsible for the day-to-day management of our hotel properties, including, but not limited to, implementing significant operating decisions, setting rates for rooms and meeting space, controlling revenue and expenditures, collecting accounts receivable, and recruiting, employing and supervising employees at our hotel properties. We will not have the authority to require our third-party hotel managers to operate our hotel properties in a particular manner. Under our management agreements with Marriott, however, we will have the right to participate in the decision making process with respect to some management activities including, but not limited to, the right to control certain renovation or construction projects and the right to review and approve certain aspects of preliminary business plans, assessment recommendations concerning the amount of funding allocated to replacements, renewals and additions to furniture, fixtures and equipment, certain capital expenditures, and the hiring of senior hotel management employees. Should we be unable to reach agreement with Marriott regarding those certain areas subject to our review and approval, the dispute will be resolved, in most cases, by a panel of experts. For a more detailed description of our rights under the management agreement, see the section entitled “Our Business—Our Relationship with Marriott—Management Agreement and Pooling Agreement with Marriott—Management Agreement—Retained Management Rights Under the Management Agreement” on page 82.

After we consummate the sale of the Gaylord Hotels brand and rights to manage our Gaylord Hotels properties to Marriott and complete the REIT conversion, acquisitions of other hotels, either alone or through joint ventures or alliances with one or more third-parties, will be part of our long-term growth strategy. We intend to pursue attractive investment opportunities that meet our acquisition parameters, specifically, group-oriented large hotels and overflow hotels with existing or potential leisure appeal. We are interested in highly accessible upper-upscale assets with over 400 hotel rooms in urban and resort group destination markets. We will also consider assets that possess or are located near convention centers that present a repositioning opportunity and/or would significantly benefit from capital investment in additional rooms or meeting space. Through acquisitions we plan to expand the geographic diversity of our existing asset portfolio.

We will no longer view the independent development of large scale resort and convention hotels as a part of our growth strategy. However, we may in the future participate in joint ventures or other minority investment opportunities with respect to hotel development.

Q.	Who will be the board of directors and management after the REIT conversion is completed?

A.	The board of directors and executive officers of Gaylord immediately prior to the completion of the merger will be the board of directors and executive officers, respectively, of Granite immediately following the completion of the merger. However, it is anticipated that there will be a reorganization within, and a reduction in the number of members of, Gaylord’s current executive management team and other employees currently within the Corporate and Other segment at Gaylord. Although the specific actions to be taken in connection with this reorganization have not yet been finally determined, we anticipate that these actions will reflect the fact that Granite will no longer operate or manage our hotel properties following our conversion to a REIT and will result in Granite having a more streamlined corporate overhead and executive management structure.

Q.	Do any of our directors and executive officers have any interests in the REIT conversion or merger that is different from mine?

A.	No. Our directors and executive officers own shares of our common stock, restricted stock units and options to purchase shares of our common stock, and, to that extent, their interest in the REIT conversion and the merger is the same as that of the other holders of our shares of common stock, restricted stock units and options to purchase shares of our common stock. We do not anticipate that the merger or the REIT conversion will cause any vesting or acceleration of benefits.

Q.	When and where is the special meeting?

A.	The special meeting will be held on September 19, 2012 at 9:00 a.m., local time, at the Gaylord Opryland Resort and Convention Center, 2800 Opryland Drive, Nashville, Tennessee 37214.

Q.	What will I be voting on at the special meeting?

A.	As a stockholder, you are entitled to, and requested to, vote on the proposal to adopt the merger agreement. In addition, you are requested to vote on the proposal to issue up to [ ] shares of our common stock in connection with the special E&P distribution. Finally, you are requested to vote on the proposal to adjourn the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the proposals regarding the adoption of the merger agreement and the issuance of up to [ ] shares of our common stock in connection with the special E&P distribution. You are not being asked to vote on any other element of the REIT conversion.

Q.	Who can vote on the proposals at the meeting?

A.	If you are a stockholder of record at the close of business on August 8, 2012, you may vote the shares of our common stock that you hold on the record date at the special meeting. On the record date, there were [ ] shares of our common stock outstanding. On such date, the shares were held by [ ] holders of record. On or about [ ], 2012, we will begin mailing this proxy statement/prospectus to all persons entitled to vote at the special meeting.

Q.	Why is my vote important?

A.	If you do not submit a proxy or vote in person at the meeting, it will be more difficult for us to obtain the necessary quorum to hold the special meeting. In addition, your failure to submit a proxy or to vote in person will have the same effect as a vote against the adoption of the merger agreement.

Q.	What constitutes a quorum for the special meeting?

A.	The presence at the special meeting, in person or by proxy, of the holders of a majority of the aggregate voting power of our common stock outstanding on the record date, and otherwise entitled to vote, will constitute a quorum. There must be a quorum for business to be conducted at the special meeting. Failure of a quorum to be represented at the special meeting will necessitate an adjournment or postponement and will subject us to additional expense. Abstentions are counted as present or represented for purposes of determining the presence or absence of a quorum. However, because banks, brokers, or other nominees are not entitled to vote on any of the proposals at the special meeting absent specific instructions from the beneficial owner (as more fully described below), shares held by brokers, banks, or other nominees for which instructions have not been provided will not be included in the number of shares present and entitled to vote at the special meeting for the purposes of establishing a quorum.

Q.	What vote is required?

A.	The vote required for each proposal is as follows:

•	Proposal 1: The affirmative vote of the holders of a majority of the outstanding shares of our common stock is required for the adoption of the merger agreement.

•

Proposal 2: The affirmative vote of a majority of votes cast on this proposal is required to approve the issuance of up to [                ] shares of our common stock in connection with the special E&P distribution under the rules of the NYSE, provided that the total votes cast on this proposal represent over 50% of the outstanding shares of our common stock.

•	Proposal 3: The affirmative vote of a majority of the shares of our common stock that are present or represented by proxy at the special meeting is required to approve the adjournment proposal.

As of the close of business on the record date, there were [                ] shares of our common stock outstanding and entitled to vote at the special meeting. Each share of outstanding common stock on the record date is entitled to one vote on each proposal submitted for your consideration.

Q.	When is the merger expected to be completed and the REIT election expected to be made?

A.	We will complete the merger after the special meeting of stockholders, receipt of stockholder approval of the adoption of the merger agreement, the satisfaction or waiver of the other conditions to the merger and receipt of stockholder approval of the issuance of shares in connection with the special E&P distribution. In addition, the timing of the merger will depend on our ability to conform our operations to the requirements for qualification as a REIT. We currently anticipate that the completion of the merger will occur on or about the time of (but not earlier than) the consummation of the Marriott sale transaction. Additionally, even if the transactions necessary to implement the REIT conversion are effected, our board of directors may decide not to elect REIT status, or to delay such election, if it determines in its sole discretion that it is not in the best interests of us or our stockholders.

Q.	What are some of the risks associated with the REIT conversion and the merger?

A.	There are a number of risks relating to the REIT conversion and the merger, including the following:

•

if we fail to qualify as a REIT or fail to remain qualified as a REIT, we would be subject to tax at corporate income tax rates and would not be able to deduct distributions to stockholders when computing our taxable income;

•	complying with REIT requirements may limit our flexibility or cause us to forego otherwise attractive opportunities; and

•

if our third-party hotel managers do not manage our hotel properties successfully, our financial condition, results of operations and our ability to service debt and make distributions to our stockholders may be negatively impacted.

To review the risks associated with the REIT conversion and merger, see the sections entitled “Risk Factors” beginning on page 26 and “Our Reasons for the REIT Conversion and the Merger” on page 61.

Q.	Will REIT qualification requirements restrict any of our business activities or limit our financial flexibility?

A.	As summarized in the section entitled “Material Federal Income Tax Consequences” beginning on page 159, to qualify as a REIT, we must continually satisfy various qualification tests imposed under the Code, concerning, among other things, the sources of our income, the nature and diversification of our assets and the amounts we distribute to our stockholders. In particular, the REIT qualification requirements could restrict our business activities and financial flexibility because:

•	we may be required to liquidate assets or otherwise forego attractive investments to satisfy the asset and income tests or to qualify under certain statutory relief provisions; and

•

to meet annual distribution requirements, we may be required to distribute amounts that may otherwise be used for our operations, including amounts that may otherwise be invested in future acquisitions, capital expenditures or repayment of debt, and it is possible that we might be required to borrow funds, sell assets or raise equity to fund these distributions, even if the then-prevailing market conditions are not favorable for these borrowings, sales or offerings.

Although our use of TRSs may partially mitigate the impact of meeting the requirements necessary to maintain our REIT status, there are limits on our ability to own TRSs. To review in greater detail the risks associated with our status as a REIT and the limits on our ability to own TRSs, see the sections entitled “Risk Factors—Risks Related to the REIT Conversion” beginning on page 26 and “Risk Factors—Risks Related to the Merger” on page 34.

In reaching its determination regarding a possible REIT conversion, our board of directors considered these REIT qualification requirements and other potential disadvantages regarding a potential REIT conversion, which are more fully described in the section entitled “Our Reasons for the REIT Conversion and the Merger” on page 61.

Q.	Will I have to pay federal income taxes as a result of the merger?

A.	No. You will not recognize gain or loss for federal income tax purposes as a result of the exchange of shares of Gaylord common stock for shares of Granite common stock in the merger. However, if you are a non-United States person who owns or has owned more than 5% of the outstanding Gaylord common stock, it may be necessary for you to comply with reporting and other requirements of the Treasury regulations in order to achieve non-recognition of gain on the exchange of your Gaylord common stock for Granite common stock in the merger. See the section entitled “Material Federal Income Tax Consequences” beginning on page 159 for a more detailed discussion of the federal income tax consequences of the merger.

Q.	Will I have to pay federal income taxes as a result of the special E&P distribution?

A.	Assuming we obtain a private letter ruling from the IRS in the form anticipated regarding the tax treatment of the special E&P distribution, most or all of the special E&P distribution will result in the recognition of ordinary dividend income by you, which may qualify as qualified dividend income that is potentially eligible for special maximum rates of taxation depending on your circumstances. Any amounts not treated as ordinary dividend income generally will reduce your basis in your Granite common stock and generally will be taxable as capital gains to the extent in excess of that basis. The details and consequences of the special E&P distribution will be described in the election form and accompanying materials that will be mailed to stockholders in connection with the special E&P distribution, which is expected to occur in the fourth quarter of 2012.

Q.	Am I entitled to appraisal rights?

A.	No. Under Delaware law, you are not entitled to any appraisal rights in connection with the merger or the REIT conversion.

Q.	How does the Board recommend I vote on each of the proposals?

A.	Our Board recommends that you vote “FOR” all three of the proposals:

•

Proposal 1: To consider and vote upon a proposal to approve and adopt the merger agreement, which is part of the restructuring transactions intended to enable us to qualify as a REIT for federal income tax purposes.

•

Proposal 2: To consider and vote upon a proposal to approve the issuance of up to [                ] shares of our common stock as part of a one-time special distribution related to the distribution of our accumulated earnings and profits to stockholders in connection with the REIT conversion.

•

Proposal 3: To consider and vote upon a proposal to permit our board of directors to adjourn the special meeting, if necessary, for further solicitation of proxies if there are not sufficient votes at the originally scheduled time of the special meeting to approve the foregoing proposals.

Q.	How do I vote without attending the special meeting?

If you are a registered holder of common stock on the record date, you may vote by completing, signing and promptly returning the proxy card in the enclosed prepaid envelope. You may also authorize a proxy to vote your shares by telephone or over the Internet as described in your proxy card. Authorizing a proxy by telephone or over the Internet or by mailing a proxy card will not limit your right to attend the special meeting and vote your shares in person. Those stockholders of record who choose to vote by telephone or over the Internet must do so no later than 11:59 p.m. Eastern time on September 18, 2012 (for shares in Gaylord’s 401(k) Savings Plan, the voting deadline is 11:59 p.m. Eastern time on September 17, 2012). When voting using the Internet or by phone, have your proxy card in hand when you call and then follow the instructions.

Q.	Can I attend the special meeting and vote my shares in person?

A.	Yes. All stockholders are invited to attend the special meeting. Stockholders of record at the close of business on the record date are invited to attend and vote at the special meeting. If your shares are held by a broker, bank or other nominee, then you are not the stockholder of record. Therefore, to vote at the special meeting, you must bring the appropriate documentation from your broker, bank or other nominee confirming your beneficial ownership of the shares.

Q.	If my shares are held in “street name” by my broker, bank or other nominee, will my broker, bank or other nominee vote my shares for me?

A.	No. If your shares are held in “street name” by your broker, bank or other nominee, you should follow the directions provided by your broker, bank or other nominee. Your broker, bank or other nominee will vote your shares only if you provide instructions on how you would like your shares to be voted. If you do not give instructions, your shares will be counted as “broker non-votes” and will not be voted on any of these proposals. Your failure to provide voting instructions to the broker, bank or other nominee will have the same effect as a vote against the adoption of the merger agreement (Proposal 1). Your failure to provide voting instructions to the broker, bank or other nominee will not have any impact on the outcome of the proposal to issue additional shares (Proposal 2) or adjourn the special meeting (Proposal 3), assuming a quorum is otherwise present.

Q.	How are shares in Gaylord’s 401(k) Savings Plan voted?

A.	Participants in Gaylord’s 401(k) Savings Plan are entitled to vote the shares held under the 401(k) Savings Plan in their name. To do this you must sign and timely return the proxy card you received with this proxy statement/prospectus, or submit voting instructions via the Internet or by telephone. By doing any of the above, you direct the trustee of the 401(k) Savings Plan to vote your 401(k) Savings Plan shares, in person or by proxy, as designated in your instructions at the special meeting. The proxy results for the shares held in the 401(k) Savings Plan will be tabulated by our transfer agent for all plan participants and reported to the 401(k) Savings Plan trustee on an aggregate basis. The overall vote tallies will not show how individual participants voted. The trustee will vote the shares at the meeting through the custodian holding the shares. If a plan participant’s voting instructions are not received by our transfer agent before the meeting, or if the proxy is revoked by the participant before the meeting, the shares held by that participant will be considered unvoted. All unvoted shares in the plan will be voted at the special meeting by the 401(k) Savings Plan trustee in direct proportion to the voting results of 401(k) Savings Plan shares for which proxies are received.

Q.	What shares are included on my proxy card?

A.	Your proxy card represents all shares registered in your name with the transfer agent on the record date, including those shares owned pursuant to Gaylord’s 401(k) Savings Plan.

Q.	What if I send in my proxy card and do not specify how my shares are to be voted?

A.	If you send in a signed proxy but do not give any voting instructions, your shares will be voted “FOR”:

•

Proposal 1: To consider and vote upon a proposal to approve and adopt the merger agreement, which is part of the restructuring transactions intended to enable us to qualify as a REIT for federal income tax purposes.

•

Proposal 2: To consider and vote upon a proposal to approve the issuance of up to [                ] shares of our common stock as part of a one-time special distribution related to the distribution of our accumulated earnings and profits to stockholders in connection with the REIT conversion.

•

Proposal 3: To consider and vote upon a proposal to permit our board of directors to adjourn the special meeting, if necessary, for further solicitation of proxies if there are not sufficient votes at the originally scheduled time of the special meeting to approve the foregoing proposals.

Q.	What are my voting options on the proposals?

A.	Your voting options on the proposals are as follows:

•	With respect to Proposal 1, you may vote “FOR” the proposal, “AGAINST” the proposal or you may elect to “ABSTAIN” from voting.

•	With respect to Proposal 2, you may vote “FOR” the proposal, “AGAINST” the proposal or you may elect to “ABSTAIN” from voting.

•	With respect to Proposal 3, you may vote “FOR” the proposal, “AGAINST” the proposal or you may elect to “ABSTAIN” from voting.

Q.	What is the effect of abstaining from voting?

A.	If you abstain from voting on Proposals 1, 2 or 3, your shares will be counted as present in person or represented by proxy and entitled to vote on such proposal. An abstention on Proposal 1 or 3 will have the same effect as a vote against such proposal. An abstention on Proposal 2 is not considered a “vote cast” and will have no effect on the outcome of the proposal if the total votes cast on this proposal represent over 50% of the outstanding shares of our common stock.

Q.	Can I change my vote after I have mailed my signed proxy card?

A.	Yes. You can change your vote at any time before your proxy is voted at the special meeting. To revoke your proxy, you must either:

•	submit a later-dated proxy card by mail, Internet or phone (as provided above under “How do I vote without attending the special meeting?”);

•	give written notice to Carter R. Todd, the Secretary of Gaylord, stating that you are revoking your proxy; or

•	attend the special meeting and vote your shares in person (merely attending the special meeting will not constitute revocation of your proxy).

If your shares are held through a broker, bank, or other nominee, you should contact your broker, bank or other nominee to change your vote.

Q.	Should I send my stock certificates now?

A.	No. After the merger is completed, Gaylord stockholders will receive written instructions from the exchange agent on how to exchange their Gaylord common stock for shares of Granite common stock. Please do not send your Gaylord stock certificates with your proxy.

Q.	Where will my Granite common stock be publicly traded?

A.	Granite will apply to list the new shares of Granite common stock on the NYSE upon completion of the merger. We expect that Granite common stock will trade under the symbol “[ ]”.

Q.	Will a proxy solicitor be used?

A.	Yes. We have engaged [ ] to assist in the solicitation of proxies for the special meeting and estimate we will pay [ ] a fee of approximately $[ ]. We have also agreed to reimburse [ ] for reasonable out-of-pocket expenses and disbursements incurred in connection with the proxy solicitation and to indemnify [ ] against certain losses, costs and expenses. In addition, our officers and employees may also solicit proxies by mail, telephone, e-mail or facsimile transmission. They will not be paid additional remuneration for their efforts. Upon request, we will reimburse brokers, dealers, banks and trustees, or their nominees, for reasonable expenses incurred by them in forwarding proxy material to beneficial owners of shares of our common stock.

Q.	What do I need to do now?

A.	You should carefully read and consider the information contained in this proxy statement/prospectus, including its annexes. It contains important information about what our board of directors considered in evaluating and approving the REIT conversion and the merger agreement.

You should then complete and sign your proxy card and return it in the enclosed envelope as soon as possible so that your shares will be represented at the special meeting, or vote your proxy by telephone or over the Internet. If your shares are held through a broker, bank or other nominee, you should receive a separate voting instruction form with this proxy statement/prospectus.

Q.	Whom should I call with questions?

A.	You should call [ ], our proxy solicitor, toll free at [ ] with any questions about the special meeting, or to obtain additional copies of this proxy statement/prospectus or additional proxy cards. You may also call [ ], our [ ], at [ ].

STRUCTURE OF THE TRANSACTION

The following diagrams summarize the corporate structure of Gaylord and Granite, as applicable before and after the completion of the REIT conversion, including the merger and related restructuring transactions.

*	Recently formed for the purpose of the REIT conversion.

1.	Gaylord Entertainment Company causes assets to be moved to, or retains non-REIT assets in, one or more wholly owned subsidiaries which will become TRSs, or subsidiaries of TRSs, following the REIT conversion.
2.	Gaylord Entertainment Company merges with and into Granite Hotel Properties, Inc. and Gaylord Entertainment Company stockholders receive a number of shares of Granite Hotel Properties, Inc. common stock equal to, and exchanged for, the number of shares of Gaylord Entertainment Company common stock they own.
3.	Granite Hotel Properties, Inc. distributes the special E&P distribution to its stockholders, which is expected to be declared and paid in the fourth quarter of 2012, following completion of the merger.

SUMMARY

This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus and the other documents to which this proxy statement/prospectus refers to fully understand the REIT conversion and the merger. In particular, you should read the annexes attached to this proxy statement/prospectus, including the merger agreement, which is attached as Annex A. You also should read the Granite Charter and Granite Bylaws, attached as Annex B and Annex C, respectively, because these documents will govern your rights as a stockholder following the completion of the merger. See the section entitled “Where You Can Find More Information” in the front part of this proxy statement/prospectus. For a discussion of the risk factors that you should carefully consider, see the section entitled “Risk Factors” beginning on page 26. Most items in this summary include a page reference directing you to a more complete description of that item.

The information contained in this proxy statement/prospectus, unless otherwise indicated, assumes the REIT conversion and all the transactions related to the REIT conversion, including the merger, will occur. When used in this proxy statement/prospectus, unless otherwise specifically stated or the context otherwise requires, the terms “we,” “our” and “us” refer to Gaylord and its subsidiaries with respect to the period prior to the completion of the merger, and Granite and its subsidiaries with respect to the period after the completion of the merger.

The Companies

Gaylord Entertainment Company

One Gaylord Drive

Nashville, Tennessee 37214

(615) 316-6000

Gaylord Entertainment Company, a Delaware corporation, was originally incorporated in 1956 and was reorganized in connection with a 1997 corporate restructuring. Gaylord believes it is the only hospitality company whose stated primary focus is on the large group meetings and conventions sector of the lodging market. Gaylord’s hospitality business includes our Gaylord branded hotels, consisting of the Gaylord Opryland Resort & Convention Center in Nashville, Tennessee, the Gaylord Palms Resort & Convention Center near Orlando, Florida, the Gaylord Texan Resort & Convention Center near Dallas, Texas and the Gaylord National Resort & Convention Center near Washington D.C. Gaylord also owns and operates the Radisson Hotel at Opryland in Nashville, Tennessee. Gaylord’s award-winning Gaylord branded hotels incorporate not only high quality lodging, but also significant meeting, convention and exhibition space, superb food and beverage options and retail facilities within a single self-contained property. As a result, Gaylord’s properties provide a convenient and entertaining environment for convention guests.

Gaylord also owns and operates several attractions in Nashville, including the Grand Ole Opry, a live country music variety show that is the nation’s longest running live radio show and an icon in country music. Gaylord’s Nashville attractions provide entertainment opportunities for Nashville-area residents and visitors, including our Gaylord Opryland Resort & Convention Center hotel and convention guests, while adding to Gaylord’s destination appeal.

Gaylord’s operations are organized into three principal business segments: (i) Hospitality, which includes hotel operations; (ii) Opry and Attractions, which includes the Grand Ole Opry assets, WSM-AM and our Nashville attractions; and (iii) Corporate and Other, which includes corporate expenses.

Granite Hotel Properties, Inc.

One Gaylord Drive

Nashville, Tennessee 37214

(615) 316-6000

Granite Hotel Properties, a Delaware corporation, was organized on June 21, 2012 and is a wholly-owned subsidiary of Gaylord. Upon consummation of the merger, Granite will hold, directly or indirectly, all of Gaylord’s assets and will succeed to and continue the then existing business of Gaylord. Prior to the merger, Granite will conduct no business other than incident to the merger.

General

The board of directors of Gaylord has approved a plan to restructure Gaylord’s business operations to facilitate the qualification of Granite, as the successor to Gaylord’s assets and business operations following the completion of the merger, as a REIT for federal income tax purposes. In connection therewith, on May 31, 2012, we announced our agreement to sell the Gaylord Hotels brand and rights to manage our Gaylord Hotels properties to Marriott for $210 million in cash. The closing of the Marriott sale transaction is subject to the satisfaction of certain conditions, including our stockholders’ adoption of the merger agreement. We expect the consummation of the Marriott sale transaction to occur promptly after our stockholders adopt the merger agreement. Upon consummation of the Marriott sale transaction, Marriott will begin to be responsible for the day-to-day management of our Gaylord Hotels properties pursuant to management agreements to be entered into upon the closing of the Marriott sale transaction, and we anticipate that this management transition will be complete by January 1, 2013, when we anticipate that our election to become a REIT will be effective. In addition, prior to the completion of the REIT conversion, we will identify and engage a third-party hotel manager to operate and manage the Radisson Hotel at Opryland.

The merger, the special E&P distribution and the other restructuring transactions are designed to enable Granite, as the business successor of Gaylord, to hold its assets and business operations in a manner that will enable us to elect to be treated as a REIT for federal income tax purposes. If Granite qualifies as a REIT, it generally will not be subject to federal corporate income taxes on that portion of its capital gain or ordinary income from its REIT operations that is distributed to its stockholders. This treatment would substantially eliminate the federal “double taxation” on earnings from REIT operations, or taxation once at the corporate level and again at the stockholder level, that generally results from investment in a regular C corporation. As explained more fully below, to comply with certain REIT qualification requirements, we must engage third-party managers to operate and manage our hotel properties. Additionally, non-REIT operations, which consist of the activities of TRSs that will act as lessees of our hotels, as well as the businesses within our Opry and Attractions segment, would continue to be subject, as applicable, to federal and state corporate income taxes.

We are distributing this proxy statement/prospectus to you as a holder of our common stock in connection with the solicitation of proxies by our board of directors for your approval of a proposal to adopt the merger agreement and approve the issuance of up to [                ] shares of our common stock in connection with the special E&P distribution.

Board of Directors and Management of Granite (See page 7)

The board of directors and executive officers of Gaylord immediately prior to the merger will be the board of directors and executive officers, respectively, of Granite immediately following the merger. However, it is anticipated that there will be a reorganization within, and a reduction in the number of members of, Gaylord’s current executive management team and other employees. Although the specific actions to be taken in connection with this reorganization have not yet been finally determined, we anticipate that these actions will reflect the fact that Granite will no longer operate or manage our hotel properties following our conversion to a REIT and will result in Granite having a more streamlined corporate overhead and executive management structure.

Interests of Directors and Executive Officers in the REIT Conversion and the Merger (See page 7)

Our directors and executive officers own shares of our common stock, restricted stock units and options to purchase shares of our common stock, and, to that extent, their interest in the REIT conversion and the merger is the same as that of the other holders of our shares of common stock, restricted stock units and options to purchase shares of our common stock.

Regulatory Approvals (See page 64)

We are not aware of any federal, state, local or foreign regulatory requirements that must be complied with or approvals that must be obtained prior to the completion of the merger pursuant to the merger agreement, other than compliance with applicable federal and state securities laws, the filing of a certificate of merger as required under the DGCL, and consent to a pro forma transfer of control from the Federal Communications Commission with respect to our radio station operations, and various state governmental authorizations.

Comparison of Rights of Stockholders of Gaylord and Granite (See page 152)

Your rights as a holder of Gaylord common stock are currently governed by the Delaware General Corporation Law, Gaylord’s restated certificate of incorporation, which we refer to as the Gaylord Charter, and the second amended and restated bylaws of Gaylord, which we refer to as the Gaylord Bylaws. If the merger agreement is adopted by Gaylord’s stockholders and the merger is completed, you will become a stockholder of Granite and your rights as a stockholder of Granite will be governed by the Delaware General Corporation Law, Granite’s amended and restated certificate of incorporation, which we refer to as the Granite Charter, and Granite’s amended and restated bylaws, which we refer to as the Granite Bylaws. There are certain differences between your rights as a holder of Gaylord common stock and your rights as a holder of Granite common stock.

A principal difference is that, to satisfy requirements under the Code that are applicable to REITs in general and to otherwise address concerns relating to capital stock ownership, the Granite Charter will generally prohibit any stockholder from owning more than 6.9% of the outstanding shares of Granite common stock or any other class or series of Granite capital stock. These limitations may be waived or modified by the board of directors of Granite, either generally or with respect to a specific stockholder, subject to the terms of the Granite Charter. In addition, the Granite Charter provides for certain exceptions to these ownership limitations for stockholders who hold greater than 6.9% of the outstanding common stock of Granite as of the completion of the merger.

Another difference is that, under the Granite Bylaws, directors will be elected by the vote of the majority of the votes cast with respect to the director’s election, except in connection with a contested director election, in which case directors will be elected by a plurality of the votes cast. In contrast, under the Gaylord Bylaws, directors are elected by a plurality of the votes cast in all director elections.

For more detail regarding the differences between your rights as a holder of Gaylord common stock and your rights as a holder of Granite common stock, see the sections entitled “Description of Granite Capital Stock” beginning on page 145 and “Comparison of Rights of Stockholders of Gaylord and Granite” beginning on page 152. In addition, the forms of the Granite Charter and Granite Bylaws are attached as Annex B and Annex C, respectively.

Material Federal Income Tax Consequences—Taxation of the Merger (See page 159)

The merger is intended to qualify as a reorganization under Section 368(a) of the Code, and, prior to the effectiveness of this Registration Statement, our special tax counsel, Skadden, Arps, Slate, Meagher & Flom LLP, or Skadden, has rendered an opinion, subject to the conditions and qualifications set forth therein, that the merger will be treated for federal income tax purposes as a reorganization under Section 368(a) of the Code. Accordingly, neither Gaylord, Granite nor you will recognize gain or loss as a result of the merger for federal income tax purposes.

Qualification of Granite following the REIT Conversion (See page 159)

We intend that following the completion of the merger and other transactions relating to the REIT conversion, Granite will be organized so that it may qualify for taxation as a REIT commencing with its 2013 tax year. Prior to the effectiveness of this Registration Statement, Skadden has rendered an opinion, subject to the conditions and qualifications set forth therein, that Granite will be organized in conformity with the requirements for qualification as a REIT under the Code, and Granite’s proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT. Granite’s qualification and taxation as a REIT will depend upon its ability to meet, on a continuing basis, various qualification requirements imposed upon REITs by the Code. Provided that Granite qualifies as a REIT, it will generally be entitled to a deduction for dividends that it pays, and therefore will not be subject to federal corporate income tax on its net income that is distributed to its stockholders on a current basis. This deduction for dividends paid substantially eliminates the “double taxation” of corporate income (i.e., taxation at both the corporate and stockholder levels) that generally results from investment in a corporation. In general, income that is generated by a REIT and distributed to its stockholders on a current basis is taxed only at the stockholder level.

Recommendation of the Board of Directors

Our board of directors believes that the REIT conversion and the merger are in the best interests of Gaylord and our stockholders. As such, our board of directors unanimously recommends that our stockholders vote “FOR” the adoption of the merger agreement, “FOR” the approval of the issuance of shares of our common stock in connection with the special E&P distribution, and “FOR” the adjournment proposal.

Date, Time and Place of the Special Meeting (See page 54)

The special meeting of our stockholders will be held on September 19, 2012 at 9:00 a.m., local time, at the Gaylord Opryland Resort and Convention Center, 2800 Opryland Drive, Nashville, Tennessee 37214, to consider and vote upon the proposals described in the notice of special meeting.

Stockholders Entitled to Vote (See page 54)

The Gaylord board of directors has fixed the close of business on August 8, 2012, as the record date for the determination of stockholders entitled to receive notice of, and to vote at, the special meeting. On the record date, there were [                ] shares of our common stock outstanding. On such date, the shares were held by [                    ] holders of record.

Vote Required For Each Proposal (See page 55)

The affirmative vote of the holders of a majority of the outstanding shares of our common stock is required for the adoption of the merger agreement. Accordingly, abstentions and “broker non-votes” will have the effect of a vote against the proposal to adopt the merger agreement.

The board of directors of Gaylord reserves the right to cancel the merger at any time prior to the filing of the certificate of merger with the Secretary of State of the State of Delaware, even if the stockholders vote to adopt the merger agreement and the other conditions to the completion of the merger are satisfied or waived, if the board determines that the merger is no longer in the best interests of Gaylord or its stockholders.

The affirmative vote of a majority of votes cast on the proposal to issue up to [                ] shares of our common stock in connection with the special E&P distribution is required to approve this proposal, provided that the total votes cast on this proposal represent over 50% of the outstanding shares of our common stock. An abstention on Proposal 2 is not considered a “vote cast” and will have no effect on the outcome of the proposal if the total votes cast on this proposal represent over 50% of the outstanding shares of our common stock.

The affirmative vote of a majority of the shares of our common stock that are present or represented by proxy at the special meeting is required to approve the adjournment proposal. Accordingly, abstentions will have the effect of a vote against this proposal, while broker non-votes will not impact the outcome of this proposal, assuming a quorum is otherwise present.

Absence of Appraisal Rights (See page 64)

Under the Delaware General Corporation Law, you will not be entitled to any appraisal rights as a result of the merger or REIT conversion.

Shares Owned by Gaylord’s Directors and Executive Officers

As of [                ], 2012 the directors and executive officers of Gaylord and their affiliates owned and were entitled to vote [                ] shares of Gaylord common stock, or [    ]% of the shares outstanding on that date entitled to vote with respect to each of the proposals. We currently expect that each director and executive officer of Gaylord will vote the shares of our common stock beneficially owned by such director or executive officer “FOR” adoption of the merger agreement, “FOR” the issuance of up to [                ] shares of our common stock in connection with the special E&P distribution and “FOR” the proposal to adjourn or postpone the special meeting.

Historical Market Price of Gaylord Common Stock

Gaylord’s common stock is listed on the NYSE under the symbol “GET.”

The following table presents the reported high and low sale prices of Gaylord common stock on the NYSE, in each case for the periods indicated, as reported by the NYSE. On May 30, 2012, the last full trading day prior to the announcement of the proposed REIT conversion, the closing sale price of Gaylord common stock on the NYSE was $34.48 per share. On [                ], 2012, the latest practicable date before printing of this proxy statement/prospectus, the closing price of Gaylord common stock on the NYSE was $[        ] per share. You should obtain a current stock price quotation for Gaylord common stock.

	High			Low
Year Ending December 31, 2012
Second Quarter (through [ ], 2012)	$	[	]	$	[	]
First Quarter		$32.14			$24.19

Year Ended December 31, 2011
Fourth Quarter		$25.13			$17.39
Third Quarter		$32.37			$18.02
Second Quarter		$36.62			$27.92
First Quarter		$38.22			$32.74

Year Ended December 31, 2010
Fourth Quarter		$37.38			$29.80
Third Quarter		$31.49			$20.87
Second Quarter		$34.55			$22.02
First Quarter		$29.47			$18.65

It is expected that, upon completion of the merger, Granite common stock will be listed and traded on the NYSE under the symbol “[            ]”. The historical trading prices of Gaylord common stock are not necessarily indicative of the future trading prices of Granite’s common stock because, among other things, the current stock price of Gaylord reflects the current market valuation of Gaylord’s current business and assets, including the cash or stock that may be distributed in connection with the special E&P distribution, and does not necessarily take into account the changes in Gaylord’s business and operations that will occur in connection with the REIT conversion. See the section entitled “Risk Factors—Risks Related to the REIT Conversion—The current market price of Gaylord common stock may not be indicative of the market price of Granite common stock following the completion of the REIT conversion and the special E&P distribution” on page 32.

SUMMARY UNAUDITED PRO FORMA CONDENSED FINANCIAL DATA

The following tables present selected financial data from the unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2011, the unaudited pro forma condensed consolidated statement of operations for the three months ended March 31, 2012, and the unaudited pro forma condensed consolidated balance sheet as of March 31, 2012. The following unaudited pro forma consolidated financial data gives effect to our sale of the Gaylord Hotels brand and the management rights of our four major hotels, as well as the REIT conversion. The unaudited pro forma balance sheet is presented as if these transactions had occurred on March 31, 2012. The unaudited pro forma statements of operations present the effects of these transactions as though each had occurred on January 1, 2011, but calculated as each is expected to occur based on actual data as of March 31, 2012.

The unaudited pro forma consolidated financial data is based on the estimates and assumptions set forth in the notes to such statements, which are preliminary and have been made solely for the purposes of developing such pro forma information. See the section entitled “Pro Forma Financial Information” beginning on page 93. We believe these pro forma adjustments are reasonable; however, actual results may materially and adversely differ from the pro forma information. The unaudited pro forma consolidated financial data is not necessarily indicative of the financial position or operating results that would have been achieved had the transactions been completed as of the dates indicated, nor are they necessarily indicative of future financial position or operating results. This information should be read in conjunction with the unaudited pro forma condensed consolidated financial statements and related notes and the historical financial statements and related notes included in, or incorporated by reference into, this proxy statement/prospectus.

The unaudited pro forma condensed consolidated statements of operations and condensed consolidated balance sheet do not reflect the following:

•

One-time costs related to the REIT conversion and Marriott sale transaction currently estimated to be $55 million, including approximately $10 million in investment banking fees, $6 million in legal fees, $4 million in consulting fees, $19 million in severance and retention costs, and $16 million in conversion costs;

•

Anticipated federal income taxes associated with the receipt of the purchase price in the Marriott sale transaction and other transactions related to the REIT conversion net of remaining net operating losses, of approximately $43 million to $53 million; or

•	Anticipated annualized cost synergies, net of management fees, of approximately $33 million to $40 million.

The unaudited pro forma financial results assume that 100% of taxable income has been distributed and that all relevant REIT qualifying tests, as dictated by the Code and IRS rules and interpretations, were met for the entire period. All assumptions used in the following unaudited pro forma condensed consolidated financial data are described in the section entitled “Pro Forma Financial Information” beginning on page 93.

	Pro Forma
	For the Year Ended December 31, 2011 (Unaudited)	For the Three Months Ended March 31, 2012 (Unaudited)
	(in thousands)
Condensed Consolidated Statement of Operations
Total operating revenues	$952,144	$238,915
Total operating expenses	887,271	221,935
Operating income	64,873	16,980
Interest expense, interest income, income from unconsolidated companies and other gains and losses	(62,043)	(11,208)
Benefit from income taxes	2,312	1,349
Income from continuing operations	5,142	7,121

Pro Forma as of March 31, 2012 (Unaudited)
(in thousands)
Condensed Consolidated Balance Sheet
Cash and cash equivalents – unrestricted	$161,762
Current deferred income tax assets	2,954
Total current assets	269,742
Property and equipment, net of accumulated depreciation	2,205,661
Total assets	2,687,079
Total current liabilities	154,172
Long-term debt and capital lease obligations, net of current portion	1,061,182
Long-term deferred income tax liability	58,933
Deferred management rights proceeds	190,000
Total stockholders equity	1,052,673
Total liabilities and stockholders equity	2,687,079

Comparative Historical and Pro Forma Per Share Data

The following tables set forth selected historical per share data for Gaylord and selected unaudited pro forma per share data after giving effect to our sale of the Gaylord Hotels brand and the management rights of our four major hotels, as well as the REIT conversion. This information should be read in conjunction with the selected historical financial information included elsewhere in this proxy statement/prospectus and the historical financial statements and related notes that are included in, or incorporated by reference in, this proxy statement/prospectus. The pro forma per share amounts have been computed using the assumptions described in the section entitled “Pro Forma Financial Information.” The unaudited pro forma consolidated financial data are presented for informational purposes only. The unaudited pro forma financial data is not necessarily indicative of the financial position or operating results that would have occurred had the transactions been completed, nor are they necessarily indicative of future financial position or operating results.

Historical Data Per Share

The historical book value per share data presented below is computed by dividing total stockholders’ equity of $1,052,851,000 as of March 31, 2012 by 48,902,467, the number of shares outstanding as of that date.

	For the Year Ended December 31, 2011	As of or for the Three Months Ended March 31, 2012
Income from continuing operations per share:
Basic	$0.21	$0.12
Diluted	0.20	0.12
Dividends	None	None
Book value per share	n/a	21.53

Unaudited Pro Forma Per Share Data

The pro forma book value per share data presented below is computed by dividing pro forma total stockholders’ equity of $1,052,673,000 by 60,330,467, the pro forma number of shares which would have been outstanding on March 31, 2012.

	Pro Forma
	For the Year Ended December 31, 2011	As of or for the Three Months Ended March 31, 2012
Income from continuing operations per share:
Basic	$0.09	$0.12
Diluted	0.08	0.12
Dividends(1)	None	None
Book value per share	n/a	17.45

(1)	Pro forma results exclude calculation of dividends that would be required for a REIT.

RISK FACTORS

In addition to the other information in this proxy statement/prospectus, you should carefully consider the following risk factors relating to the proposed REIT conversion, the merger, and our business in determining whether or not to vote for adoption of the merger agreement and the issuance of up to [                ] shares of our common stock in connection with the special E&P distribution. You should carefully consider the additional risks described in Gaylord’s annual, quarterly and current reports, including those identified in Gaylord’s Annual Report on Form 10-K for the year ended December 31, 2011. This section includes or refers to certain forward-looking statements. See the section entitled “Special Note Regarding Forward-Looking Statements” beginning on page 53 for the qualifications and limitations of these forward-looking statements.

Risks Related to the REIT Conversion

If we fail to qualify as a REIT or fail to remain qualified as a REIT, we would be subject to tax at corporate income tax rates and would not be able to deduct distributions to stockholders when computing our taxable income.

We are currently not treated as a REIT for tax purposes. Our board of directors has authorized us to take the steps necessary to elect to be treated as a REIT for tax purposes, effective for the taxable year beginning January 1, 2013, subject to the prior consummation of the sale of the Gaylord Hotels brand and rights to manage our Gaylord Hotels properties and the transfer of certain assets to Marriott, which we refer to as the Marriott sale transaction, and receipt of stockholder adoption of the merger agreement. To qualify as a REIT, we plan to hold our non-qualifying REIT assets in one or more TRSs. These non-qualifying REIT assets consist principally of non-real estate assets related to our Hospitality segment and the assets related to our Opry and Attractions segment as currently structured and operated.

If, in any taxable year, we fail to qualify for taxation as a REIT, and are not entitled to relief under the Code:

•	we would not be allowed a deduction for distributions to stockholders in computing our taxable income;

•	we would be subject to federal and state income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates; and

•	we would be disqualified from REIT tax treatment for the four taxable years following the year during which we were so disqualified.

Any such corporate tax liability could be substantial and would reduce the amount of cash available for other purposes. This adverse impact could last for five or more years because, unless we are entitled to relief under certain statutory provisions, we would be taxable as a C corporation, beginning in the year in which the failure occurs, and we would not be allowed to re-elect to be taxed as a REIT for the following four years.

If we fail to qualify for taxation as a REIT, we may need to borrow additional funds or liquidate certain assets to pay any additional tax liability. Accordingly, funds available for investment would be reduced.

REIT qualification involves the application of highly technical and complex provisions of the Code to our operations as well as various factual determinations concerning matters and circumstances not entirely within our control. There are limited judicial or administrative interpretations of these provisions. Although we plan to operate in a manner consistent with the REIT qualification rules, we cannot assure you that we will so qualify or remain so qualified.

While our tax counsel has, prior to the effectiveness of this Registration Statement, rendered an opinion that we will be organized in accordance with the requirements for qualification as a REIT upon completing the REIT conversion and the restructuring transactions contemplated thereby, including the merger, this opinion is not binding on the IRS or any court and does not guarantee our qualification as a REIT.

Skadden has, prior to the effectiveness of this Registration Statement, rendered an opinion that, following completion of the restructuring transactions in connection with the REIT conversion, and as of January 1, 2013, we will be organized in conformity with the requirements for qualification as a REIT under the Code, and that our planned method of operation will enable us to meet the requirements for qualification and taxation as a REIT under the Code. You should be aware, however, that opinions of counsel are not binding on the IRS or any court, and either could take a position different from that expressed by counsel. Any opinion of Skadden will represent only its view based on a review and analysis of existing law and would be conditioned upon certain assumptions, including the assumption that the Granite Charter and other applicable legal documents are enforceable and will be complied with, upon the accuracy and completeness of the factual matters described in this proxy statement/prospectus, upon a ruling received from the IRS as to certain federal income tax matters, and upon representations, statements and undertakings by us relating to Granite’s organization and expected manner of operation. Given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given by Skadden or us that we will so qualify for any particular year. Any opinion of Skadden as to our qualification and taxation as a REIT is expressed as of the date issued.

Furthermore, both the validity of any opinion of Skadden and our qualification and taxation as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis. Our ability to satisfy the quarterly asset tests under applicable Code provisions and Treasury regulations will depend in part upon our board of directors’ good faith analysis of the fair market values of our assets, some of which are not susceptible to a precise determination. Our compliance with the REIT income and quarterly asset requirements also depends upon our ability to successfully manage the composition of our income and assets on an ongoing basis. While we believe that we will satisfy these tests, Skadden will not review compliance with these tests on a continuing basis.

We may not realize the anticipated tax benefits from the REIT conversion effective January 1, 2013 because the timing of the merger and REIT conversion is not certain.

We will complete the merger after the special meeting of stockholders, receipt of stockholder adoption of the merger agreement, the satisfaction or waiver of the other conditions to the merger and receipt of stockholder approval of the issuance of shares in connection with the special E&P distribution. In addition, the timing of the merger will depend on our ability to conform our operations to the requirements for qualification as a REIT. We currently anticipate that the completion of the merger will occur on or about the time of (but not earlier than) the consummation of the Marriott sale transaction. We anticipate that the merger will occur no later than December 31, 2012, although we cannot assure you that the merger will not be delayed. If the merger and the other restructuring transactions were significantly delayed, we may not be qualified to elect REIT status effective January 1, 2013, in which event we could not elect REIT status until the taxable year beginning January 1, 2014, at the earliest. In that event, the benefits attributable to our qualification and taxation as a REIT, including our ability to reduce our corporate level federal income tax through distributions to our stockholders, would not commence January 1, 2013, and we would pay corporate level income taxes on our taxable income until such time as we became a REIT. Additionally, even if the transactions necessary to implement the REIT conversion are effected, our board of directors may decide not to elect REIT status, or to delay such election, if it determines in its sole discretion that it is not in the best interests of us or our stockholders.

As a REIT, failure to make required distributions to our stockholders would subject us to federal corporate income tax.

We have not paid a cash distribution on our common stock since 1999. Following the completion of the REIT conversion, we intend to declare regular quarterly distributions commencing with the first quarter of 2013, the amount of which will be determined, and will be subject to adjustment, by our board of directors. To qualify and be taxed as a REIT, we will generally be required to distribute at least 90% of our REIT taxable income (determined without regard to the dividends paid deduction and excluding net capital gain) each year to our stockholders. If our cash available for distribution falls short of our estimates, we may be unable to maintain the proposed quarterly distributions that approximate our taxable income, and may fail to qualify for taxation as a REIT. In addition, our cash flows from operations may be insufficient to fund required distributions as a result of differences in timing between the actual receipt of income and the recognition of income for federal income tax purposes, or the effect of nondeductible expenditures.

To the extent that we satisfy the 90% distribution requirement, but distribute less than 100% of our REIT taxable income, we will be subject to federal corporate income tax on our undistributed taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our stockholders for a calendar year is less than a minimum amount specified under the Code.

Covenants specified in our existing and future debt instruments may limit our ability to make required REIT distributions.

Our $925 million senior secured credit facility and the indentures governing our 6.75% senior notes impose, and future financing agreements are likely to impose, operating and financial restrictions on our activities, including restrictions on our ability to make distributions required for us to maintain qualification and taxation as a REIT. Prior to consummating the restructuring transaction, and the merger and the Marriott sale transaction, we must obtain waivers and consents of the required lenders pursuant to our $925 million senior secured credit facility to amend the facility. We anticipate that any amendments to our $925 million senior secured credit facility will continue to impose operating and financial restrictions on our activities and will continue to limit our ability to make distributions. If these limits prevent us from satisfying our REIT distribution requirements, we could fail to qualify for taxation as a REIT.

We may be required to borrow funds, sell assets, or issue equity to satisfy our REIT distribution requirements or maintain the asset ownership tests.

To meet the REIT distribution requirements and maintain our qualification and taxation as a REIT, we may need to borrow funds, sell assets or issue equity, even if the then-prevailing market conditions are not favorable for these borrowings, sales or offerings. Any insufficiency of our cash flows to cover our REIT distribution requirements could adversely impact our ability to raise short- and long-term debt, to sell assets, or to offer equity securities to fund distributions required to maintain our qualification and taxation as a REIT. Furthermore, the REIT distribution requirements may increase the financing we need to fund capital expenditures, future growth and expansion initiatives. This would increase our total leverage. For a discussion of risks related to our substantial level of indebtedness, see “—Risks Related to Our Business and Properties.”

In addition, if we fail to comply with certain asset ownership tests described under “Material Federal Income Tax Consequences,” at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification. As a result, we may be required to liquidate otherwise attractive assets. These actions may reduce our income and amounts available for distribution to our stockholders.

Complying with REIT requirements may limit our flexibility or cause us to forego otherwise attractive opportunities.

To qualify as a REIT for federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of Granite common stock. Thus, compliance with these tests will require us to refrain from certain activities discussed in “Material Federal Income Tax Consequences” and may hinder our ability to make certain attractive investments, including the purchase of non-qualifying assets, the expansion of non-real estate activities, and investments in the businesses to be conducted by our TRSs, and to that extent limit our opportunities and our flexibility to change our business strategy. Furthermore, acquisition opportunities may be adversely affected if we need or require the target company to comply with some REIT requirements prior to closing. In addition, converting to a REIT may result in investor pressures not to pursue growth opportunities that are not immediately accretive.

Following our election to be taxed as a REIT, we intend to conduct a significant portion of our business activities, including those currently operated within our Opry and Attractions segment, through TRSs. Under the Code, no more than 25% of the value of the assets of a REIT may be represented by securities of one or more TRSs and other non-qualifying assets. This limitation may affect our ability to make additional investments in our Opry and Attractions segment as currently structured and operated or in other non-REIT qualifying operations or assets. To meet our annual distribution requirements, we may be required to distribute amounts that may otherwise be used for our operations, including amounts that may otherwise be invested in future acquisitions, capital expenditures or repayment of debt, and it is possible that we might be required to borrow funds, sell assets or issue equity to fund these distributions, even if the then-prevailing market conditions are not favorable for these borrowings, sales or offerings.

Our planned use of TRSs may cause us to fail to qualify as a REIT.

The net income of our TRSs is not required to be distributed to us, and income that is not distributed to us generally will not be subject to the REIT income distribution requirement. However, there may be limitations on our ability to accumulate earnings in our TRSs and the accumulation or reinvestment of significant earnings in our TRSs could result in adverse tax treatment. In particular, if the accumulation of cash in our TRSs causes the fair market value of our securities in our TRSs and certain other non-qualifying assets to exceed 25% of the fair market value of our assets, we would fail to qualify as a REIT.

If our leases of our hotel properties to TRS lessees are not true leases for federal income tax purposes, we may fail to qualify as a REIT.

For the lease payments by our TRS lessees to qualify for purposes of the gross income tests, the lease or sublease must be considered a true lease for federal income tax purposes and must not be treated as a service contract, joint venture, or some other type of arrangement. We intend to structure our leases and subleases of our hotel properties to our TRS lessees so that the leases will be considered true leases for federal income tax purposes, but there can be no assurance that the IRS will agree with this characterization.

If any of our third-party hotel managers fails to qualify as an “eligible independent contractor,” or if our hotels are not “qualified lodging facilities,” we will fail to qualify as a REIT.

Rent paid by a lessee or sublessee that is a “related party tenant” of ours will not be qualifying income for purposes of the two gross income tests applicable to REITs. An exception is provided, however, for leases of “qualified lodging facilities” to a TRS so long as the hotels are managed by an “eligible independent contractor” and certain other requirements are satisfied. After the consummation of the Marriott sale transaction, we will lease or sublease our Gaylord Hotels properties to TRS lessees, and such TRS lessees will have engaged Marriott as a third-party hotel manager. Prior to the completion of the REIT conversion, we will lease the Radisson Hotel at Opryland to a TRS lessee, and such TRS lessee will engage a third-party hotel manager. We believe Marriott and any other third-party hotel manager that our TRS lessees may engage in the future will qualify as “eligible independent contractors” for federal income tax purposes. Among other requirements, to qualify as an “eligible independent contractor,” the third-party hotel manager must not own, directly or through its stockholders, more than 35% of Granite’s outstanding shares, and no person or group of persons can own more than 35% of Granite’s outstanding shares and the shares (or ownership interest) of the third-party hotel manager, taking into account certain ownership attribution rules. The ownership attribution rules that apply for purposes of these 35% thresholds are complex, and monitoring actual and constructive ownership of Granite’s shares by the third-party hotel manager and their owners may not be practical. Accordingly, there can be no assurance that these ownership levels will not be exceeded.

In addition, for a third-party hotel manager to qualify as an “eligible independent contractor,” such company or a related person must be actively engaged in the trade or business of operating “qualified lodging facilities” (as defined below) for one or more persons not related to the REIT or its TRSs at each time that such company enters into a hotel management contract with a TRS lessee. We believe that Marriott operates “qualified lodging facilities” for certain persons who will not be related to us, Granite or our TRSs, and Marriott will agree in its hotel management agreements that it, or its affiliates, are eligible independent contractors and will maintain such status. However, no assurances can be provided that Marriott or any other hotel managers that we may engage in the future will in fact comply with this requirement. Failure to comply with this requirement would require us to find other third-party hotel managers for future contracts, and, if we hired a third-party hotel manager without knowledge of the failure, it could jeopardize our status as a REIT.

Finally, each property with respect to which our TRS lessees pay rent must be a “qualified lodging facility.” A “qualified lodging facility” is a hotel, motel or other establishment more than one-half of the dwelling units in which are used on a transient basis, including customary amenities and facilities, provided that no wagering activities are conducted at or in connection with such facility by any person who is engaged in the business of accepting wagers and who is legally authorized to engage in such business at or in connection with such facility. We believe that our hotel properties will be “qualified lodging facilities.” Although we intend to monitor future acquisitions and improvements of properties, REIT provisions of the Code provide only limited guidance for making determinations under the requirements for “qualified lodging facilities,” and there can be no assurance that these requirements will be satisfied.

Our cash distributions are not guaranteed and may fluctuate.

A REIT generally is required to distribute at least 90% of its REIT taxable income to its stockholders. Our board of directors, in its sole discretion, will determine on a quarterly basis the amount of cash to be distributed to our stockholders based on a number of factors including, but not limited to, our results of operations, cash flow and capital requirements, economic conditions, tax considerations, borrowing capacity and other factors, including debt covenant restrictions that may impose limitations on cash payments and plans for future acquisitions and divestitures. Consequently, our distribution levels may fluctuate.

There are uncertainties relating to the estimate of our special E&P distribution.

To qualify for taxation as a REIT, we will be required to distribute to our stockholders all of our pre-REIT accumulated earnings and profits as measured for federal income tax purposes, prior to the end of our first taxable year as a REIT, which we expect will be the taxable year ending December 31, 2013. Failure to make the special E&P distribution before December 31, 2013 could result in our disqualification for taxation as a REIT. While we estimate that we will declare and pay the special E&P distribution during the fourth quarter of 2012, the determination of the timing and amount to be distributed to our stockholders in the special E&P distribution is a complex factual and legal determination. We may have less than complete information at the time we undertake our analysis or may interpret the applicable law differently from the IRS. We currently believe and intend that our special E&P distribution will satisfy the requirements relating to the distribution of our pre-REIT accumulated earnings and profits. There are, however, substantial uncertainties relating to the computation of our special E&P distribution, including the possibility that the IRS could, in auditing tax years through 2012, successfully assert that our taxable income should be increased, which could increase our pre-REIT accumulated earnings and profits. Thus, we may fail to satisfy the requirement that we distribute all of our pre-REIT accumulated earnings and profits by the close of our first taxable year as a REIT. Moreover, although there are procedures available to cure a failure to distribute all of our pre-REIT accumulated earnings and profits, we cannot now determine whether we will be able to take advantage of them or the economic impact to us of doing so.

Even if we qualify as a REIT, certain of our business activities will be subject to corporate level income tax, which will continue to reduce our cash flows, and we will have potential deferred and contingent tax liabilities.

Even if we qualify for taxation as a REIT, we may be subject to certain federal, state, and local taxes on our income and assets, including alternative minimum taxes, taxes on any undistributed income, and state or local income, franchise, property and transfer taxes. In addition, we could in certain circumstances be required to pay an excise or penalty tax, which could be significant in amount, to utilize one or more relief provisions under the Code to maintain qualification for taxation as a REIT.

Our business related to the non-real estate assets of our Hospitality segment and the assets of our Opry and Attractions segment will be conducted through one or more wholly-owned TRSs because these activities could generate non-qualifying REIT income as currently structured and operated. Those TRS assets and operations would continue to be subject, as applicable, to federal and state corporate income taxes in the jurisdictions in which those assets and operations are located. Any of these taxes would decrease our earnings and our available cash.

We will also be subject to a federal corporate level tax at the highest regular corporate rate (currently 35%) on all or a portion of the gain recognized from a sale of assets occurring within a specified period (generally, ten years) after the REIT conversion is completed, to the extent of the built-in-gain based on the fair market value of those assets on the effective date of the REIT election in excess of our then tax basis. If we elect REIT status for the taxable year beginning January 1, 2013, that tax on subsequently sold assets will be based on the fair market value and built-in-gain of those assets as of January 1, 2013. Gain from a sale of an asset occurring after the specified period ends will not be subject to this corporate level tax. We currently do not expect to sell any asset if the sale would result in the imposition of a material tax liability. We cannot, however, assure you that we will not change our plans in this regard.

In addition, the IRS and any state or local tax authority may successfully assert liabilities against us for corporate income taxes for taxable years prior to the time we qualified as a REIT, in which case we will owe these taxes plus applicable interest and penalties, if any. Moreover, any increase in taxable income for these pre-REIT periods will likely result in an increase in pre-REIT accumulated earnings and profits, which could either increase the taxable portion of the special E&P distribution to our stockholders or cause us to pay an additional taxable distribution to our stockholders after the relevant determination.

Complying with REIT requirements may limit our ability to hedge effectively and increase the cost of our hedging, and may cause us to incur tax liabilities.

The REIT provisions of the Code limit our ability to hedge liabilities. Generally, income from hedging transactions that we enter into to manage risk of interest rate changes with respect to borrowings made or to be made to acquire or carry real estate assets and income from certain currency hedging transactions related to any non-U.S. operations do not constitute “gross income” for purposes of the REIT gross income tests. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of the REIT gross income tests. As a result of these rules, we may need to limit our use of advantageous hedging techniques or implement those hedges through a TRS. This could increase the cost of our hedging activities because our TRSs would be subject to tax on income or gains resulting from hedges entered into by them or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, net operating losses in any of our TRSs generally will not provide any tax benefit, except for use against current or future taxable income in the TRSs.

The current market price of Gaylord common stock may not be indicative of the market price of Granite common stock following the completion of the REIT conversion and the special E&P distribution.

The current market price of Gaylord common stock may not be indicative of how the market will value Granite common stock following the completion of the REIT conversion because of the effect of the distribution of cash and shares of Granite common stock in connection with the special E&P distribution, the change in our organization from a taxable C corporation to a REIT and the change in our distribution policy. Gaylord’s common stock price does not necessarily take into account these effects, and the market price after the completion of the REIT conversion and the special E&P distribution could be lower than the current price. Furthermore, one of the factors that may influence the market price of Granite common stock will be the yield from distributions on Granite common stock compared to yields on other financial instruments. If, for example, an increase in market interest rates results in higher yields on other financial instruments, the market price of our common stock could be adversely affected. The market price of Granite common stock will also be affected by general market conditions (as the price of Gaylord common stock currently is) and will be potentially affected by the economic and market perception of REIT securities.

We have no experience operating as a REIT, which may adversely affect our financial condition, results of operations, the market price of our common stock and our ability to satisfy debt service obligations and make distributions to our stockholders.

Our senior management team has no experience operating a REIT. We cannot assure you that our past experience will be sufficient to operate our company successfully as a REIT. Failure to maintain REIT status could adversely affect our financial condition, results of operations, the market price of our common stock and our ability to satisfy debt service obligations and make distributions to our stockholders.

Legislative or other actions affecting REITs could have a negative effect on us or our stockholders.

At any time, the federal income tax laws governing REITs or the administrative interpretations of those laws may be amended. Federal and state tax laws are constantly under review by persons involved in the legislative process, the IRS, the United States Department of the Treasury and state taxing authorities. Changes to the tax laws, regulations and administrative interpretations, which may have retroactive application, could adversely affect us. We cannot predict with certainty whether, when, in what forms, or with what effective dates, the tax laws, regulations and administrative interpretations applicable to us may be changed. Accordingly, we cannot assure you that any such change will not significantly affect our ability to qualify for taxation as a REIT or the federal income tax consequences to us of such qualification.

You must hold your Granite common stock that you receive in the merger for a period of time after the merger is completed to receive the special E&P distribution.

If we complete the merger, the shares of Granite common stock that you receive in the merger must be held until the record date for the special E&P distribution for you to receive that distribution. We currently anticipate the record date for the special E&P distribution will be in the fourth quarter of 2012. During the period from the completion of the merger until the record date, your shares of Granite common stock will be subject to market risks and other risks inherent in holding equity securities, including the risk that the market price of Granite common stock may decline. In the event you dispose of your Granite common stock you receive in the merger prior to the record date for the special E&P distribution, you will not receive the special E&P distribution.

If the total cash payable to stockholders in the special E&P distribution is limited, your receipt of cash is dependent on the election of others.

In the event we receive a favorable ruling from the IRS, we expect to limit the total amount of cash payable in the special E&P distribution to a maximum of 20% of the total value of the special E&P distribution. The balance of the special E&P distribution will be in the form of shares of our common stock. If the total amount of cash elected by our stockholders exceeds 20% of the total value of the special E&P distribution, then, in general, the available cash will be prorated among those stockholders that elect to receive cash. Therefore, you may not receive exactly the dividend that you elect and may receive a pro rata amount of the available cash and shares of our common stock.

The ability of our board of directors to revoke our REIT qualification, without stockholder approval, may cause adverse consequences to our stockholders.

The Granite Charter provides that the board of directors may revoke or otherwise terminate the REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interest to continue to qualify as a REIT. If we cease to be a REIT, we will not be allowed a tax deduction with respect to distributions to our stockholders in computing our taxable income, and we will be subject to federal income tax at regular corporate rates and state and local taxes, which may have adverse consequences on our total return to our stockholders.

Risks Related to the Merger

We may be unable to satisfy the remaining conditions to the consummation of the Marriott sale transaction, and the Marriott sale transaction, merger and REIT conversion may not be completed.

Consummation of the Marriott sale transaction remains conditioned upon our obtaining the consent of the required lenders pursuant to our $925 million senior secured credit facility, described in further detail below. In addition, consummation of the Marriott sale transaction and completion of the merger are conditioned on, among other things, the absence of any law or regulation that prohibits the consummation of the Marriott sale transaction or completion of the merger and the adoption by our stockholders of the merger agreement. Satisfying the conditions to consummation of the sale transaction and completion of the merger may take longer and could cost more than we expect, and our stockholders may not adopt the merger agreement. Failure to consummate the Marriott sale transaction and to complete the merger could negatively affect the market price of our common stock, and any delays in consummation of the Marriott sale transaction or completion of the merger may result in a delay of our qualification to elect REIT status until January 1, 2014, at the earliest.

If we are unable to obtain waivers and consents of the lenders to our $925 million senior secured credit facility to amend the facility to accommodate the Marriott sale transaction, the REIT conversion and the merger, we may be delayed or prevented from consummating the Marriott sale transaction and completing the merger and REIT conversion.

Prior to consummating the Marriott sale transaction and completing the merger, we must obtain waivers and consents of the required lenders pursuant to our $925 million senior secured credit facility to amend the facility to accommodate the Marriott sale transaction, the merger, and the REIT conversion. If we are unable to obtain such waivers and consents of the lenders, the sale transaction, the merger, and the REIT conversion will not be consummated. Although we believe that we will be able to obtain such waivers and consents, we cannot assure you that the required lenders will agree to the amendment of our $925 million senior secured credit facility in a timely manner, or at all.

The purchase agreement with respect to the Marriott sale transaction may make it less likely that a competing transaction would emerge and may make it more difficult or expensive for Gaylord to accept a proposal to acquire Gaylord.

In the purchase agreement with respect to the Marriott sale transaction, we have agreed to cease all activities, discussions or negotiations and not to solicit proposals relating to the sale of the Gaylord Hotels brand and the right to manage our Gaylord Hotels properties. Although the purchase agreement does not prohibit us from considering or negotiating proposals to acquire Gaylord as a whole, if we terminate the purchase agreement because we enter into or our board has approved our entry into a definitive agreement with respect to an acquisition proposal, we would be required to pay Marriott a termination fee of $12.5 million. If the special meeting of stockholders is held and stockholder approval of the merger is not obtained, or other conditions of the transaction are not met and the Marriott sale transaction is terminated, we may be required to pay a termination fee of $5 million (with credit for any conversion expenses reimbursed to Marriott, which may exceed $5 million). We may also be required to pay Marriott an additional fee of $5 million if stockholder approval of the merger is not obtained and an alternative management or acquisition agreement is consummated. Such termination fees and expenses may make it less likely that a competing transaction would emerge and may make it more difficult and expensive for us to accept a competing transaction that our board of directors determines to be in the interests of us and our stockholders.

Risks Related to Our Business and Properties

If our third-party hotel managers do not manage our hotel properties successfully, our financial condition, results of operations and our ability to service debt and make distributions to our stockholders may be negatively impacted.

Due to federal income tax laws that restrict REITs from operating and managing hotels, we will not operate or manage any of our hotel properties after completing the REIT conversion. We will lease or sublease our hotel properties to TRSs, and such TRS lessees will engage third-party hotel managers pursuant to hotel management agreements. Marriott will manage our Gaylord Hotels properties, and we will identify third-party hotel managers to operate and manage the Radisson Hotel at Opryland and any hotels that we acquire in the future. Our third-party hotel managers will be responsible for the day-to-day management of our hotel properties, including, but not limited to, implementing significant operating decisions, setting rates for rooms and meeting space, controlling revenue and expenditures, collecting accounts receivable, and recruiting, employing and supervising employees at our hotel properties. We will not have the authority to require our third-party hotel managers to operate our hotel properties in a particular manner, although we will have consent and approval rights for certain matters under our hotel management agreements with Marriott, subject to the limitations described therein. As a result, our financial condition, results of operations and our ability to service debt and make distributions to our stockholders will largely be dependent on the ability of our third-party hotel managers to operate our hotel properties successfully. Any failure by our third-party hotel managers to provide quality services and amenities or maintain a quality brand name and reputation could have a negative impact on their ability to operate and manage our hotel properties successfully and could negatively impact our financial condition, results of operations and our ability to service debt and make distributions to our stockholders.

We cannot assure you that our third-party hotel managers will operate and manage our hotel properties in a manner that is consistent with their obligations under the hotel management agreements, that our third-party hotel managers will not be negligent in their performance or engage in other criminal or fraudulent activity, or that they will not otherwise default on their management obligations to us.

We will not have the authority to require our third-party hotel managers to operate our hotel properties in a particular manner, although we will have consent and approval rights for certain matters under our hotel management agreements with Marriott, subject to the limitations described therein. Thus, even if we believe our hotel properties are being operated inefficiently or in a manner that does not result in satisfactory occupancy rates, revenue per available room, or RevPAR, and average daily rate, or ADR, we will have limited ability to require our third-party hotel managers to change their method of operation of our hotel properties. We generally will attempt to resolve issues with third-party hotel managers through discussions and negotiations. However, if we are unable to reach satisfactory results through discussions and negotiations, we may choose to litigate the dispute or submit the matter to third-party dispute resolution or arbitration. We would be able to seek redress only if a third-party hotel manager violates the terms of the applicable hotel management agreement, and then only to the extent of the remedies provided for under the terms of the hotel management agreement. Additionally, in the event we need to replace any of our third-party hotel managers, we may experience significant business disruptions at the affected hotel properties, and may be liable, under certain circumstances, for significant damages and/or be required to make certain payments to our third-party managers.

The operation and management of our Gaylord Hotels properties from which we derive substantially all our Hospitality segment revenue will be concentrated in one third-party hotel manager.

After the consummation of the Marriott sale transaction, our Gaylord Hotels properties from which we derive substantially all our Hospitality segment revenue, will be operated and managed by Marriott. As a result, our operational risk will be concentrated in one third-party hotel manager, which makes us more vulnerable economically to any weakness of the hotel manager than if we entered into hotel management agreements with several third-party hotel managers. We cannot assure you that Marriott will satisfy its obligations to us or successfully operate and manage our Gaylord Hotels properties. Any adverse developments in Marriott’s business and affairs, financial strength or ability to operate and manage our Gaylord Hotels properties successfully could materially reduce our revenues and net income, which could in turn reduce the amount of distributions to our stockholders.

Restrictive covenants and other provisions in our hotel management agreements with third-party hotel managers could limit our ability to sell or lease our hotel properties or refinance our existing debt.

Our hotel management agreements with Marriott will contain, and we anticipate that hotel management agreements with our other third-party hotel managers will contain, restrictive covenants that limit our flexibility to sell or lease our hotel properties. For example, we may not sell or lease our Gaylord Hotels properties to a competitor of Marriott, and any purchaser or lessee must have, in Marriott’s judgment, sufficient financial resources and liquidity to fulfill our obligations under the hotel management agreements. Such restrictions on our ability to sell or lease our hotel properties could negatively affect the marketability of our hotel properties and restrict our ability to refinance our existing debt secured by our Gaylord Hotels properties.

Our third-party hotel managers may own or operate hotels that compete with our hotel properties.

Our third-party hotel managers may own or operate hotels that compete with our existing hotel properties and any hotel properties that we acquire, which may result in a conflict of interest. For example, Marriott and its affiliates own, have invested in, operate, and have provided credit support or operating guarantees to hotels that compete with our hotel properties, including the Marriott Orlando World Center which competes with the Gaylord Palms. As a result, our third-party hotel managers may make decisions regarding competing hotel properties that are not or would not be in our best interest. In addition, such third-party hotel managers’ operation of other hotels may divert attention away from the operation and management of our hotel properties.

Our concentration in the hospitality industry, and in particular the group-oriented meetings sector of the hospitality industry, exposes us to certain risks outside of our and Marriott’s control.

Our primary business is hotel-related, and our Gaylord Hotels properties from which we derive substantially all our Hospitality segment revenue are concentrated in the group-oriented meetings sector of the hospitality industry. Therefore, a downturn in the lodging industry, in general, and the group-oriented meetings sector, in particular, would have a material adverse effect on our financial condition, results of operations, the market price of our common stock and our ability to service debt and make distributions to our stockholders.

The ability of Marriott to successfully operate and manage our Gaylord Hotels properties and convention business is subject to factors beyond our and their control, which could reduce the revenue and operating income of these properties. These factors include:

•	the desirability and perceived attractiveness of the Nashville, Tennessee; Orlando, Florida; Dallas, Texas; and Washington D.C. areas as tourist and convention destinations;

•	adverse changes in the national economy and in the levels of tourism and convention business that are affecting our hotel properties;

•	Marriott’s ability to attract group convention business;

•	Marriott’s ability to contract for and collect attrition and cancellation fees from groups that do not fulfill minimum stay or spending requirements;

•	the opening of other new hotels could impact the group convention business at our existing hotel properties;

•	the highly competitive nature of the hotel, tourism and convention businesses in which our Gaylord Hotels properties operate;

•

the susceptibility of group convention business to reduced levels of demand during the year-end holiday periods, which Marriott may not be able to offset by attracting sufficient general tourism guests;

•	the financial condition of the airline and other transportation-related industries and the resulting impact on travel; and

•	organized labor activities, which could cause a diversion of business from hotels involved in labor negotiations and loss of group business.

These factors could reduce the revenues and net operating profits of our TRS lessees, which in turn could adversely affect our financial condition, results of operations, the market price of our common stock, and our ability to service debt and make distributions to our stockholders.

We are dependent on our Gaylord Hotels properties for the substantial majority of all of our revenue and cash flow.

We are dependent upon the Gaylord Opryland, Gaylord Palms, Gaylord Texan and Gaylord National for the substantial majority of our revenue and cash flow. Due to our geographic concentration, we are subject to a greater degree of risk to factors including:

•	local economic and competitive conditions;

•	natural and other disasters;

•	a decline in air passenger travel due to higher ticket costs or fears concerning air travel;

•	a decline in the attractiveness of the areas in which our hotels are located as a convention and tourism destination; and

•	a decrease in convention and meetings business at any of our properties.

Any of these could negatively affect our financial conditions, results of operations and our ability to service debt and make distributions to our stockholders.

There is no assurance that the anticipated reorganization within and downsizing of Gaylord’s current executive management team following the completion of the merger will not adversely affect our operations.

We depend on the efforts and expertise of our executive management team to manage our day-to-day operations and strategic business direction. In connection with the REIT conversion, it is anticipated that there will be a reorganization within, and a reduction in the number of members of, Gaylord’s current executive management team and other employees currently within the Corporate and Other segment at Gaylord that would reflect the fact that Granite will no longer operate or manage our hotel properties following the REIT conversion and would result in Granite having a more streamlined corporate overhead and executive management structure. We may be unable to successfully reorganize our executive management team, and there is no assurance that these anticipated reductions will not adversely affect our operations following our conversion to a REIT, including in connection with our Opry and Attractions segment which we will continue to operate and manage.

We may be unable to successfully identify and complete future acquisitions, and our previously announced developments will not be pursued in the form we previously anticipated.

After we consummate the Marriott sale transaction and complete the REIT conversion, acquisitions of other hotels, particularly in the group-oriented meetings sector of the hospitality industry, either alone or through joint venture or alliances with one or more third-parties, will be part of our long-term growth strategy. We may be unable to successfully identify or complete future acquisitions at acceptable prices and terms or, if we are able to find favorable acquisition targets, we may not be able to obtain financing on acceptable terms or secure beneficial joint ventures or alliances. We will evaluate potential acquisition opportunities in the ordinary course of business, including those that could be material in size and scope.

In addition, we will no longer view independent large scale development of resort and convention hotels as a means of our growth. As a result, we will not proceed with our previously announced Aurora, Colorado and other potential development projects in the form we previously anticipated. We will reexamine how the Aurora project could be completed with minimal financial commitment, although we may not identify any such opportunity.

The hotel business is capital-intensive and our inability to obtain financing or successfully complete acquisitions or capital improvements could limit our growth.

Acquisitions of hotels will require significant capital expenditures and hotels that we acquire may need renovations and capital improvements at the time of acquisition. All our hotel properties will require periodic capital expenditures and renovation to remain competitive. If any hotels that we acquire are subject to franchise agreements, the franchisors of these hotels may also require periodic capital improvements as a condition to our maintaining the franchise licenses. We may not be able to fund capital improvements or acquisitions solely from cash provided from our operating activities because we must distribute at least 90% of our REIT taxable income (determined before the deduction for dividends paid and net of capital gains) each year to maintain our qualification as a REIT for federal income tax purposes. As a result, our ability to fund acquisitions or capital expenditures through any retained earnings would be limited. Consequently, we will rely upon the availability of debt or equity capital to fund hotel acquisitions and improvements. Our ability to grow through acquisitions will be limited if we cannot obtain satisfactory debt or equity financing which will depend on market conditions. We cannot assure you that we will be able to obtain additional equity or debt financing or that we will be able to obtain such financing on favorable terms.

In addition, capital improvements may give rise to the following risks:

•	possible environmental problems;

•	construction cost overruns and delays;

•	the possibility that revenues will be reduced while rooms or restaurants are out of service due to capital improvement projects;

•	a possible shortage of available cash to fund capital improvements and the related possibility that financing for these capital improvements may not be available to us on attractive terms; and

•	uncertainties as to market demand or a loss of market demand after capital improvements have begun.

The costs of renovations and capital improvements could adversely affect our financial condition, results of operations, the market price of our common stock and our ability to service debt and make distributions to our stockholders.

Unanticipated expenses and insufficient demand for hotels in new geographic markets could adversely affect our profitability and our ability to make distributions to our stockholders.

As part of our business strategy, we may acquire or develop hotels in geographic areas in which our management may have little or no operating experience and in which potential customers may not be familiar with the brand of that particular hotel. As a result, we may have to incur costs relating to the opening, operation and promotion of such hotels that are substantially greater than those incurred in other areas. These hotels may attract fewer customers than other hotels, while at the same time, we may incur substantial additional costs with such hotels. Unanticipated expenses and insufficient demand at a new hotel, therefore, could adversely affect our financial condition and results of operations and our ability to make distributions to our stockholders.

Hotel and resort development and redevelopment is subject to timing, budgeting and other risks that may adversely affect our financial condition, results of operations, the market price of our common shares and our ability to service debt and make distributions to our stockholders.

Although we do not currently intend to focus on hotel development and redevelopment after we complete the REIT conversion, we may engage in such activities if suitable opportunities arise. Hotel development and redevelopment involves a number of risks, including risks associated with:

•	construction delays or cost overruns that may increase project costs;

•	the receipt of zoning, occupancy and other required governmental permits and authorizations;

•	development costs incurred for projects that are not pursued to completion;

•	acts of God such as earthquakes, hurricanes, floods or fires that could adversely impact a project;

•	the negative impact of construction on operating performance during and soon after the construction period;

•	the ability to raise capital; and

•	governmental restrictions on the nature or size of a project.

We cannot assure you that any development or redevelopment project will be completed on time or within budget. Our inability to complete a project on time or within budget could adversely affect our financial condition, results of operations, the market price of our common stock and our ability to service debt and make distributions to our stockholders.

Our TRS lessee structure will subject us to the risk of increased hotel operating expenses and the inability of our TRS lessees to make lease payments to us.

Our leases with our TRS lessees will require our TRS lessees to make lease payments to us based in part on gross revenues from our hotel properties. Our operating risks will include decreases in revenues at our hotel properties and increases in operating expenses of our hotel properties. Decreases in revenues or increases in operating expenses could adversely affect our TRS lessees’ ability to make lease payments due under the leases, including, but not limited to, increases in: wage and benefit costs; repair and maintenance expenses; property taxes; insurance costs; and other operating expenses. Increases in those operating expenses can have a significant adverse impact on our financial condition, results of operations, the market price of our common stock, and our ability to service debt and make distributions to our stockholders.

In addition, our TRS lessees’ ability to make lease payments will be affected by factors beyond their control, such as changes in general economic conditions, the level of demand for hotels and the related services of our hotel properties, competition in the lodging and hospitality industry, the managers’ ability to maintain and increase gross revenue at our hotel properties and other factors relating to the operations of our hotel properties.

Our substantial debt could reduce our cash flow and limit our business activities.

We currently have a significant amount of debt. As of March 31, 2012, we had approximately $1.1 billion of total debt, all of which is currently scheduled to mature in 2014 and 2015. In addition, the closing of the Marriott sale transaction will trigger a requirement that we comply with certain asset sale provisions of our 6.75% senior notes, which may require us to repurchase or tender for the notes within one year of the Marriott sale transaction. We may incur additional debt in connection with our potential expansions of Gaylord Opryland, Gaylord Palms and/or Gaylord Texan or any additional hotel acquisitions, development, renovations, or capital improvement.

Our substantial amount of debt could have important consequences. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

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require us to dedicate a substantial portion of our cash flow from operations to make interest and principal payments on our debt, thereby limiting the availability of our cash flow to make distributions to our stockholders and to fund future capital expenditures, working capital and other general corporate requirements;

•

limit our flexibility in planning for, or reacting to, changes in our business and the hospitality industry, which may place us at a competitive disadvantage compared with competitors that are less leveraged;

•	limit our ability to borrow additional funds, even when necessary to maintain adequate liquidity; and

•	limit our ability to obtain additional financing for various projects, including possible expansions of our existing properties and acquisitions of additional properties.

In addition, the terms of our $925 million senior credit facility, which we will be required to amend prior to consummating the Marriott sale transaction, and the indenture governing our 6.75% senior notes allow us to incur substantial amounts of additional debt subject to certain limitations. Any such additional debt could increase the risks associated with our substantial leverage. Although our earnings were sufficient to cover fixed charges in 2009 and 2011, our substantial leverage is evidenced by our earnings being insufficient to cover fixed charges by $130.4 million in 2010. At the time any principal amount of our indebtedness is due, we may not have cash available to pay this amount, and we may not be able to refinance our indebtedness on favorable terms, or at all.

We will be required to refinance our debt before it matures and there is no assurance that we will be able to refinance our debt on acceptable terms.

Our outstanding 6.75% senior notes and 3.75% convertible senior notes mature on November 15, 2014 and October 1, 2014, respectively. In addition, any amounts of the net proceeds of the Marriott sale transaction that are not used within 360 days to repay indebtedness under our $925 million senior secured credit facility, purchase replacement assets, or make capital expenditures must be used to offer to repurchase outstanding 6.75% senior notes at an offer price of 100% of the principal amount, plus accrued interest. We anticipate that we may not use the net proceeds of the Marriott sale transaction in such manners, and therefore, we may be required to tender for some of our outstanding 6.75% senior notes within 360 days of the consummation of the Marriott sale transaction. On or before the maturity date or, in the case of our obligation to repurchase 6.75% senior notes, we may or may not have cash available to pay amounts due, and we may be required to refinance the notes. In addition, prior to consummating the Marriott sale transaction, we must obtain waivers and consents of the required lenders pursuant to our $925 million senior secured credit facility to amend the facility. Currently, the revolving loans, letters of credit and term loans under our $925 million senior secured credit facility mature on August 1, 2015.

Our ability to refinance our senior secured credit facility, as amended, and our outstanding 6.75% senior notes and 3.75% convertible senior notes on acceptable terms will be dependent upon a number of factors, including our degree of leverage, the value of our assets, borrowing restrictions which may be imposed by lenders and conditions in the credit markets at the time we refinance. If we are unable to refinance our debt on acceptable terms, we may be forced to choose from a number of unfavorable options, including agreeing to otherwise unfavorable financing terms, selling one or more hotel properties at unattractive prices or on disadvantageous terms, or defaulting on mortgages and allowing our lenders to foreclose. Any one of these options could have a material adverse effect on our business, financial condition, results of operations and our ability to make distributions to our stockholders.

The agreements governing our debt contain various covenants that may limit our ability to operate our business and impair our ability to make distributions to our stockholders.

Our existing financial agreements, including our $925 million senior credit facility, which we will be required to amend prior to consummating the Marriott sale transaction, and the indentures governing our 6.75% senior notes impose, and future financing agreements are likely to impose, operating and financial restrictions on our activities, including our ability to make distributions to any stockholder. Our $925 million senior credit facility currently requires us to comply with or maintain certain financial tests and ratios, including minimum consolidated net worth, minimum interest coverage ratio and maximum leverage ratios, and our senior credit facility and the indenture governing our 6.75% senior notes limit or prohibit our ability to, among other things:

•	incur additional debt and issue preferred stock;

•	create liens;

•	redeem and/or prepay certain debt;

•	pay dividends on our stock to our stockholders or repurchase our stock or other equity interests;

•	make certain investments;

•	enter new lines of business;

•	engage in consolidations, mergers and acquisitions;

•	make certain capital expenditures; and

•	agree to restrictions on our subsidiaries ability to pay dividends and make other distributions to us.

In addition, the indenture governing our 3.75% convertible senior notes restricts mergers under specified circumstances, may require us to offer to purchase the convertible notes from the holders upon the occurrence of specified “fundamental changes,” and may require adjustments in the conversion ratio for the convertible notes as a result of specified “make-whole fundamental changes.” These restrictions on our ability to operate our business could seriously harm our business by, among other things, limiting our ability to take advantage of financing, merger and acquisition and other corporate opportunities. We do not believe the Marriott sale transaction, the merger, or the REIT conversion will result in a fundamental change or make-whole fundamental change.

Various risks, uncertainties and events beyond our control could affect our ability to comply with these covenants and maintain these financial tests and ratios. Failure to comply with any of the covenants in our existing or future financing agreements could result in a default under those agreements and under other agreements containing cross-default provisions. A default would permit lenders to accelerate the maturity for the debt under these agreements and to foreclose upon any collateral securing the debt. Under these circumstances, we might not have sufficient funds or other resources to satisfy all of our obligations. In addition, the limitations imposed by financing agreements on our ability to incur additional debt and to take other actions might significantly impair our ability to obtain other financing and make distributions to our stockholders to maintain our REIT qualification.

Our indebtedness is secured by a substantial portion of our assets.

Subject to applicable laws and certain agreed-upon exceptions, our $925 million senior secured credit facility, which we will be required to amend prior to consummating the Marriott sale transaction, is secured by liens on the substantial majority of our assets, including mortgages on each of our Gaylord Hotels properties. In the event of a default under our $925 million senior secured credit facility, or if we experience insolvency, liquidation, dissolution or reorganization, the holders of our secured debt instruments would first be entitled to payment from their collateral security, and only then would holders of our unsecured debt be entitled to payment from our remaining assets.

We will continue to be a holding company and depend upon our subsidiaries’ cash flow to meet our debt service obligations.

We will continue to be a holding company after the completion of the merger and REIT conversion, and we will conduct the majority of our operations through our subsidiaries, including our TRSs. As a result, our ability to meet our debt service obligations substantially depends upon our subsidiaries’ cash flow and payment of funds to us by our subsidiaries as dividends, loans, advances, lease or other payments. The payment of dividends and/or making of loans, advances, lease or other payments by our subsidiaries will be subject to the approval of those subsidiaries’ boards. Our subsidiaries’ ability to pay such dividends and/or make such loans, advances, lease or other payments may also be restricted by, among other things, applicable laws and regulations and current and future debt agreements into which our subsidiaries may enter.

We and our third-party hotel managers will rely on information technology in our operations, and any material failure, inadequacy, interruption, or security failure of that technology could harm our business.

We and our third-party hotel managers will rely on information technology systems, including networks and the Internet, to process, transmit, and store electronic information, and to manage or support a variety of business processes, including financial transactions and records, personal identifying information, reservations, billing and operating data. Our businesses require collection of large volumes of internal and customer data, including credit card numbers and other personally identifiable information of our customers in various information systems and those of our service providers. The integrity and protection of customer, employee, and company data is critical to us. If that data is inaccurate or incomplete, we or the hotel managers could make faulty decisions. Customers and employees also have a high expectation that we and our service providers will adequately protect their personal information. The regulatory environment surrounding information, security and privacy is also increasingly demanding. Our existing systems may be unable to satisfy changing regulatory requirements and employee and customer expectations, or may require significant additional investments or time to do so. Despite implementation of various measures designed to protect our information systems and records, including those we maintain with our service providers, we or the hotel managers may be subject to security breaches, system failures, viruses, operator error or inadvertent releases of data. A significant theft, loss, or fraudulent use of customer, employee, or company data maintained by us or by a service provider or failure to comply with the various U.S. and international laws and regulations applicable to the protection of such data or with Payment Card Industry data security standards, could adversely impact our reputation and could result in remedial and other expenses, fines, or litigation. A breach in the security of our information systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits.

Our properties are subject to environmental regulations that could impose significant financial liability on us.

Environmental laws, ordinances and regulations of various federal, state, local and foreign governments regulate certain of our properties and could make us liable for the costs of removing or cleaning up hazardous or toxic substances on, under or in the properties we currently own or operate or those we previously owned or operated. Those laws could impose liability without regard to whether we knew of, or were responsible for, the presence of hazardous or toxic substances. The presence of hazardous or toxic substances, or the failure to properly clean up such substances when present, could jeopardize our ability to develop, use, sell or rent the real property or to borrow using the real property as collateral. If we arrange for the disposal or treatment of hazardous or toxic wastes, we could be liable for the costs of removing or cleaning up wastes at the disposal or treatment facility, even if we never owned or operated that facility. Other laws, ordinances and regulations could require us to manage, abate or remove lead- or asbestos-containing materials. Similarly, the operation and closure of storage tanks are often regulated by federal, state, local and foreign laws. Finally, certain laws, ordinances and regulations, particularly those governing the management or preservation of wetlands, coastal zones and threatened or endangered species, could limit our ability to develop, use, sell or rent our real property. Existing governmental laws and regulations may be revised or new laws and regulations relating to climate change, air quality or other environmental and health concerns may be adopted or become applicable to us, which could affect the operations of our hotels and/or result in significant additional expense and operating restrictions. The costs to clean up a contaminated property, to defend a claim, or to comply with environmental laws could be material and could adversely affect our financial condition, results of operations, the market price of our common stock and our ability to make distributions to our stockholders.

Compliance with the Americans with Disabilities Act could require us to incur substantial costs.

Under the Americans with Disabilities Act of 1990, as amended, or the ADA, all public accommodations must meet various federal requirements related to access and use by disabled persons. Compliance with the ADA’s requirements could require removal of access barriers, and non-compliance could result in the U.S. government imposing fines or in private litigants winning damages. Although we believe that our hotel properties substantially comply with present requirements of the ADA, we may be subject to audits or investigations of all of our hotels to determine our compliance, and one or more hotels may not be fully compliant with the ADA. Noncompliance with the ADA could result in the incurrence of additional costs to attain compliance. The obligation to make readily achievable accommodations is an ongoing one, and we will continue to assess our hotel properties and to make alterations as appropriate in this respect. If we are required to make substantial modifications to our hotel properties, whether to comply with the ADA or other changes in governmental rules and regulations, our financial condition, results of operations, the market price of our common stock and amount of cash available for debt service or distributions to our stockholders could be adversely affected.

We have invested, and in the future may invest, in joint ventures or certain minority equity interests over which we have no significant control, to or for which we may owe significant obligations and for which there is no readily available market, and these investments may not be profitable.

We may invest with third-parties through partnerships, joint ventures or other entities, by acquiring non-controlling interests in or sharing responsibility for managing the affairs of a property, partnership, joint venture or other entity. These types of investments may not be liquid and we may have little or no rights, or ability, to exercise the direction or control of the respective enterprises. In connection with these investments, we may have obligations under certain guarantees related to such investments. The ultimate value of any joint ventures or minority investments will be dependent upon the efforts of others over an extended period of time. The nature of our interests and the absence of a readily available market for those interests restrict our ability to dispose of them. Our lack of control over the management of any business in which we are a joint owner or minority investor and the lack of a readily available market to sell our interest in these businesses may cause us to recognize a loss on our investment in these businesses or to incur costs or liabilities that we do not control, but for which we may be required to contribute capital or satisfy financial commitments. These arrangements are subject to uncertainties and risks, including those related to conflicting joint venture partner interests and to our joint venture partners failing to meet their financial or other obligations.

As an owner of hotel properties and operator of leisure businesses, we are subject to risks relating to acts of God, terrorist activity and war.

Our operating income and ability to make distributions to our stockholders may be reduced by acts of God, such as natural disasters or acts of terror, in locations where we own and/or operate significant properties and areas of the world from which we draw a large number of customers. Gaylord Opryland, which is located adjacent to the Cumberland River and is protected by levees built to sustain a 100-year flood, suffered flood damage on May 3, 2010 as the river rose to levels that over-topped the levees. In response to the flood, we have increased the per occurrence flood insurance limit for our Gaylord Opryland hotel to $150 million. We have also commenced enhancements to the levees that protect the hotel to increase the height of the levees. While we believe these steps are reasonable given the likelihood of flood damage at Gaylord Opryland, there can be no assurances that flooding will not occur at Gaylord Opryland in the future. In addition, in January of 2007, the Army Corps of Engineers announced that the Wolf Creek Dam on Lake Cumberland in Kentucky was at risk for structural failure. Although the Corps is taking action, including lowering the water level at Lake Cumberland and making structural repairs to the dam to reduce the chances of a dam breach, a significant portion of our Gaylord Opryland property in Nashville is in the Cumberland River flood plain and would be at risk if the dam should fail. Some types of losses, such as from flood, earthquake, terrorism and environmental hazards, may be either uninsurable, subject to sublimit, or too expensive to justify insuring against. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in a hotel, as well as the anticipated future revenue from the hotel. In that event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property. Similarly, wars (including the potential for war), terrorist activity (including threats of terrorist activity), political unrest and other forms of civil strife as well as geopolitical uncertainty may cause our future results to differ materially from anticipated results.

We will continue to be subject to risks associated with the employment of hotel personnel, particularly with hotels that employ unionized labor, which could increase our operating costs, reduce the flexibility of our third-party hotel managers to adjust the size of the workforce at our hotel properties and impair our ability to make distributions to our stockholders.

Our third-party hotel managers will be responsible for hiring and maintaining the labor force at each of our hotel properties. Although we will not directly employ or manage employees at our hotel properties after the REIT conversion is completed, we will be subject to many of the costs and risks generally associated with the hotel labor force, including at those of our hotels with unionized labor. From time to time, hotel operations may be disrupted as a result of strikes, lockouts, public demonstrations or other negative actions and publicity. We also may incur increased legal costs and indirect labor costs as a result of contract disputes or other events. The resolution of labor disputes or re-negotiated labor contracts could lead to increased labor costs, either by increases in wages or benefits or by changes in work rules that raise hotel operating costs. Furthermore, labor agreements may limit the ability of our third-party hotel managers to reduce the size of hotel workforces during an economic downturn because collective bargaining agreements are negotiated between the third-party hotel managers and labor unions. We do not have the ability to control the outcome of these negotiations.

General Risks Related to the Lodging Industry

Current economic conditions may reduce demand for hotel properties and adversely affect hotel profitability.

The performance of the lodging industry has historically been closely linked to the performance of the general economy and, specifically, growth in U.S. GDP. It is also sensitive to business and personal discretionary spending levels. Declines in corporate travel budgets and consumer demand due to adverse general economic conditions, such as declines in U.S. GDP, risks affecting or reducing travel patterns, lower consumer confidence or adverse political conditions can lower the revenues and profitability of our hotel properties and therefore the net operating profits of our TRS lessees to whom we will lease our hotel properties. The recent global economic downturn led to a significant decline in demand for products and services provided by the lodging industry, lower occupancy levels and significantly reduced room rates.

We anticipate that recovery of demand for products and services provided by the lodging industry will lag improvement in economic conditions. We cannot predict how slow the global or domestic economic recovery will be or how slow the recovery in the lodging industry will be. An ongoing period of economic weakness would likely have an adverse impact on our revenues and negatively affect our financial condition, results of operations, the market price of our common shares and our ability to make distributions to our stockholders.

Our operating results and ability to service debt and make distributions to our stockholders may be adversely affected by various operating risks common to the lodging industry.

Our hotel properties have different economic characteristics than many other real estate assets, and a hotel REIT is structured differently than many other types of REITs. A typical office property owner, for example, has long-term leases with third-party tenants, which provide a relatively stable long-term stream of revenue. Our TRS lessees, on the other hand, do not enter into a lease with a third-party hotel manager. Instead, our TRS lessees will engage our third-party managers pursuant to hotel management agreements and pay the third-party hotel managers fees for managing our hotel properties. The TRS lessees will receive all the operating profit or losses at our hotel properties, net of fees and reimbursements. Moreover, virtually all hotel guests stay at a hotel for only a few nights at a time, so the rate and occupancy at each of our hotel properties changes every day. As a result, we may have highly volatile earnings.

In addition, our hotel properties are subject to various operating risks common to the lodging industry, many of which are beyond our or a manager’s control, including the following:

•	competition from other hotel properties in our markets;

•	over-building of hotels in our markets, which could adversely affect occupancy and revenues at our hotel properties;

•	dependence on business and commercial travelers and tourism;

•	increases in energy costs and other expenses affecting travel, which may affect travel patterns and reduce the number of business and commercial travelers and tourists;

•	increases in operating costs due to inflation and other factors that may not be offset by increased room rates;

•	changes in interest rates and in the availability, cost and terms of debt financing;

•	changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances;

•	adverse effects of international, national, regional and local economic and market conditions;

•	the impact of the use of Internet travel intermediaries by consumers;

•

unforeseen events beyond our control, such as terrorist attacks, travel related health concerns including pandemics and epidemics such as H1N1 influenza (swine flu), avian bird flu and SARS, political instability, regional hostilities, imposition of taxes or surcharges by regulatory authorities, travel related accidents and unusual weather patterns, including natural disasters, such as hurricanes and earthquakes;

•	adverse effects of a downturn in the lodging industry; and

•	risks generally associated with the ownership of hotels and real estate, as we discuss below.

These factors could reduce the net operating profits of our TRS, which in turn could adversely affect the amount or frequency of distributions we make to our stockholders.

General Risks Related to the Real Estate Industry

Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our hotel properties and harm our financial condition.

Because real estate investments are relatively illiquid, our ability to promptly sell one or more of our hotel properties in response to changing economic, financial and investment conditions may be limited. The real estate market is affected by many factors that are beyond our control, including:

•	adverse changes in international, national, regional and local economic and market conditions;

•	changes in interest rates and in the availability, cost and terms of debt financing;

•	changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances;

•	the ongoing need for capital improvements, particularly in older structures;

•	changes in operating expenses; and

•

civil unrest, acts of God, including earthquakes, floods and other natural disasters, which may result in uninsured losses, and acts of war or terrorism, including the consequences of the terrorist acts, such as those that occurred on September 11, 2001.

We may decide in the future to sell one or more of our hotel properties. We cannot predict whether we will be able to sell any hotel property for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a hotel property.

We may be required to expend funds to correct defects or to make improvements before a hotel property can be sold. We cannot assure you that we will have funds available to correct those defects or to make those improvements. In acquiring a hotel, we may agree to lock-out provisions that materially restrict us from selling that hotel for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that hotel. These factors and any others that would impede our ability to respond to adverse changes in the performance of our hotel properties could have a material adverse effect on our operating results and financial condition, as well as the amount of cash available for distributions to our stockholders.

Risks Related to Granite Hotel Properties, Inc.’s Organizational Structure

The organizational documents of Granite and Delaware law could make it difficult for a third-party to acquire control of us.

Upon completion of the merger, the Granite Charter and Granite Bylaws will contain provisions that could delay, deter or prevent a change in control of our company or our management. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors and take other corporate actions. These provisions:

•	impose restrictions on transfer and ownership of our common stock that are designed to assist us in maintaining our status as a REIT;

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authorize us to issue “blank check” preferred stock, which is preferred stock that can be created and issued by our board of directors, without stockholder approval, with rights senior to those of common stock;

•	establish advance notice requirements for submitting nominations for election to our board of directors and for proposing matters that can be acted upon by stockholders at meetings;

•	provide that special meetings of stockholders may be called only by our chairman or by a majority of the members of our board of directors;

•	prohibit stockholder actions taken on written consent; and

•	impose restrictions on ownership of common stock by non-United States persons due to our ownership of a radio station.

We are, and following the completion of the merger, will continue to be, subject to anti-takeover provisions under Delaware law, which could also delay or prevent a change of control. Together, the Granite Charter, Granite Bylaws, and Delaware law may discourage transactions that otherwise could provide for the payment of a premium over prevailing market prices for our common stock, and also could limit the price that investors are willing to pay in the future for shares of our common stock.

Our issuance of preferred stock could adversely affect holders of our common stock and discourage a takeover.

Upon completion of the merger, the Granite Charter will permit our board of directors to issue up to 100 million shares of preferred stock without any action on the part of our stockholders. As of the date hereof, we have no shares of preferred stock outstanding. Our board of directors also will have the power, without stockholder approval, to set the terms of any new series of preferred stock that may be issued, including voting rights, dividend rights, preferences over our common stock with respect to dividends or in the event of a dissolution, liquidation or winding up and other terms. In the event that we issue shares of preferred stock in the future that have preference over our common stock with respect to payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of the holders of our common stock or the market price of our common stock could be adversely affected. In addition, the ability of our board of directors to issue shares of preferred stock without any action on the part of our stockholders may impede a takeover of us and prevent a transaction favorable to our stockholders.

The ownership limitations in the Granite Charter may restrict or prevent stockholders from engaging in certain transfers of our common stock.

To qualify and remain qualified as a REIT, no more than 50% in value of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include various kinds of entities) during the last half of any taxable year. To assist us in qualifying as a REIT, upon completion of the merger, the Granite Charter will contain a share ownership limit. Generally, any of our shares owned by affiliated owners will be added together for purposes of the share ownership limit. This share ownership limit will generally prohibit any person from acquiring or holding more than 6.9% of our outstanding shares of capital stock or any class or series thereof except to the extent our board of directors, in its discretion, elects to waive or modify this ownership limitation (subject to certain exceptions for persons who will hold greater than 6.9% of our outstanding stock as of the completion of the merger). If anyone transfers shares in a manner that would violate the share ownership limit or prevent us from qualifying as a REIT, those shares instead will be transferred to a trust for the benefit of a charitable beneficiary and will be either redeemed by us or sold to a person whose ownership of the shares will not violate the share ownership limit or we will consider the transfer to be null and void from the outset, and the intended transferee of those shares will be deemed never to have owned the shares.

The Granite Charter also prohibits the ownership of shares by any person or entity if such would violate or otherwise be inconsistent with federal communications laws or regulations pertaining to the ownership of television or radio stations, cable television or other radio authorizations by (i) foreign persons or entities, (ii) persons or entities having interests in television or radio broadcast stations, newspapers or cable television systems, and (iii) entities seeking direct or indirect control of us without prior federal regulatory approval. In the event of a transfer that would result in a violation or inconsistency with federal communications laws or regulations we may refuse to permit the transfer, suspend the rights of share ownership as necessary to prohibit the violation or inconsistency, or redeem the shares.

Anyone who acquires shares in violation of the share ownership limit or the other restrictions on transfer in the Granite Charter bears the risk of suffering a financial loss when the shares are redeemed or sold if the market price of our shares falls between the date of purchase and the date of redemption or sale. In addition, these ownership limitations may prevent an acquisition of control of us by a third-party without the approval of our board of directors, even if our stockholders believe the change of control is in their interest.

The ability of our board of directors to change our major policies without the consent of stockholders may not be in our stockholders’ interest.

Our board of directors determines our major policies, including policies and guidelines relating to our acquisitions, leverage, financing, growth, operations and distributions to our stockholders. Our board of directors may amend or revise these and other policies and guidelines from time to time without the vote or consent of our stockholders. Accordingly, our stockholders will have limited control over changes in our policies and those changes could adversely affect our financial condition, results of operations, the market price of our common stock and our ability to make distributions to our stockholders.

Risks Related to Stock Ownership

We have not established a minimum distribution payment level, and we may be unable to generate sufficient cash flows from our operations to make distributions to our stockholders at any time in the future.

Upon completion of the REIT conversion, we will generally be required to distribute to our stockholders at least 90% of our REIT taxable income (subject to certain adjustments and excluding any net capital gains) each year for us to maintain our qualification as a REIT under the Code, which requirement we currently intend to satisfy, and we must distribute 100% of our taxable income, including capital gains, to eliminate federal tax liability. To the extent we satisfy the 90% distribution requirement but distribute less than 100% of our taxable income, we will be subject to federal corporate income tax on our undistributed taxable income.

Subject to maintaining our REIT qualification, we intend to make regular quarterly distributions to our stockholders, but no assurances can be made as to the amount of distributions in the future. Our board of directors will have the sole discretion to determine the timing, form and amount of any distributions to our stockholders. Among the factors that could impair our ability to make distributions to our stockholders are:

•	our inability to invest our available cash;

•	our inability to realize attractive risk-adjusted returns on our investments;

•	unanticipated expenses that reduce our cash flow or non-cash earnings;

•	defaults in our investment portfolio or decreases in the value of the underlying assets; and

•	the fact that anticipated operating expense levels may not prove accurate, as actual results may vary from estimates.

As a result, no assurance can be given that the level of any distributions we make to our stockholders in the future will achieve a market yield or increase or even be maintained over time, any of which could materially and adversely affect the market price of our common stock.

In addition, distributions that we make to our stockholders will generally be taxable to our stockholders as ordinary income. However, a portion of our distributions may be designated by us as long-term capital gains to the extent that they are attributable to capital gain income recognized by us or may constitute a return of capital to the extent that they exceed our earnings and profits as determined for tax purposes. A return of capital is not taxable, but has the effect of reducing the basis of a stockholder’s investment in our common stock.

The market price of our common stock may vary substantially.

The trading prices of equity securities issued by REITs have historically been affected by changes in market interest rates. One of the factors that may influence the market price of our common stock is the annual yield from distributions on our common stock as compared to yields on other financial instruments. An increase in market interest rates, or a decrease in our distributions to stockholders, may lead prospective purchasers of our shares to demand a higher annual yield, which could reduce the market price of our common stock.

Other factors that could affect the market price of our common stock include the following:

•	actual or anticipated variations in our quarterly results of operations;

•	changes in market valuations of companies in the hotel or real estate industries;

•	changes in expectations of future financial performance or changes in estimates of securities analysts;

•	fluctuations in stock market prices and volumes;

•	issuances of common stock or other securities in the future;

•	the addition or departure of key personnel;

•	announcements by us or our competitors of acquisitions, investments or strategic alliances; and

•

unforeseen events beyond our control, such as terrorist attacks, travel related health concerns including pandemics and epidemics, such as H1N1 influenza (swine flu), avian bird flu and SARS, political instability, regional hostilities, increases in fuel prices, imposition of taxes or surcharges by regulatory authorities, travel related accidents and unusual weather patterns, including natural disasters, such as hurricanes, tsunamis or earthquakes.

Conversion of our 3.75% convertible senior notes may dilute the ownership interests of our stockholders, and the market price of our common stock may be impacted by note hedge and warrant transactions we entered into in connection with the issuance of the 3.75% convertible senior notes.

Our 3.75% convertible senior notes are convertible at the option of the holders during the third quarter of 2012. The notes may become convertible in other future calendar quarters if the closing market price of our common stock exceeds 120% of the then effective conversion price for at least 20 trading days during the 30 consecutive trading day period immediately prior to the beginning of such calendar quarter. The notes may also become convertible if the cash portion of the special E&P distribution, or any future distributions, exceeds 10% of the market price of our common stock on the day before the declaration of such distribution.

Upon the conversion of our 3.75% convertible senior notes, we may elect, at our option, to deliver shares of common stock, cash, or a combination of cash and shares of common stock in satisfaction of our conversion obligations. We intend to settle the face value of any notes that are converted in cash. Any shares of common stock that we elect to issue upon conversion of the notes will dilute the ownership interests of our stockholders, and any sales in the public market of the common stock issued upon such conversion could adversely affect the market price of our common stock.

In addition, we entered into note hedge transactions with various financial institutions at the time of issuance of the 3.75% convertible senior notes, intended to reduce potential dilution with respect to our common stock upon conversion of the notes. We also entered into separate warrant transactions with the same financial institutions. The warrant transactions could separately have a dilutive effect on our earnings per share to the extent that the market price of our common stock exceeds the strike price of the warrants.

In connection with establishing their initial hedge for the note hedge and warrant transactions, we believe that each of these financial institutions, or their affiliates, entered into their own various derivative transactions with respect to our common stock. These financial institutions or their affiliates are likely to modify their hedge positions by entering into or unwinding various derivative transactions with respect to our common stock and/or by purchasing or selling our common stock in secondary market transactions during the time the 3.75% convertible senior notes are outstanding. In addition, we will exercise options we hold under the convertible note hedge transactions whenever notes are converted. To unwind its hedge positions with respect to those exercised options, we expect each of these financial institutions or its affiliates will likely sell our common stock in secondary market transactions or unwind various derivative transactions with respect to our common stock during any settlement period for converted notes.

The effect, if any, of any of these transactions and activities on the market price of our common stock or the 3.75% convertible senior notes will depend in part on market conditions and cannot be ascertained at this time, but any of these activities could adversely affect the market price of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains “forward-looking statements” concerning our goals, beliefs, expectations, strategies, objectives, plans, future operating results and underlying assumptions, and other statements that are not necessarily based on historical facts. Without limitation, you can identify these statements by forward-looking words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “will,” and similar terms. Examples of these statements include, but are not limited to, statements regarding: the consummation of the Marriott sale transaction and the fulfillment of conditions to the closing, including our obtaining consent and waivers of the lenders to our $925 million senior secured credit facility permitting us to amend the facility; our expectation to effect the REIT conversion and to elect REIT status, including the timing and effect(s) of such election; the expected form, timing and amount of the special E&P distribution; the anticipated benefits of the REIT conversion, Marriott sale transaction and merger, including potential increases in revenue and anticipated annualized cost synergies, net of management fees, of approximately $33 million to $40 million; estimated one-time costs related to the REIT conversion, including conversion, transaction and severance costs of $55 million, and anticipated federal income taxes associated with the receipt of the purchase price in the Marriott sale transaction and other transactions related to the REIT conversion net of remaining net operating losses of approximately $43 million to $53 million; the holding of Granite’s non-qualifying REIT assets in one or more TRSs; the expectation that Granite common stock will trade on the NYSE; potential growth opportunities, including future expansion of the geographic diversity of our existing asset portfolio through acquisitions; the anticipated pace of recovery in demand for products and services provided by the lodging industry relative to general economic conditions; the potential operating and financial restrictions imposed on our activities under existing and future financing agreements and other contractual arrangements with third-parties; any potential future adoption of a shareholder rights plan by Gaylord or Granite; and any other business or operational matters.

The foregoing list is illustrative, but by no means an exclusive or exhaustive list of all the forward-looking statements made by us. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, among other things, the following risks and uncertainties: those associated with economic conditions affecting the hospitality business generally; the failure to receive, on a timely basis or otherwise, the required approvals of our stockholders or the private letter ruling from the IRS; our ability to elect and qualify for REIT status, and the timing and effect(s) of that election; our ability to remain qualified as a REIT; the form, timing and amount of the special E&P distribution; our and Marriott’s ability to consummate the sale transaction; operating costs and business disruption may be greater than expected; and our ability to realize cost savings and revenue enhancements from the proposed REIT conversion and the Marriott sale transaction.

These statements are based on our management’s beliefs and assumptions, which in turn are based on currently available information. Additional factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include, but are not limited to, those described in the section entitled “Risk Factors” beginning on page 26 or incorporated by reference into this proxy statement/prospectus and other risks which are described in Gaylord’s filings with the Commission.

You should keep in mind that any forward-looking statement we make in this proxy statement/prospectus or elsewhere speaks only as of the date on which we make it. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. In any event, these and other important factors, including those set forth under the heading “Risk Factors” beginning on page 26, may cause actual results to differ materially from those indicated by our forward-looking statements. We have no duty to, and do not intend to, update or revise the forward-looking statements we make in this proxy statement/prospectus, except as may be required by law. In light of these risks and uncertainties, you should keep in mind that the future events or circumstances described in any forward-looking statement we make in this proxy statement/prospectus or elsewhere might not occur.

VOTING AND PROXIES

This proxy statement/prospectus is furnished in connection with the solicitation of proxies by the board of directors of Gaylord for use at the special meeting of stockholders to be held on September 19, 2012, or any adjournments or postponements thereof.

Date, Time and Place of the Special Meeting

The special meeting will be held on September 19, 2012 at 9:00 a.m., local time, at the Gaylord Opryland Resort and Convention Center, 2800 Opryland Drive, Nashville, Tennessee 37214.

Purpose of the Special Meeting

The purposes of the special meeting are:

•	To consider and vote upon a proposal to adopt the merger agreement, which is part of the restructuring through which Gaylord intends to qualify as a REIT for federal income tax purposes;

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To consider and vote upon a proposal to approve the issuance of up to [                ] shares of our common stock as part of a one-time special distribution related to the distribution of our accumulated earnings and profits to stockholders in connection with the REIT conversion; and

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To consider and vote upon a proposal to permit our board of directors to adjourn the special meeting, if necessary, for further solicitation of proxies if there are not sufficient votes at the originally scheduled time of the special meeting to approve the foregoing proposals.

Stockholder Record Date for the Special Meeting

Our board of directors has fixed the close of business on August 8, 2012 as the record date for determining which Gaylord stockholders are entitled to notice of, and to vote their shares in person or by proxy at, the special meeting and any adjournment of the special meeting. On the record date, there were [                ] shares of our common stock outstanding, held by [            ] holders of record.

During the ten-day period before the special meeting, we will keep a list of stockholders entitled to vote at the special meeting available for inspection during normal business hours at our offices in Nashville, Tennessee, for any purpose germane to the special meeting. The list of stockholders will also be provided and kept at the location of the special meeting for the duration of the special meeting, and may be inspected by any stockholder who is present.

Quorum

A quorum is necessary to hold the special meeting. A majority of the outstanding shares of common stock on the record date, or [                ] shares, must be represented either in person or by proxy to constitute a quorum at the special meeting. For the purposes of determining the presence of a quorum, abstentions will be included in determining the number of shares of common stock present and entitled to vote at the special meeting. However, because banks, brokers, or other nominees are not entitled to vote on any of the proposals at the special meeting absent specific instructions from the beneficial owner (as more fully described below), shares held by brokers, banks, or other nominees for which instructions have not been provided will not be included in the number of shares present and entitled to vote at the special meeting for the purposes of establishing a quorum. At the special meeting, each share of common stock is entitled to one vote on all matters properly submitted to our stockholders.

Vote Required for Each Proposal; Recommendation of the Board of Directors

The vote required for each proposal is as follows:

•	Proposal 1: The affirmative vote of a majority of the outstanding shares of our common stock is required for the adoption of the merger agreement.

•

Proposal 2: The affirmative vote of a majority of votes cast on this proposal is required to approve the issuance of up to [                ] shares of our common stock in connection with the special E&P distribution under the rules of the NYSE, provided that the total votes cast on this proposal represent over 50% of the shares of our outstanding common stock.

•	Proposal 3: The affirmative vote of a majority of the shares of our common stock that are present or represented by proxy at the special meeting is required to approve the adjournment proposal.

Our board of directors unanimously recommends that our stockholders vote “FOR” each of the proposals.

Proxies

If you hold shares of common stock in your own name, you can vote in person at the meeting or by signing and dating each proxy card you receive and returning it in the enclosed prepaid envelope. If you vote by proxy, the proxies identified on the back of the proxy card will vote your shares in accordance with your instructions. If you submit a signed proxy card but do not mark the boxes showing how you wish to vote, the proxies will vote your shares in accordance with the recommendations of the Board of Directors as described above under “Vote Required for Each Proposal; Recommendation of the Board of Directors.”

In addition, you can vote using the Internet or by phone. To authorize your proxy to vote your shares by telephone or over the Internet, follow the instructions on your proxy card. Those stockholders of record who choose to vote by telephone or over the Internet must do so no later than 11:59 p.m. Eastern time on September 18, 2012 (for shares in Gaylord’s 401(k) Savings Plan, the voting deadline is 11:59 p.m. Eastern time on September 17, 2012). When voting using the Internet or by phone, have your proxy card in hand when you call and then follow the instructions.

Participants in Gaylord’s 401(k) Savings Plan are entitled to vote the shares held under the 401(k) Savings Plan in their name. To do this you must sign and timely return the proxy card you received with this proxy statement/prospectus, or submit voting instructions via the Internet or by telephone. By doing any of the above, you direct the trustee of the 401(k) Savings Plan to vote your 401(k) Savings Plan shares, in person or by proxy, as designated in your instructions at the special meeting. The proxy results for the shares held in the 401(k) Savings Plan will be tabulated by our transfer agent for all plan participants and reported to the 401(k) Savings Plan trustee on an aggregate basis. The overall vote tallies will not show how individual participants voted. The trustee will vote the shares at the meeting through the custodian holding the shares. If a plan participant’s voting instructions are not received by our transfer agent before the meeting, or if the proxy is revoked by the participant before the meeting, the shares held by that participant will be considered unvoted. All unvoted shares in the plan will be voted at the special meeting by the 401(k) Savings Plan trustee in direct proportion to the voting results of 401(k) Savings Plan shares for which proxies are received.

Authorizing a proxy to vote your shares by telephone or over the Internet or by mailing a proxy card will not limit your right to attend the special meeting and vote your shares in person. You are urged to indicate how you vote your shares, whether you vote by proxy card, by telephone or over the Internet.

If a properly executed proxy card is returned or properly submitted by telephone or over the Internet and the stockholder has abstained from voting on one or more of the proposals, the Gaylord common stock represented by the proxy will be considered present at the special meeting for purposes of determining a quorum, but will not be considered to have been voted on the abstained proposals. Thus, an abstention on Proposal 1 or 3 will have the same effect as a vote against such proposal. However, an abstention on Proposal 2 is not considered a “vote cast” and will have no effect on the outcome of the proposal if the total votes cast on this proposal represent over 50% of the outstanding shares of our common stock.

If you do not own your shares directly, but instead are the beneficial owner of shares held in “street name” by a broker, bank or other nominee, your broker, bank or other nominee, as the record holder of the shares, must vote those shares in accordance with your instructions. If you do not give instructions to your broker, bank or other nominee, your broker, bank or other nominee can vote your shares with respect to “discretionary” items, but not with respect to “non-discretionary” items. A discretionary item is a proposal that is considered routine under the rules of the NYSE. On non-discretionary items for which you do not give instructions, your shares will be counted as “broker non-votes.”

The matters presented in each of Proposals 1, 2 and 3 are not considered routine under the rules of the NYSE. Therefore, brokers, banks or other nominees subject to NYSE Rules will not have the ability to vote shares held in street name with respect to those proposals unless the broker, bank or other nominee has received voting instructions from the beneficial owner of the shares held in street name. It is therefore important that you provide instructions to your broker, bank or other nominee if your shares are held in street name by a broker, banker or other nominee so that you are able to vote with respect to Proposals 1, 2 or 3. Broker non-votes will have the same impact as a vote against the adoption of the merger agreement. Broker non-votes will not impact the outcome of Proposals 2 or 3, provided that a quorum is otherwise present.

Revoking Your Proxy

You can change your vote at any time before your proxy is voted at the special meeting. To revoke your proxy, you must either (i) submit a later-dated proxy card by mail, Internet or phone; (ii) give written notice to Carter R. Todd, the Secretary of Gaylord, stating that you are revoking your proxy; or (iii) attend the special meeting and vote your shares in person (merely attending the special meeting will not constitute revocation of your proxy). If your shares are held through a broker, bank or other nominee, you should contact your broker, bank or other nominee to change your vote.

Adjournment or Postponement

Although it is not currently expected, the special meeting may be adjourned to solicit additional proxies if there are not sufficient votes to adopt the merger agreement. In that event, we may ask our stockholders to vote upon the proposal to consider the adjournment of the special meeting to solicit additional proxies, but not the proposal to adopt the merger agreement. If our stockholders approve this proposal, we could adjourn the meeting and use the time to solicit additional proxies.

Additionally, at any time prior to convening the special meeting, we may seek to postpone the meeting if we expect that a quorum will not be present at the meeting or as otherwise permitted by applicable law and the organizational documents of Gaylord.

Solicitation of Proxies

We will bear all expenses incurred in connection with the printing and mailing of this proxy statement/prospectus. We will also request banks, brokers and other nominees holding shares of common stock beneficially owned by others to send this proxy statement/prospectus to, and obtain proxies from, the beneficial owners and will, upon request, reimburse the holders for their reasonable expenses in so doing. Solicitation of proxies by mail may be supplemented by telephone and other electronic means and personal solicitation by the officers or employees of Gaylord. No additional compensation will be paid to officers or employees for those solicitation efforts.

Gaylord has engaged [            ] to assist in the solicitation of proxies for the special meeting and estimates that it will pay [            ] a fee of approximately $[        ]. Gaylord has also agreed to reimburse [            ] for reasonable out-of-pocket expenses and disbursements incurred in connection with the proxy solicitation and to indemnify [            ] against certain losses, costs and expenses.

Other Matters

We are not aware of any business to be considered at the special meeting other than the proposals described in this proxy statement/prospectus. If any other business is properly presented at the special meeting, or any adjournment or postponement of the special meeting, your signed proxy card authorizes the proxies identified on the back of the proxy card to use their discretion to vote on these other matters.

PROPOSAL 1

TO ADOPT THE MERGER AGREEMENT, WHICH IS PART OF THE RESTRUCTURING TRANSACTIONS INTENDED TO ENABLE US TO QUALIFY AS A REIT

BACKGROUND OF THE REIT CONVERSION AND THE MERGER

As part of a strategic review of our businesses, our board of directors and management considered a number of strategic alternatives to enhance stockholder value. During the past several years, despite our assets demonstrating good profitability and growth through a challenging economic environment, our stock has traded at a discount to that of our C corporation peers. As the owner and operator of large resort and convention hotels, we have faced challenges relating to, among other things, overhead costs that are concentrated over a small property portfolio, an atypical level of asset ownership for a C corporation, a limited ability to expand our asset base and the need for a substantial amount of capital and significant lead time to expand and develop additional hotel properties of a scale comparable to our existing properties. As a result of the strategic review described below, our board of directors and management decided to pursue the REIT conversion.

In August 2011, we retained Deutsche Bank Securities Inc., or Deutsche Bank, to assist us in our evaluation of strategic alternatives to enhance stockholder value. Management and its advisors presented our board of directors with a number of strategic alternatives designed to increase stockholder value, including converting to a REIT.

In November 2011, our board of directors authorized management and Deutsche Bank to explore a number of strategic alternatives, including the sale of the rights to manage our Gaylord Hotels properties and the restructuring of our business to accommodate a potential REIT conversion. We engaged Bass, Berry & Sims PLC to analyze certain legal matters.

In December 2011, we engaged Hogan Lovells US LLP, or Hogan Lovells, and Skadden. Hogan Lovells was engaged to, among other things, prepare a request for proposals for hotel management agreements. Skadden was engaged to analyze certain tax and legal implications of a possible conversion to a REIT. In addition, we worked with our independent accountants to analyze certain accounting and tax implications related to the REIT conversion, as well as to quantify our pre-REIT accumulated earnings and profits (which we would be required to distribute to stockholders in connection with the REIT conversion).

In January 2012, we requested proposals for management agreements from several hotel management companies. Our board of directors sought to identify and select a third-party hotel manager to assume the management responsibilities for our Gaylord Hotels properties. We also engaged the Olinger Group to conduct a meeting planner survey to gauge customer brand impressions, preferences, and usage of the hotel brands participating in the process.

In February 2012, our board of directors met and formally authorized management and Deutsche Bank to pursue the REIT conversion, including the sale of the rights to manage our Gaylord Hotels properties. Additionally, we engaged McKinsey & Co. to evaluate our overall fit and expected synergies with each of the hotel management companies participating in management agreement discussions. Management continued to conduct meetings with interested hotel management companies.

In March 2012, our board of directors met to discuss the status of the REIT conversion process. Additionally, our board of directors appointed a negotiating committee, which we refer to as the Negotiating Committee, to analyze the management agreement proposals. Management held meetings to discuss, among other things, certain due diligence matters with the interested hotel management companies.

In April 2012, the Negotiating Committee convened and narrowed the field of potential hotel management companies to two potential managers. Management continued to negotiate the terms of hotel management agreements with the two remaining hotel management companies. The Negotiating Committee conducted a number of meetings to discuss and receive updates regarding the progress and the interest of the remaining hotel management companies.

In May 2012, management, Deutsche Bank and McKinsey presented a detailed review of the REIT organizational structure and the sale of the management rights for the Gaylord Hotels properties to our board of directors. Following the presentation, our board of directors requested that management and Deutsche Bank obtain an enhanced economic proposal from Marriott. Management conveyed this request to Marriott. Later that month, we engaged with Marriott to negotiate a purchase agreement for the sale of the Gaylord Hotels brand and the management rights to our Gaylord Hotels properties. On May 23, 2012, the Negotiating Committee was presented with Marriott’s revised proposal. The Negotiating Committee decided to request that a full meeting of our board of directors be convened on May 30, 2012 to recommend that our board of directors approve the REIT conversion, including the merger, the sale of the Gaylord Hotels brand and the rights to manage our Gaylord Hotels properties to Marriott, and other restructuring transactions. On May 30, 2012, our board of directors, at the request of the Negotiating Committee, met and unanimously approved the REIT conversion, including the merger, the sale of the Gaylord Hotels brand and the rights to manage the Gaylord Hotels properties to Marriott, and other restructuring transactions. On May 31, 2012, we announced that we had entered into a purchase agreement to sell the Gaylord Hotels brand and the rights to manage our Gaylord Hotels properties to Marriott.

We believe the REIT conversion and merger will allow us to significantly reduce corporate overhead and property level expenses. In addition, the sale of the Gaylord Hotels brand and the rights to manage our Gaylord Hotels properties to Marriott provides us with access to a world-class lodging operator. We expect Marriott to drive increased revenues by delivering new customer flows through their expansive sales force and attractive frequent traveler program, as well as their ability to manage group business. For more information, see the section entitled, “Our Reasons for the REIT Conversion and the Merger” on page 61.

Alternatives to REIT conversion considered. In addition to the hotel management companies discussed above, at the same time we considered the proposed REIT conversion, we also undertook a number of discussions with financial buyers to determine if there was an interest in acquiring our entire Company. We executed confidentiality agreements with and provided information to [            ] potential financial buyers, including both private equity firms and sovereign wealth funds. Out of these discussions, we received a single indication of interest from one private equity firm for a possible acquisition of our entire Company at an all cash price less than the closing price of our common stock on the date of the announcement of the Marriott sale transaction and the REIT conversion. Neither the Negotiating Committee, nor our board of directors, believed that this indication was sufficiently attractive to pursue it further. In addition, as part of the discussions with the hotel operators who had been invited to submit proposals with respect to acquiring the rights to manage our hotels, we made inquiry of each of those operators as to whether they would be interested in acquiring our entire Company at the time that it became apparent that that operator would not be selected to operate our hotels as part of the proposed REIT conversion. None of the operators submitted an indication of interest to acquire our entire Company. Our agreement with Marriott provides that we can continue to discuss and negotiate a possible sale of the entire Company during the period prior to the date stockholder approval is obtained. Notwithstanding our ability to discuss and negotiate a possible sale of the entire company prior to the date stockholder approval is obtained, if we enter into a definitive agreement with respect to an acquisition proposal or our board of directors or a committee thereof approves an acquisition proposal and intends to cause us to enter into a definitive agreement with respect to an acquisition proposal, prior to the date stockholder approval is obtained, we will be required to pay Marriott a termination fee of $12.5 million. For a more detailed description of the various termination fees contained in the purchase agreement see the section entitled “Our Business—Our Relationship with Marriott—Purchase Agreement with Marriott” beginning on page 78.

OUR REASONS FOR THE REIT CONVERSION AND THE MERGER

In reaching its unanimous decision to pursue the REIT conversion and the merger and recommend adoption of the merger agreement, our board of directors consulted with management, as well as Deutsche Bank, McKinsey & Co. and its legal advisors. The factors considered by our board of directors in reaching its determination included, but were not limited to, the following:

•

As a REIT, we believe we will be able to increase stockholder value by reducing corporate level taxes on a substantial portion of our income, primarily the income we receive from our hotel properties, which in turn may improve cash flow and increase the amount of distributions to our stockholders.

•	We believe our stockholders will benefit from our establishing regular cash distributions, resulting in a yield-oriented stock.

•

As a result of contracting with third-party hotel managers, we believe our gross property-level cost and procurement savings at our Gaylord Hotels properties will be approximately $19 million to $24 million annually, net of the management fees, and we believe our corporate overhead savings will total approximately $14 million to $16 million annually.

•

We believe our retention of Marriott as the third-party manager of our Gaylord Hotels properties will provide us with access to a world-class lodging operator, and we expect Marriott to drive increased revenues by delivering new customer flows through their expansive sales force and attractive frequent traveler program, as well as their ability to manage group business.

•

By becoming a company that makes regular distributions to its stockholders, our stockholder base may expand to include investors attracted by yield, which may provide a broader stockholder base and improve the liquidity of our common stock.

•

The merger will facilitate our compliance with REIT tax rules by ensuring the effective adoption by Granite of a certificate of incorporation that implements share ownership and transfer restrictions that are intended to enable compliance with certain REIT tax rules relating to the ownership of our common stock.

The Marriott sale transaction and the REIT conversion resulted from a comprehensive review of strategic options to maximize long-term value for our stockholders. In concluding to pursue this strategic option, our board of directors and management team focused primarily on three elements (presented in no particular order): the cash received in connection with the sale of the Gaylord Hotels brand and management rights to our Gaylord Hotels properties, the opportunity to realize substantial cost savings and revenue enhancements due to Marriott’s scale and reach in the hospitality market, and our positioning as a well-capitalized REIT focused on group oriented hotels in urban and resort markets.

Our board of directors weighed the advantages against the disadvantages and potential risks of the REIT conversion including, but not limited to, the one-time costs related to the REIT conversion, including conversion, transaction and severance costs, currently estimated to be $55 million, that as a REIT, we will be required to engage one or more third-party hotel managers to operate and manage our hotel properties and we will be unable to retain earnings since we will be required to distribute to our stockholders at least 90% of our REIT taxable income (determined without regard to the dividends paid deduction and by excluding any net capital gain) each year and that we will need to comply with highly technical REIT qualification provisions, which may hinder our ability to make certain attractive investments, including investments in the businesses to be conducted by our TRSs. In addition, our board of directors considered the potential risks discussed in the sections entitled “Risk Factors—Risks Related to the REIT Conversion” beginning on page 26 and “Risk Factors—Risks Related to the Merger” on page 34.

The foregoing discussion does not include all of the information and factors considered by our board of directors. Our board of directors did not quantify or otherwise assign relative weights to the particular factors considered, but conducted an overall analysis of the information presented to and considered by it in reaching its determination.

TERMS OF THE MERGER AGREEMENT

The following is a summary of the material terms of the merger agreement. For a complete description of all of the terms of the merger agreement, you should refer to the copy of the merger agreement that is attached to this proxy statement/prospectus as Annex A and incorporated herein by reference. You should carefully read the merger agreement in its entirety as it is a legal document that governs the merger.

Structure and Completion of the Merger

Granite is presently a wholly-owned subsidiary of Gaylord. The merger agreement provides that Gaylord will merge with and into Granite, at which time the separate corporate existence of Gaylord will cease and Granite will be the surviving entity of the merger. Upon the effectiveness of the merger, the outstanding shares of Gaylord common stock will be converted into the right to receive the same number of shares of Granite common stock and Granite will succeed to and continue to operate, directly or indirectly, the then existing business of Gaylord.

The board of directors of Gaylord and the board of directors of Granite have approved the merger agreement, subject to stockholder approval. The merger will become effective at the time the certificate of merger is submitted for filing with the Secretary of State of the State of Delaware in accordance with the Delaware General Corporation Law, or DGCL, or at such later time as specified in the certificate of merger. We currently anticipate that the completion of the merger will occur on or about the time of (but not earlier than) the consummation of the Marriott transaction. The board of directors of Gaylord, however, reserves the right to cancel the merger at any time prior to the filing of the certificate of merger with the Secretary of State of the State of Delaware, even if the stockholders vote to adopt the merger agreement and the other conditions to the completion of the merger are satisfied or waived, if it determines that the merger is no longer in the best interests of Gaylord or its stockholders.

Exchange of Certificates

Surrender of Certificates. Computershare Investor Services will act as exchange agent for the merger. As soon as reasonably practicable after the merger is completed, the exchange agent will mail to each registered holder of a certificate of Gaylord common stock a letter of transmittal containing instructions for surrendering each holder’s certificate. Holders who properly submit a letter of transmittal and surrender their certificates to the exchange agent will receive, at their election, a certificate representing shares of Granite common stock equal to the number of shares reflected in the surrendered certificate or, alternatively, book-entry confirmation evidencing the number of shares of Granite common stock equal to the number of shares reflected in the surrendered certificate. The surrendered certificate will thereafter be canceled. Upon the effectiveness of the merger, each certificate representing shares of Gaylord common stock will be deemed for all purposes to represent a right to receive the same number of shares of Granite common stock until such certificate is exchanged for a certificate representing an equal number of shares of Granite common stock. If you currently hold shares of Gaylord common stock in uncertificated book-entry form, you will receive a notice of the completion of the merger and your shares of Granite common stock received in connection with the merger will continue to exist in uncertificated form.

Lost Certificates. If any Gaylord certificate is lost, stolen or destroyed, the owner of the certificate must provide an appropriate affidavit of that fact to the exchange agent and, if required by Granite, post a reasonable bond as indemnity against any claim that may be made against Granite with respect to such lost certificate.

Stock Transfer Books. At the completion of the merger, Gaylord will close its stock transfer books, and no subsequent transfers of Gaylord common stock will be recorded on such books.

Other Effects of the Merger

We expect the following to occur in connection with the merger:

•

Organizational Documents of Granite. The certificate of incorporation and the bylaws of Granite will be amended prior to the merger, and the certificate of incorporation and bylaws, as so amended, will be the Granite Charter and Bylaws following the completion of the merger. Copies of the Granite Charter and Granite Bylaws are set forth in Annex B and Annex C, respectively, of this proxy statement/prospectus.

•

Directors and Officers. The directors and officers of Gaylord immediately prior to the completion of the merger will be the directors and officers of Granite immediately after the completion of the merger.

•

Stock Incentive Plans. Granite will assume the Amended and Restated Gaylord Entertainment Company 1997 Omnibus Stock Option and Incentive Plan and the Gaylord Entertainment Company Amended and Restated 2006 Omnibus Incentive Plan and all rights of participants in such plans to acquire shares of Gaylord common stock will be converted into rights to acquire shares of Granite in accordance with the terms of the plans.

•	Listing of Granite Common Stock. We expect that Granite’s common stock will trade on the NYSE under the ticker symbol [ ].

Conditions to Completion of the Merger

The merger is subject to the following conditions:

•	adoption of the merger agreement by the requisite vote of the stockholders of Gaylord and Granite;

•	the board of directors of Gaylord shall not have determined that the restructuring transactions in connection with the REIT conversion have not occurred or are not reasonably likely to occur;

•

Granite will have amended and restated its certificate of incorporation to read substantially in the form attached to this proxy statement/prospectus as Annex B and amended and restated its bylaws to read substantially in the form attached to this proxy statement/prospectus as Annex C;

•	approval of the shares of Granite common stock for listing on the NYSE, subject to official notice of issuance;

•

the effectiveness of the registration statement, of which this proxy statement/prospectus is a part, without the issuance of a stop order or initiation of any proceeding seeking a stop order by the Commission;

•

the board of directors shall not have determined, in its sole discretion, that legislation or proposed legislation with a reasonable possibility of being enacted would have the effect of substantially (i) impairing the ability of Granite to qualify as a REIT, (ii) increasing the federal tax liabilities of Gaylord or Granite resulting from the REIT conversion, or (iii) reducing the expected benefits to Granite resulting from the REIT conversion;

•

receipt of all governmental approvals and third-party consents to the merger, except for approvals or consents as would not reasonably be expected to materially and adversely affect the business, financial condition or results of operations of Granite and its subsidiaries taken as a whole; and

•	receipt by Gaylord from its tax counsel of an opinion to the effect that the merger qualifies as a reorganization within the meaning of Section 368(a) of the Code.

Termination of the Merger Agreement

The board of directors of Gaylord has the right to terminate the merger even if the stockholders vote to adopt the merger agreement and the other conditions to the completion of the merger are satisfied or waived, if it determines that the merger is no longer in the best interest of Gaylord and its stockholders.

We have no current intention of abandoning the merger subsequent to the special meeting if the stockholders adopt the merger agreement, the other conditions to the merger are satisfied or waived and the stockholders approve the issuance of shares in connection with the special E&P distribution. However, the board of directors of Gaylord reserves the right to cancel the merger or the REIT conversion even if the stockholders of Gaylord vote to adopt the merger agreement, which is an important element of the REIT conversion, and the other conditions to the completion of the merger are satisfied or waived, if the board of directors determines that the merger or the REIT conversion is no longer in the best interests of Gaylord and its stockholders.

Regulatory Approvals

We are not aware of any federal, state, local or foreign regulatory requirements that must be complied with or approvals that must be obtained prior to the completion of the merger pursuant to the merger agreement, other than compliance with applicable federal and state securities laws, the filing of a certificate of merger as required under the DGCL, and consent to a pro forma transfer of control from the Federal Communications Commission with respect to our radio station operations, and various state governmental authorizations.

Absence of Appraisal Rights

Pursuant to Section 262(b) of the DGCL, the stockholders of Gaylord will not be entitled to any appraisal rights as a result of the merger and the REIT conversion.

Restrictions on Sales of Granite Common Stock Issued Pursuant to the Merger

The shares of Granite common stock to be issued in connection with the merger will be, subject to the restrictions on the transfer of Granite common stock set forth in the Granite Charter, freely transferrable under the Securities Act, except for shares issued to any stockholder who may be deemed an “affiliate” of Gaylord for purposes of Rule 144 of the Securities Act. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control with Gaylord and may include the executive officers, directors and significant stockholders of Gaylord.

Accounting Treatment of the Merger

For accounting purposes, the merger will be treated as a transfer of assets and exchange of shares between entities under common control. The accounting basis used to initially record the assets and liabilities in Granite is the carryover basis of Gaylord. Stockholders’ equity of Granite will be that carried over from Gaylord, after giving effect to the special E&P distribution.

RESTRUCTURING TRANSACTIONS IN CONNECTION WITH THE REIT CONVERSION

We will effect certain structural changes to the organization of our business prior to and after the completion of the merger. These restructuring transactions are intended to enable us to qualify as a REIT for federal income tax purposes for the taxable year beginning January 1, 2013 and to improve our tax efficiency. We have already commenced these restructuring transactions and will continue to pursue them to completion.

Restructuring Transactions Related to Engaging Third-Party Hotel Managers

Due to federal income tax laws that restrict REITs and their affiliates from operating and managing hotels, third-party hotel managers will operate and manage our hotel properties. In connection with our engaging third-party hotel managers to operate and manage our hotel properties, we have agreed to sell the Gaylord Hotel brand and rights to manage our Gaylord Hotels properties to Marriott and to enter into hotel management agreements with respect to such properties. Prior to the completion of the REIT conversion, we will be required to identify and engage a third-party hotel manager to operate and manage the Radisson Hotel at Opryland.

In connection with the Marriott sale transaction, we will form a limited liability company, which we refer to as the Transfer Subsidiary, the membership units of which will be sold to Marriott. Prior to the consummation of the Marriott sale transaction, we will transfer the workforce of our Gaylord Hotels properties to Transfer Subsidiary. In addition, we and our existing subsidiaries will transfer our intellectual property used primarily for operating and marketing our Gaylord Hotels properties, including the Gaylord Hotels brand, to Marriott.

After consummating the Marriott sale transaction and our engagement of a third-party hotel manager to operate and manage the Radisson Hotel at Opryland, we will cease to have employees of our hotel properties.

Formation of an UPREIT Structure

We plan to operate as an umbrella partnership REIT, or UPREIT, which means that substantially all of our assets will be held by, and operations will be conducted through, a subsidiary operating partnership that we will form, which we refer to as the Operating Partnership. We anticipate that the limited partnership interests of the Operating Partnership will be represented by units which will have the economic equivalent of and be convertible into one share of our common stock. By operating in an UPREIT structure, under certain circumstances we may issue units of limited partnership interest of the Operating Partnership to acquire hotel properties, which could defer the federal income tax on any gain of the sellers. Accordingly, because we may offer tax advantages to sellers receiving limited partnership interest units, our UPREIT structure may enable us to acquire hotel properties in the future which otherwise might not be available for sale.

Restructuring Transactions to Establish a REIT Corporate Structure

Prior to completing the merger, we will form a limited liability company as a wholly-owned subsidiary of Gaylord. Gaylord and such limited liability company will then form the Operating Partnership, of which Gaylord (and after the completion of the merger, Granite) will be the sole general partner owning 99% of the ownership interests of the Operating Partnership and such limited liability company will be a 1% limited partner.

Due to federal income tax laws, prior to the completion of the REIT conversion, our subsidiaries that own or have a leasehold interest in our hotel real property will transfer non-qualifying personal property, including certain fixtures, furniture and equipment, to our TRSs.

In connection with the REIT conversion, we will form new subsidiaries and cause such subsidiaries and certain existing subsidiaries to qualify as TRSs. Our TRSs will hold our non-qualifying assets and conduct our non-qualifying operations. Under the Code, no more than 25% of the value of our assets may be represented by securities of one or more TRSs and other non-qualifying assets.

Our TRSs that will lease or sublease our hotel properties, which we refer to as our TRS lessees, pursuant to such leases or subleases will make lease payments for the hotel properties. Our TRS lessees will engage third-party hotel managers to operate and manage our hotel properties pursuant to hotel management agreements.

Also in connection with the REIT conversion, we will restructure the business conducted by our Opry and Attractions segment so that such business, including the Grand Ole Opry, the Ryman Auditorium, the General Jackson, the Music City Queen, the Wildhorse Saloon, the ownership of Gaylord Springs Golf Links, WSM Radio, Hee Haw, and any other non-REIT activities will be conducted through TRSs.

Amendment to $925 Million Senior Secured Credit Facility

Prior to consummating the Marriott sale transaction, we must obtain waivers and consents of the required lenders pursuant to our $925 million senior secured credit facility to amend the facility to accommodate the Marriott sale transaction, the merger, and the REIT conversion. We anticipate that this amendment, among other things, will (i) permit dividends to the extent permitted by the indenture for our 6.75% senior notes, and, if such indenture is terminated, to the extent necessary for us to maintain REIT status, (ii) allow our TRS lessees to lease our hotel properties, and (iii) update the facility generally to permit us to restructure and operate our business as described in this section. We believe that we will be able to obtain such waivers and consents. We anticipate that any amendment to our $925 million senior secured credit facility will continue to limit our levels of indebtedness and restrict our ability to pay distributions to our stockholders.

DISTRIBUTION POLICY

Upon completion of the merger and the REIT conversion, we intend to declare regular quarterly distributions to our stockholders commencing in the first quarter of 2013, the amount of which will be determined, and will be subject to adjustment by, our board of directors. However, if the merger or our ability to conform our operations to the requirements for qualification as a REIT are delayed, we may not be qualified to elect REIT status effective January 1, 2013, we would not be able to reduce our corporate level federal income tax through distributions to our stockholders, and we would not commence the payment of distributions to our stockholders until such time as we became a REIT.

To qualify as a REIT, we must annually distribute to our stockholders an amount at least equal to:

(i)	90% of our REIT taxable income (determined before the deduction for dividends paid and excluding any net capital gain); plus

(ii)	90% of the excess of our net income from foreclosure property over the tax imposed on such income by the Code; less

(iii)	any excess non-cash income (as determined under Sections 856 through 860 of the Code).

Distributions to our stockholders will be authorized by our board of directors and declared by us based upon a variety of factors, including:

•	historical and projected results of operations, financial condition, cash flows, and liquidity;

•	our debt service requirements and covenants under our debt agreements;

•	capital expenditure and other expense obligations;

•	our taxable income;

•	the annual distribution requirement under the REIT provisions of the Code; and

•	other factors that our board of directors may deem relevant.

The amount of cash available for distributions to our stockholders depends, in part, upon our receipt of distributions from our Operating Partnership, which may depend upon receipt of lease payments from our TRS lessees, and, in turn, upon management of our hotel properties by our third-party hotel managers, and receipt of distributions from our TRSs. In addition to the factors outlined above, the per share amounts of distributions will depend on the number of our shares of common stock outstanding from time to time.

To the extent that, in respect of any calendar year, cash available for distributions to our stockholders is less than our REIT taxable income, we could be required to sell assets or borrow funds to make cash distributions or make a portion of the required distribution in the form of a taxable share distribution or distribution of debt securities. Income as computed for purposes of the tax rules described above will not necessarily correspond to our income as determined for financial reporting purposes.

Prior to consummating the Marriott sale transaction, we must obtain waivers and consents of the required lenders pursuant to our $925 million senior secured credit facility to amend the facility to accommodate the Marriott sale transaction, the merger, and the REIT conversion. We anticipate that such amendment, among other things, will (i) permit dividends to the extent permitted by the indenture for our 6.75% Senior notes, and, if such indenture is terminated, to the extent necessary for us to maintain REIT status, (ii) allow our TRS lessees to lease our hotel properties, and (iii) update the facility generally to permit us to restructure and operate our business as described in the section entitled “Restructuring Transactions in Connection with the REIT Conversion” beginning on page 66.

The indenture for our 6.75% senior notes and the terms of our current $925 million senior secured credit facility restrict our ability to pay dividends. Generally, unless we are permitted to pay a dividend in the circumstances described below, we are restricted from declaring or paying dividends (other than certain dividends payable in our equity securities) under the terms of the indenture and the credit facility. We may declare and pay a dividend if, after giving effect to such payment, (i) we will not be in default under the indenture or the credit facility, (ii) we would be permitted to incur $1.00 of additional indebtedness under the 2.00 to 1.00 fixed charge coverage ratio for our four most recent fiscal quarters, and (iii) such dividend payment (together with the amount of certain other restricted payments made by us since November 12, 2003) is less than the sum of:

•

an amount equal to our consolidated cash flow (from the beginning of the first fiscal quarter after November 12, 2003 to the end of the most recent fiscal quarter) less the product of 2.00 times our fixed charges for the same period; plus

•	100% of the aggregate net cash proceeds received by us since November 12, 2003 as contribution to our common equity capital or from the issue or sale of our equity securities; plus

•	the net reduction in our investments made after November 12, 2003 resulting from repayment of loans or advances or other transfers of assets or from the sale of any such investment.

We anticipate that the foregoing limitations would not prevent us from paying the special E&P distribution and future quarterly distributions in an amount sufficient to enable us to maintain our status as a REIT.

THE SPECIAL E&P DISTRIBUTION

We have operated as a taxable C corporation for federal tax purposes since our incorporation. To the extent our taxable income (with certain adjustments) in any given year is not distributed to our stockholders or otherwise reduced by losses, it becomes accumulated earnings and profits. After the merger is completed, Granite will succeed to Gaylord’s current and accumulated earnings and profits. Because a REIT is not permitted to retain earnings and profits accumulated during years when the company or its predecessor was taxed as a C corporation, we will make a one-time special distribution, the special E&P distribution, to distribute all of our C corporation earnings and profits. The special E&P distribution is not subject to stockholder approval, except that, as noted in this proxy statement/prospectus, in accordance with Section 312.03 of the NYSE Listed Company Manual, we are asking our stockholders to approve the issuance of shares of our common stock equal to or in excess of 20% of the number of shares of our common stock currently outstanding in the event shares in excess of this percentage are issued in connection with the special E&P distribution.

We expect that that the special E&P distribution will be declared and paid in the fourth quarter of 2012 to stockholders of record at such time, who may be different than those who are entitled to notice of and to vote at the special meeting. However, our board of directors may determine to declare and pay the special E&P distribution at another time, but not later than December 31, 2013 if we elect REIT status for the taxable year beginning January 1, 2013.

We have applied for a ruling from the Internal Revenue Service, or IRS, to the effect that the special E&P distribution will generally be treated for federal income tax purposes as a taxable distribution. In the event that we receive a favorable ruling from the IRS, we expect to limit the total amount of cash payable in the special E&P distribution to a maximum of 20% of the total value of the special E&P distribution. The balance of the special E&P distribution will be in the form of shares of our common stock. For a description of the tax consequences of the special E&P distribution see “Material Federal Income Tax Consequences—Taxation of the Special E&P Distribution” beginning on page 160.

If the total amount of cash elected by our stockholders exceeds 20% of the total value of the special E&P distribution, then, in general, the available cash will be prorated among those stockholders that elect to receive cash. The details and consequences of the special E&P distribution will be described in the election form and accompanying materials that will be mailed to stockholders in connection with the special E&P distribution.

In connection with our declaration and payment of the special E&P distribution, we expect that we will adjust the number of shares of stock subject to and the exercise price for outstanding equity awards, if any, under our Amended and Restated 2006 Omnibus Plan and our Amended and Restated 1997 Omnibus Stock Option and Incentive Plan. In addition, the conversion rate for our outstanding 3.75% convertible senior notes will be adjusted, resulting in an increase in the number of shares underlying our 3.75% convertible senior notes. The number of shares subject to the options we purchased and the warrants we sold in connection with the issuance of our 3.75% convertible senior notes and the exercise prices per share for such options and warrants will also be adjusted.

OUR BUSINESS

Granite Hotel Properties, Inc., a Delaware corporation and wholly-owned subsidiary of Gaylord, was incorporated on June 21, 2012. Granite has no material assets or liabilities and has not conducted any activities other than those incident to its formation, the execution of the merger agreement and the preparation of this proxy statement/prospectus. Upon completion of the merger, Granite will succeed to and continue the then existing business of Gaylord. However, as described further in this section and throughout this proxy statement/prospectus, Granite will not operate or manage any of its hotel properties after completing the REIT conversion.

Overview

Gaylord, a Delaware corporation, was originally incorporated in 1956 and was reorganized in connection with a 1997 corporate restructuring. In May 2012, after conducting a strategic review of our businesses, our board of directors unanimously approved a plan to restructure our operations to allow us to be taxed as a REIT for federal income tax purposes beginning January 1, 2013, subject to the prior consummation of the Marriott sale transaction. In connection therewith, on May 31, 2012, we announced our agreement to sell the Gaylord Hotels brand and rights to manage our Gaylord Hotels properties to Marriott for $210 million in cash. The closing of the Marriott sale transaction is subject to the satisfaction of certain conditions, including our stockholders’ adoption of the merger agreement. We expect the consummation of the Marriott sale transaction to occur promptly after our stockholders adopt the merger agreement. Upon consummation of the Marriott sale transaction, Marriott will begin to be responsible for the day-to-day management of our Gaylord Hotels properties pursuant to management agreements to be entered into upon the closing of the Marriott sale transaction, and we anticipate that this management transition will be complete by January 1, 2013, when we anticipate that our election to become a REIT will be effective. In addition, prior to the completion of the REIT conversion, we will identify and engage a third-party hotel manager to operate and manage the Radisson Hotel at Opryland.

Due to federal income tax laws that restrict REITs from operating and managing hotels, we will not operate or manage any of our hotel properties after completing the REIT conversion. We will engage third-party hotel managers pursuant to hotel management agreements, and such third-party hotel managers will be responsible for the day-to-day management of our hotel properties, including, but not limited to, implementing significant operating decisions, setting rates for rooms and meeting space, controlling revenue and expenditures, collecting accounts receivable, and recruiting, employing and supervising employees at our hotel properties. We will not have the authority to require our third-party managers to operate our hotel properties in a particular manner, although we will have consent and approval rights for certain matters under our hotel management agreements with Marriott, subject to the limitations described therein. We believe that Marriott provides us with access to a world-class lodging operator. We expect Marriott to drive increased revenues by delivering new customer flows through their expansive sales force and attractive frequent traveler program, as well as their ability to manage group business. Additionally, we anticipate that our relationship with Marriott will allow us to significantly reduce corporate overhead and property level expenses.

The information in this section assumes that the merger and the REIT conversion have been completed, and that Granite has succeeded to and is continuing the then existing business of Gaylord.

After the completion of the REIT conversion, we believe that we will be the only hospitality REIT whose stated primary focus is group-oriented hotel properties located in urban and resort markets. Our current real estate portfolio includes our Gaylord Hotels properties consisting of the Gaylord Opryland Resort & Convention Center in Nashville, Tennessee, referred to as Gaylord Opryland, the Gaylord Palms Resort & Convention Center near Orlando, Florida, referred to as Gaylord Palms, the Gaylord Texan

Resort & Convention Center near Dallas, Texas, referred to as Gaylord Texan, and the Gaylord National Resort & Convention Center near Washington D.C., referred to as Gaylord National. We also own the Radisson Hotel at Opryland in Nashville, Tennessee.

Our award-winning Gaylord Hotels properties incorporate not only high quality lodging, but also significant meeting, convention and exhibition space and restaurant, retail and spa facilities within a single self-contained property. As a result, our properties provide a convenient and entertaining environment for convention guests.

In addition to our hotel properties, we also currently own and operate, and following the completion of the REIT conversion we will continue to own and operate through our TRSs, several attractions in Nashville, Tennessee, including the Grand Ole Opry, a live country music variety show that is the nation’s longest running live radio show and an icon in country music. Our local Nashville attractions provide entertainment opportunities for Nashville-area residents and visitors, including guests at Gaylord Opryland and the Radisson Hotel at Opryland.

Our operations are organized into three principal business segments: (i) Hospitality, which includes our hotel properties; (ii) Opry and Attractions, which includes our Grand Ole Opry assets, WSM-AM and our Nashville attractions; and (iii) Corporate and Other, which includes corporate expenses. These three business segments — Hospitality, Opry and Attractions, and Corporate and Other — represented approximately 93%, 7%, and 0%, respectively, of Gaylord’s total revenues for 2011.

Strategy

Our goal is to become the nation’s premier hospitality REIT for group-oriented meetings hotel assets located in urban and resort markets. Our current hotel properties focus on the large group meetings market in the United States. Our existing hotel properties are designed to appeal to meeting planners who arrange these large group meetings.

Existing Hotel Property Design. Our existing hotel properties incorporate meeting and exhibition space, signature guest rooms, food and beverage offerings, fitness and spa facilities and other attractions within a large hotel property so attendees’ needs are met in one location. This property design creates a better experience for both meeting planners and guests, and has led to our hotel properties claiming a place among the leading convention hotels in the country.

Expansion of Hotel Asset Portfolio. After we consummate the Marriott sale transaction and complete the REIT conversion, acquisitions of other hotels, particularly in the group meetings sector of the hospitality industry, either alone or through joint venture or alliances with one or more third-parties, will be part of our long-term growth strategy. We will no longer view independent large scale development of resort and convention hotels as part of our long-term growth strategy. We intend to pursue attractive investment opportunities which meet our acquisition parameters, specifically, group-oriented large hotels and overflow hotels with existing or potential leisure appeal. We are interested in highly accessible upper-upscale assets with over 400 hotel rooms in urban and resort group destination markets. We will also consider assets that possess or are located near conventions centers that present a repositioning opportunity and/or would significantly benefit from capital investment in additional rooms or meeting space. Through acquisitions we plan to expand the geographic diversity of our existing asset portfolio.

Leverage Brand Name Awareness. We believe the Grand Ole Opry is one of the most recognized entertainment brands in the United States. We promote the Grand Ole Opry name through various media, including our WSM-AM radio station, the Internet and television, and through performances by the Grand

Ole Opry’s members, many of whom are renowned country music artists, and we believe that significant growth opportunities exist through leveraging and extending the Grand Ole Opry brand into other products and markets. As such, we have alliances in place with multiple distribution partners in an effort to foster brand extension. We are continuously exploring additional products, such as television specials and retail products, through which we can capitalize on our brand affinity and awareness. We believe that licensing our brand for products may provide an opportunity to increase revenues and cash flow with relatively little capital investment.

Industry Description

According to the February 2011 study, “The Economic Significance of Meetings to the U.S. Economy,” conducted by PriceWaterhouseCoopers and published by the Convention Industry Council, in 2009, the meetings industry generated approximately $263 billion in direct spending. Of this amount, approximately $62 billion was spent on accommodations and food and beverage. These revenues include attendee “economic impact” (which includes spending on lodging, meals, entertainment and in-city transportation), not all of which we capture. An additional approximate $150 billion was spent on meetings and other commodities, which include event producer total gross sales (which include exhibitor and sponsor expenditures) and venue rentals. Convention hotels that attract larger group meetings typically have more than 1,000 guest rooms and, on average, contain approximately 125,000 square feet of exhibit space and approximately 45 meeting rooms.

According to the same study published by the Convention Industry Council, the group meetings market was comprised of approximately 1.8 million events in 2009, of which approximately 71% were corporate meetings and approximately 29% were conventions, trade shows, incentive and other meetings. Of the 100 largest hotels with meeting space, as tracked by Smith Travel Research, over half of the hotels contain over 130,000 square feet of meeting and exhibit space. Conversely, only 4% of these properties feature 500,000 square feet or more of meeting and exhibit space to host the nation’s largest groups. Examples of industries participating in larger meetings include health care, home furnishings, computers, sporting goods and recreation, education, building and construction, industrial, agriculture, food and beverage, boats and automotive. Conventions and association-sponsored events, which draw a large number of attendees requiring extensive meeting space and room availability, account for over half of total group spending and economic impact. Because groups, associations and trade shows generally select their sites two to six years in advance, thereby increasing earnings visibility, and groups enter into contracts that provide for minimum spending on stays and cancellation and attrition fees, we believe the convention hotel segment of the lodging industry is more predictable than the general lodging industry.

We believe that a number of factors contribute to the success of a convention center hotel, including the following: the availability of sufficient meeting and exhibit space to satisfy large group users; the availability of rooms at competitive prices; access to quality entertainment and food and beverage venues; destination appeal; appropriate regional professional and consumer demographics; adequate loading docks, storage facilities and security; ease of site access via air and ground transportation; and the quality of service provided by hotel staff and event coordinators. The ability to offer as many of these elements as possible within close proximity of each other is important in order to reduce the organizational and logistical planning efforts of the meeting planner. The meeting planner, who acts as an intermediary between the hotel event coordinator and the group scheduling the event, is typically a convention hotel’s direct customer. Effective interaction and coordination with meeting planners is key to booking events and generating repeat business. We believe Marriott’s ability to manage group business will enhance the interaction and coordination at our Gaylord Hotels properties and result in increased repeat business.

Based on our information and information and data obtained from Smith Travel Research, the hotels within the United States with the largest levels of exhibit and meeting space as of January 2012 are as follows:

Facility	Location	Hotel Rooms	Total Exhibit and Meeting Space (sq. ft.)
Venetian Resort & Casino	Las Vegas, NV	4,049	2,250,000
Mandalay Bay Resort & Casino	Las Vegas, NV	4,332	1,295,655
Gaylord Opryland Resort & Convention Center	Nashville, TN	2,882	640,000
MGM Grand Hotel & Casino	Las Vegas, NV	5,044	600,000
Gaylord National Resort & Convention Center	National Harbor, MD	1,996	470,000
Marriott Orlando World Center	Orlando, FL	2,000	450,000
Rosen Shingle Creek	Orlando, FL	1,500	445,000
Gaylord Texan Resort & Convention Center	Grapevine, TX	1,511	400,000
Gaylord Palms Resort & Convention Center	Kissimmee, FL	1,406	400,000
Hilton Anatole Hotel	Dallas, TX	1,608	344,638
Walt Disney World Swan and Dolphin Resort	Lake Buena Vista, FL	758	329,000
Caesars Palace	Las Vegas, NV	4,016	300,000
The Peabody Orlando	Orlando, FL	1,641	300,000
The Westin Diplomat Resort & Spa	Hollywood, FL	1,058	269,000
Sheraton Dallas	Dallas, TX	1,840	230,000
Disney’s Coronado Springs Resort	Lake Buena Vista, FL	1,921	220,000
Grand Sierra Resort & Casino	Reno, NV	2,001	200,000

Hotel Asset Portfolio — Strategic Plan

Our goal is to become the nation’s premier hospitality REIT for group-oriented hotel properties located in urban and resort markets. After we consummate the sale of the Gaylord Hotels brand and our rights to operate and manage our Gaylord Hotels properties are transferred to Marriott and we complete the REIT conversion, acquisitions of other hotels, particularly in the group meetings sector of the hospitality industry, either alone or through joint ventures or alliances with one or more third-parties, will be part of our long-term growth strategy. For additional information please see the section entitled “—Strategy—Expansion of Hotel Asset Portfolio” on page 72. Our existing hotels incorporate meeting, convention and exhibition space with a large hotel property so the attendees never have to leave the location during their meetings. This concept of a self-contained destination dedicated primarily to the meetings industry has placed our Gaylord Hotels properties among the leading convention hotels in the country. In addition to Gaylord Opryland, we opened the Gaylord Palms in January 2002, the Gaylord Texan in April 2004 and the Gaylord National in April 2008. In May 2012, we announced the sale of the Gaylord Hotels brand and the rights to manage our Gaylord Hotels properties to Marriott. We expect, among other things, that following consummation of the Marriott sale transaction, our Gaylord Hotels properties will generate increased revenues as Marriott will deliver new customer flows through their expansive sales force and attractive frequent traveler program, as well as their ability to manage group business.

Gaylord Opryland Resort and Convention Center — Nashville, Tennessee. Gaylord Opryland is one of the leading convention destinations in the United States based upon number of rooms, exhibit space and conventions held. Designed with lavish gardens and expansive atrium areas, the resort is situated on approximately 172 acres in the Gaylord Opryland complex. Gaylord Opryland is one of the largest hotels in the United States in terms of number of guest rooms. Gaylord Opryland has a number of themed restaurants, retail outlets, and a full-service spa with 27,000 square feet of dedicated space and 12 treatment rooms. It also serves as a destination resort for vacationers due to its proximity to the Grand Ole Opry, the General Jackson Showboat, the Gaylord Springs Golf Links (Gaylord’s 18-hole championship golf course), and other attractions in the Nashville area. Gaylord Opryland has 2,882 signature guest rooms, four ballrooms with approximately 127,000 square feet, 111 banquet/meeting rooms, and total meeting, exhibit and pre-function space of approximately 640,000 square feet. Gaylord Opryland has been recognized by many industry and commercial publications, receiving Successful Meetings magazine’s Pinnacle Award in 2007, 2008, 2010 and 2011, as well as Meeting & Convention’s Gold Key and Gold Platter Awards every year since 1993.

Gaylord Palms Resort and Convention Center — Kissimmee, Florida. Gaylord Palms has 1,406 signature guest rooms, three ballrooms with approximately 76,000 square feet, 76 banquet/meeting rooms, and total meeting, exhibit and pre-function space of approximately 400,000 square feet. The resort is situated on a 65-acre site in Osceola County, Florida, which we have leased pursuant to a 75-year ground lease with a 24-year renewal option. The resort is approximately a five minute drive from the main gate of the Walt Disney World® Resort complex. Gaylord Palms has a number of themed restaurants, retail outlets and a full-service spa, with 20,000 square feet of dedicated space and 25 treatment rooms. In 2012, a new resort pool and new 2-story sports bar complex opened at Gaylord Palms. Hotel guests also have golf privileges at the world class Falcon’s Fire Golf Club, located a half-mile from the property. The Gaylord Palms is rated as a AAA Four-Diamond Hotel and has been recognized by many publications, receiving Successful Meetings magazine’s Pinnacle Award in 2007, 2008, 2009, 2010 and 2011 and Meeting and Convention’s Gold Key and Gold Platter Awards every year since 2003.

Gaylord Texan Resort and Convention Center — Grapevine, Texas. Gaylord Texan is situated on approximately 85 acres and is located approximately six minutes from the Dallas/Fort Worth International Airport. Of the 85 acres, we own 75 acres and lease approximately 10 acres pursuant to a ground lease. The hotel features a lavish and expansive atrium, 1,511 signature guest rooms, three ballrooms with approximately 85,000 square feet, 70 banquet/meeting rooms, and total meeting, exhibit and pre-function space of approximately 400,000 square feet. The property also includes a number of themed restaurants, retail outlets and a full-service spa with 25,000 square feet of dedicated space and 12 treatment rooms. Guests also have access to the adjacent Cowboys Golf Club. In 2006, we opened the Glass Cactus entertainment complex, an approximately 39,000 square foot venue with a performance stage, dance floor, and two-story outdoor deck, on land we own adjacent to the hotel. In 2011, we opened the Paradise Springs resort pool, a western-themed 10-acre resort pool and lazy river complex. The Gaylord Texan is rated as a AAA Four-Diamond Hotel, and it received Successful Meetings magazine’s Pinnacle Award in 2008, Meeting and Convention’s Gold Key Award every year since 2005 and Meeting and Convention’s Gold Platter Award in 2007, 2010 and 2011.

Gaylord National Resort and Convention Center—Prince George’s County, Maryland. Gaylord National opened in April 2008 and is situated on approximately 42 acres of land located on the Potomac River in Prince George’s County, Maryland, eight miles south of Washington, D.C. The hotel has 1,996 signature guest rooms, four ballrooms with approximately 103,000 square feet, 82 conference and breakout rooms, and total meeting, exhibit and pre-function space of approximately 470,000 square feet. The hotel complex includes an 18-story glass atrium, a 20,000 square foot spa and fitness center with 12 treatment rooms, and entertainment options such as restaurants, shops, and a two-story rooftop nightclub. Gaylord National is rated as a AAA Four-Diamond Hotel, and it received Successful Meetings magazine’s Pinnacle Award in 2011 and Meeting and Convention’s Gold Key Award in 2009, 2010 and 2011.

Radisson Hotel at Opryland. We also own the Radisson Hotel at Opryland, a Radisson franchise hotel, which is located across the street from Gaylord Opryland. The hotel has 303 rooms and approximately 14,000 square feet of meeting space. In 2000, we entered into a 20-year franchise agreement with Radisson in connection with the operation of this hotel. Prior to the completion of the REIT conversion, we will identify and engage a third-party hotel manager to operate and manage the Radisson Hotel at Opryland.

Future Development. Upon completion of the REIT conversion, we will no longer view independent large scale development of resort and convention hotels as a means of our growth. As a result, we will not proceed with our previously announced Aurora, Colorado and other potential development projects in the form we previously anticipated. We will reexamine how the Aurora project could be completed with minimal financial commitment, although we may not identify any such opportunity.

In January 2012, we announced that we had entered into a memorandum of understanding for a 50/50 joint venture with the Dollywood Company to develop a family entertainment zone adjacent to the Gaylord Opryland on land that we currently own. The Dollywood Company will operate the park, and we will contribute both land and cash to represent our 50 percent share of the venture. Phase one of the project is a yet unnamed approximately $50 million water and snow park, which we believe will be the first of its kind in the U.S. An early 2013 groundbreaking date is expected with the park opening slated for summer 2014. The project is contingent upon finalizing agreements with governmental authorities pertaining to the construction of the necessary infrastructure and other contingencies.

Hotel Operating Data.

The following table presents hotel operating data for our five hotel properties over the last five years (except for Gaylord National, which opened in 2008). For more information about our hotel properties, see the section entitled “Our Business—Hotel Asset Portfolio – Strategic Plan” beginning on page 74. All amounts are presented in thousands, except for percentages.

Gaylord Opryland.

	For the Year Ended December 31,
	2011	2010		2009	2008		2007
Occupancy	72.8%	65.4	%(1)	66.5%	75.9	%(2)	80.2	%(2)
ADR	$153.54	$144.38		$150.07	$157.30		$151.50
RevPAR	$111.76	$94.41	(1)	$99.74	$119.32	(2)	$121.57	(2)
Total RevPAR	$277.61	$234.27	(1)	$235.10	$282.90	(2)	$285.22	(2)

(1)	Results and performance do not include the effect of casualty loss and preopening costs and are for the periods of time that the hotel was open. See the discussion of casualty loss set forth in the section entitled “Management’s Discussion & Analysis of Financial Condition and Results of Operations—Operating Results – Casualty Loss” on page 125.
(2)	Excludes 5,171 and 48,752 room nights that were taken out of service during the years ended December 31, 2008 and 2007, respectively, as a result of a multi-year rooms renovation program at Gaylord Opryland. The rooms renovation program was completed in February 2008.

Gaylord Palms.

	For the Year Ended December 31,
	2011		2010	2009	2008	2007
Occupancy	73.9	%(1)	74.0%	67.0%	77.3%	77.1%
ADR	$155.09		$156.73	$176.13	$178.42	$180.52
RevPAR	$114.58	(1)	$116.00	$118.01	$137.93	$139.18
Total RevPAR	$306.31	(1)	$304.75	$306.34	$351.30	$354.30

(1)	Excludes 23,960 room nights that were taken out of service during 2011 as a result of a rooms renovation program at Gaylord Palms.

Gaylord Texan.

	For the Year Ended December 31,
	2011	2010	2009	2008	2007
Occupancy	75.7%	72.4%	66.3%	72.0%	74.9%
ADR	$178.32	$164.82	$165.13	$178.88	$172.92
RevPAR	$135.03	$119.27	$109.49	$128.77	$129.55
Total RevPAR	$366.89	$348.46	$310.74	$348.46	$349.54

Gaylord National.

	For the Year Ended December 31,
	2011	2010	2009	2008
Occupancy	68.8%	73.7%	64.4%	61.6	%(1)
ADR	$195.66	$191.00	$206.86	$202.72
RevPAR	$134.52	$140.69	$133.16	$124.84	(1)
Total RevPAR	$322.72	$348.80	$317.54	$309.09	(1)

(1)	Excludes 1,408 room nights that were not in service during the year ended December 31, 2008 as these rooms were not released from construction on the date Gaylord National commenced normal operations.

Radisson Hotel at Opryland.

	For the Year Ended December 31,
	2011	2010	2009	2008	2007
Occupancy	62.6%	51.0%	60.0%	66.9%	72.2%
ADR	$98.24	$87.11	$91.71	$101.37	$97.08
RevPAR	$61.52	$44.40	$55.03	$67.79	$70.09
Total RevPAR	$84.80	$54.96	$65.40	$82.07	$82.31

Our Relationship with Marriott

Purchase Agreement with Marriott

The following is a brief summary of the purchase agreement and does not purport to be complete, and is qualified in its entirety by reference to the complete purchase agreement which is incorporated herein by reference to Exhibit 2.1 of our Current Report on Form 8-K filed May 31, 2012. You should carefully read the purchase agreement in its entirety as it is a legal document that governs the sale to Marriott of the Gaylord Hotels brand and the rights to manage our Gaylord Hotels properties.

In May 2012, we entered into a purchase agreement with Marriott, pursuant to which, subject to the satisfaction or waiver of certain conditions, we will transfer the Gaylord Hotels brand and the rights to manage our Gaylord Hotel properties to Marriott for $210 million in cash. Following the consummation of the Marriott sale transaction, Marriott will operate and manage our Gaylord Hotels properties. We will retain ownership in our Gaylord Hotels properties following the consummation of the sale transaction.

Pursuant to the terms of the purchase agreement, the consummation of the Marriott sale transaction remains conditioned upon our stockholders’ adopting the merger agreement, our obtaining the consent of the required lenders pursuant to our $925 million senior secured credit facility, the absence of any law or regulation that prohibits the consummation of the Marriott sale transaction, and, subject to materiality exceptions, the accuracy of representations and warranties made by the Gaylord, Gaylord Hotels, Inc., Marriott Hotel Services, Inc., and Marriott. The purchase agreement contains certain termination rights for each of Gaylord and Marriott, including the right of each party to terminate the purchase agreement if the Marriott sale transaction has not been consummated by December 10, 2012, subject to Gaylord and Marriott agreeing to extend the closing to a later date.

Pursuant to the purchase agreement, we have agreed to cease all activities, discussions or negotiations and not to solicit proposals relating to the sale of the Gaylord Hotels brand and the right to manage our Gaylord Hotels properties. Although the purchase agreement does not prohibit us from considering or negotiating proposals to acquire Gaylord as a whole, if we enter into a definitive agreement with respect to an acquisition proposal or our board of directors or a committee thereof approves an acquisition proposal and intends to cause us to enter into a definitive agreement with respect to an acquisition proposal, prior to the date stockholder approval is obtained, we will be required to pay Marriott a termination fee of $12.5 million. Additionally, if stockholder approval of the merger is not obtained, or other conditions of the transaction are not met and the Marriott sale transaction is terminated, we may be required to pay a termination fee of $5 million (with credit for any conversion expenses reimbursed to Marriott, which may exceed $5 million). We may also be required to pay Marriott an additional fee of $5 million if stockholder approval of the merger is not obtained and an alternative management or acquisition agreement is consummated.

Upon the consummation of the Marriott sale transaction and pursuant to the terms of the purchase agreement, we will be a party to the form management agreement and the form pooling agreement discussed below.

Management Agreement and Pooling Agreement with Marriott

The following is a summary of the principal terms of the form management agreement, which we refer to as the management agreement, and the form pooling agreement, which we refer to as the pooling agreement, which we will enter into in connection with the consummation of the Marriott sale transaction, and does not purport to be complete, and is qualified in its entirety by reference to the complete form management agreement and form pooling agreement which are incorporated herein by reference to Exhibit 2.1 of our Current Report on Form 8-K filed May 31, 2012. You should carefully read the form management agreement and the form pooling agreement in their entirety as they are legal documents that will govern our relationship with Marriott following consummation of the sale transaction.

All capitalized terms in this section not defined herein have the meanings ascribed to them in the form management agreement and the form pooling agreement.

To comply with certain REIT qualification requirements, we must engage third-party managers to operate and manage our hotel properties. On or about the time of the merger, we plan to become a party to four hotel management agreements (one for each of our Gaylord Hotel properties) with Marble Transfer, LLC, or Manager, which will become a direct or indirect wholly-owned subsidiary of Marriott. Manager will operate and manage the Gaylord Hotels properties with the goal of optimizing long-term profitability.

Additionally, each owner of our Gaylord Hotels properties and each of our TRS lessees will be a party to a single pooling agreement with Manager.

Management Agreement

Term. Each management agreement will have a term of thirty-five years, with three automatic ten year renewal terms (provided the applicable Hotel has met certain performance thresholds), which we refer to as the Term.

Fees. Manager will be entitled to a base management fee of two percent of gross revenues from each Hotel for each fiscal year or portion thereof, which we refer to as the Base Management Fee, and an incentive fee based on hotel profitability calculated on a pooled basis among the then Pooled Hotels, which we refer to as the Incentive Management Fee. The Base Management Fee is directly deducted by Manager from the gross revenues of each Hotel for each fiscal year. The Incentive Management Fee, if any, will be retained by Manager from Operating Profit (the Incentive Management Fee is discussed in greater detail below under the heading “Pooling Agreement”).

Payment of Operating Profit. Annually, following the deduction of the Base Management Fee by Manager, the Operating Profit of each Hotel, if any, will be paid in the following manner:

First: We will receive our Owner’s Priority (which is collectively $240,000,000 plus, in each case, certain additional amounts more specifically described in the Management Agreement, but approximately equal to (A) ten percent of the amount of Capital Expenditures funded by us, (B) ten percent of the cost of Conversion Work, as certified by us, and (C) ten percent of the amount funded by us for replacements, renewals, and additions to the furniture, fixtures and equipment and Routine Capital Expenditures, in excess of the FF&E Reserve).

Second: Any Incentive Management Fee (as described in the Pooling Agreement below) will be paid to Manager.

Third: The remaining balance of the Operating Profit, if any, will be paid to us.

Management Responsibilities. Manager will, among other things, perform each of the following functions at the Hotel:

•	Establish employment policies and recruit, employ, supervise, direct and discharge the employees at the Hotel.

•	Establish prices, rates and charges for services provided in the Hotel, including guest room rates and rates for commercial space and other space in the Hotel.

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Establish and revise, as necessary, administrative policies and procedures, including policies and procedures for the control of revenue and expenditures, for the purchasing of supplies and services, for the control of credit, and for the scheduling of maintenance, and verify that the foregoing procedures are operating in a sound manner.

•	Receive, hold and disburse funds, maintain bank accounts and make payments on accounts payable and handle collections of accounts receivable.

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Undertake publicity and promotion, arrange for and supervise public relations and advertising, prepare marketing plans, and make available to the Hotel the benefits of various marketing and guest loyalty and recognition programs in use in the Gaylord Hotel System as they may exist from time to time, such as the Loyalty Program.

•	Procure all inventories, including, but not limited to, provisions in storerooms, refrigerators, pantries and kitchens; beverages in wine cellars and bars; and other merchandise intended for sale.

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Procure all replacement fixed asset supplies, including, but not limited to, linen, china, glassware, tableware, uniforms and similar items, whether used in connection with public space or guest rooms.

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Prepare and deliver interim and annual accounting statements, annual operating statements, building estimates, furniture, fixtures and equipment estimates, and such other information as is required by the management agreement and be available at reasonable times to discuss generally with us and any mortgagee the above-listed items as well as the operations at the Hotel.

•	Plan, execute and supervise repairs, maintenance and furniture, fixtures and equipment purchases at the Hotel.

•	Provide, or cause to be provided, risk management services relating to the types of insurance required to be obtained or provided by Manager.

•	Provide food and beverage services.

•	Provide certain chain services that are furnished on a comparable basis to the full service hotels in the Marriott Hotel System.

Assignment by Manager. Manager will not assign or transfer its interest in the management agreement without our prior consent; provided, however, that Manager will have the right, without our consent, to (1) assign its interest in the management agreement to Marriott or any Affiliate of Marriott, (2) lease shops or grant concessions at the Hotel so long as the terms of any such leases or concessions do not exceed the Term of the management agreement (and subject to the limitations on Manager’s authority set forth in Section 1.16 of the management agreement), (3) assign its interest in the management agreement in connection with a merger or consolidation or a sale of all or substantially all of the assets of Manager or Marriott, and (4) assign its interest in the management agreement in connection with a merger or consolidation or a sale of all or substantially all of the Gaylord Hotel System assets owned by Manager, Marriott or any Affiliate of Manager or Marriott provided that, in each instance, Manager shall ensure that such assignee is able to avail itself of the same trademarks, systems and other benefits of the Marriott Hotel System as are generally available to other hotels in the Marriott Hotel System both before and after the applicable transaction and provided further that, for so long as the pooling agreement is in effect as to the Hotel, the Hotel and the other hotels which are subject to the pooling agreement shall continue to be managed by one entity or such entity’s Affiliate.

Assignment by Granite. We will not assign or transfer our interest in any management agreement without the prior consent of Manager; provided, however, that we will have the right, without such consent, to (1) conditionally assign any management agreement as security for a mortgage encumbering the Hotel in accordance with the management agreement and transfer our interest in connection with a foreclosure (or deed in lieu) in connection with such assignment, (2) assign our interest in any management agreement in connection with a Sale of the Hotel that complies with the provisions summarized below under “Sale of the Hotel”, and (3) assign any management agreement to any of our Affiliates, subject to compliance with provisions (3) and clause (4) summarized below under “Sale of the Hotel”.

Sale of the Hotel. We will not enter into any Sale of the Hotel to any Person (or any Affiliate of any Person) who: (1) does not, in Manager’s reasonable judgment, have sufficient financial resources and liquidity to fulfill our obligations under the management agreement; (2) is known in the community as being of bad moral character, or has been convicted of a felony in any state or federal court, or is in control of or controlled by persons who have been convicted of felonies in any state or federal court; (3) either directly or indirectly, has an ownership interest (excluding that of a mere franchisee or a mere passive investor with a non-controlling interest) in a hotel brand (e.g., Hilton, Hyatt) totaling at least ten (10) full-service hotels or twenty-five (25) select-service hotels, or in a group of hotels totaling at least ten (10) full-service hotels or twenty-five (25) select-service hotels that are not affiliated with a brand but that are marketed and operated as a collective group, if such brand or group of hotels compete with Manager, Marriott or any Affiliate of Marriott; or (4) is, or any of its Affiliates or any other Person related to such Person that is proscribed by applicable law is, a Specially Designated National or Blocked Person. Furthermore, we will not enter into a Sale of the hotel if we are at the time in Default under the terms of the management agreement.

Performance Termination. We generally have the right to terminate a management agreement if, subject to certain Manager cure rights, with respect to any two (2) consecutive fiscal years (not including any portion of any fiscal year prior to the expiration of the third (3rd) full fiscal year after the effective date), if Operating Profit for each such fiscal year is less than the Performance Termination Threshold for such fiscal year; and the Revenue Index of the Hotel during each such fiscal year is less than the product of (i) the Revenue Index Threshold multiplied by the Hurdle; provided, however, that subject to the agreement between us and Manager, the Hurdle will be replaced with an amount equal to ninety-five percent (95%) of the actual index achieved for the twelve month period ending June 30, 2012; and the failure of the Hotel to meet the tests described above is not wholly or partially the result of (i) an Extraordinary Event, (ii) any major renovation of the Hotel, (iii) any default by us, or (iv) the failure of the Hotel to comply with System Standards (unless such failure is caused by a default by Manager of its obligations under the management agreement).

Termination Due to Damage. If, during the Term, the Hotel suffers fire or other casualty that results in damage to the Hotel and its contents to the extent that the total costs of repairing and/or replacing the damaged portion of the Hotel to the same condition as existed previously would be fifty percent (50%) or more of the then total replacement cost of the Hotel, the management agreement is terminable at the option of either party upon ninety (90) days’ written notice to the other party.

Condemnation. In the event all or substantially all of the Hotel is taken in any eminent domain, condemnation, compulsory acquisition, or similar proceeding by any competent authority for any public or quasi-public use or purpose, or in the event that a portion of the Hotel will be taken, but the result is that it is unreasonable to continue to operate the Hotel in accordance with the standards of the management agreement, the management agreement will terminate. Each party will have the right to initiate any such proceedings they deem advisable to recover any compensation to which they may be entitled.

Events of Default. Subject to certain qualifications, after an Event of Default, the management agreement is generally terminable by the non-defaulting party if (a) the event of default has a material adverse effect on the non-defaulting party, and (b) if the defaulting party contests the occurrence of the Event of Default or its effect on the non-defaulting party, a court of competent jurisdiction has issued a final, binding and non-appealable order finding that the event of default has occurred and that it has had such a material adverse effect. Events of Default under the management agreement generally include, but are not limited to the following, the filing of a voluntary petition in bankruptcy or insolvency or a petition for reorganization under any bankruptcy law by either party, or the admission by either party that it is unable to pay its debts as they become due; the consent to an involuntary petition in bankruptcy or the failure to vacate within ninety (90) days from the day of entry thereof, any order approving an involuntary petition by either party; the failure of either party to perform, keep or fulfill any of the other covenants, undertakings, obligations or conditions set forth in the management agreement, and the continuance of such default for a period of thirty (30) days after the defaulting party’s receipt of notice from the non-defaulting party of such a failure.

Repayment of Initial Payment. If the management agreement were to terminate for any reason during its initial thirty-five year term, except under certain limited exceptions (as described in the management agreement), we will be required to pay to Manager a certain portion of the unamortized Initial Payment, calculated in accordance with the terms of the management agreement.

Retained Management Rights Under the Management Agreement. Pursuant to the terms of the management agreement, and subject to the limitations described therein, we will have the right to participate with Manager in the decision making process with respect to certain management activities including, but not limited to, the following:

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review and approval of certain aspects of Manager’s preliminary business plan; provided that, should we disapprove of an item in the preliminary business plan and be unable to come to an agreement with Manager regarding such item, then a panel of experts will resolve the dispute;

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review and approval of Manager’s assessment recommendations concerning the funding of the FF&E Reserve; provided that, should we disapprove of an FF&E estimate and be unable to come to an agreement with Manager regarding such estimate, then a panel of experts will resolve the dispute;

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review and approval of Capital Expenditures; provided that, should we disapprove of a Capital Expenditure and be unable to come to an agreement with Manager regarding such expenditure, then a panel of experts will resolve the dispute;

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control over and the right to manage, through one of our Affiliates or a third-party, any Hotel renovation or construction project that exceeds a total budget cost of $750,000, as adjusted by the GDP Deflator; and

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review and approval of the hiring of any Senior Manager; provided that, should we reject three successive candidates for a single position, Manager will have the right, at its discretion, to fill the position with one of the rejected candidates.

Management Agreement Limitations on Secured Debt. Subject to the pooling agreement described below, the management agreement provides for the following limitations on indebtedness encumbering a Hotel:

•	The aggregate principal balance of all mortgage and mezzanine debt encumbering the Hotel shall be no greater than 75% of the fair market value of the Hotel; and

•	The ratio of (a) aggregate Operating Profit (in the 12 months prior to the closing on the mortgage or mezzanine debt) to (b) annual debt service for the Hotel shall equal or exceed 1.2:1.

Pooling Agreement

The pooling agreement provides for (i) the calculation of the Incentive Management Fees for the Gaylord Hotel properties on an aggregated basis; and (ii) the application of the limitations on secured debt on an aggregated basis.

Pooled Incentive Management Fee. The pooled Incentive Management Fee will be equal to the following:

•	For the first two full fiscal years of the Term, an amount that is equal to twenty percent (20%) of Pooled Available Cash Flow for such fiscal year or portion thereof;

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For the third (3rd) full fiscal year of the Term, the sum of ten percent (10%) of the first ten million dollars ($10,000,000) of Pooled Available Cash Flow for such fiscal year, plus twenty percent (20%) of any additional Pooled Available Cash Flow for such fiscal year; and

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Commencing with the fourth (4th) full fiscal year of the Term, with respect to each such fiscal year or portion thereof, the sum of ten percent (10%) of the first fifteen million ($15,000,000) of Pooled Available Cash Flow for such fiscal year, plus twenty percent (20%) of any additional Pooled Available Cash Flow for such fiscal year or portion thereof.

“Pooled Available Cash Flow” is the amount by which Operating Profit for all then Pooled Hotels exceeds Owner’s Priority.

Pooled Limitations on Secured Debt. The pooled limitations on Secured Debt will be as follows:

•	The aggregate principal balance of all mortgage and mezzanine debt on Pooled Hotels shall be no more than 75% of the fair market value of Pooled Hotels.

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The ratio of (a) aggregate Operating Profit of Pooled Hotels (in the 12 months prior to closing on any mortgage or mezzanine debt), to (b) annual debt service for the Pooled Hotels, shall equal or exceed 1.2:1.

Opry and Attractions

In connection with the REIT conversion, we will own our Opry and Attractions businesses in TRSs which will conduct their business consistent with past practice, except that we will negotiate management or service agreements for Marriott to manage Gaylord Springs Golf Links. In addition, we may negotiate and enter into additional management or service agreements with Marriott with respect to certain of our other Opry and Attractions businesses, including the General Jackson and the Wildhorse Saloon. Any future management or service agreements we enter into will be fully negotiated and made pursuant to reasonable and customary industry terms and conditions.

The Grand Ole Opry. The Grand Ole Opry, which celebrated its 86th anniversary in 2011, is one of the most widely known platforms for country music in the world. The Opry features a live country music show with performances every Friday and Saturday night, as well as additional weekly performances on a seasonal basis. The Opry House, home of the Grand Ole Opry, seats approximately 4,400 and is located in the Gaylord Opryland complex. The Grand Ole Opry moved to the Opry House in 1974 from its most famous home in the Ryman Auditorium in downtown Nashville. Each week, the Grand Ole Opry is broadcast live to millions of country lifestyle consumers on radio via WSM-AM and Sirius/XM Radio and streamed on the Internet. Select performances of the Grand Ole Opry are also broadcast on television via the Great American Country network. The show has been broadcast since 1925 on WSM-AM, making it the longest running live radio program in the United States. In addition to performances by its members, the Grand Ole Opry presents performances by many other country music artists.

Ryman Auditorium. The Ryman Auditorium, which was built in 1892 and seats approximately 2,300, is designated as a National Historic Landmark. The former home of the Grand Ole Opry, the Ryman Auditorium was renovated and re-opened in 1994 for concerts and musical productions. The Grand Ole Opry returns to the Ryman Auditorium periodically, most recently from November 2011 to January 2012. The Ryman Auditorium has been nominated for “Theatre of the Year” by Pollstar Concert Industry Awards from 2003 to 2011, winning the award in 2003, 2004, 2010 and 2011, and was named the Venue of the Year by the Academy of Country Music in 2009 and 2011.

The General Jackson Showboat. We operate the General Jackson Showboat, a 300-foot, four-deck paddle wheel showboat, on the Cumberland River, which flows past the Gaylord Opryland complex in Nashville. Its Victorian Theatre can seat 600 people for banquets and 1,000 people for theater-style presentations. The showboat stages Broadway-style shows and other theatrical productions. The General Jackson is one of many sources of entertainment available to conventions held at Gaylord Opryland. During the day, it operates cruises, primarily serving tourists visiting the Gaylord Opryland complex and the Nashville area.

Gaylord Springs Golf Links. Home to a Senior PGA Tour event from 1994 to 2003 and minutes from Gaylord Opryland, the Gaylord Springs Golf Links was designed by former U.S. Open and PGA Champion Larry Nelson. The 40,000 square-foot antebellum-style clubhouse offers meeting space for up to 500 guests.

The Wildhorse Saloon. Since 1994, we have owned and operated the Wildhorse Saloon, a country music performance venue on historic Second Avenue in downtown Nashville. The three-story facility includes a dance floor of approximately 2,000 square feet, as well as a restaurant and banquet facility that can accommodate up to 2,000 guests.

WSM-AM. WSM-AM commenced broadcasting in 1925. The involvement of Gaylord’s predecessors with country music dates back to the creation of the radio program that became The Grand Ole Opry, which has been broadcast live on WSM-AM since 1925. WSM-AM is broadcast from the Gaylord Opryland complex in Nashville and has a country music format. WSM-AM is one of the nation’s

“clear channel” stations, meaning that no other station in a 750-mile radius uses the same frequency for night time broadcasts. As a result, the station’s signal, transmitted by a 50,000 watt transmitter, can be heard at night in much of the United States and parts of Canada.

Corporate and Other

Corporate and Other currently includes operating and selling, general and administrative expenses related to the overall management of Gaylord which are not allocated to the other reportable segments, including costs for Gaylord’s retirement plans, equity-based compensation plans, information technology, human resources, accounting, and other administrative expenses, and formerly included our ownership interests in certain investments described below under the section entitled “Selected Financial Data—Historical Consolidated Financial Data” beginning on page 99. Following the consummation of the Marriott sale transaction, we anticipate that our corporate overhead expenses will be reduced.

Employees

As of December 31, 2011, we had approximately 6,680 full-time and 3,683 part-time and temporary employees. Of these, approximately 6,057 full-time and 3,143 part-time employees were employed in Hospitality; approximately 298 full-time and 538 part-time employees were employed in Opry and Attractions; and approximately 325 full-time and 2 part-time employees were employed in Corporate and Other. We believe our relations with our employees are good.

As of December 31, 2011, approximately 1,400 employees at Gaylord National were represented by labor unions and are working pursuant to the terms of the collective bargaining agreements which have been negotiated with the four unions representing these employees.

Upon consummating the Marriott sale transaction, we will transfer to Marriott approximately [                ] employees who currently work at our Gaylord Hotels properties. In connection with completing the REIT conversion, we expect to retain substantially all our employees employed in our Opry and Attractions segment. In addition, in connection with the REIT conversion, it is anticipated that there will be a reorganization within, and a reduction in the number of members of, Gaylord’s current executive management team and the other employees currently within the Corporate and Other segment. Although the specific actions to be taken in connection with this reorganization have not yet been finally determined, we anticipate that these actions will reflect the fact that Granite will no longer operate or manage our hotel properties following our conversion to a REIT and will result in Granite having a more streamlined corporate overhead and executive management structure.

Competition

Hospitality

Our hotel properties compete with numerous other hotels throughout the United States and abroad, particularly the approximately 100 convention hotels that, on average, have over 1,000 rooms and a significant amount of meeting and exhibit space. Many of these hotels are operated by companies with greater financial, marketing and human resources than us. We believe that competition among convention hotels is based on, among other things: (i) the hotel’s reputation, (ii) the quality of the hotel’s facility, (iii) the quality and scope of a hotel’s meeting and convention facilities and services, (iv) the desirability of a hotel’s location, (v) travel distance to a hotel for meeting attendees, (vi) a hotel facility’s accessibility to a recognized airport, (vii) the amount of entertainment and recreational options available in and in the vicinity of the hotel, (viii) service levels at the hotel, and (ix) price. Our hotels also compete against municipal convention centers. These include the largest convention centers (e.g., Orlando, Chicago and Atlanta), as well as, for Gaylord Opryland, mid-size convention centers (between 100,000 and 500,000 square feet of meeting space located in second-tier cities).

The hotel business is management and marketing intensive. Our hotel properties compete with other hotels throughout the United States for high quality management and marketing personnel. We believe that Marriott’s international brand, marketing scale and ability to manage group business will improve our competitive position in hotel management and marketing. However, there can be no assurance that Marriott will be able to attract and retain employees with the requisite managerial and marketing skills.

Additionally, following the consummation of the sale transaction with Marriott and the REIT conversion, we will compete for investment opportunities in the hospitality industry, particularly the group-oriented meetings sector of the hospitality industry, with entities that may have substantially greater financial and other resources than we have. These entities generally may be able to accept more risk than we can prudently manage. Our focus on the large group meetings sector of the hospitality industry and the competition in this sector may generally limit the number of hotel properties that we are able to acquire. This competition may also increase the bargaining power of property owners seeking to sell to us, making it more difficult for us to acquire new properties on attractive terms.

Opry and Attractions

The Grand Ole Opry and our other attractions businesses compete with all other forms of entertainment and recreational activities. The success of the Opry and Attractions group is dependent upon certain factors beyond our control, including economic conditions, the amount of available leisure time, transportation costs, public taste and weather conditions. Our radio station competes with numerous other types of entertainment businesses, and success is often dependent on taste and fashion, which may fluctuate from time to time.

Seasonality

Portions of our business are seasonal in nature. The group convention business at our Gaylord Hotels properties is subject to reduced levels of demand during the year-end holiday periods.

Regulation and Legislation

Hospitality

Our hotel properties are subject to certain federal, state, and local governmental laws and regulations including, without limitation, labor regulations, health and safety laws and environmental regulations applicable to hotel and restaurant operations. The hotels are also subject to the requirements of the ADA and similar state laws, as well as regulations pursuant thereto. We believe that we are in substantial compliance with such regulations. In addition, the sale of alcoholic beverages by a hotel requires a license and is subject to regulation by the applicable state and local authorities. The agencies involved have the power to limit, condition, suspend or revoke any such license, and any disciplinary action or revocation could have an adverse effect upon the results of operations of our Hospitality segment. Following consummation of the Marriott sale transaction, we will no longer be in control of many of these activities at our Gaylord Hotels properties, and we will rely on Marriott to comply with all such federal, state and local governmental laws and regulations with respect to such properties. After we engage a third-party hotel manager to operate and manage the Radisson Hotel at Opryland, we will rely on such third-party hotel manager to comply with such laws and regulations with respect to the Radisson Hotel at Opryland.

Opry and Attractions

WSM-AM is subject to regulation under the Communications Act of 1934, as amended. Under the Communications Act, the Federal Communications Commission, or FCC, among other things, assigns frequency bands for broadcasting; determines the frequencies, location, and signal strength of stations; issues, renews, revokes, and modifies station licenses; regulates equipment used by stations; and adopts and implements regulations and policies that directly or indirectly affect the ownership, operation, and other practices of broadcasting stations. Licenses issued for radio stations have terms of eight years. Radio broadcast licenses are renewable upon application to the FCC and in the past have been renewed except in rare cases. Competing applications will not be accepted at the time of license renewal, and will not be entertained at all unless the FCC first concludes that renewal of the license would not serve the public interest. A station will be entitled to renewal in the absence of serious violations of the Communications Act or FCC regulations or other violations which constitute a pattern of abuse. WMS-AM’s current radio station license will expire in August 2012; however, we are not aware of any reason why WSM-AM’s radio station license should not be renewed.

In addition, our Nashville area attractions are also subject to the requirements of the ADA and similar state laws, as well as the laws and regulatory activities associated with the sale of alcoholic beverages described above.

Properties

Corporate and Other

We own our executive offices and headquarters located at One Gaylord Drive, Nashville, Tennessee, which consists of a five-story office building comprising approximately 80,000 square feet. We also own our shared services center located within the Gaylord Opryland complex, which contains approximately 84,000 square feet of space. We believe that these facilities and the facilities described below, which are utilized for each of our business segments, are adequately covered by the insurance we carry and are generally well maintained.

Hospitality

We own our Gaylord Opryland complex in Nashville, Tennessee, which includes the site of Gaylord Opryland (approximately 172 acres). We also own the 6.5 acre site of the Radisson Hotel at Opryland, which is located near the Gaylord Opryland complex. We have leased a 65 acre tract in Osceola County, Florida, on which the Gaylord Palms is located, pursuant to a 75 year ground lease with a 24 year renewal option. We acquired approximately 85 acres in Grapevine, Texas, through ownership (approximately 75 acres) and ground lease (approximately 10 acres), on which the Gaylord Texan is located. We also own an additional 25 acres of property adjacent to the Gaylord Texan. We own approximately 42 acres on the Potomac River in Prince George’s County, Maryland, on which the Gaylord National is located. All existing hotel properties secure our $925 million credit facility, as described in the section entitled “Management’s Discussion & Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” beginning on page 130. After the REIT conversion, each of our hotel properties will be leased back to our TRSs.

Opry and Attractions Group

We own the General Jackson Showboat’s docking facility and the Opry House, both of which are located within the Gaylord Opryland complex. We also own the Gaylord Springs Golf Links, an 18-hole golf course situated on over 200 acres, which is located near the Gaylord Opryland complex. In downtown Nashville, we own the Ryman Auditorium and the Wildhorse Saloon dance hall and production facility. We own WSM Radio’s offices and studios, which are also located within the Gaylord Opryland complex.

Legal Proceedings

We and various of our subsidiaries are involved in lawsuits incidental to the ordinary course of our businesses, such as personal injury actions by guests and employees and complaints alleging employee discrimination. We maintain various insurance policies, including general liability and property damage insurance, as well as workers’ compensation, business interruption, and other policies, which we believe provide adequate coverage for the risks associated with our range of operations. We believe that we are adequately insured against these claims by our existing insurance policies and that the outcome of any pending claims or proceedings will not have a material adverse effect on our financial position or results of operations.

We may have potential liability under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, referred to as CERCLA or Superfund, for response costs at two Superfund sites. The liability relates to properties formerly owned by our predecessor. In 1991, Oklahoma Publishing Company, or OPUBCO, assumed these liabilities and agreed to indemnify us for any losses, damages, or other liabilities incurred by it in connection with these matters. We believe that OPUBCO’s indemnification will fully cover our Superfund liabilities, if any, and that, based on our current estimates of these liabilities, OPUBCO has sufficient financial resources to fulfill its indemnification obligations.

INVESTMENT POLICIES AND POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of our anticipated policies with respect to investments and certain other activities, including financial matters and conflicts of interest. Upon completion of the merger and the REIT conversion, these policies will be determined and periodically thereafter amended by our board of directors without notice to, or a vote of, our stockholders, except that changes in certain policies with respect to conflicts of interest must be consistent with legal and contractual requirements. Any change to any of these policies by our board of directors, however, would be made only after thorough review and analysis of the change in light of then-existing business and other circumstances, and then only if, in the exercise of the board of directors’ business judgment, our board of directors believes that it is advisable to do so and in our stockholders’ best interests. We cannot assure you that our investment objectives will be attained.

Investments in Real Estate or Interests in Real Estate

Following the completion of the REIT conversion, we will invest principally in hotels. Our senior executive officers will identify and negotiate acquisition opportunities, subject to approval by our board of directors. We will conduct substantially all of our investment activities through our Operating Partnership and its subsidiaries. Our primary investment objectives are to enhance stockholder value over time by generating strong returns on invested capital, consistently paying attractive distributions to our stockholders and achieving long-term appreciation in the value of our hotel properties.

There are no limitations on the amount or percentage of our total assets that may be invested in any one hotel property. Additionally, no limits have been set on the concentration of investments in any one location or property type.

Additional criteria with respect to investments in hotel properties is described in the section entitled “Our Business—Strategy” beginning on page 72.

Investments in Mortgages, Structured Financings and other Lending Policies

We do not currently intend to invest in loans secured by properties or make loans to persons. However, we do not have a policy limiting our ability to invest in loans secured by other properties or to make loans to other persons. We may make loans to joint ventures in which we may participate in the future. However, we do not intend to engage in significant lending activities.

Investments in Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and other Issuers

Generally speaking, we do not expect to engage in any significant investment activities with other entities, although we may consider joint venture investments with other investors. We may also invest in the securities of other issuers in connection with acquisitions of indirect interests in properties (normally general or limited partnership interests in special purpose partnerships owning properties). We may in the future acquire some, all or substantially all of the securities or assets of other REITs or similar entities where that investment would be consistent with our investment policies and the REIT qualification requirements. There are no limitations on the amount or percentage of our total assets that may be invested in any one issuer, other than those imposed by the gross income and asset tests that we must satisfy to qualify as a REIT. However, we do not anticipate investing in other issuers of securities for the purpose of exercising control or acquiring any investments primarily for sale in the ordinary course of business or holding any investments with a view to making short-term profits from their sale. In any event, we do not intend that our investments in securities will cause us or any of our subsidiaries to fall within the definition of an “investment company” under the Investment Company Act of 1940, as amended, and we intend to divest securities before any registration under that act would be required.

We do not intend to engage in trading, underwriting, agency distribution or sales of securities of other issuers.

Disposition Policy

Although we have no current plans to dispose of any of our hotel properties, we may consider doing so, subject to REIT qualification and prohibited transaction rules under the Code, if our management determines that a sale of a property would be in our interests based on the price being offered for the hotel, the operating performance of the hotel, the tax consequences of the sale and other factors and circumstances surrounding the proposed sale. See the section entitled “Risk Factors—Risks Related to Our Business and Properties” beginning on page 35.

Financing Policies

We expect our primary source of debt funding will be our credit facility and debt capital markets. Our board of directors has not established a limitation on the debt that we may incur.

Prior to consummating the Marriott sale transaction, we must obtain waivers and consents of the required lenders pursuant to our $925 million senior secured credit facility to amend the facility to accommodate the Marriott sale transaction, the merger, and the REIT conversion. We anticipate that such amendment, among other things, will (i) permit dividends to the extent permitted by the indenture for our 6.75% senior notes, and, if such indenture is terminated, to the extent necessary for us to maintain REIT status, (ii) allow our TRS lessees to lease our hotel properties, and (iii) update the facility generally to permit us to restructure and operate our business as described in the section entitled “Restructuring Transactions in Connection with the REIT Conversion” beginning on page 66. Although we believe that we will be able to obtain such waivers and consents, we cannot assure you that the required lenders will agree to the amendment of our $925 million senior secured credit facility in a timely manner, or at all.

The level of our indebtedness is restricted by the terms of our current credit facility and the indenture for our 6.75% senior notes.

Under the credit facility, we must maintain (i) a consolidated funded indebtedness to total asset value ratio as of the end of each calendar quarter of not more than 65%, (ii) a consolidated tangible net worth of not less than $850.0 million plus 75% of the proceeds received by us in connection with any equity issuance, (iii) a consolidated fixed charge coverage ratio of not less than 1.75 to 1.00, and (iv) an implied debt service coverage ratio (the ratio of adjusted net operating income to monthly principal and interest that would be required if the outstanding balance were amortized over 25 years at an assumed fixed rate) of not less than 1.60 to 1.00.

Under the indenture for our 6.75% senior notes, we may incur indebtedness only if either (i) the fixed charge coverage ratio for our most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional indebtedness is incurred is at least 2.00 to 1.00, determined on a pro forma basis (including a pro forma application of the net proceeds of the debt) as if the additional indebtedness had been incurred at the beginning of such four-quarter period, or (ii) such indebtedness fits within any of the categories of “permitted debt” set forth in the indenture.

We anticipate that any amendments to our $925 million senior secured credit facility and any future debt that we issue will limit our levels of indebtedness.

In addition, our level of indebtedness secured by our Gaylord Hotels properties or our ownership interest in entities that own such properties will be limited by the terms of the applicable hotel management agreement and pooling agreement with Marriott. For additional information regarding these debt limitations, see the section entitled “Our Business—Our Relationship with Marriott—Management Agreement and Pooling Agreement with Marriott” beginning on page 78.

In the future, we will consider a number of factors when evaluating our level of indebtedness and making financial decisions, including, among others, the following:

•	the interest rate of the proposed financing;

•	the extent to which the financing impacts our ability to asset manage our properties;

•	prepayment penalties and restrictions on refinancing;

•	our long-term objectives with respect to the financing;

•	our target investment returns;

•	the ability of particular properties, and our company as a whole, to generate cash flow sufficient to cover expected debt service payments;

•	our overall level of indebtedness;

•	timing of debt maturities;

•	provisions that require recourse and cross-collateralization;

•	corporate credit ratios, including debt service coverage, debt to total market capitalization and debt to undepreciated assets; and

•	the overall ratio of fixed- and variable-rate debt.

Equity Capital Policies

Subject to applicable law and the requirements for listed companies on the NYSE, our board of directors will have the authority, without further approval of our stockholders, to issue additional authorized shares of common stock and preferred stock or otherwise raise capital, including through the issuance of senior securities, in any manner and on the terms and for the consideration it deems appropriate, including in exchange for property. Existing stockholders will have no preemptive right to additional shares issued in any offering, and any offering might cause a dilution to the interests of our existing stockholders. We may in the future issue common shares in connection with acquisitions. In connection with acquisitions of property, we also may issue limited partnership interests in our Operating Partnership, which we anticipate would be convertible on a one-for-one basis into shares of our common stock.

Our board of directors may authorize the issuance of shares of preferred stock with terms and conditions that could have the effect of delaying, deterring or preventing a transaction or a change in control that might involve a premium price for its holders of common stock or otherwise might be in their best interests. Additionally, shares of preferred stock could have distribution, voting, liquidation and other rights and preferences that are senior to those of our common stock.

We may, under certain circumstances, purchase common or preferred shares in the open market or in private transactions with our stockholders if such purchases are approved by our board of directors.

In the future, we may institute a dividend reinvestment plan which would allow our stockholders to acquire additional common shares by automatically reinvesting their cash dividends. Shares would be acquired pursuant to the plan at a price equal to the then prevailing market price, without payment of brokerage commissions or service charges. Stockholders who do not participate in such a plan would continue to receive cash distributions as declared.

Reporting Policies

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended. Pursuant to these requirements, we are required to file periodic reports, proxy statements and other information, including annual audited financial statements, with the SEC, and will in the future furnish to our stockholders annual reports containing consolidated financial statements audited by our independent certified public accountants.

Other Activities

At all times, we intend to operate and to invest so as to comply with the Code requirements related to REIT qualification unless, due to changing circumstances or changes to the Code or in Treasury regulations, the board of directors determines that it is no longer in the best interests of us and our stockholders to qualify as a REIT.

PRO FORMA FINANCIAL INFORMATION

The following tables present selected financial data from our audited consolidated statement of operations for the year ended December 31, 2011 and our unaudited condensed consolidated statement of operations for the three months ended March 31, 2012, as well as our unaudited condensed consolidated balance sheet as of March 31, 2012. The following unaudited pro forma financial data gives effect to our sale of the Gaylord Hotels brand and the management rights of our four major hotels, as well as the REIT conversion. The unaudited pro forma balance sheet is presented as if these transactions had occurred on March 31, 2012. The unaudited pro forma statements of operations present the effects of these transactions as though each had occurred on January 1, 2011, but calculated as each is expected to occur based on actual data as of March 31, 2012. The unaudited pro forma consolidated financial data is based on the estimates and assumptions set forth in the notes to such statements, which are preliminary and have been made solely for the purposes of developing such pro forma information. We believe these pro forma adjustments are reasonable; however, actual results may materially and adversely differ from the pro forma information. The unaudited pro forma consolidated financial data is not necessarily indicative of the financial position or operating results that would have been achieved had the transactions been completed as of the dates indicated, nor are they necessarily indicative of future financial position or operating results. This information should be read in conjunction with the historical financial statements and related notes included in, or incorporated by reference into, this proxy statement/prospectus.

The unaudited pro forma condensed consolidated statement of operations and condensed consolidated balance sheet do not reflect the following:

•

One-time costs related to the REIT conversion and Marriott sale transaction currently estimated to be $55 million, including approximately $10 million in investment banking fees, $6 million in legal fees, $4 million in consulting fees, $19 million in severance and retention costs, and $16 million in conversion costs;

•

Anticipated federal income taxes associated with the receipt of the purchase price in the Marriott sale transaction and other transactions related to the REIT conversion net of remaining net operating losses, of approximately $43 million to $53 million; or

•	Anticipated annualized costs synergies, net of management fees, of approximately $33 million to $40 million.

The pro forma financial results assume that 100% of taxable income has been distributed and that all relevant REIT qualifying tests, as dictated by the Code and IRS rules and interpretations, were met for the entire year.

For accounting purposes, the merger of Gaylord with and into Granite will be treated as a transfer of assets and exchange of shares between entities under common control. The accounting basis used to initially record the assets and liabilities in Granite will be the carryover basis of Gaylord. The stockholders’ equity of Granite will be that carried over from Gaylord.

Gaylord Entertainment Company and Subsidiaries

Pro Forma Condensed Consolidated Statement of Operations

(Unaudited)

For the Year Ended December 31, 2011

(Amounts in thousands, except per share data)

	Actual	Sale of Gaylord Hotels Brand and Management Rights		REIT Conversion		Pro Forma

Revenues	$952,144					$952,144
Operating expenses:
Operating costs	566,390					566,390
Selling, general and administrative	179,301					179,301
Management fees		$14,658	(b)(c)			14,658
Casualty loss	1,225					1,225
Preopening costs	408					408
Depreciation and amortization	125,289					125,289

Operating income	79,531	(14,658)		$—		64,873

Interest expense, net of amounts capitalized	(74,673)					(74,673)
Interest income	12,460					12,460
Income from unconsolidated companies	1,086					1,086
Other gains and (losses)	(916)					(916)

Income before income taxes and discontinued operations	17,488	(14,658)		—		2,830
(Provision for) Benefit from income taxes	(7,420)			9,732	(d)	2,312

Income from continuing operations	$10,068	$(14,658)		$9,732		$5,142

Income per share from continuing operations:
Basic	$0.21					$0.09

Diluted	$0.20					$0.08

Weighted average shares outstanding:
Basic	48,351			11,428	(a)	59,779
Diluted	49,783			11,428	(a)	61,211

See accompanying notes to unaudited condensed consolidated pro forma financial statements

Gaylord Entertainment Company and Subsidiaries

Pro Forma Condensed Consolidated Statement of Operations

(Unaudited)

For the Three Months Ended March 31, 2012

(Amounts in thousands, except per share data)

	Actual	Sale of Gaylord Hotels Brand and Management Rights		REIT Conversion		Pro Forma

Revenues	$238,915					$238,915
Operating expenses:
Operating costs	134,983					134,983
Selling, general and administrative	49,309					49,309
Management fees	—	$4,704	(b)(c)			4,704
Casualty loss	174					174
Preopening costs	331					331
Depreciation and amortization:	32,434					32,434

Operating income	21,684	(4,704)		$—		16,980

Interest expense, net of amounts capitalized	(14,362)					(14,362)
Interest income	3,154					3,154

Income before income taxes and discontinued operations	10,476	(4,704)		$—		5,772
(Provision for) Benefit from income taxes	(4,469)			5,818	(d)	1,349

Income from continuing operations	$6,007	$(4,704)		$5,818		$7,121

Income per share from continuing operations:
Basic	$0.12					$0.12
Diluted	$0.12					$0.12

Weighted average shares outstanding:
Basic	48,715			11,428	(a)	60,143
Diluted	50,137			11,428	(a)	61,565

See accompanying notes to unaudited condensed consolidated pro forma financial statements

Gaylord Entertainment Company and Subsidiaries

Pro Forma Condensed Consolidated Balance Sheet

(Unaudited)

As of March 31, 2012

(Amounts in thousands, except per share data)

	Actual	Sale of Gaylord Hotels Brand and Management Rights		REIT Conversion		Pro Forma
ASSETS:
Current assets:

Cash and cash equivalents - unrestricted	$19,862	$210,000	(b)	$(68,100	)(a)	$161,762
Cash and cash equivalents - restricted	1,150					1,150
Trade receivables, less allowance of $647	62,975					62,975
Deferred income taxes	6,444			(3,490	)(e)	2,954
Other current assets	40,901					40,901

Total current assets	131,332	210,000		$(71,590)		269,742

Property and equipment, net of accumulated depreciation	2,205,661					2,205,661
Notes receivable net of current portion	143,849					143,849
Long-term deferred financing costs	14,758					14,758
Other long-term assets	52,693					52,693
Long-term assets of discontinued operations	376					376

Total assets	$2,548,669	$210,000		$(71,590)		$2,687,079

LIABILITIES AND STOCKHOLDERS’ EQUITY:
Current liabilities:
Current portion of long-term debt and capital lease obligations	$763					$763
Accounts payable and accrued liabilities	153,244					153,244
Current liabilities of discontinued operations	165					165

Total current liabilities	154,172	—		—		154,172

Long-term debt and capital lease obligations, net of current portion	1,061,182					1,061,182
Deferred income taxes	110,345			$(51,412	)(e)	58,933
Deferred management rights proceeds	—	190,000	(b)			190,000
Other long-term liabilities	169,668					169,668
Long-term liabilities of discontinued operations	451					451
Commitments and contingencies
Stockholders equity:
Preferred stock, $.01 par value, 100,000 shares authorized, no shares issued or outstanding	—					—
Common stock, $.01 par value, 150,000 shares authorized, 48,902 shares issued and outstanding	489			88	(a)	577
Additional paid-in capital	931,213			272,312	(a)	1,203,525
Treasury stock of 385 shares, at cost	(4,599)					(4,599)
Retained earnings	161,805	20,000	(b)	(340,500 47,922	)(a) (e)	(110,773)

Accumulated other comprehensive loss	(36,057)					(36,057)

Total stockholders’ equity	1,052,851	20,000		(20,178)		1,052,673

Total liabilities and stockholders’ equity	$2,548,669	$210,000		$(71,590)		$2,687,079

See accompanying notes to unaudited condensed consolidated pro forma financial statements

Notes to Unaudited Condensed Consolidated Pro Forma Financial Statements

(a)	Special E&P Distribution

The pro forma adjustments reflect the estimated amount to be paid in the special E&P distribution. The special E&P distribution, which is currently projected to be paid in the fourth quarter of 2012, combined with the corresponding adjustment to the conversion price of our 3.75% convertible notes, is expected to eliminate our “pre-REIT earnings and profits” which is our “earnings and profits” or “E&P” attributable to our and our predecessors’ operations for taxable periods ending prior to January 1, 2013, the effective date of our REIT election. Based on an E&P study that we had performed in 2011 and 2012, this combined amount is currently estimated to be $432.5 million. The determination of our E&P is based on applicable tax principles and will not bear a correlation to book basis retained earnings, or the retained earnings shown in our March 31, 2012 balance sheet, because of differences that exist between tax and book income and expenses. Based on our estimates of E&P, and provided that we obtain a ruling from the IRS in the form anticipated, (i) we expect to distribute an estimated $340.5 million in the special E&P distribution and (ii) approximately $92 million will be deemed distributed to the holders of our convertible notes in connection with the adjustment to the conversion price of the convertible notes pursuant to the anti-dilution features of the notes.

The special E&P distribution will be comprised of cash or our common stock, at each shareholder’s election, subject to a cap on the total amount of cash of 20% of the amount of the special E&P distribution. Assuming that the 20% cap applies, the special E&P distribution is expected to consist of $68.1 million in cash and $272.4 million in shares of our common stock. The actual number of shares of our common stock distributed as the stock portion of the E&P distribution will be determined by dividing the dollar value of the stock portion by the average price of our common stock during a three-day period following the deadline for shareholder elections. We expect to receive a private letter ruling from the IRS that both the cash and stock components of the special E&P distribution will be treated as a taxable distribution, provided that the cap on cash will be no less than 20% of the amount of the special E&P distribution, in accordance with IRS practice.

The effect of the stock portion of the special E&P distribution has been reflected as a decrease in retained earnings and an increase to common stock and additional paid-in capital. The assumed number of new shares issued is added to the weighted average number of shares outstanding for the periods reported. For purposes of the pro forma adjustment to weighted average shares outstanding, an assumed ex-dividend trading price of $23.84 was used (based on our trading price of $30.80 as of March 31, 2012 and an estimated per-share dividend amount of $6.96). The impact to diluted weighted average shares outstanding is immaterial.

(b)	Deferred Management Rights Proceeds and Gain on Sale of Intellectual Property

We will receive $210 million from Marriott upon the closing of the Marriott sale transaction in exchange for rights to manage our Gaylord Hotels properties, which we refer to as the Management Rights, and certain intellectual property, which we refer to as the IP Rights. Based on our initial estimates for purposes of this pro forma financial information, we have preliminarily allocated $190 million of the purchase price to the Management Rights and $20 million to the IP Rights, which allocation was based on our estimates of the fair values for the respective components. We estimated the fair value of each component by constructing two distinct discounted cash flow models.

For the Management Rights, our discounted cash flow model utilizes estimates of the base and incentive management fees that we would pay to Marriott over the term of the hotel management agreements, assuming a high likelihood that automatic renewals would be triggered. We based the after-tax management fee estimates on comprehensive projections of revenues and profits for our four existing Gaylord Hotels for the next four years with growth rates gradually scaling down to an inflation-level assumption for the years thereafter. In selecting the discount rate, we relied on market-based estimates of capital costs and discount rate premiums that reflect management’s assessment of a market participant’s view of risks associated with the projected cash flows.

For the IP Rights, our discounted cash flow model reflects the application of a common variation referred to as the relief from royalty approach. Under this approach, fair value is estimated as the present value of future savings that would likely result due to the ownership of an asset as opposed to paying rent or royalties for its use. Key input assumptions to this model included projecting revenues for a hypothetical portfolio of new Gaylord-branded hotels that might gradually be developed in future years and deriving a market-based royalty rate to apply for the hypothetical future use of the brand on these new properties. For the revenue forecast, we relied upon our current development plans and our historical track record of large resort development, as tempered by current market conditions in the hospitality sector. Regarding the selected royalty rate, we relied upon our review of typical arm’s length franchise and brand licensing agreement structures, third party data bases, published studies and other qualitative factors. The selected royalty rate was applied to the estimated revenues from future Gaylord–branded facilities to derive projected royalty expenses avoided. These annual cash flow savings amounts were tax-affected then discounted at a rate derived from market-based estimates of capital costs and discount rates adjusted for management’s assessment of a market participant’s view of risks associated with the projected cash flows.

                The amount related to the Management Rights will be deferred and amortized on a straight line basis over the 65 year term of the four hotel management agreements, including extensions, as a reduction in management fee expense for financial accounting purposes. The amount related to the IP Rights will be recognized into income as other gains and losses as of the closing of the transaction and has not been reflected in our unaudited pro forma condensed consolidated statements of operations.

(c)	Management Agreement

We will owe Marriott an annual management fee of 2% of revenue to operate and manage our Gaylord Hotels properties, as well as an incentive fee in accordance with the pooling agreement if certain income levels are met.

For the 2011 period, the base management fee was calculated as 2% of our Gaylord Hotels properties revenue (2% x $879,062,000), or approximately $17,581,000. No incentive fee would have been earned. The base management fee amount was reduced by the amortization of the deferred management rights proceeds discussed in footnote (b) above, or approximately $2,923,000.

                For the 2012 period, the base management fee was calculated as 2% of our Gaylord Hotels properties revenue (2% x $223,887,000), or approximately $4,478,000. Based on income levels during the 2012 period (as defined in the hotel management agreements), approximately $957,000 would have been earned under the incentive fee. The base management fee amount was reduced by the amortization of the deferred management rights proceeds discussed in footnote (b) above, or approximately $731,000.

(d)	Income Taxes

As a result of the assumed REIT election (for pro forma purposes) effective as of January 1, 2011, income taxes would no longer be payable on certain of our activities due to the deduction for dividends paid for which REITs are eligible. The following table details the pretax income items considered to be part of the non-taxable REIT and hence were assumed not to give rise to tax liability or benefit as well as the pretax income items considered to be part of the TRS:

Gaylord Entertainment Company and Subsidiaries

Pro Forma Pre-Tax Book Income Reconciliation

(Unaudited)

For the Year Ended December 31, 2011 & For the Three Months Ended March 31, 2012

(Amounts in thousands)

	For the Year Ended December 31, 2011	For the Three Months Ended March 31, 2012
REIT Pre-Tax Book Income Reconciliation

Operating income from tenant leases	142,050	41,753
General and administrative costs	(34,040)	(8,750)
Interest costs	(66,159)	(12,367)
Allocated corporate administrative costs	(29,324)	(10,050)

REIT pre-tax book income (loss)	12,527	10,586

TRS Pre-Tax Book Income Reconciliation

Net operating income from TRS lessees	8,436	1,999
Operating income from non-REIT activities before general, administrative, and allocated corporate administrative costs	20,418	3,809
General, administrative, and allocated corporate administrative costs	(30,115)	(8,624)
Allocated interest costs	(8,436)	(1,998)

TRS pre-tax book income (loss)	(9,697)	(4,814)

Total pre-tax book Income (loss)	2,830	5,772

We allocate corporate costs of services provided directly to the operating units based on the benefits to be received by those operating units.

The following table is a reconciliation of the adjustment to income tax expense. For the income items considered to be part of the TRS, an average tax rate of 39.23% has been assumed.

Gaylord Entertainment Company and Subsidiaries

Pro Forma Provision for Income Taxes Adjustment

(Unaudited)

For the Year Ended December 31, 2011 & For the Three Months Ended March 31, 2012

(Amounts in thousands)

	For the Year Ended December 31, 2011	For the Three Months Ended March 31, 2012
TAX IMPACT OF ADJUSTMENT:
Change in pre-tax income at 35%	(5,130)	(1,646)
Non-taxable REIT income at 35%	(4,385)	(3,705)
Permanent items	(203)	(418)
Tax credits	1,330	155
Valuation allowance	347	75
State taxes	(1,691)	(279)

Provision of income taxes adjustment	(9,732)	(5,818)

State income taxes were calculated using an estimated state rate based on the apportionment and effective state rates for the states in which the company currently operates.

(e)	Deferred Income Taxes

The REIT conversion would create a one-time reversal through our statement of operations of deferred tax assets and liabilities for assets and liabilities no longer subject to income taxes at the REIT level. The pro forma results include the reversal of current deferred tax assets of approximately $3.5 million and noncurrent deferred tax liabilities of approximately $51.4 million. The actual reversal upon REIT election may vary depending on the assets within the TRS at the time of the actual REIT conversion, however, we do not expect any change to be material. This reversal has not been reflected in our unaudited pro forma condensed consolidated statement of operations. Additionally, this reversal has no effect on the calculation of the special E&P distribution noted in footnote (a) above, as this is a book entry and the special E&P distribution is calculated based on a tax basis. The following table is a list of the deferred tax assets and liabilities being reversed as a result of the REIT election.

Gaylord Entertainment Company and Subsidiaries

Pro Forma Reversal of Deferred Tax Balances Summary

(Unaudited)

As of March 31, 2012

(Amounts in thousands)

DEFERRED TAX ASSETS & LIABILITIES:	Dr./(Cr.)
Accounting Reserves & Accruals	(493)
Tax Credits & Other Carryforwards	(2,295)
Defined Benefit Plan	—
Investments in Stock and Derivatives	(539)
Goodwill & Other Intangibles	558
Other Deferred Tax Liabilities	11,239
Net Operating Loss Carryforwards	(58,967)
Other Deferred Tax Assets	(246)
Property & Equipment	117,296
Investment in Partnerships	(3,321)
Rent Escalation	(26,692)
Valuation Allowance	11,382

Total	47,922

SELECTED FINANCIAL DATA

Historical Consolidated Financial Data

The following tables present a summary of historical consolidated financial data as of the dates and for the periods indicated for Gaylord, which, upon completion of the merger, will be deemed to be the predecessor of Granite for accounting purposes.

The selected statement of operations data presented below for the three months ended March 31, 2012 and 2011 have been derived from Gaylord’s unaudited consolidated financial statements and related notes thereto incorporated by reference into this proxy statement/prospectus. The selected financial income statement data presented below for the fiscal years ended December 31, 2011, 2010 and 2009 and the selected balance sheet data as of December 31, 2011 and 2010 have been derived from Gaylord’s audited consolidated financial statements and related notes thereto incorporated by reference into this proxy statement/prospectus. The income statement data presented below for the fiscal years ended December 31, 2008 and 2007 and the selected balance sheet data as of December 31, 2009, 2008 and 2007 have been derived from Gaylord’s audited consolidated financial statements and the notes thereto, which are not incorporated by reference into this proxy statement/prospectus. The information in the following table may not be comparable to the operation of Granite on a going-forward basis following completion of the merger and the REIT conversion and thus may not be indicative of Granite’s future performance.

The following information does not provide all of the information contained in Gaylord’s financial statements, including the related notes. It is important for you to read the following summary of selected financial data together with the section entitled “Management’s Discussion & Analysis of Financial Condition and Results of Operations” beginning on page 103 and with Gaylord’s consolidated financial statements and accompanying notes incorporated by reference into this proxy statement/prospectus.

	Years Ended December 31,					Unaudited Three Months Ended March 31,
(in thousands, except for per share amounts)	2011	2010	2009	2008	2007	2012	2011
Income Statement Data:
Revenues:
Hospitality	$886,634	$722,938	$814,154	$848,332	$669,743	226,048	209,342
Opry and Attractions	65,386	46,918	58,599	65,670	66,813	12,835	11,367
Corporate and Other	124	105	92	412	211	32	29

Total revenues	952,144	769,961	872,845	914,414	736,767	238,915	220,738

Operating expenses:
Operating costs	566,390	474,609	527,074	555,225	440,975	134,983	133,878
Selling, general and administrative	179,301	158,169	172,361	174,325	157,845	49,309	43,078
Casualty loss (1)	1,225	42,321	—	—	—	174	(1)
Preopening costs (2)	408	55,287	—	19,190	17,518	331	—
Impairment and other charges (3)	—	—	—	19,264	—	—	—
Depreciation and amortization:
Hospitality	109,521	91,117	101,444	97,229	65,369	28,536	25,275
Opry and Attractions	5,261	4,710	4,674	4,871	5,480	1,285	1,332
Corporate and Other	10,507	9,734	10,449	7,651	6,480	2,613	2,450

Total depreciation and amortization	125,289	105,561	116,567	109,751	77,329	32,434	29,057

Total operating expenses	872,613	835,947	816,002	877,755	693,667	217,231	206,012

Operating income (loss):
Hospitality	130,939	91,705	112,171	124,828	110,126	40,036	29,454
Opry and Attractions	8,760	1,237	5,050	4,834	6,518	793	(643)
Corporate and Other	(58,535)	(61,320)	(60,378)	(54,549)	(56,026)	(18,640)	(14,086)
Casualty loss (1)	(1,225)	(42,321)	—	—	—	(174)	1
Preopening costs (2)	(408)	(55,287)	—	(19,190)	(17,518)	(331)	—
Impairment and other charges (3)	—	—	—	(19,264)	—	—	—

Total operating income (loss)	79,531	(65,986)	56,843	36,659	43,100	21,684	14,726
Interest expense, net of amounts capitalized	(74,673)	(81,426)	(76,592)	(64,069)	(38,536)	(14,362)	(20,809)
Interest income	12,460	13,124	15,087	12,689	3,234	3,154	3,173
Unrealized gain on Viacom stock and CBS stock	—	—	—	—	6,358	—	—
Unrealized gain on derivatives, net	—	—	—	—	3,121	—	—
Income (loss) from unconsolidated companies	1,086	608	(5)	(746)	964	—	173
Net gain on extinguishment of debt (5)	—	1,299	18,677	19,862	—	—	—
Other gains and (losses) (6)	(916)	(535)	2,847	453	146,332	—	(191)

Income (loss) from continuing operations before income taxes	17,488	(132,916)	16,857	4,848	164,573	10,476	(2,928)
(Provision) benefit for income taxes	(7,420)	40,718	(9,743)	(1,016)	(62,845)	(4,469)	967

Income (loss) from continuing operations	10,068	(92,198)	7,114	3,832	101,728	6,007	(1,961)
Income (loss) from discontinued operations, net of taxes (4)	109	3,070	(7,137)	532	10,183	21	4

Net income (loss)	$10,177	$(89,128)	$(23)	$4,364	$111,911	6,028	(1,957)

Income (Loss) Per Share:
Income (loss) from continuing operations	$0.21	$(1.95)	$0.17	$0.09	$2.48	0.12	(0.04)
Income (loss) from discontinued operations, net of taxes	—	0.06	(0.17)	0.02	0.25	—	—

Net income (loss)	$0.21	$(1.89)	$(0.00)	$0.11	$2.73	0.12	(0.04)

Income (Loss) Per Share—Assuming Dilution:
Income (loss) from continuing operations	$0.20	$(1.95)	$0.17	$0.09	$2.41	0.12	(0.04)
Income (loss) from discontinued operations, net of taxes	—	0.06	(0.17)	0.02	0.24	—	—

Net income (loss)	$0.20	$(1.89)	$(0.00)	$0.11	$2.65	0.12	(0.04)

	As of December 31,					As of March 31,
	2011	2010	2009	2008	2007	2012
Balance Sheet Data:
Total assets	$2,563,400	$2,620,933	$2,661,023	$2,560,379	$2,348,504	$2,548,669
Total debt (7)	1,073,825	1,159,215	1,178,688	1,262,901	981,100	1,061,182
Total stockholders’ equity	1,045,535	1,029,752	1,078,684	903,219	941,492	1,052,851

(1)	Casualty loss for 2010 reflects $92.3 million in expenses related to the Nashville Flood, partially offset by $50.0 million in insurance proceeds, as described more fully in “Nashville Flood” and “Operating Results — Casualty Loss” in the section entitled “Management’s Discussion & Analysis of Financial Condition and Results of Operations”.
(2)	Preopening costs for 2010 are related to the Gaylord Opryland and Grand Ole Opry House, which were closed during portions of 2010 as a result of the Nashville Flood. Preopening costs for 2008 and 2007 are primarily related to the Gaylord National, which opened in April 2008.
(3)	In the second quarter of 2008, we recorded an impairment charge of $12.0 million related to the termination of our agreement to purchase the Westin La Cantera Resort, located in San Antonio, Texas. In the fourth quarter of 2008, we recorded an impairment charge of $4.7 million related to our decision to terminate our plans to develop a resort and convention hotel in Chula Vista, California. In the fourth quarter of 2008, we incurred a $2.5 million impairment charge to write off our investment in Waipouli Holdings, LLC.
(4)	We have presented the operating results of the following businesses as discontinued operations for all periods presented: Corporate Magic; ResortQuest; Word Entertainment; and Acuff-Rose Music Publishing.
(5)

During 2010, we repurchased $28.5 million in aggregate principal amount of our outstanding 6.75% senior notes for $27.0 million. After adjusting for deferred financing costs and other costs, we recorded a pre-tax gain of $1.3 million as a result of these repurchases. During the first three quarters of 2009, we repurchased $88.6 million in aggregate principal amount of our outstanding senior notes ($61.6 million of 8% senior notes and $27.0 million of 6.75% senior notes) for $62.5 million. After adjusting for deferred financing costs and other costs, we recorded a pre-tax gain of $24.7 million as a result of these repurchases. During the fourth quarter of 2009, we executed a cash tender offer and called for redemption all of the remaining outstanding 8% senior notes that were not repurchased through the tender offer. Pursuant to these transactions, during the fourth quarter of 2009, we accepted for purchase all of the $259.8 million aggregate principal amount outstanding 8% senior notes. After adjusting for deferred financing costs, the deferred gain on a terminated swap related to these notes, and other costs, we recorded a pre-tax loss of $6.0 million as a result of this repurchase. During December 2008, we repurchased $45.8 million in aggregate principal amount of our outstanding senior notes ($28.5 million of 8% senior notes and $17.3 million of 6.75% senior notes) for $25.4 million. After adjusting for deferred financing costs, we recorded a pre-tax gain of $19.9 million as a result of the repurchases.
(6)	On May 31, 2007, we completed the sale of all of our ownership interest in Bass Pro Group, LLC to Bass Pro Group, LLC for a purchase price of $222.0 million in cash and recognized a pre-tax gain of $140.3 million on the sale.
(7)	Related primarily to the construction of the Gaylord Palms, the Gaylord Texan and the Gaylord National.

Retrospectively Revised Financial Information for Adoption of a New Accounting Standard (Unaudited)

Effective January 1, 2012, we adopted the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Update (“ASU”) No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income, as amended by ASU 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. These updates revise the manner in which entities present comprehensive income in their consolidated financial statements. The following selected financial information revises historical information to illustrate the new presentation required by these pronouncements for the periods presented.

Gaylord Entertainment Company and Subsidiaries

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

(In thousands, except per share data)

	Years Ended December 31,
	2011	2010	2009

Net Income (loss)	$10,177	$(89,128)	$(23)

Other comprehensive income (loss), before tax:
Unrealized gain (loss) on natural gas swaps:
Unrealized losses arising during the period	(533)	(521)	(1,846)
Amount reclassified from accumulated OCI into income	759	295	3,227

	226	(226)	1,381
Unrealized gain on interest rate swaps:
Unrealized losses arising during the period	(447)	(6,720)	(9,569)
Amount reclassified from accumulated OCI into income	12,674	20,154	12,396

	12,227	13,434	2,827
Minimum pension liability:
Unrealized gains (losses) arising during the period	(26,938)	(6,998)	8,594
Amount reclassified from accumulated OCI into income	1,841	2,118	3,199

	(25,097)	(4,880)	11,793

Other comprehensive income (loss), before tax	(12,644)	8,328	16,001
Income tax (expense) benefit related to items of comprehensive income (loss)	4,702	(2,990)	(6,043)

Other comprehensive income (loss), net of tax	(7,942)	5,338	9,958

Comprehensive income (loss)	$2,235	$(83,790)	$9,935

MANAGEMENT’S DISCUSSION & ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Granite has not conducted any activities other than those incident to its formation, the execution of the merger agreement and the preparation of this proxy statement/prospectus. Following the completion of the merger, Granite will succeed to and continue the then existing business of Gaylord. However, after completing the REIT conversion, the operations and management of our hotel properties will be conducted by third-party hotel managers pursuant to management agreements. The information set forth below describes the historical results of Gaylord. Because of the impact of taxes, distributions and the change in our business focus following the consummation of the Marriott sale transaction and the completion of the merger and the REIT conversion, including the impact of our no longer operating or managing our hotel properties, our historical results of operations may not be comparable to the results of our operations following the consummation of such transactions and the REIT conversion. Information concerning significant financial effects of the REIT conversion is contained in the section entitled “Pro Forma Financial Information” beginning on page 93 of this proxy statement/prospectus. Such pro forma financial information reflects adjustments to our balance sheet and statements of operations for the periods presented as if Gaylord had operated as a REIT during such periods. The adjustments are not necessarily indicative of the financial condition or operating results that would have been achieved had the REIT conversion been completed as of the date of the financial statements, but illustrates the estimated effect.

The discussion and analysis of our financial condition and results of operations that follow are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ significantly from these estimates under different assumptions or conditions. This discussion should be read in conjunction with our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2011 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 and the accompanying notes thereto, and the information set forth in the section entitled “Critical Accounting Policies and Estimates.”

Overall Outlook

Our concentration in the hospitality industry, and in particular the large group meetings sector of the hospitality industry, exposes us to certain risks outside of our control. Recessionary conditions in the national economy have resulted in economic pressures on the hospitality industry generally, and on Gaylord’s operations and expansion plans. In portions of 2008 and the first half of 2009, we experienced declines in hotel occupancy, weakness in future bookings by our core large group customers, lower spending levels by groups and increased cancellation and attrition levels. We believe that corporate customers in particular delayed meetings and events and sought to minimize spending during these periods. However, in 2010, 2011, and thus far in 2012, the trend has reversed, and we have begun to see stabilization in our industry and specifically in our business. During these periods, we have seen increases in group travel as compared to recessionary levels, as well as growth in outside-the-room revenue, indicating that not only are our group customers traveling again, they are spending more on food and beverage and entertainment during their stay at our properties.

Group customers typically book rooms and meeting space with significant lead times, sometimes several years in advance of guest arrival. During an economic recovery, group pricing tends to lag transient pricing due to the significant lead times for group bookings. Group business booked in earlier periods at lower rates continues to roll off, and with improving group demand, is being replaced with bookings reflecting generally higher rates. As a result of the higher levels of group business, we have experienced an increase in occupancy in recent quarters as well as increases in rates and future bookings, although there can be no assurance that we can continue to achieve further improvements in occupancy and revenue levels. Our attrition and cancellation levels have also decreased compared to recessionary levels.

Agreement with Marriott

In May 2012, we entered into a purchase agreement with Marriott, pursuant to which, subject to the satisfaction or waiver of certain conditions, at the closing we will transfer the Gaylord Hotels brand and the rights to manage our Gaylord Hotel properties to Marriott for $210 million in cash. We expect the consummation of the Marriott sale transaction to occur promptly after our stockholders adopt the merger agreement. Upon consummation of the Marriott sale transaction, Marriott will begin to be responsible for the day-to-day management of our Gaylord Hotels properties pursuant to management agreements to be entered into upon the closing of the Marriott sale transaction, and we anticipate that this management transition will be complete by January 1, 2013, when we anticipate that our election to become a REIT will be effective. For a more detailed description of the purchase agreement see the section entitled “Our Business—Our Relationship with Marriott—Purchase Agreement with Marriott” beginning on page 78.

Upon the closing of the transactions under the purchase agreement, we will be party to four management agreements (one for each of the Gaylord Hotel properties) with Marriott. Marriott will be responsible for the day-to-day management of our hotel properties, including, but not limited to, implementing significant operating decisions, setting rates for rooms and meeting space, controlling revenue and expenditures, collecting accounts receivable, and recruiting, employing and supervising employees at our hotel properties. We will not have the authority to require Marriott to operate our hotel properties in a particular manner, although we will have consent and approval rights for certain matters under our hotel management agreements with Marriott, subject to the limitations described therein. For a more detailed description of the management agreement see the section entitled “Our Business—Our Relationship with Marriott—Management Agreement and Pooling Agreement with Marriott—Management Agreement” beginning on page 79.

The purchase agreement also calls for our Gaylord Hotels properties to enter into a pooling agreement. The pooling agreement provides for (i) the calculation of the Incentive Management Fees for the Gaylord Hotel properties on an aggregated basis; and (ii) the application of the limitations on secured debt on an aggregated basis. For a more detailed description of the pooling agreement see the section entitled “Our Business—Our Relationship with Marriott—Management Agreement and Pooling Agreement with Marriott—Pooling Agreement” beginning on page 83.

Impact of the Consummation of the Marriott Sale Transaction and the REIT Conversion

Following the consummation of the Marriott sale transaction and the REIT conversion, as a result of federal income tax laws that restrict REITs from operating and managing hotels, we will not operate or manage any of our hotel properties. We will lease or sublease our hotel properties to our TRSs, and our TRS lessees will engage third-party hotel managers pursuant to hotel management agreements. Marriott will manage our Gaylord Hotels properties and we will identify third-party hotel managers to operate and manage the Radisson Hotel at Opryland and any future hotels that we acquire in the future. Our third-party hotel managers will be responsible for the day-to-day management of our hotel properties, including, but not limited to, implementing significant operating decisions, setting rates for rooms and meeting space, controlling revenue and expenditures, collecting accounts receivable, and recruiting, employing and supervising employees at our hotel properties.

After we consummate the sale of the Gaylord Hotels brand and rights to manage our Gaylord Hotels properties to Marriott and complete the REIT conversion, acquisitions of other hotels, either alone or through joint ventures or alliances with one or more third-parties, will be part of our long-term growth strategy. We intend to pursue attractive investment opportunities that meet our acquisition parameters, specifically, group-oriented large hotels and overflow hotels with existing or potential leisure appeal. We are interested in highly accessible upper-upscale assets with over 400 hotel rooms in urban and resort group destination markets. We will also consider assets that possess or are located near convention centers that present a repositioning opportunity and/or would significantly benefit from capital investment in additional rooms or meeting space. Through acquisitions we plan to expand the geographic diversity of our existing asset portfolio.

Following the consummation of the Marriott transaction and the REIT conversion, we will no longer view the independent development of large scale resort and convention hotels as a part of our growth strategy. However, we may in the future participate in joint ventures or other minority investment opportunities with respect to hotel development.

Following the completion of the REIT conversion, we will own our Opry and Attractions businesses in TRSs which will conduct their business consistent with past practice, except that we expect to negotiate a management or service agreement with Marriott to manage Gaylord Springs Golf Links. Additionally, we may negotiate and enter into additional management or service agreements with Marriott with respect to certain of our other Opry and Attractions businesses, including the General Jackson and the Wildhorse Saloon.

In addition, in connection with the REIT conversion, it is anticipated that there will be a reorganization within, and a reduction in the number of members of, Gaylord’s current executive management team and the other employees currently within the Corporate and Other segment. In connection herewith, we anticipate that our corporate overhead expenses within Corporate and Other will be reduced.

We currently estimate that we will incur $55 million in one-time costs related to the REIT conversion and Marriott sale transaction. These costs would include approximately $10 million in investment banking fees, $6 million in legal fees, $4 million in consulting fees, $19 million in severance and retention costs, and $16 million in conversion costs. We also anticipate that we will incur federal income taxes associated with the receipt of the purchase price in the Marriott sale transaction and other transactions related to the REIT conversion, net of remaining net operating losses, of approximately $43 million to $53 million. In addition, we anticipate annualized costs synergies, net of management fees, of approximately $33 million to $40 million.

Nashville Flood

As more fully described in Note 2 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2011, on May 3, 2010, Gaylord Opryland, the Grand Ole Opry, certain of our Nashville-based attractions, and certain of our corporate offices experienced significant flood damage as a result of the historic flooding of the Cumberland River, which collectively we refer to as the Nashville Flood. Gaylord Opryland, the Grand Ole Opry, and certain of our corporate offices were protected by levees accredited by the Federal Emergency Management Agency, or FEMA, which, according to FEMA, was based on information provided by us, and built to sustain a 100-year flood. However, the river rose to levels that over-topped the levees. We have segregated all costs and insurance proceeds related to the Nashville Flood from normal operations and reported those amounts as casualty loss or preopening costs in the accompanying consolidated statements of operations. During 2010, we recorded $42.3 million in casualty losses related to the flood, which includes $92.3 million in expenses, partially offset by $50.0 million in insurance proceeds. These amounts do not include lost profits from the interruption of the various businesses. During 2010, we also recorded $55.3 million in preopening costs related to reopening the properties damaged by the flood.

Gaylord Opryland reopened November 15, 2010. While the Grand Ole Opry continued its schedule at alternative venues, including our Ryman Auditorium, the Grand Ole Opry House reopened September 28, 2010. Certain of our Nashville-based attractions were closed for a period of time, but reopened in June and July, and the majority of the affected corporate offices reopened during November 2010. Gross total remediation and rebuilding costs came in at the low end of the projected $215-$225 million range, including approximately $23-$28 million in pre-flood planned enhancement projects at Gaylord Opryland. In addition, preopening costs came in under the projected $57-$62 million range. These costs included the initial eight-week carrying period for all labor at the hotel as well as the labor for security, engineering, horticulture, reservations, sales, accounting and management during the restoration, as well as the labor associated with re-launching the assets and the restocking of operating supplies prior to re-opening. In addition, we incurred a non-cash write-off of $45.0 million associated with the impairment of certain assets as a result of flood damage, as further described in Note 2 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2011. We estimate that net of tax refunds of $36.5 million, insurance proceeds of $50.0 million, and the cost of projects slated for the property prior to the flood, the net cash impact of the flood was approximately $150 million.

In addition, we have initiated an approximate $12 million enhancement to our existing Nashville flood protection system in an effort to provide 500-year flood protection for Gaylord Opryland, as well as an approximate $5 million enhancement in an effort to provide the same protection for the Grand Ole Opry House. We have worked with engineers to design the enhancements to be aesthetically pleasing and sensitive to adjacent property owners. The Gaylord Opryland project is substantially complete and we expect the Grand Ole Opry House project to be completed by the end of 2012.

Refinancing of Our Credit Facility

As further described below in “Liquidity and Capital Resources—Principal Debt Agreements,” on August 1, 2011, we refinanced our $1.0 billion credit facility by entering into a $925 million senior secured credit facility, extending the maturity to 2015. In connection with the Marriott sale transaction and the REIT conversion, we will be required to obtain waivers and consents of the lenders to our $925 million senior secured credit facility to amend the facility in order to accommodate the special E&P distribution and the REIT conversion.

Development Update

Upon completion of the REIT conversion, we will no longer view independent large scale development of resort and convention hotels as a means of our growth. As a result, we will not proceed with our previously announced Aurora, Colorado and other potential development projects in the form we previously anticipated. We will reexamine how the Aurora project could be completed with minimal financial commitment, although we may not identify any such opportunity.

In January 2012, we announced that we had entered into a memorandum of understanding for a 50/50 joint venture with the Dollywood Company to develop a family entertainment zone adjacent to the Gaylord Opryland on land that we currently own. The Dollywood Company will operate the park, and we will contribute both land and cash to represent our 50 percent share of the venture. Phase one of the project is a yet unnamed approximately $50 million water and snow park, which we believe will be the first of its kind in the U.S. An early 2013 groundbreaking date is expected with the park opening slated for summer 2014. The project is contingent upon finalizing agreements with governmental authorities pertaining to the construction of the necessary infrastructure and other contingencies.

Our investments in 2010, 2011, and thus far in 2012 have consisted primarily of capital expenditures associated with the flood damage and reopening of Gaylord Opryland and the Grand Ole Opry House, a new resort pool at Gaylord Texan, the commencement of the renovation of the guestrooms and new resort pools at Gaylord Palms, as well as the commencement and completion of a new sports bar entertainment facility at Gaylord Palms and ongoing maintenance capital expenditures for our existing properties. Our investments in the remainder of 2012 are expected to consist primarily of ongoing maintenance capital expenditures for our existing properties and the completion of the rooms renovation and resort pools at Gaylord Palms.

Our Current Operations

Our ongoing operations are organized into three principal business segments:

•

Hospitality, consisting of Gaylord Opryland, Gaylord Palms, Gaylord Texan, Gaylord National and the Radisson Hotel at Opryland, as well as our past investments in two joint ventures. Pursuant to the Marriott sale transaction, we will become a party to four hotel management agreements, under which Marriott will operate and manage our Gaylord Hotels properties. Additionally, in connection with the REIT conversion, we will engage a third-party hotel manager to operate and manage the Radisson Hotel at Opryland.

•

Opry and Attractions, consisting of our Grand Ole Opry assets, WSM-AM and our Nashville attractions. In connection with the REIT conversion, we will own our Opry and Attractions businesses in TRSs which will conduct their business consistent with past practice, except that we will negotiate management or service agreements for Marriott to manage Gaylord Springs Golf Links. In addition, we may negotiate and enter into additional management or service agreements with Marriott with respect to certain of our other Opry and Attractions businesses, including the General Jackson and the Wildhorse Saloon.

•

Corporate and Other, consisting of our corporate expenses. Following the consummation of the Marriott sale transaction, we anticipate that our corporate overhead expenses within the Corporate and Other segment will be reduced.

For the three months ended March 31, 2012 and 2011, our total revenues were divided among these business segments as follows:

	Three months ended March 31,
Segment	2012	2011
Hospitality	94.6%	94.8%
Opry and Attractions	5.4%	5.2%
Corporate and Other	0.0%	0.0%

For the years ended December 31, 2011, 2010 and 2009, our total revenues were divided among these business segments as follows:

	Year ended December 31,
Segment	2011	2010	2009
Hospitality	93%	94%	93%
Opry and Attractions	7%	6%	7%
Corporate and Other	0%	0%	0%

We generate a significant portion of our revenues from our Hospitality segment. We believe that we are the only hospitality company whose stated primary focus is on the large group meetings and conventions sector of the lodging market. Our strategy is to concentrate on hotels that have “All-in-One-Place” self-contained service offerings and emphasize customer rotation among our convention properties, while also offering additional entertainment opportunities to guests and target customers.

Following the consummation of the Marriott sale transaction, Marriott will be responsible for planning and conducting special events at our Gaylord Hotels properties. As a result, we will no longer be responsible for determining the content of or for actually conducting these activities although we expect such types of activities to be continued as determined by Marriott. In 2011, we announced a multi-year strategic alliance with DreamWorks Animation SKG, Inc. to become the official hotel provider of DreamWorks vacation experiences. Through this strategic alliance DreamWorks has provided leisure experiences featuring the DreamWorks characters for guests at our Gaylord Hotels properties.

As discussed above, we have entered into a memorandum of understanding for a 50/50 joint venture to develop a family entertainment zone adjacent to Gaylord Opryland that will include what we believe to be the first combined water and snow park in the U.S.

Key Performance Indicators

The operating results of our Hospitality segment are highly dependent on the volume of customers at our hotels and the quality of the customer mix at our hotels. These factors impact the price we can charge for our hotel rooms and other amenities, such as food and beverage and meeting space, and following the consummation of the Marriott sale transaction will impact the prices that Marriott charges at our Gaylord Hotels properties. Key performance indicators related to revenue are:

•	hotel occupancy, which is a volume indicator;

•	ADR, which is a price indicator calculated as room revenue divided by the number of rooms sold;

•	RevPAR, which is a summary measure of hotel results calculated by dividing room revenue by room nights available to guests for the period;

•

Total Revenue per Available Room, or Total RevPAR, which is a summary measure of hotel results calculated by dividing the sum of room, food and beverage and other ancillary service revenue by room nights available to guests for the period; and

•

Net Definite Room Nights Booked, which is a volume indicator and represents the total number of definite bookings for future room nights at our Gaylord Hotels properties confirmed during the applicable period, net of cancellations.

We recognize Hospitality segment revenue from our occupied hotel rooms as earned on the close of business each day and from concessions and food and beverage sales at the time of sale. Attrition fees, which are charged to groups when they do not fulfill the minimum number of room nights or minimum food and beverage spending requirements originally contracted for, as well as cancellation fees, are recognized as revenue in the period they are collected. Almost all of our Hospitality segment revenues are either cash-based or, for meeting and convention groups meeting our credit criteria, billed and collected on a short-term receivables basis. Our industry is capital intensive, and we rely on the ability of our hotels to generate operating cash flow to repay debt financing, fund maintenance capital expenditures and provide excess cash flow for future development.

The results of operations of our Hospitality segment are affected by the number and type of group meetings and conventions scheduled to attend our hotels in a given period. We attempt to offset any identified shortfalls in occupancy by creating special events at our hotels or offering incentives to groups in order to attract increased business during this period. A variety of factors can affect the results of any interim period, including the nature and quality of the group meetings and conventions attending our hotels during such period, which meetings and conventions have often been contracted for several years in advance, the level of attrition we experience, and the level of transient business at our hotels during such period.

Following the consummation of the Marriott sale transaction, Marriott will assume responsibility for the day-to-day management of our Gaylord Hotels properties. We will engage a third-party hotel manager to operate and manage the Radisson Hotel at Opryland prior to the completion of the REIT conversion. We will rely on Marriott and other third-party managers to manage and offset shortfalls in occupancy or otherwise improve results of operations at our hotel properties.

Summary Financial Results for the Three Months Ended March 31, 2012 and 2011

The following table summarizes our financial results for the three months ended March 31, 2012 and 2011 (in thousands, except percentages and per share data):

	Three Months Ended March 31,
	2012	2011	% Change
Total revenues	$238,915	$220,738	8.2%
Total operating expenses	217,231	206,012	5.4%
Operating income	21,684	14,726	47.2%
Net income (loss)	6,028	(1,957)	408.0%
Net income (loss) per share - fully diluted	0.12	(0.04)	400.0%

Total Revenues

The increase in our total revenues for the three months ended March 31, 2012, as compared to the same period in 2011, was attributable to an increase in our Hospitality segment revenues of $16.7 million for the 2012 period and an increase in our Opry and Attractions segment revenue of $1.5 million for the 2012 period, as discussed more fully below.

Total Operating Expenses

The increase in our total operating expenses for the three months ended March 31, 2012, as compared to the same period in 2011, was primarily due to an increase of $6.6 million in our Hospitality segment operating expenses associated with higher occupancy and increased depreciation expense, and an increase of $4.5 million in our Corporate and Other segment, as discussed more fully below.

Net Income (Loss)

Our net income of $6.0 million for the three months ended March 31, 2012, as compared to a net loss of $2.0 million for the same period in 2011, was due to the change in our operating income shown above and the following factors, each as described more fully below:

•	A $6.4 million decrease in interest expense, net of amounts capitalized, during the 2012 period, as compared to the 2011 period.

•	A provision for income taxes of $4.5 million during the 2012 period, as compared to a benefit from income taxes of $1.0 million during the 2011 period.

Factors and Trends Contributing to Operating Performance

The most important factors and trends contributing to our operating performance during the periods described herein were:

•

Increased occupancy levels and ADR at Gaylord Palms (an increase of 4.8 percentage points of occupancy and an increase of 8.7% in ADR for the 2012 period, as compared to the 2011 period), primarily due to increased levels of group business. This increase in group business led to an increase in outside-the-room spending (an increase of 10.6% during the 2012 period, as compared to the 2011 period), primarily due to increases in banquets and conference services.

•

Increased ADR at Gaylord Opryland (an increase of 12.0% during the 2012 period, as compared to the 2011 period) due to an increase in both group and transient rates. Outside-the-room spending increased (an increase of 19.0% during the 2012 period, as compared to the 2011 period), as a result of increased banquet spending, increased food and beverage spending and increased conference services.

•

Decreased attrition and cancellation levels for the 2012 period, as compared to the 2011 period, which increased our operating income, RevPAR and Total RevPAR. Attrition for the 2012 period was 4.5% of bookings, compared to 6.1% for the 2011 period, and cancellations for the 2012 period were down 57.2% as compared to the 2011 period.

Summary Financial Results for the Years Ended December 31, 2011, 2010, and 2009

The following table summarizes our financial results for the years ended December 31, 2011, 2010 and 2009 (in thousands, except percentages and per share data):

	Year Ended December 31,
	2011	% Change	2010	% Change	2009
Total revenues	$952,144	23.7%	$769,961	-11.8%	$872,845
Total operating expenses	872,613	4.4%	835,947	2.4%	816,002
Operating income (loss)	79,531	220.5%	(65,986)	-216.1%	56,843
Net income (loss)	10,177	111.4%	(89,128)	n/a	(23)
Net income (loss) per share — fully diluted	0.20	110.6%	(1.89)	n/a	(0.00)

2011 Results As Compared to 2010 Results

The increase in our total revenues during 2011, as compared to 2010, is attributable to an increase in our Hospitality segment revenues of $163.7 million and an increase in our Opry and Attractions segment revenues of $18.5 million, as discussed more fully below. The increase in revenues in our Hospitality segment is attributable to a $178.5 million increase in revenues at Gaylord Opryland as a result of being closed during a portion of 2010 due to the Nashville Flood, partially offset by a $14.8 million decrease in revenues at our other hotel properties. Total Hospitality revenues in 2011 include $9.2 million in attrition and cancellation fee collections, a $0.1 million decrease from 2010. The increase in total operating expenses during 2011, as compared to 2010, was due primarily to increases of $122.4 million and $10.9 million at Gaylord Opryland and our Opry and Attractions segment, respectively, as a result of Gaylord Opryland and certain businesses in our Opry and Attractions segment being closed during a portion of 2010 due to the Nashville Flood, partially offset by decreases of $54.9 million and $41.1 million in preopening costs and net casualty loss, respectively, during 2011, as compared to 2010, as a result of the Nashville Flood, as more fully described below.

The above factors resulted in operating income of $79.5 million for 2011, as compared to an operating loss of $66.0 million in 2010.

Our net income was $10.2 million in 2011, as compared to a net loss of $89.1 million in 2010, due to the change in our operating income described above and the following factors, each as described more fully below:

•	A provision for income taxes of $7.4 million during 2011, as compared to a benefit for income taxes of $40.7 million during 2010, described more fully below.

•	A $6.8 million decrease in our interest expense, net of amounts capitalized, for 2011, as compared to 2010, as described more fully below.

•

A $3.0 million decrease in our income from discontinued operations for 2011, as compared to 2010, due primarily to 2010 including the gain on sale, and the related income tax benefit, of the sale of our Corporate Magic business, described more fully below.

2010 Results As Compared to 2009 Results

The decrease in our total revenues during 2010, as compared to 2009, was attributable to a decrease in our Hospitality segment revenues of $91.2 million and a decrease in our Opry and Attractions segment revenue of $11.7 million, as discussed more fully below. The decrease in revenues in our Hospitality segment was attributable to a $133.7 million decrease in revenues at Gaylord Opryland as a result of being closed due to the Nashville Flood, partially offset by a $42.5 million increase at our other hotel properties. Total Hospitality revenues in 2010 include $9.4 million in attrition and cancellation fee collections, an $18.4 million decrease from 2009. The increase in total operating expenses during 2010, as compared to 2009, was due primarily to $55.3 million and $42.3 million in preopening costs and net casualty loss, respectively, during 2010 as a result of the Nashville Flood, partially offset by decreased operating expenses at Gaylord Opryland, as well as decreased depreciation expenses, as more fully described below.

The above factors resulted in an operating loss of $66.0 million for 2010, as compared to operating income of $56.8 million in 2009.

Our net loss was $89.1 million in 2010, as compared to a net loss of $0.02 million in 2009, due to the change in our operating loss described above and the following factors, each as described more fully below:

•	A benefit for income taxes of $40.7 million during 2010, as compared to a provision for income taxes of $9.7 million during 2009, described more fully below.

•	A $17.4 million decrease in the net gain on the extinguishment of debt for 2010, as compared to 2009, relating to the repurchase of a portion of our 6.75% senior notes, described more fully below.

•

A $10.2 million increase in our income from discontinued operations for 2010, as compared to 2009, due primarily to 2009 including the impairment of goodwill associated with our Corporate Magic business, as well as 2010 including the gain on sale, and the related income tax benefit, of our Corporate Magic business, described more fully below.

•

A $4.8 million increase in our interest expense, net of amounts capitalized, for 2010, as compared to 2009, due primarily to interest incurred on our convertible senior notes, partially offset by decreased interest incurred on our 8% senior notes and 6.75% senior notes as a result of the repurchase of portions of those notes, as described more fully below.

•

A $3.4 million decrease in other gains and losses for 2010, as compared to 2009, due primarily to the receipt of $3.6 million during 2009 under a tax increment financing arrangement related to the Ryman Auditorium, described below.

Factors and Trends Contributing to Operating Performance in 2011 Compared to 2010

The most important factors and trends contributing to our operating performance in 2011 as compared to 2010 were:

•

The Nashville Flood during 2010, specifically, $55.3 million in preopening costs and $42.3 million in net casualty loss incurred in 2010, as well as the negative impact of the affected properties being closed and the cash flow impact of remediation and rebuilding costs.

•

Increased occupancy levels and ADR at Gaylord Opryland (an increase of 7.4 percentage points of occupancy and an increase of 6.3% in ADR for 2011, as compared to the period that the hotel was open during 2010) resulting from increased levels of group business during 2011 and increased outside-the-room spending at Gaylord Opryland (an increase of 18.6% for 2011, as compared to the period that the hotel was open during 2010) due primarily to increased banquet spending by group business. These factors resulted in increased RevPAR and increased Total RevPAR at Gaylord Opryland for 2011, as compared to the period that the hotel was open during 2010.

•

Increased occupancy levels and ADR at Gaylord Texan (an increase of 3.3 percentage points of occupancy and an increase of 8.2% in ADR for 2011, as compared 2010). Gaylord Texan benefitted from the impact of the Super Bowl in February 2011, solid group performance throughout the year, the opening of the new resort pool complex in May 2011 and the impact of our new DreamWorks offerings. These factors resulted in increased RevPAR and increased Total RevPAR at Gaylord Texan for 2011, as compared to 2010.

•

Decreased occupancy levels at Gaylord National (a decrease of 4.9 percentage points of occupancy for 2011 as compared to 2010), primarily due to a decrease is associations and governmental groups. The decrease in governmental groups is partially driven by the uncertainty surrounding the U.S. government budget, as well as reductions in the federal per diem rate. The decrease in associations and governmental groups also led to decreased outside-the-room spending at Gaylord National (a decrease of 9.6% for 2011 as compared to 2010).

Factors and Trends Contributing to Operating Performance in 2010 Compared to 2009

The most important factors and trends contributing to our operating performance in 2010 as compared to 2009 were:

•

The Nashville Flood during 2010, specifically, $55.3 million in preopening costs and $42.3 million in net casualty loss incurred in 2010, as well as the negative impact of the affected properties being closed and the cash flow impact of remediation and rebuilding costs.

•

Increased occupancy levels at our hotels other than Gaylord Opryland (an increase of 6.7 percentage points of occupancy for 2010, as compared to 2009) resulting from increased levels of group business during 2010, partially offset by lower ADR at our hotels other than Gaylord Opryland during 2010 (a decrease of 5.8% for 2010, as compared to 2009), due primarily to continued pressure on room rates. These factors, when combined with increased outside-the-room spending, resulted in increased RevPAR and increased Total RevPAR at our hotels other than Gaylord Opryland for 2010, as compared to 2009.

•

Decreased attrition and cancellation levels for 2010, as compared to 2009, which increased our revenue, operating income, RevPAR and Total RevPAR at our hotels other than Gaylord Opryland. Attrition at our hotels other than Gaylord Opryland for 2010 was 11.9% of bookings, compared to 16.9% for 2009. Cancellations at our hotels other than Gaylord Opryland for 2010 decreased 32.8%, as compared to 2009. Attrition at Gaylord Opryland for 2010, for the period that the hotel was open, was 11.4% of bookings, compared to 10.5% for the 2009 period. During 2010, Gaylord Opryland experienced approximately 283,000 cancellations due to the closure of the property, which is net of room nights moved to our other properties.

Operating Results — Detailed Segment Financial Information

Hospitality Segment

Total Segment Results

The following presents the financial results of our Hospitality segment for the three months ended March 31, 2012 and 2011 (in thousands, except percentages and performance metrics):

	Three Months Ended March 31,
	2012	2011	% Change
Hospitality revenue (1)	$226,048	$209,342	8.0%
Hospitality operating expenses:
Operating costs	124,703	123,765	0.8%
Selling, general and administrative	32,773	30,848	6.2%
Depreciation and amortization	28,536	25,275	12.9%

Total Hospitality operating expenses	186,012	179,888	3.4%

Hospitality operating income (2)	$40,036	$29,454	35.9%

Hospitality performance metrics:
Occupancy	69.9%	69.6%	0.4%
ADR	$169.89	$164.43	3.3%
RevPAR (3)	$118.82	$114.45	3.8%
Total RevPAR (4)	$306.99	$292.61	4.9%
Net Definite Room Nights Booked	306,000	275,000	11.3%

(1)	Hospitality results and performance metrics include the results of our Gaylord Hotels and our Radisson Hotel at Opryland for all periods presented.
(2)	Hospitality operating income does not include the effect of casualty loss and preopening costs. See the discussion of casualty loss and preopening costs set forth below.
(3)	We calculate Hospitality RevPAR by dividing room sales by room nights available to guests for the period. Hospitality RevPAR is not comparable to similarly titled measures such as revenues.
(4)	We calculate Hospitality Total RevPAR by dividing the sum of room sales, food and beverage, and other ancillary services (which equals Hospitality segment revenue) by room nights available to guests for the period. Hospitality Total RevPAR is not comparable to similarly titled measures such as revenues.

The increase in total Hospitality segment revenue in the three months ended March 31, 2012, as compared to the same period in 2011, is primarily due to increases of $10.4 million and $6.0 million, respectively, at Gaylord Opryland and Gaylord Palms primarily as a result of increased ADR and increased outside-the-room spending during the 2012 period. These increases were partially offset by a decrease of $2.1 million at Gaylord Texan during the 2012 period, due primarily to the 2011 period benefitting from the impact of the Super Bowl in February 2011.

The percentage of group versus transient business based on rooms sold for our hospitality segment for the periods presented was approximately as follows:

	Three Months Ended March 31,
	2012	2011
Group	83.9%	85.2%
Transient	16.1%	14.8%

The decrease in group business during the 2012 period as compared to the 2011 period is primarily the result of a decrease at Gaylord Texan as a result of the impact of the Super Bowl during the 2011 period.

Total Hospitality segment operating expenses consist of direct operating costs, selling, general and administrative expenses, and depreciation and amortization expense. The increase in Hospitality operating expenses in the three months ended March 31, 2012, as compared to the same period in 2011, is primarily attributable to increases at Gaylord Opryland and Gaylord Palms, as described below.

Total Hospitality segment operating costs, which consist of direct costs associated with the daily operations of our hotels (primarily room, food and beverage and convention costs), increased in the three months ended March 31, 2012, as compared to the same period in 2011, primarily as a result of a slight increase at Gaylord Palms, partially offset by a slight decrease at Gaylord Texan, as described below.

Total Hospitality segment selling, general and administrative expenses, consisting of administrative and overhead costs, increased in the three months ended March 31, 2012, as compared to the same period in 2011, primarily as a result of an increase at Gaylord Opryland, as described below.

Total Hospitality segment depreciation and amortization expense increased in the three months ended March 31, 2012, as compared to the same period in 2011, primarily related to the disposal of certain fixed assets associated with a corridor renovation at Gaylord Opryland.

The following presents the financial results of our Hospitality segment for the years ended December 31, 2011, 2010 and 2009 (in thousands, except percentages and performance metrics):

	Year Ended December 31,
	2011	% Change	2010	% Change	2009
Hospitality revenue (1)	$886,634	22.6%	$722,938	-11.2%	$814,154
Hospitality operating expenses:
Operating costs	518,072	19.3%	434,110	-10.0%	482,420
Selling, general and administrative	128,103	20.8%	106,006	-10.3%	118,118
Depreciation and amortization	109,520	20.2%	91,117	-10.2%	101,445

Total Hospitality operating expenses	755,695	19.7%	631,233	-10.1%	701,983

Hospitality operating income (2)	$130,939	42.8%	$91,705	-18.2%	$112,171

Hospitality performance metrics:
Occupancy (6)	72.2%	2.1%	70.7%	7.4%	65.8%
ADR	$167.27	1.4%	$164.91	-2.6%	$169.23
RevPAR (3) (6)	$120.77	3.6%	$116.61	4.8%	$111.30
Total RevPAR (4) (6)	$304.58	0.6%	$302.80	9.9%	$275.55
Net Definite Room Nights Booked (5)	1,452,000	9.0%	1,332,000	28.2%	1,039,000

(1)	Hospitality results and performance metrics include the results of our Gaylord Hotels and Radisson Hotel at Opryland for all periods presented. Results and performance metrics do not include any amounts related to Gaylord Opryland from May 3, 2010 through November 14, 2010 due to the Nashville Flood.
(2)	Hospitality operating income does not include the effect of casualty loss and preopening costs. See the discussion of casualty loss and preopening costs set forth below.
(3)	We calculate Hospitality RevPAR by dividing room sales by room nights available to guests for the period. Hospitality RevPAR is not comparable to similarly titled measures such as revenues.
(4)	We calculate Hospitality Total RevPAR by dividing the sum of room sales, food and beverage, and other ancillary services (which equals Hospitality segment revenue) by room nights available to guests for the period. Hospitality Total RevPAR is not comparable to similarly titled measures such as revenues.
(5)	Net Definite Room Nights booked for 2010 is net of approximately 283,000 cancellations due to the closure of Gaylord Opryland.
(6)	Excludes 23,960 room nights that were taken out of service during 2011 as a result of a rooms renovation program at Gaylord Palms.

The increase in total Hospitality segment revenue for 2011, as compared to 2010, was due primarily to a $178.5 million increase at Gaylord Opryland primarily as a result of being closed during a portion of 2010 due to the Nashville Flood, partially offset by a $14.8 million decrease at our other hotel properties primarily as a result of decreased occupancy rates and decreased outside-the-room spending during 2011 at Gaylord National, as well as decreases in total revenue at Gaylord Palms, partially attributable to the rooms renovation program.

The decrease in total Hospitality segment revenue for 2010, as compared to 2009, was due primarily to a $133.7 million decrease at Gaylord Opryland as a result of being closed due to the Nashville Flood, partially offset by a $42.5 million increase at our other hotel properties as a result of increased occupancy levels and increased outside-the-room spending resulting from higher levels of group business during 2010. Total Hospitality revenues were negatively impacted by a decline of $18.4 million in attrition and cancellation fee collections during 2010, as compared to 2009.

The percentage of group versus transient business based on rooms sold for our hospitality segment for the years ended December 31 was approximately as follows:

	Year Ended December 31,
	2011	2010	2009
Group	78.4%	78.4%	77.8%
Transient	21.6%	21.6%	22.2%

The type of group based on rooms sold for our hospitality segment for the years ended December 31 was approximately as follows:

	Year Ended December 31,
	2011	2010	2009
Corporate Groups	49.7%	51.8%	43.6%
Associations	34.8%	33.4%	38.5%
Other Groups	15.5%	14.8%	17.9%

The slight decrease in corporate groups during 2011, as compared to 2010, was primarily the result of the normal shifts that we experience from year to year. The increase in group business, as well as the significant increase in corporate groups, during 2010, as compared to 2009, was primarily the result of the macroeconomic factors discussed above in “Overall Outlook”, specifically, increases in group travel and decreases in groups cancelling or experiencing attrition during 2010 as compared to 2009.

Hospitality segment operating expenses consist of direct operating costs, selling, general and administrative expenses, and depreciation and amortization expense. The increase in Hospitality operating expenses for 2011, as compared to 2010, is primarily attributable to a $122.4 million increase in operating expenses for Gaylord Opryland as a result of being closed during a portion of 2010 due to the Nashville Flood, as well as increases at Gaylord Texan and Gaylord Palms, partially offset by a decrease in operating expenses at Gaylord National, as described below. The decrease in Hospitality segment operating expenses for 2010, as compared to 2009, is primarily attributable to a $94.6 million decrease in operating expenses for Gaylord Opryland as a result of being closed due to the Nashville Flood, partially offset by increased operating expenses at Gaylord Texan and Gaylord National, as described below. Total Hospitality segment operating expenses were also impacted by $3.4 million of severance costs recognized during 2009, as described below.

Hospitality segment operating costs, which consist of direct costs associated with the daily operations of our hotels (primarily room, food and beverage and convention costs), increased during 2011, as compared to 2010, primarily due to a $93.1 million increase at Gaylord Opryland as a result of being closed during a portion of 2010 due to the Nashville Flood, partially offset by a decrease in operating costs at Gaylord National, as described below. Hospitality segment operating costs decreased during 2010, as compared to 2009, primarily due to a $74.7 million decrease at Gaylord Opryland as a result of being closed due to the Nashville Flood, partially offset by an increase in operating costs at Gaylord National, Gaylord Texan and Gaylord Palms, as described below.

Hospitality segment selling, general and administrative expenses, consisting of administrative and overhead costs, increased in 2011, as compared to 2010, primarily as a result of an increase of $20.6 million at Gaylord Opryland as a result of being closed during a portion of 2010 due to the Nashville Flood, as described below. Hospitality segment selling, general and administrative expenses decreased in 2010, as compared to 2009, primarily as a result of a decrease of $18.2 million at Gaylord Opryland as a result of being closed due to the Nashville Flood, partially offset by slight increases at Gaylord Texan, Gaylord Palms and Gaylord National, as described below.

Hospitality depreciation and amortization expense increased during 2011, as compared to 2010, primarily as a result of an increase at Gaylord Opryland due to the new fixed assets placed in service as part of the rebuilding after the Nashville Flood, as well as $8.2 million in depreciation expense related to the disposal of certain fixed assets associated with the construction of the new resort pool and the rooms renovation program at Gaylord Palms. Hospitality segment depreciation and amortization expense decreased during 2010, as compared to 2009, primarily as a result of a decrease at Gaylord Palms due to the initial furniture, fixtures and equipment placed in service at the hotel’s opening in 2002 becoming fully depreciated during 2010, as well as a decrease at Gaylord Opryland as a result of the Nashville Flood.

Property-Level Results

The following presents the property-level financial results of our Hospitality segment for the three months ended March 31, 2012 and 2011.

Gaylord Opryland Results. The results of Gaylord Opryland for the three months ended March 31, 2012 and 2011 are as follows (in thousands, except percentages and performance metrics):

	Three Months Ended March 31,
	2012	2011	% Change
Total revenues	$70,669	$60,310	17.2%
Operating expense data:
Operating costs	38,401	38,273	0.3%
Selling, general and administrative	9,612	8,256	16.4%
Hospitality performance metrics:
Occupancy	68.0%	68.6%	-0.9%
ADR	$153.67	$137.26	12.0%
RevPAR	$104.56	$94.19	11.0%
Total RevPAR	$269.46	$232.76	15.8%

Total revenue, RevPAR and Total RevPAR increased at Gaylord Opryland in the three months ended March 31, 2012, as compared to the same period in 2011, primarily as a result of increased ADR, primarily due to increased group business from associations. While occupancy was relatively stable, we experienced an increase in outside-the-room spending at the hotel, which drove the hotel’s increased Total RevPAR during the 2012 period. The increase in Total RevPAR was also impacted by higher collection of attrition and cancellation fees during the 2012 period.

Operating costs remained fairly stable at Gaylord Opryland in the three months ended March 31, 2012, as compared to the same period in 2011. Selling, general and administrative expenses increased during the three months ended March 31, 2012, as compared to the same period in 2011, primarily due to increased sales and marketing expenses and increased employee benefit costs.

Gaylord Palms Results. The results of Gaylord Palms for the three months ended March 31, 2012 and 2011 are as follows (in thousands, except percentages and performance metrics):

	Three Months Ended March 31,
	2012	2011	% Change
Total revenues	$51,532	$45,492	13.3%
Operating expense data:
Operating costs	24,546	23,732	3.4%
Selling, general and administrative	8,347	8,049	3.7%
Hospitality performance metrics:
Occupancy	83.0%	78.2%	6.1%
ADR	$180.45	$166.07	8.7%
RevPAR	$149.84	$129.93	15.3%
Total RevPAR	$403.85	$359.51	12.3%

Gaylord Palms revenue, RevPAR and Total RevPAR increased in the three months ended March 31, 2012, as compared to the same period in 2011, as a result of an increase in occupancy driven by an increase in corporate groups and an increase in ADR due to a shift to corporate groups from associations and other lower-rated groups. In addition, that shift resulted in an increase in outside-the-room spending, with contribution from the new sports bar, which opened on February 2, 2012, increasing revenue and Total RevPAR for the period.

Operating costs increased at Gaylord Palms in the three months ended March 31, 2012, as compared to the same period in 2011, primarily as a result of higher variable costs associated with the increase in occupancy and outside-the-room spending. Selling, general and administrative expenses increased during the three months ended March 31, 2012, as compared to the same period in 2011, primarily as a result of an increase in sales and marketing expenses.

Gaylord Texan Results. The results of Gaylord Texan for the three months ended March 31, 2012 and 2011 are as follows (in thousands, except percentages and performance metrics):

	Three Months Ended March 31,
	2012	2011	% Change
Total revenues	$48,274	$50,360	-4.1%
Operating expense data:
Operating costs	25,610	26,246	-2.4%
Selling, general and administrative	6,202	6,240	-0.6%
Hospitality performance metrics:
Occupancy	70.0%	72.3%	-3.2%
ADR	$176.12	$190.19	-7.4%
RevPAR	$123.35	$137.56	-10.3%
Total RevPAR	$350.85	$370.32	-5.3%

The decrease in Gaylord Texan revenue, RevPAR and Total RevPAR in the three months ended March 31, 2012, as compared to the same period in 2011, was primarily due to lower occupancy and ADR during the 2012 period, driven by a decrease in higher-rated business due to the impact of the 2011 Super Bowl being held in metropolitan Dallas in February 2011. In addition, revenue and Total RevPAR were impacted by lower collection of attrition and cancellation fees during the 2012 period.

Operating costs at Gaylord Texan decreased in the three months ended March 31, 2012, as compared to the same period in 2011, primarily due to decreased variable operating costs associated with the lower occupancy at the hotel. Selling, general and administrative expenses remained fairly stable during the three months ended March 31, 2012, as compared to the same period in 2011.

Gaylord National Results. The results of Gaylord National for the three months ended March 31, 2012 and 2011 are as follows (in thousands, except percentages and performance metrics):

	Three Months Ended March 31,
	2012	2011	% Change
Total revenues	$53,413	$52,354	2.0%
Operating expense data:
Operating costs	34,832	34,806	0.1%
Selling, general and administrative	8,181	7,936	3.1%
Hospitality performance metrics:
Occupancy	65.5%	64.2%	2.0%
ADR	$188.58	$187.91	0.4%
RevPAR	$123.51	$120.70	2.3%
Total RevPAR	$294.06	$291.44	0.9%

Gaylord National revenue and Total RevPAR increased in the three months ended March 31, 2012, as compared to the same period in 2011, primarily as a result of higher occupancy and increased outside-the-room spending during the 2012 period, driven by an increase in group room nights and stronger government group attendance. Revenue and Total RevPAR were partially offset by lower collection of attrition and cancellation fees during the 2012 period.

Operating costs at Gaylord National remained fairly stable in the three months ended March 31, 2012, as compared to the same period in 2011, even as revenue increased, due to margin management initiatives at the property level, including favorable food costs and reduced labor costs. Selling, general and administrative expenses increased during the three months ended March 31, 2012, as compared to the same period in 2011, primarily due to an increase in sales and marketing expenses.

The following presents the property-level financial results for the years ended December 31, 2011, 2010 and 2009:

Gaylord Opryland Results. The results of Gaylord Opryland for the years ended December 31, 2011, 2010 and 2009 are as follows (in thousands, except percentages and performance metrics):

	Year Ended December 31,
	2011	% Change	2010	% Change	2009
Total revenues (1)	$291,781	157.5%	$113,308	-54.1%	$247,053
Operating expense data:
Operating costs	169,777	121.6%	76,629	-49.4%	151,367
Selling, general and administrative	36,078	132.9%	15,493	-54.1%	33,723
Hospitality performance metrics:
Occupancy (1)	72.8%	11.3%	65.4%	-1.7%	66.5%
ADR	$153.54	6.3%	$144.38	-3.8%	$150.07
RevPAR (1)	$111.76	18.4%	$94.41	-5.3%	$99.74
Total RevPAR (1)	$277.61	18.5%	$234.27	-0.4%	$235.10

(1)	Gaylord Opryland results and performance do not include the effect of casualty loss and preopening costs and are for the periods of time that the hotel was open. See the discussion of casualty loss and preopening costs set forth below.

Total revenue increased at Gaylord Opryland during 2011, as compared to 2010, as a result of the hotel closing on May 3, 2010 as a result of the Nashville Flood. Gaylord Opryland reopened on November 15, 2010. Gaylord Opryland RevPAR and Total RevPAR increased as compared to the 2010 period in which the hotel was open as a result of increased occupancy, primarily corporate groups, and increased ADR. The increase in corporate groups also led to increases in outside-the-room spending at the hotel, which drove the hotel’s increased Total RevPAR during 2011.

Total revenue decreased at Gaylord Opryland during 2010, as compared to 2009, as a result of the hotel closing during a portion of 2010 as a result of the Nashville Flood. For the period that the hotel was open, while occupancy was relatively stable for 2010, as compared to 2009, a decrease in ADR during 2010, primarily as a result of continued pressure on room rates, resulted in a decreased RevPAR during 2010. Total RevPAR remained fairly stable due to an increase in outside-the-room spending. Revenue and Total RevPAR were also negatively impacted by a decrease in collections of attrition and cancellation fees during 2010.

Operating costs and selling, general and administrative expense at Gaylord Opryland increased during 2011, as compared to 2010, and decreased in 2010, as compared to 2009, due to the hotel closing as a result of the Nashville Flood.

Gaylord Palms Results. The results of Gaylord Palms for the years ended December 31, 2011, 2010 and 2009 are as follows (in thousands, except percentages and performance metrics):

	Year Ended December 31,
	2011	% Change	2010	% Change	2009
Total revenues	$149,859	-4.8%	$156,395	-0.5%	$157,209
Operating expense data:
Operating costs	88,864	-2.8%	91,428	1.2%	90,365
Selling, general and administrative	31,314	2.0%	30,690	8.3%	28,342
Hospitality performance metrics:
Occupancy (1)	73.9%	-0.1%	74.0%	10.4%	67.0%
ADR	$155.09	-1.0%	$156.73	-11.0%	$176.13
RevPAR (1)	$114.58	-1.2%	$116.00	-1.7%	$118.01
Total RevPAR (1)	$306.31	0.5%	$304.75	-0.5%	$306.34

(1)	Excludes 23,960 room nights that were taken out of service during 2011 as a result of a rooms renovation program at Gaylord Palms.

Gaylord Palms results in 2011 were impacted by lower-rated group business that was booked during the worst of the recent economic recession, as well as the impact of the planned renovation of the property’s room product and the construction of a sports bar, resort pool complex and events lawn. While the property worked to minimize disruption, the renovation and construction activity did impact the property’s flexibility in accommodating in-the-year, for-the-year group and transient business. These projects have been substantially completed. Gaylord Palms revenue and RevPAR decreased in 2011, as compared to 2010, as a result of a decrease in occupancy driven by a decrease in corporate groups and a decrease in ADR due to a shift from corporate groups to association and other lower-rated groups. However, during the fourth quarter of 2011, Gaylord Palms experienced an increase in outside-the-room spending, which partially offset the decrease in revenue and was responsible for the increase in Total RevPAR for 2011.

Gaylord Palms total revenue remained stable in 2010, as compared to 2009. The hotel experienced an increase in occupancy during 2010, primarily as a result of increased group business. However, ADR decreased, primarily due to a recent increase in room supply in the Orlando, Florida market that has seen slow absorption due to the challenging economic environment, resulting in a decreased RevPAR. Total RevPAR decreased slightly during 2010, due to the above factors, as well as a decrease in collections of attrition and cancellation fees, partially offset by an increase in outside-the-room spending at the hotel.

Operating costs at Gaylord Palms decreased during 2011 as compared to 2010, primarily as a result of lower employment costs and lower cost of sales associated with the decline in revenues. Operating costs at Gaylord Palms remained relatively stable during 2010, as compared to 2009.

Selling, general and administrative expenses remained relatively stable during 2011, as compared to 2010. Selling, general and administrative expenses increased during 2010, as compared to 2009, primarily due to an increase in selling expense and incentive compensation expense.

Gaylord Texan Results. The results of Gaylord Texan for the years ended December 31, 2011, 2010 and 2009 are as follows (in thousands, except percentages and performance metrics):

	Year Ended December 31,
	2011	% Change	2010	% Change	2009
Total revenues	$202,310	5.3%	$192,183	12.2%	$171,357
Operating expense data:
Operating costs	109,634	4.4%	105,023	6.9%	98,224
Selling, general and administrative	25,667	4.7%	24,525	10.4%	22,223
Hospitality performance metrics:
Occupancy	75.7%	4.6%	72.4%	9.2%	66.3%
ADR	$178.32	8.2%	$164.82	-0.2%	$165.13
RevPAR	$135.03	13.2%	$119.27	8.9%	$109.49
Total RevPAR	$366.89	5.3%	$348.46	12.1%	$310.74

The increase in Gaylord Texan revenue, RevPAR and Total RevPAR during 2011, as compared to 2010, was primarily due to increased occupancy and increased ADR, driven by solid group performance throughout the year, and an increase in higher-rated transient business due to the impact of the 2011 Super Bowl being held in metropolitan Dallas in February 2011 and the impact of the new resort pool that opened during May 2011. This increase offset a shift in business mix from higher-rated corporate groups to lower-rated association groups.

The increase in Gaylord Texan revenue, RevPAR and Total RevPAR during 2010, as compared to 2009, was primarily due to increased occupancy due to an increase in group business. This increase in group business also led to increases in banquet, catering and other outside-the-room spending at the hotel, which increased the hotel’s Total RevPAR for the period. These increases were partially offset by decreased collection of attrition and cancellation fees during 2010.

Operating costs at Gaylord Texan increased during 2011, as compared to 2010, primarily due to increased variable operating costs associated with the higher levels of occupancy and outside-the-room spending at the hotel. Operating costs at Gaylord Texan increased during 2010, as compared to 2009, primarily due to increased variable operating costs associated with the higher levels of occupancy and outside-the-room spending at the hotel, partially offset by lower utility costs and lower property taxes during 2010.

Selling, general and administrative expenses increased during 2011, as compared to 2010, primarily due to increased credit card fees and increased advertising and promotional costs. Selling, general and administrative expenses increased during 2010, as compared to 2009, primarily due to increased incentive compensation expense.

Gaylord National Results. The results of Gaylord National for the years ended December 31, 2011, 2010 and 2009 are as follows (in thousands, except percentages and performance metrics):

	Year Ended December 31,
	2011	% Change	2010	% Change	2009
Total revenues	$235,113	-7.5%	$254,116	9.8%	$231,341
Operating expense data:
Operating costs	145,970	-7.8%	158,256	13.6%	139,368
Selling, general and administrative	32,999	-2.2%	33,739	5.5%	31,982
Hospitality performance metrics:
Occupancy	68.8%	-6.6%	73.7%	14.4%	64.4%
ADR	$195.66	2.4%	$191.00	-7.7%	$206.86
RevPAR	$134.52	-4.4%	$140.69	5.7%	$133.16
Total RevPAR	$322.72	-7.5%	$348.80	9.8%	$317.54

Gaylord National revenue, RevPAR and Total RevPAR decreased in 2011, as compared to 2010, primarily as a result of lower occupancy and decreased outside-the-room spending during 2011, primarily due to a decrease in associations and governmental groups that are typically booked in-the-year, for-the-year. The decrease in governmental groups was partially driven by the uncertainty surrounding the U.S. government budget, as well as reductions in the federal per diem rate. Despite the decrease in occupancy, ADR increased in 2011, as compared to 2010, aided by growth in ADR among association groups and transient guests. In addition, 2010 was benefitted by the transfer of rooms from Gaylord Opryland as a result of the Nashville Flood.

Gaylord National revenue, RevPAR and Total RevPAR increased in 2010, as compared to 2009, primarily as a result of higher occupancy and higher outside-the-room spending, primarily due to an increase in associations and corporate groups. Gaylord National ADR decreased during 2010, primarily due to continued pressure on room rates. The 2010 decrease in ADR was also impacted by comparison to a higher ADR during 2009 due to the presidential inauguration. Revenue and Total RevPAR were negatively impacted by a decrease in collections of attrition and cancellation fees during 2010.

Operating costs at Gaylord National decreased during 2011, as compared to 2010, primarily due to decreased variable operating costs associated with the decrease in occupancy and outside-the-room revenues, as well as a decrease in property taxes. Operating costs at Gaylord National in 2010, as compared to 2009, increased primarily due to increased variable operating costs associated with the increase in occupancy and outside-the-room spending, as well as higher employment costs as a result of new collective bargaining agreements.

Selling, general and administrative expenses decreased during 2011, as compared to 2010, primarily due to a decrease in incentive compensation costs. Selling, general and administrative expenses increased during 2010, as compared to 2009, primarily due to an increase in incentive compensation expense.

Opry and Attractions Segment

The following presents the financial results of our Opry and Attractions segment for the three months ended March 31, 2012 and 2011 (in thousands, except percentages):

	Three Months Ended March 31,
	2012	2011	% Change
Total revenues	$12,835	$11,367	12.9%
Operating expense data:
Operating costs	7,251	7,269	-0.2%
Selling, general and administrative	3,506	3,409	2.8%
Depreciation and amortization	1,285	1,332	-3.5%

Operating income (loss)	$793	$(643)	223.3%

The increase in revenues in the Opry and Attractions segment for the three months ended March 31, 2012, as compared to the same period in 2011, was primarily due to increases at the Grand Ole Opry and the Ryman Auditorium.

Opry and Attractions operating costs and selling, general and administrative costs remained fairly stable in the three months ended March 31, 2012, as compared to the same period in 2011.

Opry and Attractions depreciation expense decreased slightly in the three months ended March 31, 2012, as compared to the same period in 2011.

The following presents the financial results of our Opry and Attractions segment for the years ended December 31, 2011, 2010 and 2009 (in thousands, except percentages):

	Year Ended December 31,
	2011	% Change	2010	% Change	2009
Total revenues	$65,386	39.4%	$46,918	-19.9%	$58,599
Operating expense data:
Operating costs	36,626	23.3%	29,700	-16.2%	35,422
Selling, general and administrative	14,738	30.8%	11,271	-16.2%	13,454
Depreciation and amortization	5,262	11.7%	4,710	0.8%	4,673

Operating income (1)	$8,760	608.2%	$1,237	-75.5%	$5,050

(1)	Opry and Attractions segment results do not include the effect of casualty loss and preopening costs. See the discussion of casualty loss and preopening costs set forth below.

The increase in revenues in the Opry and Attractions segment during 2011, as compared to 2010, and the decrease in revenues during 2010, as compared to 2009, is primarily due to increases and decreases in each of the businesses that were closed during a portion of 2010 as a result of the Nashville Flood.

The increase in Opry and Attractions operating costs and selling, general and administrative expenses during 2011, as compared to 2010, and the decrease in operating costs and selling, general and administrative expenses during 2010, as compared to 2009, was due primarily to increases and decreases in each of the businesses that were closed during a portion of 2010 as a result of the Nashville Flood.

Corporate and Other Segment

The following presents the financial results of our Corporate and Other segment for the three months ended March 31, 2012 and 2011 (in thousands, except percentages):

	Three Months Ended March 31,
	2012	2011	% Change
Total revenues	$32	$29	10.3%

Corporate and Other Segment

The following presents the financial results of our Corporate and Other segment for the three months ended March 31, 2012 and 2011 (in thousands, except percentages):

	Three Months Ended March 31,
	2012	2011	% Change
Total revenues	$32	$29	10.3%
Operating expense data:
Operating costs	3,030	2,844	6.5%
Selling, general and administrative	13,029	8,821	47.7%
Depreciation and amortization	2,613	2,450	6.7%

Operating loss	$(18,640)	$(14,086)	-32.3%

Corporate and Other segment revenue consists of rental income and corporate sponsorships. Corporate and Other operating expenses consist of operating costs, selling, general and administrative expenses, and depreciation and amortization expense.

Corporate and Other operating costs, which consist primarily of costs associated with information technology, increased in the three months ended March 31, 2012, as compared to the same period in 2011, due primarily to higher maintenance costs.

Corporate and Other selling, general and administrative expenses, which consist of senior management salaries and benefits, legal, human resources, accounting, pension and other administrative costs, increased in the three months ended March 31, 2012, as compared to same period in 2011, due primarily to $3.1 million in non-recurring expenses in the 2012 period related to exploring opportunities for our company to unlock stockholder value.

Corporate and Other depreciation and amortization expense, which is primarily related to information technology equipment and capitalized electronic data processing software costs, increased slightly in the three months ended March 31, 2012, as compared with the same period in 2011, primarily due to an increase in software placed into service.

The following presents the financial results of our Corporate and Other segment for the year ended December 31, 2011, 2010 and 2009 (in thousands, except percentages):

	2011	% Change	2010	% Change	2009
Total revenues	$124	18.1%	$105	14.1%	$92
Operating expense data:
Operating costs	11,692	8.3%	10,798	17.0%	9,233
Selling, general and administrative	36,460	-10.8%	40,893	0.3%	40,788
Depreciation and amortization	10,507	7.9%	9,734	-6.8%	10,449

Operating loss (1)	$(58,535)	4.5%	$(61,320)	-1.6%	$(60,378)

(1)	Corporate and Other segment operating loss does not include the effect of casualty loss and impairment charges. See the discussion of casualty loss and impairment and other charges set forth below.

Corporate and Other operating costs increased during 2011, as compared to 2010, due primarily to higher employment costs. Corporate and Other selling, general and administrative expenses decreased during 2011, as compared to 2010, due primarily to decreases in consulting costs and incentive compensation, as well as 2010 including a $2.8 million non-cash charge related to amendments to certain executives’ restricted stock unit agreements. Corporate and Other depreciation and amortization expense increased during 2011, as compared to 2010, primarily due to an increase in software placed into service.

Corporate and Other operating costs increased during 2010, as compared to 2009, due primarily to higher employment costs. Corporate and Other selling, general and administrative expenses remained stable during 2010, as compared to 2009, due to increases in consulting costs and incentive compensation expense, including $2.8 million in non-cash expense related to amendments to certain executives’ restricted stock unit agreements, which were offset by expenses in 2009 including $4.0 million in severance costs incurred as part of our cost containment initiative, a $3.0 million non-cash charge to recognize compensation expense related to the surrender of certain executives’ stock options, and $1.9 million in expenses associated with the resolution of a potential proxy contest. Corporate and Other depreciation and amortization expense decreased during 2010, as compared to 2009, due to the impairment of equipment resulting from the Nashville Flood.

Operating Results — Casualty Loss

We recognized approximately $0.2 million of casualty loss expense during the three months ended March 31, 2012, which primarily represents non-capitalized repairs of equipment within our Opry and Attractions segment.

As a result of the Nashville Flood discussed above, during the years ended December 31, 2011 and 2010, casualty loss was comprised of the following (in thousands):

	Year Ended December 31, 2011
	Hospitality	Opry and Attractions	Corporate and Other	Total
Site remediation	$(179)	$286	$(81)	$26
Impairment of property and equipment	—	—	332	332
Non-capitalized repairs of buildings and equipment	—	67	14	81
Other	6	146	634	786

Net casualty loss	$(173)	$499	$899	$1,225

	Year Ended December 31, 2010
	Hospitality	Opry and Attractions	Corporate and Other	Insurance Proceeds	Total
Site remediation	$15,586	$2,895	$913	$—	$19,394
Impairment of property and equipment	30,470	7,366	7,134	—	44,970
Other asset write-offs	1,811	1,098	—	—	2,909
Non-capitalized repairs of buildings and equipment	1,649	2,932	239	—	4,820
Continuing costs during shut-down period	15,644	3,023	779	—	19,446
Other	169	93	520	—	782
Insurance proceeds	—	—	—	(50,000)	(50,000)

Net casualty loss	$65,329	$17,407	$9,585	$(50,000)	$42,321

Lost profits from the interruption of the various businesses are not reflected in the above table.

See Note 2 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2011 for a further discussion of the components of these costs.

At May 3, 2010, we had in effect a policy of insurance with a per occurrence flood limit of $50.0 million at the affected properties. During 2010, we received $50.0 million in insurance proceeds and have recorded these insurance proceeds as an offset to the net casualty loss in the accompanying consolidated statement of operations. At December 31, 2011, our per occurrence flood insurance is $150.0 million.

Operating Results—Preopening costs

We expense the costs associated with start-up activities and organization costs associated with our development of hotels and significant attractions as incurred. Our preopening costs for the three months ended March 31, 2012 primarily relate to our new sports bar entertainment facility at Gaylord Palms. Our preopening costs for 2011 primarily relate to a new restaurant concept at the Radisson Hotel at Opryland that opened in the third quarter of 2011.

In 2010, as a result of the extensive damage to Gaylord Opryland and the Grand Ole Opry House and the extended period in which these properties were closed, we incurred costs associated with the reopening of these facilities through the date of reopening. We have included all costs directly related to redeveloping and reopening the affected properties, as well as all continuing operating costs not directly related to remediating the flooded properties, other than depreciation and amortization, incurred from June 10, 2010 (the date at which we determined that the remediation was substantially complete), through the date of reopening, as preopening costs. During 2010, we incurred $55.3 million in preopening costs. See Note 2 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2011 for a further discussion of the components of these costs.

Non-Operating Results Affecting Net Income (Loss)

General

The following table summarizes the other factors which affected our net income (loss) for the three months ended March 31, 2012 and 2011 (in thousands, except percentages):

	Three Months Ended March 31,
	2012	2011	% Change
Interest expense, net of amounts capitalized	$(14,362)	$(20,809)	31.0%
Interest income	3,154	3,173	-0.6%
Income from unconsolidated companies	—	173	-100.0%
Other gains and (losses), net	—	(191)	100.0%
(Provision) benefit for income taxes	(4,469)	967	-562.2%
Income from discontinued operations, net of taxes	21	4	425.0%

The following table summarizes the other factors which affected our net income (loss) for the years ended December 31, 2011, 2010 and 2009 (in thousands, except percentages):

	Year Ended December 31,
	2011	% Change	2010	% Change	2009
Interest expense, net of amounts capitalized	$(74,673)	8.3%	$(81,426)	-6.3%	$(76,592)
Interest income	12,460	-5.1%	13,124	-13.0%	15,087
Income (loss) from unconsolidated companies	1,086	78.6%	608	12260.0%	(5)
Net gain on extinguishment of debt	—	-100.0%	1,299	-93.0%	18,677
Other gains and (losses)	(916)	-71.2%	(535)	-118.8%	2,847
(Provision) benefit for income taxes	(7,420)	-118.2%	40,718	-517.9%	(9,743)
Income (loss) from discontinued operations, net of taxes	109	-96.4%	3,070	143.0%	(7,137)

Interest Expense, Net of Amounts Capitalized

Interest expense, net of amounts capitalized, decreased $6.4 million to $14.4 million (net of capitalized interest of $0.3 million) during the three months ended March 31, 2012, as compared to the same period in 2011, due primarily to a decrease in interest expense associated with our refinanced credit facility.

Cash interest expense decreased $6.5 million to $10.1 million in the three months ended March 31, 2012, as compared to the same period in 2011, and noncash interest expense, which includes amortization of deferred financing costs and debt discounts, as well as capitalized interest, remained stable at $4.3 million in the three months ended March 31, 2012 and 2011.

Our weighted average interest rate on our borrowings was 5.3% and 6.9% for the three months ended March 31, 2012 and 2011, respectively.

Interest expense, net of amounts capitalized, decreased $6.8 million to $74.7 million (net of capitalized interest of $0.6 million in 2011) in 2011 as compared to 2010, due primarily to a 2011 decrease in interest expense associated with our refinanced credit facility, partially offset by the write-off of $1.7 million in deferred financing costs associated with our previous $1.0 billion credit facility. Our weighted average interest rate on our borrowings, excluding the write-off of deferred financing costs during the period, was 6.3% in 2011 as compared to 6.8% in 2010. Cash interest expense decreased $9.8 million to $55.8 million in 2011 as compared to 2010, and noncash interest expense, which includes amortization of deferred financing costs and debt discounts and capitalized interest, increased $3.1 million to $18.9 million in 2011 as compared to 2010.

Interest expense, net of amounts capitalized, increased $4.8 million to $81.4 million (net of capitalized interest of $1.2 million) in 2010 as compared to 2009, due primarily to a $20.1 million increase in interest expense related to our 3.75% convertible senior notes issued in September 2009, partially offset by decreases in interest expense on our 8% senior notes and 6.75% senior notes of $15.7 million and $2.0 million, respectively, as a result of our redemption and repurchase of all of the 8% senior notes in 2009 and a portion of the 6.75% senior notes in 2009 and 2010. Our weighted average interest rate on our borrowings, excluding the write-off of deferred financing costs during the period, was 6.8% in 2010 as compared to 6.2% in 2009. Cash interest expense decreased $4.2 million to $65.6 million in 2010 as compared to 2009, and noncash interest expense, which includes amortization of deferred financing costs and debt discounts and capitalized interest, increased $9.0 million to $15.8 million in 2010 as compared to 2009.

Interest Income

Interest income for the three months ended March 31, 2012 and 2011 primarily includes amounts earned on the notes that were received in connection with the development of Gaylord National.

Interest income for 2011, 2010 and 2009 primarily includes amounts earned on the notes that were received in connection with the development of Gaylord National. The decrease in interest income during 2010, as compared to 2009, was primarily due to the discount on a portion of the notes that were received in connection with the development of Gaylord National becoming fully amortized into interest income during 2009.

Income (Loss) From Unconsolidated Companies

We account for our minority investment in RHAC Holdings, LLC (the joint venture entity which invested in the Aston Waikiki Beach Hotel) under the equity method of accounting. Income from unconsolidated companies for the three months ended March 31, 2011 and for the years ended December 31, 2011, 2010 and 2009 consisted of equity method income (loss) from this investment.

Net Gain on Extinguishment of Debt

During 2010, we repurchased $28.5 million in aggregate principal amount of our outstanding 6.75% senior notes for $27.0 million. After adjusting for deferred financing costs and other costs, we recorded a pre-tax gain of $1.3 million as a result of the repurchases.

During the first three quarters of 2009, we repurchased $88.6 million in aggregate principal amount of our outstanding senior notes ($61.6 million of 8% senior notes and $27.0 million of 6.75% senior notes) for $62.5 million. After adjusting for deferred financing costs and other costs, we recorded a pre-tax gain of $24.7 million as a result of the repurchases.

On September 23, 2009, we commenced a cash tender offer for our outstanding 8% senior notes. Following the expiration of the tender offer on October 21, 2009, $223.6 million aggregate principal amount of our outstanding 8% senior notes had been validly tendered and were repurchased by us pursuant to the terms of the tender offer. We also called for redemption at a price of 102.667% of the principal amount thereof, plus accrued interest, on November 15, 2009, of all remaining outstanding 8% senior notes. As a result of these transactions, after adjusting for deferred financing costs, the deferred gain on a terminated swap related to these notes, and other costs, we recorded a pre-tax loss of $6.0 million.

Other Gains and (Losses)

Our other gains and (losses) during 2011 and 2010 primarily consisted of miscellaneous income and expenses related to retirements of fixed assets.

Our other gains and (losses) during 2009 primarily consisted of the receipt of $3.6 million under a tax increment financing arrangement related to the Ryman Auditorium, partially offset by other miscellaneous income and expenses.

(Provision) Benefit for Income Taxes

The effective tax rate as applied to pretax income (loss) from continuing operations differed from the statutory federal rate due to the following for the three months ended March 31, 2012 and 2011 (in percentage points):

	Three Months Ended March 31,
	2012	2011
U.S. Federal statutory rate	35%	35%
State taxes (net of federal tax benefit and change in valuation allowance)	5	2%
Permanent items	5	-1%
Federal tax credits	-2	-5%
Federal valuation allowance	-1	2%
Unrecognized tax benefits	1	—

Effective tax rate	43%	33%

The change in our effective tax rate during the three months ended March 31, 2012 against the three months ended March 31, 2011 was due primarily to increases in permanent tax adjustments and state tax expense and a decrease in federal tax credits, partially offset by a decrease in the federal valuation allowance.

The effective tax rate as applied to pre-tax income (loss) from continuing operations differed from the statutory federal rate due to the following for the years ended December 31, 2011, 2010 and 2009 (in percentage points):

	Year Ended December 31,
	2011	2010	2009
U.S. federal statutory rate	35%	35%	35%
State taxes (net of federal tax benefit and change in valuation allowance)	15%	1%	22%
Permanent items	0%	-1%	0%
Federal tax credits	-8%	1%	-7%
Federal valuation allowance	-2%	-4%	0%
Effect of tax law change	0%	-1%	0%
Unrecognized tax benefits	2%	0%	8%

	42%	31%	58%

The increase in our effective tax rate for 2011, as compared to 2010, resulted primarily from increases in state valuation allowances, increases in unrecognized tax benefits, and state taxes payable in relation to pre-tax income, partially offset by the impact of federal tax credits.

Increases in our valuation allowances and the impact of permanent items in relation to pre-tax income (loss), resulted in a decreased effective tax rate for 2010 as compared to 2009.

Income (Loss) from Discontinued Operations, Net of Taxes

We reflect the following businesses as discontinued operations in our financial results for the years ended December 31, 2011, 2010 and 2009. The results of operations, net of taxes (prior to their disposal where applicable), and the estimated fair value of the assets and liabilities of these businesses have been reflected in our consolidated financial statements as discontinued operations for all periods presented.

During the second quarter of 2010, in a continued effort to focus on our core Gaylord Hotels and Opry and Attractions businesses, we committed to a plan of disposal of our Corporate Magic business. On June 1, 2010, we completed the sale of Corporate Magic through the transfer of all of our equity interests in Corporate Magic, Inc. to the president of Corporate Magic who, prior to the transaction, was employed by us. In exchange for our equity interests in Corporate Magic, we received, prior to giving effect to a purchase price adjustment based on the working capital of Corporate Magic as of the closing, a note receivable, which terms provide for a quarterly payment from the purchaser, beginning in the second quarter of 2011 through the first quarter of 2017. We recorded this note receivable at its fair value of $0.4 million, based on the expected cash receipts under the note, discounted at a discount rate that reflects management’s assessment of a market participant’s view of risks associated with the projected cash flows of Corporate Magic. We recognized a pretax gain of $0.6 million related to the sale of Corporate Magic during 2010.

The following table reflects the results of operations of businesses accounted for as discontinued operations for the years ended December 31, 2011, 2010 and 2009 (in thousands):

	Year Ended December 31,
	2011	2010	2009
Revenues:
Corporate Magic	$—	$2,389	$6,276

Operating income (loss):
Corporate Magic	$56	$(716)	$(7,708)
Other	22	204	(87)

Total operating income (loss)	78	(512)	(7,795)

Interest expense, net of amounts capitalized	—	—	(1)
Interest income	60	32	—
Other gains and (losses):
Corporate Magic	—	618	—
Other	38	45	119

Total other gains and (losses)	38	663	119

Income (loss) before income taxes	176	183	(7,677)
(Provision) benefit for income taxes	(67)	2,887	540

Income (loss) from discontinued operations	$109	$3,070	$(7,137)

The benefit for income taxes for 2010 primarily relates to a permanent tax benefit recognized on the sale of the stock of Corporate Magic.

Liquidity and Capital Resources

Cash Flows From Operating Activities. Cash flow from operating activities is the principal source of cash used to fund our operating expenses, interest payments on debt, and maintenance capital expenditures.

During the three months ended March 31, 2012, our net cash flows provided by operating activities — continuing operations were $13.9 million, reflecting primarily cash provided by our income from continuing operations before non-cash depreciation expense, amortization expense, income tax provision and stock-based compensation expense of approximately $49.8 million, partially offset by unfavorable changes in working capital of approximately $35.9 million. The unfavorable changes in working capital primarily resulted from an increase in trade receivables due to a seasonal change in the timing of payments received from corporate group customers at Gaylord Opryland, Gaylord Texan, Gaylord Palms and Gaylord National, and a decrease in accrued expenses primarily related to the payment of accrued property taxes, accrued compensation, and accrued expenses associated with our hotel holiday programs, partially offset by an increase in deferred revenues due to increased receipts of deposits on advanced bookings of hotel rooms at Gaylord National and Gaylord Opryland and an increase in accounts payable due to timing differences.

During the three months ended March 31, 2011, our net cash flows used in operating activities — continuing operations were $8.0 million, reflecting primarily cash provided by our loss from continuing operations before non-cash depreciation expense, amortization expense, income tax benefit, stock-based compensation expense, income from unconsolidated companies, and losses on the disposals of certain fixed assets of approximately $32.4 million, offset by unfavorable changes in working capital of approximately $40.4 million. The unfavorable changes in working capital primarily resulted from an increase in trade receivables due to a seasonal change in the timing of payments received from corporate group customers at Gaylord Opryland, Gaylord Texan, Gaylord National and Gaylord Palms, and a decrease in accrued expenses primarily related to the payment of accrued compensation, accrued property taxes, and accrued expenses associated with our hotel holiday programs, partially offset by an increase in deferred revenues due to increased receipts of deposits on advanced bookings of hotel rooms at Gaylord National and Gaylord Opryland, an increase in interest payable, attributable to interest accrued on our convertible senior notes and our 6.75% senior notes, and the receipt of a payment on the interest receivable related to the bonds that were received in connection with the development of Gaylord National.

During the year ended December 31, 2011, our net cash flows provided by our operating activities — continuing operations were $153.9 million, reflecting primarily our income from continuing operations before non-cash depreciation expense, amortization expense, income tax provision, stock-based compensation expense, income from unconsolidated companies, the write-off of deferred financing costs related to the refinancing of our credit facility, losses on assets damaged in the Nashville Flood, and losses on the sales of certain fixed assets of approximately $170.6 million, partially offset by unfavorable changes in working capital of approximately $16.7 million. The unfavorable changes in working capital primarily resulted from an increase in accounts receivable at Gaylord Opryland, Gaylord Palms and Gaylord Texan due primarily to an increase in group business at the end of 2011, as compared to the end of 2010, which business typically has longer payment terms, a decrease in interest payable due to the repayment of $100.0 million under our credit facility, as well as lower interest rates and the expiration of the interest rate swaps associated with our credit facility, and a decrease in accounts payable due to timing of payments. These unfavorable changes were partially offset by the collection of federal tax refunds related to 2010 and an increase in deferred revenue due to increased receipts of deposits on advance bookings of hotel rooms at Gaylord National and Gaylord Palms.

During the year ended December 31, 2010, our net cash flows provided by our operating activities — continuing operations were $138.9 million, reflecting primarily our loss from continuing operations before non-cash depreciation expense, amortization expense, income tax benefit, stock-based compensation expense, income from unconsolidated companies, net gain on extinguishment of debt, losses on assets damaged in the Nashville Flood, and losses on the sales of certain fixed assets of approximately $82.2 million, as well as favorable changes in working capital of approximately $56.7 million. The favorable changes in working capital primarily resulted from a decrease in income taxes receivable, primarily due to the receipt of federal tax refunds related to 2008 and 2009, an increase in accrued compensation, an increase in accounts payable due to the timing of payments, and a decrease in accounts receivable at Gaylord National due to a change in the timing of group lodging versus payment received and at Gaylord Opryland due to the hotel reopening on November 15, 2010. These favorable changes in working capital were partially offset by a decrease in deferred revenues due to decreased receipts of deposits on advance bookings of hotel rooms at Gaylord National.

During the year ended December 31, 2009, our net cash flows provided by our operating activities — continuing operations were $125.0 million, reflecting primarily our income from continuing operations before non-cash depreciation expense, amortization expense, income tax provision, stock-based compensation expense, loss from unconsolidated companies, net gain on extinguishment of debt, and losses on the sales of certain fixed assets of approximately $160.7 million, partially offset by unfavorable changes in working capital of approximately $35.7 million. The unfavorable changes in working capital primarily resulted from an increase in income taxes receivable, an increase in interest receivable associated with the bonds that were received in connection with the development of Gaylord National, and a decrease in accrued compensation. These unfavorable changes in working capital were partially offset by a decrease in trade receivables due to a combination of lower revenues in the current year and better collection efforts and an increase in deferred revenues due to increased receipts of deposits on advance bookings of hotel rooms at Gaylord National.

Cash Flows From Investing Activities. During the three months ended March 31, 2012, our primary uses of funds for investing activities were purchases of property and equipment, which totaled $29.7 million, partially offset by the receipt of a $2.9 million principal payment on the bonds that were received in connection with the development of Gaylord National. Our capital expenditures during the three months ended March 31, 2012 consisted primarily of the continuance of the renovation of the guestrooms and new resort pools and the completion of a new sports bar entertainment facility at Gaylord Palms and ongoing maintenance capital expenditures for our existing properties.

During the three months ended March 31, 2011, our primary uses of funds for investing activities were purchases of property and equipment, which totaled $37.5 million, partially offset by the receipt of a $2.5 million principal payment on the bonds that were received in connection with the development of Gaylord National and $1.6 million in proceeds from the sale of certain fixed assets. Our capital expenditures during the three months ended March 31, 2011 primarily included remaining flood-related projects at Gaylord Opryland, the building of our new resort pool at Gaylord Texan and various information technology projects, as well as ongoing maintenance capital expenditures for our existing properties.

During the year ended December 31, 2011, our primary uses of funds and investing activities were the purchase of property and equipment totaling $132.6 million, partially offset by the receipt of a $2.5 million principal payment on the bonds that were received in April 2008 in connection with the development of Gaylord National and $1.9 million in proceeds from the sale of certain fixed assets. Our capital expenditures during 2011 primarily included remaining flood-related projects at Gaylord Opryland, the commencement of renovation of the guestrooms, the addition of a sports bar entertainment facility and new resort pools at Gaylord Palms, the building of our new resort pool at Gaylord Texan, and various information technology projects, as well as ongoing maintenance capital expenditures for our existing properties.

During the year ended December 31, 2010, our primary uses of funds and investing activities were the purchase of property and equipment totaling $194.6 million, partially offset by the receipt of a $3.8 million payment on the bonds that were received in April 2008 in connection with the development of Gaylord National. Our capital expenditures during 2010 included construction at Gaylord Opryland, the Grand Ole Opry and our corporate offices of $136.8 million, $16.7 million and $11.3 million, respectively, primarily related to rebuilding costs associated with the Nashville Flood, as well as ongoing maintenance capital expenditures at our other properties.

During the year ended December 31, 2009, our primary uses of funds and investing activities were the purchase of property and equipment totaling $53.1 million, partially offset by the receipt of a $17.1 million payment on the bonds that were received in April 2008 in connection with the development of Gaylord National.

Cash Flows From Financing Activities. Our cash flows from financing activities reflect primarily the issuance of debt and the repayment of long-term debt. During the three months ended March 31, 2012, our net cash flows used in financing activities were approximately $12.0 million, primarily reflecting $15.0 million in repayments under our credit facility, partially offset by $3.2 million in proceeds from the exercise of stock option and purchase plans.

During the three months ended March 31, 2011, our net cash flows provided by financing activities were approximately $4.0 million, primarily reflecting $4.1 million in proceeds from the exercise of stock option and purchase plans.

During the year ended December 31, 2011, our net cash flows used in financing activities — continuing operations were $105.7 million, primarily reflecting $100.0 million in repayments under our credit facility and the payment of $10.1 million in deferred financing costs associated with the refinancing of our credit facility, partially offset by $4.8 million in proceeds from the exercise of stock option and purchase plans.

During the year ended December 31, 2010, our net cash flows used in financing activities — continuing operations were $3.3 million, primarily reflecting the payment of $27.0 million to repurchase portions of our senior notes, partially offset by $26.1 million in proceeds from the exercise of stock option and purchase plans.

During the year ended December 31, 2009, our net cash flows provided by financing activities — continuing operations were $89.4 million, primarily reflecting $358.1 million in proceeds from the issuance of our 3.75% convertible notes, net of equity-related issuance costs, $169.0 million in proceeds from the issuance of common stock and warrants, net of issuance costs, and $5.0 million received from the termination of the interest rate swap agreements associated with our senior notes, partially offset by the payment of $329.6 million to repurchase portions of our senior notes, the payment of $76.7 million to purchase a convertible note hedge associated with the 3.75% convertible notes, $22.5 million in net repayments under our $1.0 billion credit facility, the payment of $8.1 million in deferred financing costs associated with the 3.75% convertible notes and the payment of $4.6 million to purchase shares of our common stock to fund a supplemental employee retirement plan.

Working Capital

As of March 31, 2012 we had total current assets of $131.3 million and total current liabilities of $154.2 million, which resulted in a working capital deficit of $22.8 million. A significant portion of our current liabilities consist of deferred revenues ($53.6 million at March 31, 2012), which primarily represent deposits received on advance bookings of hotel rooms. While satisfaction of these deferred revenue liabilities will require the use of hotel resources and services, it does not require future cash payments by us. As a result, we believe our current assets, cash flows from operating activities and availability under our credit facility will be sufficient to repay our current liabilities as they become due.

Liquidity

As of March 31, 2012, we had $19.9 million in unrestricted cash and $332.0 million available for borrowing under our $925 million senior secured credit facility, which we refinanced in July 2011 and matures in 2015. During the three months ended March 31, 2012, we prepaid $15.0 million of the principal outstanding under our $925 million senior secured credit facility. This prepayment was the primary factor in the decrease in our cash balance from December 31, 2011 to March 31, 2012.

As described above, we anticipate investing in our operations during the remainder of 2012 through ongoing maintenance capital expenditures for our existing properties. This would include approximately $2 million to $3 million to complete the room renovation at Gaylord Palms and between $10 million to $12 million in ongoing maintenance capital at the hotels. We also expect to spend approximately $4 million to complete the final portion of the flood levee surrounding the Grand Ole Opry. In 2013, we anticipate between $25 million to $30 million in ongoing maintenance capital along with $3 million to $4 million to renovate the suites at the Gaylord Palms and $11 million to $13 million to renovate half of the rooms at the Gaylord Texan (the remaining to be completed in 2014). Potential other projects include the expansion of the resort pool complex at the Gaylord Texan and investment into the joint venture with the Dollywood Company.

We believe that our cash on hand and cash from operations will be adequate to fund these short-term commitments, as well as: (i) normal operating expenses, (ii) interest expense on long-term debt obligations, and (iii) capital lease and operating lease obligations. If our existing cash and cash from operations were inadequate to fund such commitments, we could draw on our $925 million senior secured credit facility, subject to the satisfaction of debt incurrence tests. We believe that drawing on this credit facility will not be necessary for general working capital purposes or these 2012 commitments described herein. We may, however, draw on our credit facility for operational and capital needs in the future.

As described above, we will receive cash of $210 million upon the consummation of the Marriott sale transaction. In connection with the Marriott sale transaction, the completion of the merger and the REIT conversion, we anticipate that (i) we will incur federal income taxes associated with the receipt of the purchase price and other transactions related to the REIT conversion, net of remaining net operating losses, of approximately $43 million to $53 million, (ii) we will incur one-time costs related to the REIT conversion and Marriott sale transaction currently estimated to be $55 million, including approximately $10 million in investment banking fees, $6 million in legal fees, $4 million in consulting fees, $19 million in severance costs, and $16 million in conversion costs, and (iii) we will be required to pay the anticipated cash portion of the special E&P distribution as further described in the section entitled “The Special E&P Distribution” on page 70. In addition, if we do not apply the net proceeds of the Marriott sale transaction in a manner compliant with the asset sale provisions of the indenture for our 6.75% senior notes described in the section entitled “—Principal Debt Agreements—6.75% Senior Notes” on page 136, we may be required to tender for some of our outstanding 6.75% senior notes within 360 days of the consummation of the Marriott sale transaction. We anticipate that we may not use the net proceeds of the Marriott sale transaction in such a manner, and therefore, we may be required to tender for some of our outstanding 6.75% senior notes within 360 days of the consummation of the Marriott sale transaction. As of March 31, 2012, we had $152.2 million in aggregate principal amount outstanding of the senior notes. In the event we would be required to tender for some of the outstanding notes, we would likely wait until November 15, 2012 or after whereupon the notes would be redeemable at par. We would use either operational cash flow, borrowings under our revolving credit line, or refinance through the debt capital markets. Given our operating performance and ample availability under our revolving credit line, we do not believe tendering for the notes would negatively impact our long-term liquidity.

Principal Debt Agreements

Our outstanding principal debt agreements are described below.

$925 Million Senior Secured Credit Facility. Prior to consummating the Marriott sale transaction, we must obtain waivers and consents of the required lenders pursuant to our $925 million senior secured credit facility to amend the facility to accommodate the Marriott sale transaction, the merger, and the REIT conversion. We anticipate that such amendment, among other things, will (i) permit dividends to the extent permitted by the indenture for our 6.75% senior notes, and, if such indenture is terminated, to the extent necessary for us to maintain REIT status, (ii) allow our TRS lessees to lease our hotel properties, and (iii) update the facility generally to permit us to restructure and operate our business as described in the section entitled “Restructuring Transactions in Connection with the REIT Conversion” beginning on page 66. We have engaged with Bank of America concerning the amendment, and we believe that we will be able to obtain such waivers and consents.

On August 1, 2011, we refinanced our previous $1.0 billion credit facility by entering into a $925 million senior secured credit facility by and among Gaylord Entertainment Company, certain of our subsidiaries party thereto, as guarantors, the lenders party thereto and Bank of America, N.A., as administrative agent. Our $925 million senior secured credit facility consists of the following components: (a) a $525.0 million senior secured revolving credit facility, of which $200.0 million was drawn at closing, and includes a $75.0 million letter of credit sublimit and a $50.0 million sublimit for swingline loans, and (b) a $400.0 million senior secured term loan facility, which was fully funded at closing. Our $925 senior secured credit facility also includes an accordion feature that will allow us to increase the facility by a total of up to $475.0 million, subject to securing additional commitments from existing lenders or new lending institutions. Our $925 million senior secured credit facility matures on August 1, 2015 and bears interest at an annual rate of LIBOR plus 2.25% or the bank’s base rate plus 1.25%, subject to adjustment based on our implied debt service coverage ratio, as defined in the agreement. Interest on our borrowings is payable quarterly, in arrears, for base rate loans and at the end of each interest rate period for LIBOR-based loans. Principal is payable in full at maturity. We are required to pay a fee of 0.3% to 0.4% per year of the average unused portion of our $925 million senior secured credit facility. The purpose of our $925 million senior secured credit facility is for working capital, capital expenditures, and other corporate purposes.

Our $925 senior secured credit facility is (i) secured by a first mortgage and lien on the real property and related personal and intellectual property of our Gaylord Opryland hotel, Gaylord Palms hotel, Gaylord Texan hotel and Gaylord National hotel, and pledges of equity interests in the entities that own such properties and (ii) guaranteed by each of the four wholly-owned subsidiaries that own the four hotels. Advances are subject to a 55% borrowing base, based on the appraisal value of the hotel properties (reduced to 50% in the event a hotel property is sold).

In addition, our $925 million senior secured credit facility contains certain covenants which, among other things, limit the incurrence of additional indebtedness, investments, dividends, transactions with affiliates, asset sales, acquisitions, mergers and consolidations, liens and encumbrances and other matters customarily restricted in such agreements. The material financial covenants, ratios or tests contained in our $925 million senior secured credit facility are as follows:

•	We must maintain a consolidated funded indebtedness to total asset value ratio as of the end of each calendar quarter of not more than 65%.

•	We must maintain a consolidated tangible net worth of not less than $850.0 million plus 75% of the proceeds received by us or any of our subsidiaries in connection with any equity issuance.

•	We must maintain a minimum consolidated fixed charge coverage ratio, as defined in the agreement, of not less than 1.75 to 1.00.

•

We must maintain an implied debt service coverage ratio (the ratio of adjusted net operating income to monthly principal and interest that would be required if the outstanding balance were amortized over 25 years at an assumed fixed rate) of not less than 1.60 to 1.00.

If an event of default were to occur and continue under our $925 million senior secured credit facility, the commitments under the facility may be terminated and the principal amount outstanding under the facility, together with all accrued unpaid interest and other amounts owing in respect thereof, may be declared immediately due and payable. The facility is cross-defaulted to our other indebtedness.

As a result of the refinancing of our previous $1.0 billion credit facility, we wrote off $1.7 million of deferred financing costs, which are included in interest expense in the consolidated statement of operations for the year ended December 31, 2011 included in our Annual Report on Form 10-K for the year ended December 31, 2011.

As of March 31, 2012, $585.0 million of borrowings were outstanding under our $925 million senior secured credit facility, and the lending banks had issued $8.0 million of letters of credit under the facility, which left $332.0 million of availability under the credit facility (subject to the satisfaction of debt incurrence tests under the indentures governing our 6.75% senior notes).

3.75% Convertible Senior Notes. In 2009, we issued $360 million, including the exercise of an overallotment option, of 3.75% convertible senior notes. The 3.75% convertible senior notes have a maturity date of October 1, 2014, and interest is payable semiannually in cash in arrears on April 1 and October 1. The notes are convertible, under certain circumstances as described below, at the holder’s option, into shares of our common stock, at an initial conversion rate of 36.6972 shares of common stock per $1,000 principal amount of notes, which is equivalent to an initial conversion price of approximately $27.25 per share. We may elect, at our option, to deliver shares of our common stock, cash or a combination of cash and shares of our common stock in satisfaction of our obligations upon conversion of the 3.75% convertible senior notes. We intend to settle the face value of the notes in cash.

The 3.75% convertible senior notes are convertible under any of the following circumstances, and, as described below, they will become convertible during the third quarter of 2012: (1) during any calendar quarter ending after September 30, 2009 (and only during such calendar quarter), if the closing price of our common stock for at least 20 trading days during the 30 consecutive trading day period ending on the last trading day of the immediately preceding calendar quarter exceeds 120% of the applicable conversion price per share of common stock on the last trading day of such preceding calendar quarter; (2) during the ten business day period after any five consecutive trading day period in which the trading price (as defined in the indenture for the notes) per $1,000 principal amount of the notes, as determined following a request by a note holder, for each day in such five consecutive trading day period was less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate, subject to certain procedures; (3) if specified corporate transactions or events occur; or (4) at any time on or after July 1, 2014, until the second scheduled trading day immediately preceding October 1, 2014. At March 31, 2012, none of the conditions permitting conversion were satisfied. However, based on our stock price during the three months ended June 30, 2012, the first condition permitting conversion of the 3.75% convertible senior notes was satisfied and, thus, the notes are currently convertible through September 30, 2012. At this time, we have received no notices of note holders electing to convert their 3.75% convertible senior notes. Based on our borrowing capacity under our $925 million senior secured credit facility, the 3.75% convertible senior notes will remain classified as long-term debt in our condensed consolidated balance sheet as of June 30, 2012. Based on our June 29, 2012 closing stock price of $38.56, the “if-converted value” of the 3.75% convertible notes exceeds the face amount by $149.4 million; however, after giving effect to the exercise of the call options and warrants associated with the 3.75% convertible senior notes as described in our Form 10-K for the year ended December 31, 2011, the incremental cash or share settlement in excess of the face amount would result in either a cash payment of $77.4 million or a 2.0 million net share issuance, or a combination of cash and stock, at our option. Based on our cash on hand and our availability under $925 million senior secured credit facility as of June 30, 2012, we do not expect any liquidity issues should the 3.75% convertible senior notes be converted.

The 3.75% convertible senior notes are general unsecured and unsubordinated obligations and rank equal in right of payment with all of our existing and future senior unsecured indebtedness, including our 6.75% senior notes due 2014, and senior in right of payment to all of our future subordinated indebtedness, if any. The 3.75% convertible senior notes will be effectively subordinated to any of our secured indebtedness to the extent of the value of the assets securing such indebtedness.

The 3.75% convertible senior notes are guaranteed, jointly and severally, on an unsecured unsubordinated basis by generally all of our active domestic subsidiaries. Each guarantee will rank equally in right of payment with such subsidiary guarantor’s existing and future senior unsecured indebtedness and senior in right of payment to all future subordinated indebtedness, if any, of such subsidiary guarantor. The notes will be effectively subordinated to any secured indebtedness and effectively subordinated to all indebtedness and other obligations of our subsidiaries that do not guarantee the notes.

Upon a fundamental change (as defined in the indenture for the 3.75% convertible senior notes), holders may require us to repurchase all or a portion of their notes at a purchase price equal to 100% of the principal amount of the notes to be repurchased, plus any accrued and unpaid interest, if any, thereon to (but excluding) the fundamental change repurchase date (as defined in the indenture for the 3.75% convertible senior notes). The notes are not redeemable at our option prior to maturity.

6.75% Senior Notes. In 2004, we completed our offering of $225 million in aggregate principal amount of senior notes bearing an interest rate of 6.75%. The 6.75% senior notes, which mature on November 15, 2014, bear interest semi-annually in cash in arrears on May 15 and November 15 of each year. The notes are redeemable, in whole or in part, at any time on or after November 15, 2009 at a designated redemption amount, plus accrued and unpaid interest. The notes rank equally in right of payment with our other unsecured unsubordinated debt, but are effectively subordinated to all of our secured debt to the extent of the assets securing such debt. The notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis by generally all of our active domestic subsidiaries. In addition, the notes indenture contains certain covenants which, among other things, limit the incurrence of additional indebtedness (including additional indebtedness under the term loan portion of our $925 million senior secured credit facility), investments, dividends, transactions with affiliates, asset sales, capital expenditures, mergers and consolidations, liens and encumbrances and other matters customarily restricted in such agreements. The notes are cross-defaulted to our other indebtedness.

Our sale of the Gaylord Hotels brand and the rights to manage our Gaylord Hotels properties to Marriott will constitute an asset sale under the terms of the indenture for our 6.75% senior notes. As a result, the net proceeds we receive from the Marriott sale transaction must be applied within 360 days of our receipt of such proceeds to either (i) repay indebtedness under our $925 million senior secured credit facility (and to reduce the amount of the revolving portion of the facility if debt outstanding under such portion is repaid), or (ii) purchase replacement assets or make capital expenditures that are useful to our business. Any amounts of the net proceeds of the Marriott sale transaction that are not used in the manner described above must be used to offer to repurchase outstanding 6.75% senior notes at an offer price of 100% of the principal amount, plus accrued interest. We anticipate that we may not use the net proceeds of the Marriott sale transaction to repay indebtedness, purchase replacement assets, or make capital expenditures, and therefore, we may be required to tender for some of our outstanding 6.75% senior notes within 360 days of the consummation of the Marriott sale transaction.

Furthermore, our declaration and payment of the special E&P distribution will require an adjustment to the conversion rate of our 3.75% convertible senior notes as described below.

Additional Debt Limitations

Following the consummation of the Marriott sale transaction, our Gaylord Hotels properties will enter into the management agreement and pooling agreement. Pursuant to the terms of the management agreement and pooling agreement, we will be subject to certain debt limitations. For additional information regarding these debt limitations, see the section entitled “Our Business—Our Relationship with Marriott—Management Agreement and Pooling Agreement with Marriott” beginning on page 78.

Off-Balance Sheet Arrangements

As described in Note 11 to our condensed consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012, we previously invested in two unconsolidated entities that owned hotels located in Hawaii. Our joint venture partner in each of these unconsolidated entities guaranteed, under certain circumstances, certain loans made to wholly-owned subsidiaries of each of these entities, and we agreed to contribute to these joint venture partners our pro rata share of any payments under such guarantees required to be made by such joint venture partners. In addition, we entered into commitments under letters of credit, primarily for the purpose of securing our deductible obligations with our workers’ compensation insurers, and lending banks under our credit facility had issued $8.0 million of letters of credit as of March 31, 2012. Except as set forth in this paragraph, we do not have any off-balance sheet arrangements.

Commitments and Contractual Obligations

The following table summarizes our significant contractual obligations as of March 31, 2012, including long-term debt and operating and capital lease commitments (amounts in thousands):

Contractual obligations	Total amounts committed	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt (1)	$1,097,180	$—	$512,180	$585,000	$—
Capital leases	2,212	763	1,243	206	—
Construction commitments	51,940	51,940	—	—	—
Operating leases (2)	642,884	6,258	10,518	9,214	616,894
Other	15,747	6,093	9,654	—	—

Total contractual obligations	$1,809,963	$65,054	$533,595	$594,420	$616,894

(1)	Long-term debt commitments do not include approximately $109.3 million in interest payments projected to be due in future years ($38.4 million less than one year, $66.1 million between one and three years, and $4.9 million between three and five years) based on the stated interest rates on our fixed-rate debt and the rates in effect at March 31, 2012 for our variable-rate debt. Variable rates, as well as outstanding principal balances, could change in future periods. See “Principal Debt Agreements” above for a discussion of our outstanding long-term debt. See “Supplemental Cash Flow Information” in Note 1 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2011 for a discussion of the interest we paid during 2011, 2010 and 2009.
(2)	The total operating lease commitments of $642.9 million above includes the 75-year operating lease agreement we entered into during 1999 for 65.3 acres of land located in Osceola County, Florida where Gaylord Palms is located.

The following table summarizes our significant contractual obligations as of December 31, 2011, including long-term debt and operating and capital lease commitments (amounts in thousands):

	Total amounts committed	Less than 1 year	1-3 years	3-5 years	After 5 years
Long-term debt (1)	$1,112,180	$—	$512,180	$600,000	$—
Capital leases	2,399	755	1,285	359	—
Construction commitments	65,640	65,640	—	—	—
Operating leases (2)	644,203	7,036	10,646	8,572	617,949
Other	17,002	6,353	10,303	346	—

Total contractual obligations	$1,841,424	$79,784	$534,414	$609,277	$617,949

(1)	Long-term debt commitments do not include approximately $121.0 million in interest payments projected to be due in future years ($38.9 million less than one year, $73.2 million between one and three years, and $8.9 million between three and five years) based on the stated interest rates on our fixed-rate debt and the rates in effect at December 31, 2011 for our variable-rate debt. Variable rates, as well as outstanding principal balances, could change in future periods. See “Principal Debt Agreements” above for a discussion of our outstanding long-term debt. See “Supplemental Cash Flow Information” in Note 1 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2011 for a discussion of the interest we paid during 2011, 2010 and 2009.
(2)	Total operating lease commitments of $644.2 million includes the 75-year operating lease agreement we entered into during 1999 for 65.3 acres of land located in Osceola County, Florida where Gaylord Palms is located.

Due to the uncertainty with respect to the timing of future cash payments associated with our defined benefit pension plan, our non-qualified retirement plan, our non-qualified contributory deferred compensation plan and our defined benefit postretirement health care and life insurance plan, we cannot make reasonably certain estimates of the period of cash settlement. Therefore, these obligations have been excluded from the contractual obligations table above. During 2012, we expect to contribute $4.5 million and $1.1 million, respectively, to our defined benefit pension plan and our defined benefit postretirement health care and life insurance plan. See Note 10 and Note 11 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2011 for further discussion related to these obligations.

Critical Accounting Policies and Estimates

The section entitled “Management’s Discussion & Analysis of Financial Condition and Results of Operations” discusses our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. Accounting estimates are an integral part of the preparation of the consolidated financial statements and the financial reporting process and are based upon current judgments. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported period. Certain accounting estimates are particularly sensitive because of their complexity and the possibility that future events affecting them may differ materially from our current judgments and estimates.

We have reviewed our policies and estimates to determine our critical accounting policies for the year ended December 31, 2011. We have identified the following policies as critical to an understanding of our results of operations and financial condition. This listing of critical accounting policies is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles, with no need for management’s judgment regarding accounting policy. We believe that of our significant accounting policies, which are discussed in Note 1 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2011, the following may involve a higher degree of judgment and complexity.

Revenue recognition. We recognize revenue from our occupied hotel rooms as earned on the close of business each day and from concessions and food and beverage sales at the time of the sale. Revenues from other services at our hotels, such as spa, parking, and transportation services, are recognized at the time services are provided. Attrition fees, which are charged to groups when they do not fulfill the minimum number of room nights or minimum food and beverage spending requirements originally contracted for, as well as cancellation fees, are recognized as revenue in the period they are collected. We recognize revenues from the Opry and Attractions segment when services are provided or goods are shipped, as applicable.

Impairment of long-lived assets and indefinite-lived intangible assets, including goodwill. In accounting for our long-lived assets other than goodwill, we assess our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of the assets or asset group may not be recoverable. Recoverability of long-lived assets that will continue to be used is measured by comparing the carrying amount of the asset or asset group to the related total future undiscounted net cash flows. If an asset or asset group’s carrying value is not recoverable through those cash flows, the asset group is considered to be impaired. The impairment is measured by the difference between the assets’ carrying amount and their fair value, which are estimated using discounted cash flow analyses that utilize comprehensive cash flow projections, as well as observable market data to the extent available. Other than as necessary as a result of the Nashville Flood, as discussed above, no impairment charges on long-lived assets were recorded during 2011.

Goodwill and other intangible assets with indefinite useful lives are not amortized but are tested for impairment at least annually and whenever triggering events or circumstances occur indicating that these intangibles may be impaired. We allocate goodwill to reporting units by comparing the fair value of each reporting unit identified to the total fair value of the acquired company on the acquisition date. We perform our review of goodwill for impairment by comparing the carrying value of the applicable reporting unit to the fair value of the reporting unit. We estimate fair value using discounted cash flow analyses that utilize comprehensive cash flow projections, as well as observable market data to the extent available. If the fair value is less than the carrying value, we measure potential impairment by allocating the fair value of the reporting unit to the tangible assets and liabilities of the reporting unit in a manner similar to a business combination purchase price allocation. The remaining fair value of the reporting unit after assigning fair values to all of the reporting unit’s assets and liabilities represents the implied fair value of goodwill of the reporting unit. The impairment is measured by the difference between the carrying value of goodwill and the implied fair value of goodwill. In connection with the preparation of our financial statements for the third quarter of 2009, as a result of significant adverse changes in the business climate of our Corporate Magic business, we determined that the goodwill of this reporting unit may be impaired and performed an interim impairment review on this goodwill, as described above. As a result, we recorded an impairment charge of $6.6 million during 2009, to write down the carrying value of goodwill at the impaired reporting unit to its implied fair value of $0.3 million. We estimated the fair value of the reporting unit by using a discounted cash flow analysis that utilized comprehensive cash flow projections, as well as assumptions based on market data to the extent available. The discount rate utilized in this analysis was 16%, which reflected market-based estimates of capital costs and discount rates adjusted for management’s assessment of a market participant’s view of risks associated with the projected cash flows of the reporting unit. Holding all other assumptions constant, a 1% increase or decrease in this assumed discount rate would increase or decrease the resulting impairment charge by approximately $0.1 million and $0.1 million, respectively. No additional impairment charges on goodwill were recorded during 2011 or 2010 or during the period ended March 31, 2012.

Stock-based compensation. We record compensation expense equal to the fair value of each stock option award granted on a straight line basis over the option’s vesting period unless the stock option award contains a market provision, in which case we record compensation expense equal to the fair value of each award on a straight-line basis over the requisite service period for each separately vesting portion of the award. The fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton option pricing formula, which requires various judgmental assumptions, including expected volatility, expected term, expected dividend rate, and expected risk-free rate of return. Expected volatilities are based on the historical volatility of our stock. We use historical data to estimate option exercise and employee termination within the valuation model. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. If any of the assumptions used in the Black-Scholes-Merton option pricing formula change significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period. The assumptions for expected volatility and expected term are the two assumptions that significantly affect the grant date fair value. The expected dividend rate and expected risk-free rate of return are not significant to the calculation of fair value.

Derivative financial instruments. We are exposed to certain risks relating to its ongoing business operations. The primary risks managed by using derivative instruments are interest rate risk and commodity price risk. Interest rate swaps are entered into to manage interest rate risk associated with portions of our fixed and variable rate borrowings. Natural gas price swaps are entered into to manage the price risk associated with forecasted purchases of natural gas and electricity used by our hotel properties. We designate certain interest rate swaps as cash flow hedges of variable rate borrowings, the remaining interest rate swaps as fair value hedges of fixed rate borrowings, and natural gas price swaps as cash flow hedges of forecasted purchases of natural gas and electricity.

For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same line item associated with the forecasted transaction and in the same period or periods during which the hedged transaction affects earnings (e.g., in “interest expense” when the hedged transactions are interest cash flows associated with variable rate debt). The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, or ineffectiveness, if any, is recognized in the statement of operations during the current period. For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument, as well as the offsetting loss or gain on the hedged item attributable to the hedged risk, is recognized in the same line item associated with the hedged item in current earnings (e.g., in “interest expense” when the hedged item is fixed-rate debt).

We determine the fair values of our derivative assets and liabilities based on quotes, with appropriate adjustments for any significant impact of non-performance risk of the parties to the contracts. The key input used to determine the fair value of our variable to fixed interest rate swaps and our fixed to variable interest rate swaps is changes in LIBOR interest rates. The key input used to determine the fair value of our variable to fixed natural gas price swaps is the forward price of natural gas futures contracts for delivery at the Henry Hub as quoted on the New York Mercantile Exchange. We believe it is unlikely that materially different estimates for the fair value of financial derivative instruments would be made or reported based on other reasonable assumptions or conditions suggested by actual historical experience and other data available at the time the estimates were made.

We held no derivative positions at March 31, 2012.

Income taxes. Our deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

We must assess the likelihood that we will be able to recover our deferred tax assets. If recovery is not likely, the provision for taxes is increased by recording a reserve, in the form of a valuation allowance, against the estimated deferred tax assets that will not ultimately be recoverable.

We have federal and state net operating loss carryforwards and tax credit carryforwards for which management believes it is more-likely-than-not that future taxable income will be sufficient to realize the recorded deferred tax assets. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies, which involve estimates and uncertainties, in making this assessment. Projected future taxable income is based on management’s forecast of our operating results. Management periodically reviews such forecasts in comparison with actual results and expected trends. We have established valuation allowances for certain federal and state deferred tax assets. At December 31, 2011, we had federal net operating loss carryforwards of $247.2 million (resulting in a deferred tax benefit of $86.4 million), federal credit carryforwards of $4.1 million, and charitable contribution carryforwards of $3.6 million (resulting in a deferred tax benefit of $1.2 million). A valuation allowance of $4.8 million has been provided for certain federal deferred tax assets, including charitable contribution carryforwards, as of December 31, 2011. At December 31, 2011, we had state net operating loss carryforwards of $628.6 million (resulting in a deferred tax benefit of $26.6 million) and state credit carryforwards of $1.1 million. A valuation allowance of $14.5 million has been provided for certain state deferred tax assets, including loss and credit carryforwards, as of December 31, 2011. In the event management determines that a change in the realizability of these deferred tax assets is necessary, we will be required to adjust our deferred tax valuation allowance in the period in which the determination is made. In connection with the REIT conversion, we expect to use all of our federal net operating loss carryforwards and tax credit carryforwards and a substantial portion of our state net operating loss carryforwards. As such, following the completion of the REIT conversion, we expect to have no federal net operating loss carryforwards or tax credit carryforwards and reduced state net operating loss carryforwards.

In addition, we must deal with uncertainties in the application of complex tax regulations in the calculation of tax liabilities and are subject to routine income tax audits. We provide for uncertain tax positions and the related interest and penalties based upon management’s assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. We make this assessment based on only the technical merits of the tax position. The technical merits of a tax position derive from both statutory and judicial authority (legislation and statutes, legislative intent, regulations, rulings, and case law) and their applicability to the facts and circumstances of the tax position. If a tax position does not meet the more likely than not recognition threshold, the benefit of that position is not recognized in the financial statements and a liability for unrecognized tax benefits is established. A tax position that meets the more likely than not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax benefit recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate resolution with a taxing authority. To the extent that we prevail in matters for which a liability for an unrecognized tax benefit is established or are required to pay amounts in excess of the liability established, our effective tax rate in a given financial statement period may be affected.

Retirement and postretirement benefits other than pension plans. The costs and obligations of our retirement and postretirement benefits other than pension plans recognized in our consolidated financial statements are determined from actuarial valuations, which are dependent on significant assumptions, judgments, and estimates. These assumptions, judgments, and estimates, which include discount rates at which the liabilities could be settled at the measurement date, expected return on plan assets, mortality rates, and health care cost trend rates, are evaluated at each annual measurement date. In accordance with generally accepted accounting principles, actual results that differ from these assumptions, judgments, and estimates are accumulated and amortized over future periods and, therefore, affect expense recognized and obligations recorded in future periods.

The discount rate utilized for determining future benefit obligations is based on the market rate of a broad-based index of high-quality bonds receiving an AA- or better rating from a recognized rating agency on our annual measurement date that is matched to the future expected cash flows of the benefit plans by annual periods. The resulting discount rate decreased from 5.3% for both plans as of December 31, 2010 to 4.1% for the retirement plan and to 4.2% for the postretirement benefits other than pension plans at December 31, 2011.

We determine the overall expected long-term return on plan assets based on our estimate of the return that plan assets will provide over the period that benefits are expected to be paid out. In preparing this estimate, we assess the rates of return on each allocation of plan assets, return premiums generated by portfolio management, and advice by our third-party actuary and investment consultants. The expected return on plan assets is a long-term assumption that is determined at the beginning of each year and generally does not significantly change annually. While historical returns are considered, the rate of return assumption is primarily based on projections of expected returns, using economic data and financial models to estimate the probability of returns. The probability distribution of annualized returns for the portfolio using current asset allocations is used to determine the expected range of returns for a ten-to-twenty year horizon. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect our pension expense. The expected return on plan assets assumption used for determining net periodic pension expense for 2011 and 2010 was 8.0%. Actual return on plan assets for 2011 and 2010 was (1.8)% and 12.2%, respectively. Our historical actual return averaged 6.1% for the fifteen-year period ended December 31, 2011. In the future, we may make additional discretionary contributions to the plan or we could be required to make mandatory cash funding payments.

The mortality rate assumption used for determining future benefit obligations as of December 31, 2011 and 2010 was based on the RP 2000 Mortality Tables. In estimating the health care cost trend rate, we consider our actual health care cost experience, industry trends, and advice from our third-party actuary. We assume that the relative increase in health care costs will generally trend downward over the next several years, reflecting assumed increases in efficiency in the health care system and industry-wide cost containment initiatives.

While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect our pension and postretirement benefit obligations and expense. For example, holding all other assumptions constant, a 1% increase or decrease in the assumed discount rate related to the retirement plan would decrease or increase 2011 net periodic pension expense by approximately $0.8 million. Likewise, a 1% increase or decrease in the assumed rate of return on plan assets would decrease or increase, respectively, 2011 net periodic pension expense by approximately $0.7 million. For 2012, we have decreased the assumed rate of return on plan assets by 0.5%.

A 1% increase or decrease in the assumed discount rate related to the postretirement benefit plan would increase net postretirement benefit expense by approximately $0.1 million and $0.4 million, respectively. Finally, a 1% increase or decrease in the assumed health care cost trend rate each year would increase or decrease, respectively, the aggregate of the service and interest cost components of 2011 net postretirement benefit expense by approximately $0.1 million.

Legal Contingencies. We are subject to various legal proceedings and claims, the outcomes of which are subject to significant uncertainty. We record an accrual for loss contingencies when a loss is probable and the amount of the loss can be reasonably estimated. We review these accruals each reporting period and make revisions based on changes in facts and circumstances.

Recently Issued Accounting Standards

For a discussion of recently issued accounting standards, see Note 2 to our condensed consolidated financial statements for the three months ended March 31, 2012 and 2011 included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices. Our primary exposures to market risk are from changes in interest rates and equity prices and changes in asset values of investments that fund our pension plan.

Risk Related to Changes in Interest Rates

Borrowings outstanding under our $925 Million Credit Facility currently bear interest at an annual rate of LIBOR plus 2.25%, subject to adjustment as defined in the credit agreement. If LIBOR were to increase by 100 basis points, our annual interest cost on the $585.0 million in borrowings outstanding under our $925 Million Credit Facility as of March 31, 2012 would increase by approximately $5.9 million.

Certain of our outstanding cash balances are occasionally invested overnight with high credit quality financial institutions. We do not have significant exposure to changing interest rates on invested cash at March 31, 2012. As a result, the interest rate market risk implicit in these investments at March 31, 2012, if any, is low.

Risk Related to Changes in Equity Prices

The $360 million aggregate principal amount of Convertible Notes we issued in September 2009 may be converted prior to maturity, at the holder’s option, into shares of our common stock under certain circumstances as described above under Principal Debt Agreements and in our Annual Report on Form 10-K as of and for the year ended December 31, 2011. The initial conversion price is approximately $27.25 per share. Upon conversion, we may elect, at our option, to deliver shares of our common stock, cash or a combination of cash and shares of our common stock in satisfaction of our obligations to the converting note holders. The fair value of the Convertible Notes will generally increase as our share price increases and decrease as our share price declines.

Concurrently with the issuance of the Convertible Notes, we entered into convertible note hedge transactions intended to reduce the potential dilution upon conversion of the Convertible Notes in the event that the market value per share of our common stock, as measured under the Convertible Notes, at the time of exercise is greater than the conversion price of the Convertible Notes. In connection with the convertible note hedge transactions, we purchased call options to purchase approximately 13.2 million shares of our common stock, subject to anti-dilution adjustments, at a price per share equal to $27.25, the initial conversion price of the Convertible Notes, from counterparties affiliated with the initial purchasers of the Convertible Notes. Separately we sold warrants to the counterparties to the call options whereby they may purchase approximately 13.2 million shares of our common stock at a price of $32.70 per share. As a result of our purchasing the call options and issuing the warrants, the Convertible Notes will not have a dilutive impact on shares outstanding if the share price of our common stock is below $32.70. For every $1 increase in the share price of our common stock above $32.70, we will be required to deliver, upon the exercise of the warrants, the equivalent of $13.2 million in shares of our common stock (at the relevant share price).

Risk Related to Changes in Asset Values that Fund our Pension Plans

The expected rates of return on the assets that fund our defined benefit pension plan are based on the asset allocation of the plan and the long-term projected return on those assets, which represent a diversified mix of equity securities, fixed income securities and cash. As of March 31, 2012, the value of the investments in the pension fund was $67.2 million, and an immediate 10% decrease in the value of the investments in the fund would have reduced the value of the fund by approximately $6.7 million.

DESCRIPTION OF GRANITE CAPITAL STOCK

The following summarizes the material terms of the common stock and undesignated preferred stock of Granite as will be set forth in the Granite Charter (the amended and restated certificate of incorporation of Granite) and which will govern the rights of Granite common stock if the merger agreement is adopted by Gaylord’s stockholders and the merger is thereafter completed. A copy of the form of the Granite Charter is attached as Annex B to this proxy statement/prospectus. While we believe that the following description covers the material terms of Granite’s capital stock, the description may not contain all of the information that is important to you. We encourage you to read carefully this entire document, the Granite Charter and the other documents we refer to for a more complete understanding of Granite’s capital stock following the completion of the merger.

Authorized Capital

The Granite Charter will authorize Granite to issue up to 500,000,000 shares of capital stock, consisting of 400,000,000 shares of common stock, $0.01 par value per share, and 100,000,000 shares of preferred stock, $0.01 par value per share. Gaylord’s restated certificate of incorporation currently authorizes 250,000,000 shares of capital stock, consisting of 150,000,000 shares of common stock, 48,914,467 of which were issued and outstanding as of April 30, 2012, and authorizes 100,000,000 shares of preferred stock, none of which are outstanding. This increase in the number of authorized shares of common stock is intended to provide Granite with additional authorized shares for issuance, including in connection with the special E&P distribution. See the section entitled “The Special E&P Distribution” on page 70.

Granite Common Stock

When issued at the closing of the merger as contemplated in the merger agreement, the Granite common stock will be validly issued, fully paid and non-assessable. Under the DGCL, stockholders generally are not personally liable for a corporation’s acts or debts.

Voting Rights. With respect to all matters upon which stockholders are entitled to vote, except as required by applicable law, the holders of Granite common stock will be entitled to one vote in person or by proxy for each share of Granite common stock outstanding in the name of such stockholder on the record of stockholders. Generally, all matters to be voted on by stockholders of Granite must be approved by a majority (or by a plurality in the case of election of directors where the number of candidates nominated for election exceeds the number of directors to be elected) of the votes entitled to be cast by all shares of Granite common stock present in person or by proxy.

Dividends. Subject to applicable law and rights, if any, of the holders of any outstanding class or series of preferred stock having a preference over Granite common stock with respect to the payment of dividends, dividends may be declared and paid on the Granite common stock from time to time and in amounts as the Granite board of directors may determine. If the merger is approved by Gaylord’s stockholders and thereafter completed, and if Granite thereafter elects to become a REIT, Granite currently intends to commence payment of regular quarterly cash dividends. See the section entitled “Distribution Policy.”

Liquidation Rights. Upon the liquidation, dissolution or winding up of Granite, whether voluntarily or involuntarily, the holders of Granite common stock will be entitled to share ratably in all assets available for distribution after payment or provision for the payment of the debt and liabilities of Granite and to holders of preferred stock then outstanding of any amount required to be paid to them.

Other Provisions. The holders of Granite common stock will not be entitled to any preemptive, subscription or redemption rights, and will not be entitled to the benefit of any sinking fund.

Transfer Agent. The transfer agent and registrar for Granite’s common stock will be Computershare Investor Services.

Preferred Stock

Pursuant to the Granite Charter, the board of directors is empowered, without any approval of the stockholders, to issue shares of preferred stock in one or more classes or series, to establish the number of shares in each class or series, and to fix the voting powers, designations, powers, preferences and relative, participating, optional or other rights, of each such class or series, and any qualifications, limitations or restrictions thereof. The specific rights and powers that may be determined by the Granite board of directors include the authority to provide that any such class or series may be (i) subject to redemption at such time or times and at such price or prices; (ii) entitled to receive dividends (which may be cumulative or non-cumulative) at such rates, on such conditions, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or any other series; (iii) entitled to such rights upon the dissolution of, or upon any distribution of the assets of, the Corporation; or (iv) convertible into, or exchangeable for, shares of any other class or classes of stock.

Currently, there are no shares of Granite preferred stock issued and outstanding.

Because the board of directors of Granite will have the power to establish the preferences and rights of each class or series of preferred stock, it may afford the stockholders of any series of preferred stock preferences, powers and rights senior to the rights of holders of shares of Granite common stock which could have the effect of delaying, deferring or preventing a change in control of Granite. For a description of additional provisions of the Granite Charter that may have the effect of delaying, deferring or preventing a change in control of Granite, see the section entitled “Comparison of Rights of Stockholders of Gaylord and Granite—Anti-Takeover Effect of Certain Provisions of the Granite Charter and Bylaws” on page 155.

Restrictions on Ownership and Transfer

For Granite to comply with and have maximum business flexibility under the Federal Communications Laws (defined in the Granite Charter and including the Communications Act of 1934, as amended), and for Granite to qualify as a REIT under the Code, the Granite Charter contains restrictions on stock ownership and stock transfers summarized below.

All certificates, if any, representing shares of Granite capital stock will bear legends describing or referencing both sets of restrictions. Further, these ownership and transfer restrictions could delay, defer or prevent a transaction or a change in control that might involve a premium price for the Granite REIT common stock or otherwise be in the best interest of our stockholders. See the section entitled “Comparison of Rights of Stockholders of Gaylord and Granite—Anti-Takeover Effect of Certain Provisions of the Granite Charter and Bylaws” on page 155.

Federal Communications Laws Restrictions. The Granite Charter permits Granite to restrict the ownership or proposed ownership of shares of Granite common stock if such ownership or proposed ownership, or the exercise of any rights of ownership with respect to such ownership, by any person could result in any inconsistency with, or violation of, Federal Communications Laws (as defined in the Granite Charter). Under the Granite Charter, Granite may require any person whose ownership, or proposed ownership, or the exercise of any rights of ownership with respect to such ownership, of shares of capital stock of Granite by any person may be inconsistent with, or in violation of, any provision of the Federal

Communications Laws to promptly furnish to Granite such information (including, without limitation, information with respect to the citizenship, other ownership interests and affiliations) as Granite may reasonably request to determine whether the ownership of, or the exercise of any rights with respect to, shares of capital stock of Granite by any such person could result in any inconsistency with, or violation of, the Federal Communications Laws. If such person fails to furnish all of the information Granite requests, or Granite concludes that such person’s ownership or proposed ownership of Granite common stock, or the exercise by such person of any rights of stock ownership in connection with Granite common stock, may be inconsistent with, or in violation of, the Federal Communications Laws, under the terms of the Granite Charter, Granite may (i) refuse to permit the transfer of shares of capital stock of Granite to any proposed transferee, (ii) suspend those rights of stock ownership the exercise of which would result in any inconsistency with, or violation of, the Federal Communications Laws, or (iii) redeem such shares of capital stock of Granite pursuant to the procedures set forth below.

The following procedures apply to the redemption of such person’s Granite capital stock:

•

the redemption price of any redeemed shares of Granite capital stock shall be the lesser of (i) the market price (as defined in the Granite Charter) of such shares on the date of the notice of redemption, and (ii) if such capital stock was purchased by a disqualified holder (as defined in the Granite Charter) within one year of the redemption date, such disqualified holder’s purchase price per share;

•	the redemption price may be paid in cash or any other of Granite’s debt or equity securities or any combination thereof;

•

the Granite board of directors in its sole discretion may decide to only redeem some (but not all) of such person’s shares, which may include the selection of the most recently purchased or acquired shares, selection by lot or selection by such other manner as determined by the board of directors;

•

Granite must provide at least 30 days’ prior written notice of the date on which it plans to effect the redemption (unless waived by such person); provided, that the redemption date may be the date on which written notice is given to such person if the cash (or any other of Granite’s debt or equity securities) necessary to effect the redemption have been deposited in trust for the benefit of such person and are subject to immediate withdrawal by such person upon surrender of the stock certificates (or, in the case of uncertificated shares, evidence of the transfer thereof) for the redeemed shares;

•

from and after the date of the redemption, any and all rights relating to the redeemed shares shall cease and terminate and such person shall only possess the right to obtain cash (or any other of Granite’s debt or equity securities) payable upon the redemption; and

•	such other terms and condition as the Granite board of directors determines.

Restrictions on ownership and transfer of Granite capital stock. In order to qualify as a REIT under the Code for each taxable year beginning after December 31, 2013, Granite’s shares of capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Also, for Granite’s taxable years beginning after December 31, 2013, no more than 50% of the value of the outstanding shares of capital stock of Granite may be owned, directly or constructively, by five or fewer individuals (as defined in the Code to include certain entities) during the second half of any calendar year. See the section entitled “Material Federal Income Tax Consequences—Taxation of Granite Following the Completion of the Merger—Taxation of REITs” beginning on page 161.

The Granite Charter, subject to certain exceptions, contains restrictions on the number of shares of Granite capital stock that a person may own. The Granite Charter provides that (subject to certain exceptions described below) no person may beneficially own, or be deemed to own by virtue of the attribution provisions of the Code, more than 6.9% in value or in number of shares, whichever is more restrictive, of the outstanding shares of capital stock, or any class or series of capital stock, of Granite. For purposes of these calculations, shares of capital stock that may be acquired upon conversion, exchange or exercise of any securities of Granite held by a person, but not capital stock issuable with respect to the conversion, exchange or exercise of securities for Granite held by other persons, shall be deemed to be outstanding prior to conversion, exchange or exercise.

The applicable constructive ownership rules under the Code are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be treated as owned by one individual or entity. As a result, the acquisition of less than 6.9% in value or number of Granite’s outstanding capital stock, or any class or series of capital stock (including through the acquisition of an interest in an entity that owns, actually or constructively, any Granite capital stock) by an individual or entity could nevertheless cause that individual or entity, or another individual or entity, to own, constructively or beneficially, in excess of 6.9% in value or number of Granite’s outstanding capital stock, or any class or series of capital stock.

Pursuant to the Granite Charter, the Granite board of directors has the power (prospectively or retroactively) to increase or decrease the 6.9% ownership limit referenced above. However, any decreased stock ownership limit will not apply to any person whose percentage ownership of Granite capital stock or any class or series of capital stock, as the case may be, is in excess of such decreased stock ownership limit until that person’s percentage ownership of Granite capital stock or any class or series of capital stock, as the case may be, equals or falls below the decreased stock ownership limit. Until such a person’s percentage ownership of Granite’s capital stock or any class or series of capital stock, as the case may be, falls below such decreased stock ownership limit, any further acquisition of capital stock or any class or series of capital stock, as the case may be, will be in violation of the decreased stock ownership limit.

Granite’s board of directors, in its sole discretion, may exempt a person from the foregoing restrictions (as defined in the Granite charter, an “excepted holder”). The person seeking an exemption must provide to Granite’s board of directors such representations and undertakings and satisfy such conditions, in each case as Granite’s board of directors may deem necessary or advisable to conclude that granting the exemption will not cause Granite to lose its qualification as a REIT. Granite’s board of directors may also require a ruling from the IRS or an opinion of counsel in order to determine or ensure Granite’s qualification as a REIT in the context of granting such exemptions. In addition to Granite’s board of directors having the discretion to exempt an excepted holder, the Granite Charter provides that (i) TRT (as defined in the Granite Charter) will be permitted to hold shares of common stock not to exceed 22.0% of the outstanding shares of common stock, and (ii) any other person that holds shares of common stock in excess of 6.9% of the outstanding shares of common stock on the date of the completion of the merger will be permitted to hold shares in an amount not to exceed the amount of shares held as of such date (provided, that in no event will any individual (within the meaning of Section 542(a)(2) of the Code as modified by Section 856 of the Code) other than TRT (which will be subject to the limitations noted above) be permitted to beneficially own or constructively own shares in excess of the 6.9% ownership limit).

Pursuant to the Granite Charter, the Granite board of directors may only reduce the revised ownership limit for an excepted holder (a) with the written consent of such excepted holder, or (b) pursuant to the terms and conditions of the agreements and undertakings entered into with such excepted holder in connection with the establishment of the revised ownership limit for that excepted holder. Notwithstanding the foregoing, the Granite board of directors also may reduce the revised ownership limit then applicable to one or more particular excepted holders if such reduction is, in the judgment of the board of directors, in its sole discretion, necessary or advisable in enabling Granite to maintain its qualification as a REIT or is otherwise in the best interest of Granite. Any such decreased stock ownership limit, however, will not apply to any person whose percentage ownership of Granite capital stock or any class or series of capital stock, as the case may be, is in excess of such decreased stock ownership limit until that person’s percentage ownership of Granite capital stock or any class or series of capital stock, as the case may be, equals or falls below the decreased stock ownership limit. Until such a person’s percentage ownership of Granite’s capital stock or any class or series of capital stock, as the case may be, falls below such decreased stock ownership limit, any further acquisition of capital stock or any class or series of capital stock, as the case may be, will be in violation of the decreased stock ownership limit. The Granite Charter also provides that no such decreased stock ownership limit applicable to any excepted holder shall be reduced to a percentage that is less than the stock ownership limit applicable to Granite’s stockholders generally.

The Granite Charter also (A) prohibits any person from beneficially or constructively owning shares of Granite’s capital stock that would result in Granite being “closely held” under Section 856(h) of the Code or otherwise cause Granite to fail to qualify as a REIT or (B) any transfer of shares of capital stock if the transfer would result in Granite’s capital stock being beneficially owned by fewer than 100 persons. In addition, the Granite Charter provides that (i) no person shall beneficially own shares of capital stock to the extent such beneficial ownership of capital stock would result in Granite failing to qualify as a “domestically controlled qualified investment entity” within the meaning of Section 897(h) of the Code, and (ii) no Person shall beneficially own shares of capital stock to the extent such beneficial ownership of capital stock would result in Granite being “predominantly held” (within the meaning of Section 856(h)(3)(D) of the Code) by “qualified trusts” (within the meaning of Section 856(h)(3)(E) of the Code).

The Granite Charter provides that any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of Granite’s capital stock that will or may violate any of the foregoing restrictions on transferability and ownership, or who is the intended transferee of shares of Granite’s capital stock that are transferred to the trust (as described below), is required to give written notice immediately to Granite and provide Granite with such other information as Granite may request in order to determine the effect of such transfer on Granite’s qualification as a REIT. The foregoing restrictions on transferability and ownership will not apply if Granite’s board of directors determines that it is no longer in Granite’s best interests to attempt to qualify, or to continue to qualify, as a REIT.

The Granite Charter provides that any attempted transfer of shares of Granite capital stock or other event which, if effective, would result in a violation of the foregoing restrictions will cause the number of shares causing the violation to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries, and the proposed transferee or stockholder whose shares would result in this violation will not acquire any rights in such shares. The automatic transfer will be deemed to be effective as of the close of business on the business day (as defined in the Granite Charter) prior to the date of the transfer or other event (but in no event earlier than the date of the closing of the merger). If, for any reason, the transfer to the trust does not occur or would not prevent a violation of the restrictions on ownership contained in the Granite Charter, the Granite Charter provides that the purported transfer will be void ab initio.

Shares of Granite capital stock held in the trust will be issued and outstanding shares. The proposed transferee will not benefit economically from ownership of any shares of Granite capital stock held in the trust, will have no rights to dividends and no rights to vote or other rights attributable to the shares of capital stock held in the trust. The trustee of the trust will have all voting rights and rights to dividends or other distributions with respect to shares held in the trust. These rights will be exercised for the exclusive benefit of the charitable beneficiary. Any dividend or other distribution paid prior to Granite’s discovery that shares of capital stock have been transferred to the trust will be paid by the recipient to the trustee upon demand. Any dividend or other distribution authorized but unpaid will be paid when due to the trustee. Any dividend or distribution paid to the trustee will be held in trust for the charitable beneficiary. Subject to Delaware law, the trustee will have the authority to rescind as void any vote cast by the proposed transferee or stockholder whose shares would result in this violation prior to Granite’s discovery that the shares have been transferred to the trust and to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. However, if Granite has already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote.

Within 20 days after receiving notice from Granite that shares of Granite’s capital stock have been transferred to the trust, the Granite Charter provides that the trustee will sell the shares to a person designated by the trustee, whose ownership of the shares will not violate the above ownership limitations. Upon such sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee or stockholder whose ownership would result in the violation and to the charitable beneficiary as follows: the proposed transferee or such stockholder will receive the lesser of (1) the price paid by the proposed transferee or stockholder for the shares or, if the proposed transferee did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., a gift, devise or other similar transaction or in the case of a non-transfer event), the market price (as defined in the Granite Charter) of the shares on the day of the event causing the shares to be held in the trust and (2) the price received by the trustee from the sale or other disposition of the shares. Any net sale proceeds in excess of the amount payable to the proposed transferee will be paid immediately to the charitable beneficiary. If, prior to Granite’s discovery that shares of Granite capital stock have been transferred to the trust, the shares are sold by the proposed transferee or stockholder whose ownership would result in the violation, then (1) the shares shall be deemed to have been sold on behalf of the trust and (2) to the extent that the proposed transferee received an amount for the shares that exceeds the amount the proposed transferee was entitled to receive, the excess shall be paid to the trustee upon demand.

In addition, the Granite Charter provides that shares of capital stock held in the trust will be deemed to have been offered for sale to Granite, or a designee of Granite, at a price per share equal to the lesser of the price per share in the transaction that resulted in the transfer to the trust (or, in the case of a devise or gift or non-transfer event, the market price at the time of the devise or gift or non-transfer event) and the market price on the date Granite, or its designee, accepts the offer. Granite will have the right to accept the offer until the trustee has sold the shares. Upon a sale to Granite, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee or stockholder whose ownership would have resulted in the violation.

The Granite Charter provides that every owner of more than 5% (or such lower percentage as required by the Code or the regulations promulgated thereunder) in number or in value of the outstanding shares of capital stock, within 30 days after the end of each taxable year, will be required to give written notice to Granite stating the name and address of such owner, the number of shares of Granite’s capital stock that the owner beneficially owns or constructively owns and a description of the manner in which the shares are held. Each owner shall provide to Granite such additional information as Granite may request to determine the effect, if any, of the beneficial ownership or constructive ownership on Granite’s qualification as a REIT and to ensure compliance with the ownership limitations. In addition, the Granite Charter provides that each such owner shall, upon demand, be required to provide to Granite such information as Granite may request, in good faith, to determine its qualification as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance and to ensure compliance with the 6.9% ownership limitations in the Granite Charter.

COMPARISON OF RIGHTS OF STOCKHOLDERS OF GAYLORD AND GRANITE

The following describes some of the differences between the current rights of holders of Gaylord common stock and the rights of holders of Granite common stock after the merger is completed, and also summarizes certain provisions of the Delaware General Corporation Law, the Gaylord Charter (the restated certificate of incorporation of Gaylord), the Gaylord Bylaws (the second amended and restated bylaws of Gaylord), the Granite Charter or (the amended and restated certification of incorporation of Granite) the Granite Bylaws (the amended and restated bylaws of Granite). For information on how to obtain the Gaylord Charter or Gaylord Bylaws, see the section entitled “Where You Can Find More Information.” A copy of the forms of the Granite Charter and the Granite Bylaws are attached as Annex B and Annex C, respectively, to this proxy statement/prospectus. While we believe that the following description covers some of the differences between the current rights of holders of Gaylord common stock and the rights of holders of Granite common stock after the merger is completed and summarizes certain provisions referenced above, the description may not contain all of the information that is important to you. We encourage you to read carefully these entire documents and the other documents we refer to for a more complete understanding of the information set forth below.

General

If the merger is completed you will obtain the right to receive a number of shares of Granite common stock equal to, and in exchange for, the number of shares of Gaylord common stock you then own. As a holder of Gaylord common stock, your rights are governed by the DGCL, the Gaylord Charter, and the Gaylord Bylaws. If the merger is completed, your rights will be governed by the DGCL, the Granite Charter and the Granite Bylaws. Generally, except as described below, and except that the Granite Charter will include restrictions on ownership and transfer intended to allow us to maintain our REIT qualification, the Granite Charter and the Granite Bylaws will contain no material differences as compared to the Gaylord Charter and the Gaylord Bylaws, which currently govern your rights as a stockholder.

The Granite Charter and the Granite Bylaws will contain provisions that could have the effect of delaying, deferring or preventing a transaction or a change in control of Granite by means of a tender offer, proxy contest or otherwise that might involve a premium price for holders of shares of Granite’s common stock or otherwise be in the best interests of the Granite stockholders. See “Anti-Takeover Effect of Certain Provisions of the Granite Charter and Bylaws.”

Amendment of Charter and Bylaws

Gaylord. The Gaylord Charter provides that the amendment, repeal, or adoption of any provision inconsistent with certain sections of the Gaylord Charter requires the affirmative vote of the holders of at least 66 2/3% of the issued and outstanding stock of Gaylord. In addition, the Gaylord Charter and the Gaylord Bylaws provide that the Gaylord Bylaws may be amended by the affirmative vote of at least 66 2/3% of the issued and outstanding stock of Gaylord entitled to vote thereon. The Gaylord Bylaws may also be amended by the affirmative vote of a majority of the board of directors constituting a quorum at any regular or special meeting of the board of directors.

Granite. The amendment provisions of the Granite Charter and the Granite Bylaws contain no material differences as compared to the amendment provisions of the Gaylord Charter and the Gaylord Bylaws.

Meetings of the Stockholders; Right to Call Special Meetings; No Action by Written Consent

Gaylord. Under the Gaylord Bylaws, annual meetings of the stockholders are to be held at the date, time and place designated by the board of directors and no business may be transacted at an annual meeting of stockholders unless the business is properly brought before the meeting. Under the Gaylord Charter and the Gaylord Bylaws, special meetings of the stockholders may be called only by the chairman of the board of directors or a majority of the board of directors and business transacted at a special meeting of stockholders is confined to the objects stated in the notice of the meeting. The Gaylord Charter also prohibits stockholders from taking action by written consent.

Granite. The provisions of the Granite Charter and the Granite Bylaws with respect to the process for holding and business to be transacted at annual and special meetings of stockholders and the prohibition against stockholders taking action by written consent contain no material differences as compared to the corresponding provisions of the Gaylord Charter and the Gaylord Bylaws.

Advance Notice of Director Nominations and Stockholder Proposals

Gaylord. The Gaylord Bylaws establish an advance notice procedure for stockholders to make nominations of candidates for directors or to bring other business before a stockholder meeting. Nominations for persons as directors may be made by a stockholder who is a stockholder of record at the time of giving of notice of the nomination and who is otherwise entitled to vote at the meeting. The stockholder’s notice must be timely delivered and provide information regarding the stockholder, the nominee and certain other information as set forth in the Gaylord Bylaws. To be timely, the stockholder’s notice must be delivered to, or mailed and received by, the secretary at Gaylord’s principal executive offices not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders. In the event that the annual meeting is called for a date not within 30 days before or after such anniversary date, then the stockholder’s notice must be received no earlier than 120 days prior to the meeting and no later than 90 days prior to the meeting or the 10th day following the day on which notice of the date of the meeting was mailed or publicly disclosed, whichever occurs first.

Stockholder proposals, other than nominations of persons for election as directors, may be properly brought before an annual meeting of stockholders by a stockholder who is a stockholder of record at the time of giving notice of the proposal and who is otherwise entitled to vote at the meeting. The stockholder’s notice must be timely delivered and provide certain information regarding the stockholder, the business desired to be brought before the annual meeting and other information as set forth in the Gaylord Bylaws. To be timely, the notice must be delivered to, or mailed and received by, the secretary at Gaylord’s principal executive offices not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders. In the event that the annual meeting is called for a date not within 30 days before or after such anniversary date, then the stockholder’s notice must be received no sooner than 120 days prior to the meeting and no later than 90 days prior to the meeting or the 10th day following the day on which notice of the date of the meeting was mailed or publicly disclosed, whichever occurs first.

Granite. The advance notice provisions with respect to director nominations and stockholder proposals in the Granite Bylaws contain no material differences as compared to the corresponding provisions of the Gaylord Bylaws.

Number and Election of Directors; Vacancies; Removal

Gaylord. The Gaylord Charter and the Gaylord Bylaws provide that the business and affairs of Gaylord will be managed by the board of directors which shall consist of not less than one nor more than 15 directors. The vote of a majority of the entire board of directors determines the exact number of directors. The Gaylord Bylaws provide that directors shall be elected by a plurality of the shares present in person or by proxy at a meeting of stockholders and entitled to vote on the election of directors. The Gaylord Charter and the Gaylord Bylaws provide that directors elected shall hold office until the next annual meeting of stockholders after such election and until his or her successor is elected and qualified. The Gaylord Charter also provides that any vacancy on the board of directors, however caused, will be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director. The Gaylord Charter provides that any or all of the directors of the company may be removed from office at any time, but only for cause, by an affirmative vote of the holders of a majority of the issued and outstanding stock of the company then entitled to vote generally in the election of directors.

Granite. Except as noted below, the provisions of the Granite Charter and the Granite Bylaws with respect to the number and election, vacancies and removal of directors contain no material differences as compared to the corresponding provisions of the Gaylord Charter and the Gaylord Bylaws. The Granite Bylaws provide that directors shall be elected by the vote of the majority of the votes cast with respect to the director’s election; provided, however, that if the number of nominees for director exceeds the number of directors to be elected, the Granite Bylaws provide that the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors. The Granite Charter does not include any provision similar to the provision in the Gaylord Charter providing that directors may only be removed for cause.

Shareholder Rights Plan

Gaylord. Gaylord currently has in effect a shareholder rights plan (the “Gaylord Rights Plan”) under which preferred stock purchase rights are attached to Gaylord’s common stock pursuant to such plan. The Gaylord Rights Plan has an ownership trigger percentage of 22% and provides that when specified events occur, Gaylord’s shareholders will be entitled to purchase shares of preferred stock of Gaylord. These preferred stock purchase rights are triggered by the earlier to occur of (i) ten days after the date of a public announcement that a person or group acting in concert has acquired beneficial ownership (as defined in the Gaylord Rights Plan) of 22% or more of Gaylord’s outstanding common stock or (ii) ten business days after the commencement of or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in the acquiring person becoming the beneficial owner of 22% or more of Gaylord’s outstanding common stock. These preferred stock purchase rights would result in significant dilution to any person or group that attempted to acquire beneficial ownership of 22% or more of Gaylord’s common stock on terms not approved by Gaylord’s board of directors.

The preferred stock purchase rights under the Gaylord Rights Plan are currently scheduled to expire on August 12, 2012. Gaylord amended its corporate governance guidelines to include a policy with respect to shareholder rights plans pursuant to the terms of a letter agreement dated as of January 13, 2012 entered into by Gaylord with TRT Holdings, Inc. and Robert Rowling. This rights plan policy governs the ability of Gaylord to adopt a new shareholder rights plan following the expiration of the Gaylord Rights Plan. In addition, at Gaylord’s annual meeting of stockholders held on May 10, 2012, Gaylord’s stockholders approved a non-binding shareholder proposal requesting that the Gaylord board of directors not extend the August 12, 2012 expiration date of the Gaylord Rights Plan without stockholder approval. Accordingly, Gaylord could adopt a new shareholder rights plan at any time following the expiration of the Gaylord Rights Plan without stockholder approval as long as such adoption complies with the corporate governance guidelines of Gaylord.

Granite REIT. Granite does not have a shareholder rights plan, and it is currently contemplated that upon the closing of the merger Granite will not have a shareholder rights plan. However, Granite could adopt a shareholder rights plan at any time without shareholder approval as long as such adoption complies with the corporate governance guidelines of Granite (as the successor to the corporate governance guidelines of Gaylord).

Anti-Takeover Effect of Certain Provisions of the Granite Charter and Bylaws

Certain provisions of the Granite Charter and the Granite Bylaws, described below, as well as the ability of the Granite board of directors to issue shares of preferred stock and to set voting rights, preferences and other terms of the preferred stock, could delay, defer or prevent a transaction or a change in control of Granite that might involve a premium for the holders of Granite common stock or might otherwise not be in their best interests.

Size of the Board of Directors; Filling of Vacancies. The Granite Charter provides that the board of directors of Granite shall consist of not less than one and not more than 15 persons, with the exact number fixed from time to time by the majority voting of the entire board of directors. The Granite Charter provides that any vacancy on the board of directors, including one created by an increase in the number of directors, may be filled only by a majority of the directors then in office (even if less than a quorum), or by a sole remaining director. The combined result of these provisions is that Granite’s stockholders cannot increase the size of the board and fill newly created directorships without amending the Granite Charter.

Special Meeting of Stockholders; No Stockholder Action by Written Consent. The Granite Charter provides that special meetings of stockholders may be called only by the chairman of the board of directors or a majority of the board of directors. The Granite Charter also prohibits stockholders from taking any action by written consent. These provisions limit the ability of stockholders to take certain actions, except at an annual meeting of stockholders, which may hinder or delay the ability of others to acquire control of Granite.

Advance Notice of Director Nominations and Stockholder Proposals. The Granite Bylaws include an advance notice, informational requirements and time limitations on any director nomination or stockholder proposal that a stockholder wishes to make at a meeting of stockholders. Failure to comply with these advance notice, timing and informational requirements can result in a stockholder’s director nomination or proposal not being considered at a meeting of stockholders.

Supermajority Voting Requirements. As required by Delaware law, any amendment to the Granite Charter must first be approved by Granite’s board of directors and, if required by law, thereafter approved by a majority of the outstanding shares entitled to vote with respect to the amendment. In addition, under the Granite Charter, the amendment, repeal, or adoption of any provision inconsistent with certain sections of the Granite Charter requires the affirmative vote of the holders of at least 66 2/3% of the issued and outstanding stock of Granite entitled to vote thereon, voting together as a single class. The Granite Charter and the Granite Bylaws also provide that the Granite Bylaws may be amended by the affirmative vote of at least 66 2/3% of the issued and outstanding stock of Granite entitled to vote thereon, voting together as a single class. These supermajority voting provisions could delay, deter or prevent a change in control of Granite or Granite’s management.

Ownership Limitations. Primarily to protect us against the risk of losing our status as a REIT, the Granite Charter contains provisions that limit the ownership by any person of shares of any class or series of our capital stock. Additionally, because WSM-AM is regulated by the Federal Communications Commission, the Granite Charter contains provisions limiting ownership of capital stock of Granite if such ownership would violate or be inconsistent with federal communications laws. These provisions may have the effect of inhibiting or impeding a change in control. See the section entitled “Description of Granite Capital Stock—Restrictions on Ownership and Transfer” beginning on page 146.

LIMITATION OF LIABILITY AND

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Delaware General Corporation Law. Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Subsection (d) of Section 145 of the DGCL provides that any indemnification under subsections (a) and (b) of Section 145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of Section 145. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

Section 145 of the DGCL further provides that to the extent a present or former director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith; that such expenses may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in Section 145 of the DGCL; that any indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 of the DGCL shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; that any indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators; and empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145.

Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, which concerns the unlawful payment of dividends or an unlawful stock purchase or redemption, or (iv) for any transaction from which the director derived an improper personal benefit.

Granite Organizational Documents. The Granite Charter will provide that no director shall be personally liable to Granite or its stockholders for monetary damages, for breach of fiduciary duty as a director, except for liability to the extent provided by applicable law (a) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (c) under Section 174 of the DGCL, which concerns the unlawful payment of dividends or an unlawful stock purchase or redemption, or (d) for any transaction from which the directors derived an improper personal benefit.

The Granite Charter and Granite Bylaws will provide that Granite shall indemnify to the fullest extent authorized or permitted by the DGCL (as now or hereafter in effect) any person made, or threatened to be made, a party or witness to any threatened, pending or completed action, suit or proceeding (whether civil, criminal or otherwise) by reason of the fact that he or she is or was a director or officer of Granite or by reason of the fact that such director or officer, at the request of Granite is or was serving any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, in any capacity, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her or on his or her behalf in connection therewith. Notwithstanding the foregoing, except for proceedings to enforce rights to indemnification, Granite shall not be obligated to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such persons unless such proceeding (or part thereof) was authorized or consented to by the board of directors of Granite. The right to indemnification in the Granite Charter and Granite Bylaws shall include the right to be paid by Granite the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by Granite as authorized in the Granite organizational documents. The Granite Bylaws provide that such expenses incurred by former directors and officers may be so paid upon such terms and conditions, if any, as Granite deems appropriate.

The Granite Charter and Granite Bylaws provide that any repeal or modification of the limitation of liability and indemnification provisions summarized above will only be prospective and will not affect the rights of current or former directors or officers under these provisions in effect at the time of the alleged occurrence of any acts, omissions, facts or circumstances occurring prior to such repeal or modification.

Indemnification Agreements. If the merger occurs, Granite will assume Gaylord’s obligations under the existing indemnification agreements between Gaylord and its non-employee directors. These indemnification agreements are intended to complement the indemnification protection under the DGCL and Granite’s organizational documents and to provide for indemnification of these directors to the fullest extent permitted by applicable law.

Directors’ and Officers’ Insurance. Gaylord maintains, and if the merger occurs Granite will maintain, insurance on behalf of any person who is or was an officer or director against claims or liability asserted against him or her and incurred by him or her in such capacity, or arising out of his or her status as such, whether or not we would have the power or the obligation to indemnify him or her against such liability under Granite’s organizational documents.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

The following discussion is a summary of the material federal income tax consequences of the merger, the special E&P distribution and the REIT conversion. This discussion is based upon the Code, Treasury regulations promulgated thereunder, administrative pronouncements and judicial decisions as of the date of this proxy statement/prospectus, all of which are subject to change or differing interpretations at any time, possibly with retroactive effect.

This discussion assumes that Gaylord stockholders hold their Gaylord common stock and, after the merger is completed, will hold their shares of Granite common stock as capital assets within the meaning of the Code. This discussion does not address all potential tax consequences that may be relevant to a particular Gaylord stockholder in light of its particular circumstances. Further, this discussion does not address holders of Gaylord common stock who are subject to special treatment under federal income tax laws, including: (i) tax-exempt organizations; (ii) S corporations and other pass-through entities and owners thereof; (iii) entities taxable as a partnership for federal income tax purposes and owners thereof; (iv) insurance companies and other financial institutions; (v) mutual funds; (vi) dealers in stocks and securities; (vii) traders or investors in Gaylord common stock who elect the mark-to-market method of accounting for such stock; (ix) stockholders who received their Gaylord common stock from the exercise of employee stock options or otherwise as compensation; (x) stockholders who hold their Gaylord common stock in a tax-qualified retirement plan, individual retirement account or other qualified savings account; (xi) stockholders who hold their Gaylord common stock as part of a hedge, straddle, or a constructive sale or conversion transaction or other risk reduction or integrated investment transaction; (xii) certain U.S. expatriates; and (xiii) individuals who are not citizens or residents of the U.S., foreign corporations and other foreign entities (except as noted below). This discussion also does not address the effect of any state, local or foreign tax laws that may apply or the application of the federal estate and gift tax or the alternative minimum tax.

Holders of Gaylord common stock should consult their tax advisors regarding the application of the federal income tax laws to their particular situations as well as the applicability of any federal estate and gift, state, local or foreign tax laws to which they may be subject.

Taxation of the Merger

The merger is intended to qualify as a reorganization under Section 368(a) of the Code, and the federal income tax consequences summarized below are based on the assumption that the merger will so qualify. Prior to the effectiveness of this Registration Statement, our special tax counsel, Skadden, has rendered an opinion that the merger will be treated for federal income tax purposes as a reorganization under Section 368(a) of the Code. Such opinion is conditioned upon the accuracy, as of the date hereof and of the effective date of the merger, of statements, representations and covenants made by officers and other representatives of Gaylord and is subject to the conditions, limitations, and qualifications referenced below and in the opinion. Any inaccuracy in any of the statements, representations or assumptions or breach of any of the covenants upon which such opinion is based could adversely affect the opinion and alter the conclusions described below. Moreover, such opinion is not binding on the IRS, and there can be no assurances that such opinion will be accepted by the IRS or, if challenged, by a court. Assuming that the merger qualifies as a reorganization, then, in general:

•	neither Gaylord nor Granite will recognize any gain or loss as a result of the merger;

•	holders of Gaylord common stock will not recognize any gain or loss on the exchange of shares of Gaylord common stock for Granite common stock in the merger;

•

the initial aggregate tax basis to a Gaylord stockholder of the Granite common stock received in exchange for shares of Gaylord common stock pursuant to the merger will equal the Gaylord stockholder’s aggregate tax basis in the shares of Gaylord stock surrendered; and

•	the holding period of a Gaylord stockholder for the Granite common stock received pursuant to the merger will include the holding period of the shares of Gaylord common stock surrendered in exchange.

Gaylord stockholders that have acquired different blocks of Gaylord common stock at different times or at different prices should consult their tax advisors regarding the allocation of their aggregate basis among, and their holding period of, shares of Granite common stock received pursuant to the merger.

Gaylord believes that it is a U.S. real property holding corporation, or a USRPHC, due to its ownership of real property. The determination of whether Gaylord is a USRPHC is fact specific and depends on the composition of its assets. Generally, a corporation is a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. If Gaylord is a USRPHC, non-U.S. persons that own or have owned in excess of 5% of the outstanding Gaylord common stock during the applicable testing period may be required to comply with certain reporting and other requirements of Section 897 of the Code and applicable Treasury regulations in order to achieve nonrecognition of gain, carryover tax basis and tacked holding periods upon the exchange of their Gaylord common stock for Granite common stock pursuant to the merger. Such non-U.S. persons should consult their tax advisors to determine their reporting and other obligations with respect to the exchange of Gaylord common stock for Granite common stock pursuant to the merger.

Holders of Gaylord common stock must generally keep a permanent record of facts relating to the merger. In addition, under applicable Treasury regulations, “significant holders” of Gaylord common stock (i.e., holders owning 5% or more of the outstanding common stock immediately before the consummation of the merger), will be required to comply with certain reporting requirements. A significant holder will generally be required to file a statement with the holder’s federal income tax return for the taxable year that includes the consummation of the merger. That statement must set forth the holder’s tax basis in, and the fair market value of, the shares of Gaylord common stock surrendered pursuant to the merger (both as determined immediately before the consummation of the merger), the date of the merger, and the name and employer identification number of Gaylord and Granite.

Taxation of the Special E&P Distribution

We have applied for a ruling from the IRS to the effect that the special E&P distribution will be treated for federal income tax purposes as a taxable distribution, in which case stockholders participating in the special E&P distribution would recognize ordinary dividend income to the extent of their allocable share of our current and accumulated earnings and profits. Any amounts received in excess of such earnings and profits would first be treated as a tax free return of capital, to the extent of the stockholder’s tax basis in its shares of our common stock, and would thereafter be treated as capital gain, provided that our common stock is held as a capital asset.

We currently expect that a portion of the special E&P distribution will exceed our current and accumulated earnings and profits allocable to the special E&P distribution and that a part of the special E&P distribution will constitute a return of capital and/or capital gain to you. The determination of earnings and profits is complex and depends upon facts with respect to which we may have less than complete information, as well as the application of law which is subject to differing interpretations. There can be no assurance that the IRS will agree with our determination of the amount of our current and accumulated earnings and profits or the portion thereof that is allocable to the special E&P distribution.

The details and consequences of the special E&P distribution will be described in the election form and accompanying materials that will be mailed to stockholders in connection with the special E&P distribution, which is expected to occur in the fourth quarter of 2012.

Taxation of Granite Following the Completion of the Merger

Granite is not currently a REIT. Our board of directors has authorized us to take the steps necessary for Granite to elect to be subject to tax as a REIT, effective for its taxable year commencing January 1, 2013. While we plan to organize and operate Granite in such a manner as to qualify for taxation as a REIT, no assurance can be given that Granite will succeed in qualifying as a REIT beginning on January 1, 2013.

Although we do not intend to request a ruling from the IRS as to Granite’s qualification as a REIT, Skadden has, prior to the effectiveness of this Registration Statement, rendered an opinion that, following the proposed transactions for the REIT conversion and as of January 1, 2013, Granite will be organized in conformity with the requirements for qualification as a REIT under the Code, and Granite’s proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT. You should be aware, however, that opinions of counsel are not binding on the IRS or any court. The opinion of Skadden represents only the view of Skadden based on its review and analysis of existing law and on certain representations as to factual matters and covenants made by us, including representations relating to the values of Granite’s assets and the sources of its income and the future conduct of its business operations. Given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations and the possibility of future changes in our circumstances, no assurance can be given by Skadden or us that Granite will so qualify for any particular year.

The opinion of Skadden is expressed as of the date issued and does not cover subsequent periods. Skadden will have no obligation to advise us or the holders of Granite common stock of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in the applicable law. Furthermore, both the validity of any opinion of Skadden and Granite’s qualification as a REIT will depend on its satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis, which will not be monitored by Skadden. Granite’s ability to satisfy the asset tests will depend upon an analysis of the fair market values of Granite’s assets, some of which are not susceptible to a precise determination. Granite’s compliance with the REIT income and quarterly asset requirements will also depend upon Granite’s ability to successfully manage the composition of its income and assets on an ongoing basis. The IRS could contend that Granite’s interests in any taxable REIT subsidiaries, or TRSs (as described below), or other issuers would give rise to a violation of the REIT requirements.

Taxation of REITs

Granite’s qualification and taxation as a REIT will depend upon its ability to meet, on a continuing basis, various qualification requirements imposed upon REITs by the Code. The material qualification requirements are summarized below under “—Requirements for Qualification as a REIT – General.” While Granite intends to operate so that it qualifies as a REIT, no assurance can be given that the IRS will not challenge its qualification, or that it will be able to operate in accordance with the REIT requirements in the future. See “—Failure to Qualify as a REIT.”

Provided that Granite qualifies as a REIT, it will generally be entitled to a deduction for dividends that it pays and therefore will not be subject to federal corporate income tax on its net income that is distributed to its stockholders on a current basis. This deduction for dividends paid substantially eliminates the “double taxation” of corporate income (i.e., taxation at both the corporate and stockholder levels) that generally results from investment in a corporation. In general, income that is generated by a REIT and distributed to its stockholders on a current basis is taxed only at the stockholder level.

For tax years through 2012, most domestic stockholders that are individuals, trusts or estates are taxed on corporate dividends at a maximum federal income tax rate of 15% (the same as long-term capital gains). With limited exceptions, however, dividends received by stockholders from entities that are taxed as REITs are generally not eligible for the reduced rates, and are taxed at rates applicable to ordinary income. The favorable tax rates applicable to dividends received from corporations other than REITs are currently scheduled to expire in tax years beginning after December 31, 2012. It is not known whether, or in what form, the current rules governing the taxation of dividends paid by corporations will be extended or otherwise revised with respect to tax years after 2012. See “—Taxation of Stockholders—Taxation of Taxable Domestic Stockholders—Distributions.”

Net operating losses, foreign tax credits and other tax attributes of a REIT generally do not pass through to the REIT’s stockholders, subject to special rules for certain items such as capital gains recognized by the REIT. See “—Taxation of Stockholders—Taxation of Taxable Domestic Stockholders—Distributions.”

If Granite qualifies as a REIT, it will nonetheless be subject to federal income tax in the following circumstances:

•	Granite will be subject to tax at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

•	Granite may be subject to the “alternative minimum tax” on its items of tax preference, including any deductions of net operating losses.

•

A 100% excise tax may be imposed on some items received or accrued by Granite from its TRSs (as described below) if and to the extent that the IRS successfully asserts that the economic arrangements between Granite and its TRSs are not comparable to similar arrangements between unrelated parties.

•

If Granite has net income from prohibited transactions, which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax.

•

If Granite elects to treat property that it acquires in connection with a foreclosure of a mortgage loan or certain leasehold terminations as “foreclosure property,” Granite may thereby avoid the 100% prohibited transactions tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction), but the income from the sale or operation of the property may be subject to corporate income tax at the highest applicable rate (currently 35%).

•

If Granite fails to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but nonetheless maintains its qualification as a REIT because certain other requirements are met, it will be subject to a 100% tax on an amount based on the magnitude of the failure adjusted to reflect the profit margin associated with Granite’s gross income.

•

If Granite fails to satisfy the asset tests (other than certain de minimis violations) or other requirements applicable to REITs, as described below, yet nonetheless maintains qualification as a REIT because there is reasonable cause for the failure and other applicable requirements are met, it may be subject to a penalty tax. In that case, the amount of the penalty tax will be at least $50,000 per failure, and, in the case of certain asset test failures, will be determined as the amount of net income generated by the assets in question multiplied by the highest corporate tax rate (currently 35%) if that amount exceeds $50,000 per failure.

•

If Granite fails to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, Granite will be required to pay a 4% excise tax on the excess of the required distribution over the sum of (a) the amounts that it actually distributed and (b) the amounts it retained and upon which it paid federal corporate income tax.

•

Granite may be required to pay monetary penalties to the IRS in certain circumstances, including if it fails to meet the record keeping requirements intended to monitor its compliance with rules relating to the composition of a REIT’s stockholders, as described below in “—Requirements for Qualification as a REIT – General.”

•

If Granite recognizes gain on the disposition of any asset held by it on January 1, 2013 (when its election to be subject to tax as a REIT is expected to become effective) during a specified period (generally, ten years) thereafter, then Granite will owe tax at the highest corporate tax rate on the lesser of (i) the excess of the fair market value of the asset on January 1, 2013 over its basis in the asset at such time, and (ii) the gain recognized upon the disposition of such asset.

•

If after Granite’s conversion to a REIT on January 1, 2013, it acquires appreciated assets from a corporation that is not a REIT (i.e., a corporation taxable under subchapter C of the Code) in a transaction in which the adjusted tax basis of the acquired assets in Granite’s hands is determined by reference to the adjusted tax basis of the assets in the hands of the C corporation, Granite may similarly be subject to entity-level tax on the appreciation at the time of the acquisition at the highest corporate income tax rate then applicable if it subsequently recognizes gain on a disposition of any such asset during the ten-year period following its acquisition from the C corporation.

•	The earnings of Granite’s TRSs will generally be subject to federal corporate income tax.

In addition, Granite and its subsidiaries may be subject to a variety of taxes, including payroll taxes and state and local income, property and other taxes on its assets and operations. Granite could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification as a REIT – General

The Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

(3)	that would be taxable as a domestic corporation, but for the special Code provisions applicable to REITs;

(4)	that is neither a financial institution nor an insurance company subject to certain provisions of the Code;

(5)	the beneficial ownership of which is held by 100 or more persons;

(6)	in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer “individuals” (as defined in the Code to include certain entities); and

(7)	that meets other tests described below, including with respect to the nature of its gross income and assets, and the distribution of its taxable income to stockholders.

The Code provides that conditions (1) through (4) must be met during the entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. Conditions (5) and (6) need not be met during a corporation’s first taxable year as a REIT (which, in Granite’s case, is expected to be 2013). Granite’s certificate of incorporation provides restrictions regarding the ownership and transfers of its stock, which are intended to enable compliance with the stock ownership requirements described in conditions (5) and (6) above. These restrictions, however, may not ensure that Granite will, in all cases, be able to satisfy the stock ownership requirements described in such conditions.

To monitor compliance with the stock ownership requirements, Granite is generally required to maintain records regarding the actual ownership of its stock. To do so, Granite must demand written statements each year from the record holders of significant percentages of its stock pursuant to which the record holders must disclose the actual owners of the stock (i.e., the persons required to include Granite’s dividends in their gross income). Granite must maintain a list of those persons failing or refusing to comply with this demand as part of its records. Failure by Granite to comply with these record keeping requirements could subject it to monetary penalties. A stockholder who fails or refuses to comply with the demand is required by Treasury regulations to submit a statement with its tax return disclosing its actual ownership of Granite common stock and other information.

In addition, in order to qualify as a REIT, Granite cannot have, at the end of any taxable year, any earnings and profits, or E&P, accumulated by it or by a predecessor with respect to periods as a taxable C corporation, or pre-REIT E&P. It is expected that Granite’s pre-REIT E&P will be distributed pursuant to the special E&P distribution the details and consequences of which will be described in the election form and accompanying materials that will be mailed to stockholders in connection with the special E&P distribution, which is expected to occur in the fourth quarter of 2012. The calculation of Granite’s pre-REIT E&P, however, is a complex factual and legal determination, and there can be no assurance that the IRS will agree with the determination of Granite’s pre-REIT E&P, and that it will not assert that Granite has violated this requirement for REIT qualification.

In addition, a corporation generally may not elect to become a REIT unless its taxable year is the calendar year. Granite intends to adopt December 31 as its year end, and thereby satisfy this requirement.

Effect of Subsidiary Entities

Ownership of Partnership Interests. In the case of a REIT that is a partner in a partnership, the Treasury regulations provide that the REIT is generally deemed to own its proportionate share of the partnership’s assets and to earn its proportionate share of the partnership’s income for purposes of the asset and gross income tests applicable to REITs as described below. Thus, Granite’s proportionate share of the assets, liabilities and items of income of any partnership in which it holds an interest will be treated as its assets and gross income for purpose of applying the various REIT qualification requirements. Granite expects to hold substantially all of its assets, and to conduct substantially all of its activities, directly or indirectly in or through its subsidiary operating partnership, or the Operating Partnership. Moreover, the Operating Partnership is expected to hold equity interests in subsidiaries, and possibly other entities, some of which may be treated as partnerships for federal income tax purposes.

Disregarded Subsidiaries. If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” the separate existence of that subsidiary is disregarded for federal income tax purposes. Generally, a qualified REIT subsidiary is a corporation, other than a TRS (as described below), all of the stock of which is owned by the REIT. All assets, liabilities, and items of income, deduction and credit of a qualified REIT subsidiary are treated as assets, liabilities, and items of income, deduction and credit of the REIT itself, including for purposes of the REIT income and asset tests. Other entities that are wholly-owned by Granite including single member limited liability companies that have not elected to be taxed as corporations for federal income tax purposes, are also generally disregarded as separate entities for federal income tax purposes, including for purposes of the REIT income and asset tests. Qualified REIT subsidiaries and other disregarded subsidiaries are not subject to federal income taxation, although they may be subject to taxation in some states.

Qualified REIT subsidiaries and other disregarded subsidiaries, along with any partnerships in which Granite hold an equity interest (including the Operating Partnership), are sometimes referred to herein as “pass-through subsidiaries.” Because Granite will be treated for federal income tax purposes, including for purposes of the REIT asset and income tests, as holding or receiving all or a proportionate share of the assets and income of its pass-through subsidiaries, including the Operating Partnership and any lower-tier pass-through subsidiaries, the assets and activities of these entities could affect Granite’s ability to satisfy the requirements for qualification as a REIT. Although Granite will directly or indirectly control the Operating Partnership, and intends to cause the Operating Partnership and any lower-tier pass-through subsidiaries to operate in a REIT-compliant fashion, no assurance can be given that the assets and activities of the Operating Partnership or of any lower-tier entities will not adversely affect Granite’s ability to qualify as a REIT.

Taxable Corporations. A REIT generally may not own more than 10% of the securities, as measured by voting power or value, of a taxable C corporation, unless it and the corporation elect to treat the corporation as a TRS. In general, and subject to certain restrictions that are summarized below, a REIT may jointly elect with a subsidiary corporation, whether or not wholly-owned, to treat the corporation as a TRS. The separate existence of a TRS or other taxable corporation is not ignored for federal income tax purposes. Accordingly, a REIT is not treated as holding the assets of a TRS or other taxable subsidiary corporation, or as receiving any income that the subsidiary earns. Rather, the shares of a taxable subsidiary that are owned by a REIT are assets in the hands of the REIT, and the REIT generally treats any dividends received from such taxable subsidiary as income. This treatment can affect the income and asset test calculations that apply to the REIT. Because a parent REIT does not include the assets and income of TRSs or other taxable subsidiary corporations in determining the parent REIT’s compliance with the REIT requirements, such entities may be used by the parent REIT to undertake indirectly certain activities that the REIT rules might otherwise preclude the parent REIT from engaging in directly or through pass-through subsidiaries. Moreover, special rules allow REITs to receive rental income from TRSs with respect to leased lodging properties, without the rental income being treated as nonqualified rents from a related party for purposes of the REIT gross income tests, provided that certain requirements (as described below) are met. TRSs and other taxable subsidiary corporations of Granite will generally be subject to federal corporate income tax on their earnings, which may reduce the cash flow that Granite and its subsidiaries generate in the aggregate, and may reduce Granite’s ability to make distributions to its stockholders.

One requirement applicable to TRSs is that they cannot directly or indirectly operate or manage a lodging facility (or health care facility) or, generally, provide to another person, under a franchise, license or otherwise, rights to any brand name under which any lodging facility (or health care facility) is operated. Although a TRS may not operate or manage a lodging facility, it may lease or own such a facility, so long as the facility is a “qualified lodging facility” and such facility is operated on behalf of the TRS by an “eligible independent contractor.” A qualified lodging facility is, generally, a hotel at or in connection with which no authorized wagering activities are conducted, and includes the customary amenities and facilities operated as part of, or associated with, the hotel. “Customary amenities” must be customary for other properties of a comparable size and class owned by other owners unrelated to the REIT.

An “eligible independent contractor” is an independent contractor which, at the time that a management agreement is entered into with a TRS to operate a qualified lodging facility, is actively engaged in the trade or business of operating qualified lodging facilities for a person or persons unrelated to the TRS and its parent REIT. In order for a hotel management company to qualify as an eligible independent contractor, it must not be related to the REIT, determined by applying certain complex ownership attribution rules under the Code. In general, a prohibited relationship will exist between the contractor and the REIT if either the contractor owns, or is deemed to own, more than 35% of the REIT’s stock, or if there is more than 35% common ownership, directly or constructively, of the equity of the REIT and the contractor. For this purpose, where shares of the REIT and of the contractor are regularly traded on an established securities market, only the holdings of persons that own more than 5% of such traded class of shares are taken into account.

Our principal hotel properties will be leased to subsidiaries of entities that will elect to be treated as TRSs of Granite, and an affiliate of Marriott International, Inc. has agreed to manage these properties as an eligible independent contractor. We believe that these arrangements will comply with the REIT requirements described above that apply to TRSs and eligible independent contractors. There can be no assurance, however, that the IRS will not assert a contrary position.

The TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of federal corporate income tax. Further, the rules impose a 100% excise tax on transactions between a TRS and its parent REIT, or the REIT’s tenants, that are not conducted on an arm’s-length basis. It is intended that all of Granite’s transactions with its TRSs will be conducted on an arm’s-length basis.

Income Tests

In order for Granite to qualify as a REIT, it must satisfy two gross income requirements on an annual basis. First, at least 75% of Granite’s gross income for each taxable year must generally be derived from “rents from real property,” gains from the sale of real estate assets, interest income derived from mortgage loans secured by real property, dividends received from other REITs, and specified income from temporary investments. Second, at least 95% of Granite’s gross income must be derived from some combination of income that qualifies under the 75% gross income test described above, as well as other dividends, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property. Income and gain from certain hedging transactions, and certain other categories of income, is excluded from both the numerator and the denominator for purposes of both the 75% and 95% gross income tests. It is currently anticipated that substantially all of Granite’s gross income will be comprised of rents from leases of its hotel properties to its TRSs, together with dividends, and possibly interest, received from the TRSs.

Rents from Real Property. Rents received by Granite will qualify as “rents from real property” in satisfying the gross income requirements described above only if all of the following conditions are met:

•

If rent attributable to personal property, leased in connection with a lease of real property, does not exceed 15% of the total rent received under the lease, the rent attributable to the personal property may generally be treated as rents from real property. However, if rent attributable to personal property exceeds 15% of the total rent received under the lease, then none of the rent attributable to the personal property will qualify as rents from real property.

•

The amount of rent must not be based in whole or in part on the income or profits of any person. Amounts received as rent, however, generally will not be excluded from rents from real property solely by reason of being based on fixed percentages of gross receipts or sales.

•

Rents received from a related party (i.e., a tenant in which the REIT holds a 10% or greater ownership interest, directly or constructively) will generally not qualify as rents from real property in satisfying the gross income tests unless the tenant is a TRS, and certain requirements are met regarding the type of property (a qualified lodging facility) and its manner of operation (it must be managed by an eligible independent contractor). See “—Effect of Subsidiary Entities—Taxable Corporations” above for a summary of these requirements

•

REITs are generally permitted to provide to their tenants only services that are “usually or customarily rendered” in connection with the rental of space for occupancy only, and not otherwise considered to be provided for the tenants’ convenience. Granite intends to lease its principal hotel properties to TRSs and does not expect to provide services to its tenants other than those which are usually or customarily rendered in connection with the rental of space for occupancy only. The rules governing REITs also permit REITs to provide non-customary services to tenants through an independent contractor that is adequately compensated and from which the REIT derives no income, or through a TRS. In addition, REITs are permitted to provide minimal amounts of non-customary services to their tenants without using an independent contractor or a TRS. However, the income attributable to these non-customary services will be treated as nonqualifying income for purposes of the REIT gross income tests, and if the income attributable to these services exceeds 1% of the REIT’s total income from the property in question, then all of the income from that property, including the portion attributable to rent, will fail to qualify as rents from real property for purposes of the REIT gross income tests.

As indicated above, rents from real property must generally not be based in whole or in part on the income or profits of any person. Granite’s leases will provide for periodic payments of a specified base rent, together with additional rent that is calculated based upon the gross revenues of the leased hotels. Payments made pursuant to these leases should therefore qualify as rents from real property, provided that the rent formulas were not used as a means of basing rent on income or profits, and the leases are not renegotiated during their term so as to have that effect. In order for the rent paid by TRSs to Granite pursuant to the leases to constitute rents from real property, the leases must be respected as true leases for federal income tax purposes. Accordingly, the leases cannot be treated as service contracts, joint ventures or some other type of arrangement. The determination of whether leases are true leases for federal income tax purposes depends upon an analysis of all the surrounding facts and circumstances.

Dividend Income. Granite will receive distributions from its TRSs that will be treated as dividend income to the extent of the TRS’s E&P. Such distributions will generally be qualifying income for purposes of the 95% gross income test but not for purposes of the 75% gross income test.

Interest Income. Any interest income that Granite derives from its TRSs or other persons will generally constitute qualifying income for purposes of the 95% gross income test, and will also qualify for purposes of the 75% gross income test if it is received or accrued with respect to a mortgage loan that is fully secured by real property. For purposes of the 75% and 95% gross income tests, the term “interest” generally excludes any amount that is based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales.

Hedging Transactions. Any income or gain derived by Granite from instruments that hedge certain risks, such as the risk of changes in interest rates, will be excluded altogether from gross income for purposes of both the 75% and 95% gross income tests (i.e., it will not be counted in either the numerator or in the denominator), provided that specified requirements are met, including the requirement that the instrument is entered into during the ordinary course of Granite’s business, the instrument hedges risks associated with indebtedness issued by Granite (or by a pass-through subsidiary of Granite) that is incurred to acquire or carry “real estate assets” (as described below under “—Asset Tests”), and the instrument is properly identified as a hedge along with the risk that it hedges within prescribed time periods. Income and gain from all other hedging transactions will not be qualifying income for either the 75% or 95% gross income test.

Failure to Satisfy the Gross Income Tests. If Granite fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for the year if it is entitled to relief under certain provisions of the Code. These relief provisions will be generally available if Granite’s failure to meet these tests was due to reasonable cause and not due to willful neglect, and Granite attaches to its tax return for such year a schedule of the sources of its income. It is not possible to state whether Granite would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions were inapplicable to a particular set of circumstances, Granite would not qualify as a REIT.

Asset Tests

To qualify as a REIT, Granite must generally satisfy four tests at the close of each calendar quarter relating to the nature of its assets. First, at least 75% of the value of its total assets must be represented by some combination of “real estate assets,” cash, cash items, U.S. government securities, and, under some circumstances, stock or debt instruments purchased with new capital. For this purpose, the term real estate assets includes interests in real property, such as land, buildings, leasehold interests in real property, stock of other corporations that qualify as REITs, and certain mortgage loans and mortgage-backed securities. Assets that do not qualify for purposes of this test are also subject to the additional asset tests described below.

Second, the value of any one issuer’s securities owned by Granite may not exceed 5% of the value of Granite’s total assets. Third, Granite may not own more than 10% of any one issuer’s outstanding securities, as measured by either voting power or value. The 5% and 10% asset tests do not apply to securities of Granite’s TRSs and its qualified REIT subsidiaries and do not apply to “straight debt” or other securities having certain characteristics. Solely for purposes of the 10% asset test, the determination of Granite’s interest in the assets of a partnership in which it owns an interest will be based on its proportionate interest in any securities issued by the partnership, excluding for this purpose certain securities described in the Code.

Fourth, the aggregate value of all securities of TRSs that Granite holds, together with any other non-qualified assets (such as furniture and equipment or other tangible personal property, or non-real estate securities) may not, in the aggregate, exceed 25% of the value of Granite’s total assets.

Certain relief provisions are available to allow REITs to satisfy the asset requirements or to maintain REIT qualification notwithstanding certain violations of the asset and other requirements. One such provision allows a REIT which fails one or more of the asset requirements nevertheless to maintain its REIT qualification if (1) the REIT provides the IRS with a description of each asset causing the failure, (2) the failure is due to reasonable cause and not willful neglect, (3) the REIT pays a tax equal to the greater of (a) $50,000 per failure and (b) the product of the net income generated by the assets that caused the failure multiplied by the highest applicable corporate tax rate (currently 35%), and (4) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure or otherwise satisfies the relevant asset tests within that time frame.

In the case of de minimis violations of the 5% and 10% asset tests, a REIT may maintain its qualification despite a violation of such requirements if (1) the value of the assets causing the violation does not exceed the lesser of 1% of the REIT’s total assets and $10 million and (2) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure or the relevant asset tests are otherwise satisfied within that time frame.

If Granite fails to satisfy the asset tests at the end of a calendar quarter, such a failure would not cause it to lose REIT qualification if it (1) satisfied the asset tests at the close of the preceding calendar quarter and (2) the discrepancy between the value of its assets and the asset requirements is not wholly or partly caused by an acquisition of non-qualifying assets but instead arose from changes in the relative fair market values of Granite’s assets. If the condition described in (2) were not satisfied, Granite still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose or by making use of other relief provisions described above.

Annual Distribution Requirements

In order for Granite to qualify as a REIT, it is required to distribute dividends, other than capital gain dividends, to its stockholders in an amount at least equal to:

•	the sum of

(i)	90% of its net taxable income, computed without regard to its net capital gains and the deduction for dividends paid, and

(ii)	90% of its net income, if any (after tax) from foreclosure property (as described below), minus

•	the sum of specified items of noncash income.

Granite generally must make these distributions in the taxable year to which they relate or in the following taxable year if declared before it timely files its tax return for the year and if paid with or before the first regular dividend payment after such declaration. In order for distributions to be counted as satisfying the annual distribution requirements for REITs, and to provide Granite with a REIT-level tax deduction, the distributions must not be “preferential dividends.” A dividend is not a preferential dividend if the distribution is (i) pro rata among all outstanding shares of stock within a particular class and (ii) in accordance with any preferences among different classes of stock as set forth in our organizational documents.

To the extent that Granite distributes at least 90%, but less than 100%, of its net taxable income, it will be subject to tax at ordinary corporate tax rates on the retained portion. In any year, Granite may elect to retain, rather than distribute, its net capital gain and pay tax on such gain. In such case, Granite’s stockholders would include their proportionate share of such undistributed long-term capital gain in income and receive a corresponding credit for their share of the tax paid by Granite. Granite’s stockholders would then increase the adjusted tax basis of their Granite common stock by the difference between the designated amounts included in their long-term capital gains and the tax deemed paid with respect to their stock.

To the extent that Granite has available net operating losses carried forward from prior tax years, such losses may reduce the amount of distributions that it must make in order to comply with the REIT distribution requirements. Such losses, however, will generally not affect the tax treatment to Granite’s stockholders of any distributions that are actually made.

If Granite fails to timely distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year (excluding retained net capital gain), and (iii) any undistributed taxable income from prior periods, Granite will be subject to a 4% excise tax on the excess of such required distribution over the sum of (x) the amounts actually distributed and (y) the amounts of income retained on which it has paid corporate income tax.

It is possible that Granite, from time to time, may not have sufficient cash to meet the 90% distribution requirement due to timing differences between the actual receipt of cash and the inclusion of certain items in income by Granite for federal income tax purposes. If these timing differences occur, Granite may borrow funds to pay dividends or pay dividends through the distribution of other property (including shares of Granite common stock) in order to meet the distribution requirements, while preserving its cash.

Under certain circumstances, Granite may be able to rectify a failure to meet the distribution requirement for a year by paying “deficiency dividends” to stockholders in a later year, which may be included in Granite’s deduction for dividends paid for the earlier year. In this case, Granite may be able to avoid losing its REIT status or being taxed on amounts distributed as deficiency dividends; however, Granite will be required to pay interest and a penalty based on the amount of any deduction taken for deficiency dividends.

Prohibited Transactions

Net income derived by a REIT from a prohibited transaction is subject to a 100% excise tax. The term “prohibited transaction” generally includes a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of a trade or business. It is intended that Granite will conduct its operations so that no asset owned by Granite (or owned by one of its pass-through subsidiaries) will be held for sale to customers, and that a sale of any such asset will not be in the ordinary course of Granite’s business. Whether property is held “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the particular facts and circumstances. No assurance can be given that any property sold by Granite will not be treated as property held for sale to customers, or that Granite can comply with certain safe-harbor provisions of the Code that would prevent the imposition of the 100% excise tax. The 100% tax does not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular corporate rates.

Foreclosure Property

Foreclosure property is real property and any personal property incident to such real property (i) that Granite acquires as the result of having bid in the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after a default (or upon imminent default) on a lease of the property or a mortgage loan held by Granite and secured by the property, (ii) for which Granite acquired the related lease or loan at a time when default was not imminent or anticipated, and (iii) with respect to which Granite made a proper election to treat the property as foreclosure property. Granite generally will be subject to tax at the maximum corporate rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the REIT 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above even if the property would otherwise constitute inventory or dealer property.

Failure to Qualify as a REIT

If Granite fails to qualify for taxation as a REIT in any taxable year, and certain relief provisions do not apply, Granite will be subject to tax, including any applicable alternative minimum tax, on its taxable income at regular corporate rates. Distributions to stockholders in any year in which Granite fails to qualify will not be deductible by Granite nor will they be required to be made. In this situation, to the extent of Granite’s current and accumulated E&P, distributions to most domestic stockholders that are U.S. individuals, trusts and estates would generally be taxable at the preferential income tax rates for qualified dividends (i.e., the 15% maximum federal rate through 2012) if then applicable. In addition, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless Granite is entitled to relief under specific statutory provisions, it would also be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year during which it lost qualification. It is not possible to state whether, in all circumstances, Granite would be entitled to this statutory relief.

Taxation of Stockholders

Taxation of Taxable Domestic Stockholders

The following is a summary of certain federal income tax consequences of the ownership and disposition of our common stock applicable to U.S. holders. A “U.S. holder” is any person that is:

(a)	a citizen or resident of the United States;

(b)	a corporation created or organized in the United States or under the laws of the United States, or of any state thereof, or the District of Columbia;

(c)	an estate, the income of which is includable in gross income for federal income tax purposes regardless of its source; or

(d)	a trust if a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

If a partnership, including for this purpose any entity that is treated as a partnership for federal income tax purposes, holds Granite common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A stockholder that is a partnership and the partners in such partnership should consult their tax advisors about the federal income tax consequences of the acquisition, ownership and disposition Granite common stock.

The following discussion is based on current law and is for general information only. It addresses only certain and not all aspects of federal income taxation.

Distributions. Provided that Granite qualifies as a REIT, distributions made to Granite’s taxable domestic stockholders out of current or accumulated E&P that are not designated as capital gain dividends will generally be taken into account by stockholders as ordinary income, and will not be eligible for the dividends received deduction for corporations or for qualified dividends received by individuals from taxable C corporations.

Distributions that are designated as capital gain dividends will generally be taxed to stockholders as long-term capital gains, to the extent that such distributions do not exceed Granite’s actual net capital gain for the taxable year, without regard to the period for which the stockholder that receives such distribution has held its stock. Corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income.

Distributions in excess of current and accumulated E&P will be treated as a tax-free return of the stockholders’ tax basis in its Granite shares with any excess being treated as long-term or short-term capital gain, depending on the stockholder’s holding period for its Granite shares. In addition, any dividend declared by Granite in October, November or December of any year that is payable to a stockholder of record on a specified date in any such month will be treated as both paid by Granite and received by the stockholder on December 31 of such year, provided that Granite pays the dividend before the end of January of the following calendar year.

Dispositions of Granite Stock. A U.S. stockholder will generally recognize gain or loss equal to the difference between the amount realized and the stockholder’s adjusted tax basis in its Granite common stock that is sold or exchanged. This gain or loss will be capital gain or loss and will be long-term capital gain or loss if the stockholder’s holding period in the stock exceeds one year at the time of sale or exchange. In addition, any loss recognized upon a sale or exchange of Granite common stock held for six months or less will generally be treated as a long-term capital loss to the extent of Granite’s actual or deemed distributions that are required to be treated by the stockholder as long-term capital gain.

Taxation of Foreign Stockholders

The following is a summary of certain federal income tax consequences of the ownership and disposition of our common stock applicable to non-U.S. stockholders. A “non-U.S. stockholder” is any person other than a U.S. holder.

Ordinary Dividends. The portion of dividends received by non-U.S. stockholders that is (i) payable out of Granite’s current or accumulated E&P, (ii) not attributable to capital gains recognized by Granite and (iii) not effectively connected with a U.S. trade or business of the non-U.S. stockholder, generally will be subject to U.S. withholding tax at the rate of 30%, unless reduced or eliminated by treaty and the non-U.S. stockholder provides appropriate documentation regarding its eligibility for treaty benefits.

In general, non-U.S. stockholders will not be considered engaged in a U.S. trade or business solely as a result of owning Granite common stock. In cases where the dividend income from a non-U.S.

stockholder’s investment in Granite common stock is, or is treated as, effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to federal income tax at graduated rates, in the same manner as domestic stockholders are taxed with respect to such dividends, and the income may also be subject to the 30% branch profits tax in the case of a non-U.S. stockholder that is a corporation.

Non-Dividend Distributions. Unless Granite common stock constitutes a U.S. real property interest, or a USRPI, as described below, distributions by Granite which are not dividends out its E&P will not be subject to federal income tax. If Granite cannot determine at the time a distribution is made the extent to which the distribution was made out of current and accumulated E&P, the entire distribution will generally be subject to withholding at the rate applicable to dividends. Whether Granite has current E&P will depend on the results of its operations for the entire year in question, and generally cannot be known with precision at the time that any particular distribution is made during the year. The non-U.S. stockholder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the distribution was, in fact, in excess of Granite’s current and accumulated E&P. If Granite common stock constitutes a USRPI, as described below, Granite’s distributions in excess of the sum of the stockholder’s proportionate share of Granite’s current and accumulated E&P, plus the stockholder’s basis in its Granite common stock, will be taxed under the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA, at the rate of tax, including any applicable capital gains rates, that would apply to a domestic stockholder of the same type (e.g., an individual or a corporation, as the case may be), and the collection of the tax will be enforced by withholding at a rate of 10% of the amount by which the distribution exceeds the stockholder’s share of Granite’s current and accumulated E&P.

Capital Gain Dividends. Under FIRPTA, a distribution made by Granite to a non-U.S. stockholder, to the extent attributable to gains from dispositions of USRPIs held by Granite directly or through pass-through subsidiaries, or USRPI capital gains, will, except as described below, be considered effectively connected with a U.S. trade or business of the non-U.S. stockholder and will be subject to federal income tax at the rates applicable to U.S. individuals or corporations, without regard to whether the distribution is designated as a capital gain dividend. In addition, Granite will be required to withhold tax equal to 35% of the maximum amount that could have been designated as USRPI capital gains dividends. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a non-U.S. stockholder that is a corporation. A distribution is not a USRPI capital gain if the underlying asset was an interest solely as a creditor. Capital gain dividends received by a non-U.S. stockholder from Granite that are attributable to dispositions by Granite of assets other then USRPIs are generally not subject to federal income or withholding tax.

A capital gain dividend by Granite that would otherwise have been treated as a USRPI capital gain will not be so treated or be subject to FIRPTA, and generally will not be treated as income that is effectively connected with a U.S. trade or business, but instead will be treated the same as an ordinary dividend if (i) Granite common stock is regularly traded on an established securities market located in the U.S. and (ii) the recipient non-U.S. stockholder does not own more than 5% of the Granite common stock at any time during the year ending on the date on which the capital gain dividend is received. It is expected that Granite’s common stock will be regularly traded on an established securities market.

Dispositions of Granite Stock. Unless Granite common stock constitutes a USRPI, a sale of the stock by a non-U.S. stockholder generally will not be subject to federal income taxation under FIRPTA. Subject to certain exceptions noted below, Granite common stock will be treated as a USRPI if 50% or more of Granite’s assets throughout a prescribed testing period consist of interests in real property located within the United States, excluding, for this purpose, interests in real property solely in a capacity as a creditor. It is expected that 50% or more of Granite’s assets will consist of USRPIs.

Even if the foregoing 50% test is met, however, Granite common stock nonetheless will not constitute a USRPI if Granite is a “domestically controlled qualified investment entity.” A domestically controlled qualified investment entity includes a REIT, less than 50% of the value of which is held, directly or indirectly, by non-U.S. stockholders at all times during a specified testing period. It is expected that Granite will be domestically controlled, and its charter contains ownership and transfer restrictions that are intended to facilitate it being domestically controlled. In that case, a sale of Granite common stock should not be subject to federal income taxation under FIRPTA. No assurance can be given, however, that Granite is, or will be able to remain, domestically controlled at all times.

In the event that Granite does not qualify as a domestically controlled REIT, but its stock is “regularly traded,” as defined by applicable Treasury regulations, on an established securities market, a non-U.S. stockholder’s sale of Granite common stock also would not be subject to tax under FIRPTA as a sale of a USRPI, provided that the selling non-U.S. stockholder held 5% or less of Granite’s outstanding common stock at all times during a prescribed testing period. As noted above, it is expected that Granite’s common stock will be regularly traded on an established securities market.

If gain on the sale of Granite common stock were subject to taxation under FIRPTA, the non-U.S. stockholder would be required to file a federal income tax return and would be subject to the same treatment as a domestic stockholder with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals. Moreover, the purchaser of the stock could be required to withhold 10% of the purchase price and remit such amount to the IRS.

Gain from the sale of Granite common stock that would not be subject to FIRPTA will nonetheless be taxable in the U.S. to a non-U.S. stockholder in two cases: (i) if the non-U.S. stockholder’s investment in its Granite common stock is effectively connected with a U.S. trade or business conducted by such non-U.S. stockholder, the non-U.S. stockholder will be subject to the same treatment as a domestic stockholder with respect to such gain or (ii) if the non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and meets certain other conditions, the nonresident alien individual will be subject to a 30% tax on the individual’s capital gain.

In addition, even if Granite were a domestically controlled REIT, upon a disposition of Granite common stock (subject to the 5% exception applicable to “regularly traded” stock described above), a non-U.S. stockholder may be treated as having gain from the sale or exchange of a USRPI if the non-U.S. stockholder (i) disposes of its Granite common stock within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a USRPI and (ii) acquires, or enters into a contract or option to acquire, other shares of Granite common stock within 30 days after such ex-dividend date.

Foreign stockholders are urged to consult their tax advisors regarding the federal, state, local and foreign income and other tax consequences of owning Granite common stock.

Taxation of Tax-Exempt Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from federal income taxation. However, they may be subject to taxation on their unrelated business taxable income, or UBTI. While some investments in real estate may generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that (i) a tax-exempt stockholder has not held its Granite common stock as “debt financed property” within the meaning of the Code (i.e., where the acquisition or holding of the property is financed through a borrowing by the tax-exempt stockholder), and (ii) Granite common stock is not otherwise used in an unrelated trade or business, Granite’s distributions and income from the sale of Granite common stock generally should not give rise to UBTI to a tax-exempt stockholder.

Tax-exempt stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code are subject to different UBTI rules, which generally require such stockholders to characterize Granite’s distributions as UBTI.

In certain circumstances, a pension trust that owns more than 10% of Granite’s common stock could be required to treat a percentage of dividends from Granite as UBTI if Granite is a “pension-held REIT.” Granite will not be a pension-held REIT unless either (i) one pension trust owns more than 25% of the value of Granite’s common stock or (ii) a group of pension trusts, each individually holding more than 10% of the value of Granite’s common stock, collectively owns more than 50% of such stock. It is unlikely that Granite will become a pension held-REIT due to certain stock ownership limitations contained in its charter.

Tax-exempt stockholders are urged to consult their tax advisors regarding the federal, state, local and foreign income and other tax consequences of owning Granite common stock.

Other Tax Considerations

Legislative or Other Actions Affecting REITs

The present federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial or administrative action at any time. The REIT rules are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury which may result in statutory changes as well as revisions to regulations and interpretations. Changes to the U.S. federal tax laws and interpretations thereof could adversely affect an investment in Granite common stock.

Foreign Account Tax Compliance Act

Recently enacted legislation will require, after December 31, 2013, withholding at a rate of 30% on dividends in respect of, and, after December 31, 2014, gross proceeds from the sale of, Granite common stock held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the U.S. Treasury to report, on an annual basis, information with respect to shares in the institution held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments. Accordingly, the entity through which Granite common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and gross proceeds from the sale of, Granite common stock held by an investor that is a non-financial non-U.S. entity will be subject to withholding at a rate of 30%, unless such entity either (i) certifies that such entity does not have any “substantial U.S. owners” or (ii) provides certain information regarding the entity’s “substantial U.S. owners,” which Granite will in turn provide to the Secretary of the U.S. Treasury. Granite will not pay any additional amounts to stockholders in respect of any amounts withheld. Non-U.S. stockholders are encouraged to consult their tax advisors regarding the possible implications of the legislation on their investment in Granite common stock.

PROPOSAL 2

TO APPROVE THE ISSUANCE OF UP TO [        ] SHARES OF OUR COMMON STOCK AS PART OF A ONE-TIME SPECIAL DISTRIBUTION RELATED TO THE DISTRIBUTION OF OUR ACCUMULATED EARNINGS AND PROFITS TO STOCKHOLDERS IN CONNECTION WITH THE REIT CONVERSION

Because our common stock is listed on the NYSE, we are subject to the NYSE rules and regulations. Section 312.03 of the NYSE Listed Company Manual requires stockholder approval prior to any issuance of common stock in any transaction or series of transactions if the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance. In accordance with Section 312.03, we are asking our stockholders to approve the issuance of shares of our common stock in an amount equal to or in excess of 20% of the number of shares of our common stock currently outstanding. Although the number of shares actually issued in connection with the special E&P distribution may be less than 20% of our outstanding shares, we have decided that it is in our best interests, and our stockholders’ best interests, to seek approval of the issuance of up to [        ] shares of our common stock in connection with the special E&P distribution, because of the possibility that the shares to be issued in connection with the special E&P distribution will exceed 20% of our outstanding shares of common stock.

In the event we receive a favorable ruling from the IRS as described under “The Special E&P Distribution” on page 70, we will limit the total amount of cash payable in the special E&P distribution to a maximum of 20% of the total value of the special E&P distribution, and the balance will be in the form of shares of our common stock. The total number of shares of our common stock to be issued in the special E&P distribution will be determined by dividing (1) the aggregate value of the special E&P distribution, less the total amount of cash to be paid as part of the special E&P distribution, by (2) the average closing price per share of our common stock on the NYSE on the three trading days following the date the election forms are due, or as otherwise provided in the IRS ruling.

The actual number of shares of our common stock issued will depend on the share price of our common stock at the time of the election. For a description of the special E&P distribution see the section entitled “The Special E&P Distribution” on page 70. For a description of Granite’s common stock please see the section entitled “Description of Granite Capital Stock” beginning on page 145 of this proxy statement/prospectus.

Vote Required

The affirmative vote of a majority of votes cast on this proposal is required to approve the issuance of up to [        ] shares of our common stock in connection with the special E&P distribution under the rules of the NYSE, provided that the total votes cast on this proposal represent over 50% of the outstanding shares of our common stock.

Board Discretion Regarding the Payment of the Special E&P Dividend and the REIT Conversion

Our board of directors’ decision on whether to proceed with the REIT conversion and the payment of the special E&P distribution is related to stockholder approval of this Proposal 2 and Proposal 1 of this proxy statement/prospectus. Without stockholder approval of both of these proposals, it is likely that our board of directors will reevaluate the merits of the REIT conversion. Notwithstanding stockholder approval of this Proposal 2 and Proposal 1, and without any action by the stockholders, our board of directors reserves the right to elect not to proceed with the merger, the special E&P distribution or the REIT conversion if, at any time prior to declaring the special E&P distribution or completing the REIT conversion, our board of directors determines it is not in our best interests or our stockholders to do so.

The board of directors unanimously recommends a vote “FOR” approval of the issuance of up to [        ] shares of our common stock as part of a one-time special distribution related to the distribution of our accumulated earnings and profits to stockholders in connection with the REIT conversion.

PROPOSAL 3

TO CONSIDER AND VOTE UPON A PROPOSAL TO PERMIT OUR BOARD OF DIRECTORS TO ADJOURN THE SPECIAL MEETING, IF NECESSARY, FOR FURTHER SOLICITATION OF PROXIES IF THERE ARE NOT SUFFICIENT VOTES AT THE ORIGINALLY SCHEDULED TIME OF THE SPECIAL MEETING TO APPROVE THE FOREGOING PROPOSALS

Although it is not currently expected, the special meeting may be adjourned to solicit additional proxies if there are not sufficient votes to adopt the merger or approve the issuance of additional shares of our common stock in connection with the special E&P distribution. In the event that there are not sufficient votes to adopt the merger agreement and approve the issuance of additional shares of our common stock in connection with the special E&P distribution, we may ask our stockholders to vote upon the proposal to consider the adjournment of the special meeting to solicit additional proxies, but not the proposal to adopt the merger agreement or the proposal to approve the issuance of additional shares of our common stock in connection with the special E&P distribution. If our stockholders approve this proposal, we could adjourn the meeting and use the time to solicit additional proxies.

Additionally, at any time prior to convening the special meeting, we may seek to postpone the meeting if a quorum is not present at the meeting or as otherwise permitted by the Gaylord Second Amended and Restated Bylaws and applicable law.

Vote Required

This proposal requires the affirmative vote of holders of a majority of the shares of our common stock that are present or represented by proxy at the special meeting.

Our board of directors unanimously recommends a vote “FOR” the proposal to permit our board of directors to adjourn the special meeting, if necessary, for further solicitation of proxies if there are not sufficient votes at the originally scheduled time of the special meeting to approve the foregoing proposals.

LEGAL MATTERS

The validity of the Granite common stock to be issued to Gaylord stockholders pursuant to the merger will be passed upon by Bass, Berry & Sims PLC, Nashville, Tennessee. Certain tax matters will be passed upon by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

EXPERTS

The consolidated financial statements of Gaylord as of December 31, 2011 and 2010 and for each of the three years in the period ended December 31, 2011 incorporated in this proxy statement/prospectus by reference and the effectiveness of Gaylord’s internal control over financial reporting have been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

SUBMISSION OF STOCKHOLDER PROPOSALS FOR 2013 ANNUAL MEETING

Stockholder Nominations of Candidates for Board Membership

A stockholder who wishes to recommend a prospective nominee for the board of directors should notify our Secretary in writing with whatever supporting material the stockholder considers appropriate. The Nominating and Corporate Governance Committee will also consider whether to nominate any person nominated by a stockholder who is a stockholder of record on the record date for the meeting and on the date of notice of the meeting, and who delivers timely notice of the nomination in proper written form, as provided by our bylaws. The notice must include certain biographical information regarding the proposed nominee, a completed written questionnaire with respect to each proposed nominee setting forth the background and qualifications of such proposed nominee (which questionnaire will be provided by the Secretary upon written request), the proposed nominee’s written consent to nomination and certain additional information as set forth in our bylaws.

For a stockholder’s notice to our Secretary to be timely under our bylaws, it must be delivered to or mailed and received at our principal executive offices: (a) in the case of a nomination to be voted on at the annual meeting, by February 9, 2013, but not before January 10, 2013 (or, if the annual meeting is called for a date that is not within 30 days of May 10, 2013, the notice must be received not earlier than the close of business on the 120th day prior to the annual meeting and not later than the close of business on the later of the 90th day prior to the annual meeting or the 10th day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever first occurs); and (b) in the case of a special meeting of stockholders called for the purpose of electing directors, not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever first occurs. If the presiding officer at a meeting determines that a nomination was not properly made in accordance with the procedures set forth in our bylaws, then the presiding officer will declare to the meeting that such nomination was defective and such defective nomination shall be disregarded.

Stockholder Proposals for 2013 Annual Meeting

If you would like to submit a proposal for inclusion in our proxy statement for the 2013 annual meeting, your proposal must be in writing and be received by us at our principal executive offices prior to the close of business on December 3, 2012.

If you want to bring business before the 2013 annual meeting which is not the subject of a proposal submitted for inclusion in the proxy statement, our bylaws require that you deliver a notice in proper written form (and provide all information required by our bylaws) to our Secretary by February 9, 2013, but not before January 10, 2013 (or, if the annual meeting is called for a date that is not within 30 days of May 10, 2013, the notice must be received not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever first occurs). If the presiding officer at an annual meeting determines that business was not properly brought before the annual meeting in accordance with the procedures set forth in our bylaws, then the presiding officer will declare to the meeting that your business was not properly brought before the meeting and your business will not be transacted at that meeting.

ANNEX A

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger, dated as of July 27, 2012 (this “Agreement”), is by and between Gaylord Entertainment Company, a Delaware corporation (the “Company”), and Granite Hotel Properties, Inc., a Delaware corporation and a wholly owned subsidiary of the Company (the “Surviving Corporation”).

WHEREAS, the Company has adopted a plan to restructure its assets and business so that it will qualify for federal income tax purposes as a “real estate investment trust” (“REIT”) (the “REIT Conversion”);

WHEREAS, the REIT Conversion contemplates, among other things, the merger of the Company with and into the Surviving Corporation pursuant to this Agreement;

WHEREAS, as a result of the Merger (defined below) the Surviving Corporation will succeed to and continue to operate the business of the Company;

WHEREAS, Section 251 of the General Corporation Law of the State of Delaware, 8 Del. C. § 101, et seq. (the “DGCL”), authorizes the merger of a Delaware corporation with and into another Delaware corporation;

WHEREAS, the Restated Certificate of Incorporation of the Company, as of the date hereof, authorizes the Company to issue an aggregate of 250,000,000 shares of stock, of which 150,000,000 shares are classified and designated as common stock with a par value of $0.01 per share, with associated preferred purchase stock rights (“Company Common Stock”), and 100,000,000 shares are classified and designated as preferred stock with a par value of $0.01 per share, (“Company Preferred Stock”, and, collectively with Company Common Stock, the “Company Stock”);

WHEREAS, as of the date hereof, there are approximately 49,137,465 shares of Company Common Stock outstanding and there are no shares of Company Preferred Stock outstanding;

WHEREAS, as of the Effective Time (defined below), pursuant to its amended and restated certificate of incorporation, the Surviving Corporation is authorized to issue an aggregate of 500,000,000 shares of stock, of which 400,000,000 shares are classified and designated as common stock with a par value of $0.01 per share (“Surviving Corporation Common Stock”) and 100,000,000 shares are classified and designated as preferred stock with a par value of $0.01 per share (“Surviving Corporation Preferred Stock”, and, collectively with Surviving Corporation Common Stock, the “Surviving Corporation Stock”);

WHEREAS, as of the date hereof, all the outstanding shares of Surviving Corporation Common Stock are held by the Company, and there are no shares of Surviving Corporation Preferred Stock outstanding;

WHEREAS, for federal income tax purposes, it is intended that the Merger (as defined below) shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and this Agreement is intended to be and is adopted as a plan of reorganization; and

WHEREAS, the Board of Directors of the Company and the Board of Directors of the Surviving Corporation each has determined that it is advisable and in the best interests of each such corporation and its stockholders that the Company be merged with and into the Surviving Corporation, upon the terms and subject to the conditions of this Agreement.

NOW, THEREFORE, each of the parties hereto does hereby agree as follows:

ARTICLE I

MERGER

1.1 Merger. Subject to the terms and conditions of this Agreement, at the Effective Time (defined below) and in accordance with Section 251 of the DGCL, the Company shall be merged with and into the Surviving Corporation and the separate corporate existence of the Company shall thereupon cease (the “Merger”), and the Surviving Corporation shall be the surviving corporation of the Merger and the separate existence of the Surviving Corporation will continue unaffected by the Merger.

1.2 Effects of the Merger. The Merger shall have the effects set forth in the DGCL.

1.3 Effective Time. Subject to the terms and conditions of this Agreement, the parties hereto shall, at such time as they deem advisable, cause a certificate of merger (the “Certificate of Merger”) to be executed and filed with the Secretary of State of Delaware and make all other filings or recordings required by Delaware law in connection with the Merger. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of Delaware or at such other time as the Company and the Surviving Corporation shall agree and specify in the Certificate of Merger in accordance with the DGCL (the “Effective Time”).

ARTICLE II

CHARTER, BYLAWS AND DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION

2.1 Certificate of Incorporation. The amended and restated certificate of incorporation of the Surviving Corporation in effect immediately prior to the Effective Time, shall be and remain the certificate of incorporation of the Surviving Corporation as of the Effective Time, until altered, amended or repealed as provided therein or by applicable law.

2.2 Bylaws. The amended and restated bylaws of the Surviving Corporation in effect immediately prior to the Effective Time shall be and remain the bylaws of the Surviving Corporation immediately as of the Effective Time, until altered, amended or repealed as provided therein or by applicable law.

2.3 Directors. At the Effective Time, the number of directors of the Surviving Corporation shall be the same as the number of directors of the Company immediately prior to the Effective

Time. The directors of the Company immediately prior to the Effective Time shall, at the Effective Time, become the directors of the Surviving Corporation until expiration of their then-current terms as directors, or prior resignation, death or removal.

2.4 Officers. The officers of the Company immediately prior to the Effective Time shall, at the Effective Time, become the officers of the Surviving Corporation, with the same offices and titles, and shall hold office at the pleasure of the Board of Directors of the Surviving Corporation and subject to the bylaws of the Surviving Corporation.

ARTICLE III

CONVERSION OF SECURITIES

3.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any further action on the part of the Company, the Surviving Corporation, or the stockholders of such corporations, the following shall occur:

(a) The Company Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive the same number of validly issued, fully paid and nonassessable shares of Surviving Corporation Common Stock.

(b) The Company Preferred Stock issued and outstanding, if any, immediately prior to the Effective Time shall be converted into the right to receive the same number of validly issued, fully paid and nonassessable shares of Surviving Corporation Preferred Stock.

(c) All shares of Company Stock shall no longer be outstanding and shall be canceled and shall cease to exist. At the Effective Time, each certificate formerly representing shares of Company Stock shall thereafter only represent the right to receive (i) the consideration payable in respect of such shares under Sections 3.1(a) or 3.1(b) and (ii) an amount equal to any dividend or distribution pursuant to Section 3.3(c).

(d) Each share of Company Stock held in the Company’s treasury at the Effective Time shall, by virtue of the Merger and without any action of the part of the holder thereof, cease to be outstanding, shall be canceled without payment of any consideration therefor and shall cease to exist.

(e) Each share of Surviving Corporation Stock issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the Surviving Corporation or the holder of such shares, cease to be outstanding, shall be canceled without payment of any consideration and returned to the status of authorized but unissued shares of Surviving Corporation Stock.

(f) Each option to purchase shares of Company Stock outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and become an option to purchase, upon the same terms and conditions, the number of shares of Surviving Corporation Stock which is equal to the number and type of shares of Company Stock subject to such option. The exercise price per share of Surviving Corporation Stock under each of said options shall be equal to the exercise price per share of Company Stock under such option immediately prior to the Effective Time. For the avoidance of doubt, any options subject to vesting and/or other restrictions shall remain subject to the same terms and conditions, including as to vesting, exercisability and/or other restrictions, which shall not be affected by the Merger.

(g) Each restricted stock award, restricted stock unit, stock appreciation right, or any other stock-based award, stock purchase right or other right with respect to shares of Company Stock issued by the Company that is outstanding immediately prior to the Effective Time shall be converted into and become, upon the same terms and conditions, a restricted stock award, restricted stock unit, stock appreciation right, or other stock-based award, stock purchase right or other right with respect to shares of Surviving Corporation Stock, giving each holder the same rights, with respect to the same class and same number of shares of such stock of the Surviving Corporation, as such holder had with respect to the stock of the Company under such outstanding restricted stock award, restricted stock unit, stock appreciation right, or other stock-based award, stock purchase right or other right. All obligations in respect of such outstanding restricted stock awards, restricted stock units, stock appreciation rights, or other stock-based awards, stock purchase rights or other rights shall, as of the Effective Time, be assumed by the Surviving Corporation. For the avoidance of doubt, any restricted stock award, restricted stock unit, stock appreciation right or other stock-based award, stock purchase right or other right subject to vesting and/or other restrictions shall remain subject to the same terms and conditions, including as to vesting, exercisability and/or other restrictions, which shall not be affected by the Merger.

3.2 Dividends Declared Prior to the Effective Time. The Company’s obligations with respect to any dividends or other distributions to the stockholders of the Company that have been declared by the Company but not paid prior to the Effective Time will be assumed by the Surviving Corporation in accordance with the terms thereof.

3.3 Exchange of Certificates.

(a) As of the Effective Time, the Surviving Corporation shall deposit, or shall cause to be deposited, with Computershare Investor Services, the transfer agent and registrar for the shares of the Surviving Corporation Stock and the exchange agent for purposes of the Merger (the “Exchange Agent”), for exchange in accordance with this Article III, certificates evidencing shares of Surviving Corporation Stock to be issued pursuant to Section 3.1 and delivered pursuant to this Section 3.3 in exchange for outstanding shares of Company Stock. In addition, the Surviving Corporation shall deposit, or shall cause to be deposited, with the Exchange Agent, for the benefit of holders of Certificates as necessary from time to time after the Effective Time, any dividends or other distributions payable pursuant to Section 3.3(d).

(b) As soon as reasonably practicable after the Effective Time, the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Stock (“Certificates”), (i) a letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the

Certificates to the Exchange Agent and shall be in such form and have such other provisions as the Surviving Corporation may reasonably specify, and (ii) instructions for use in effecting the surrender of the Certificates in exchange for shares of Surviving Corporation Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor (A) at the option of such holder, (x) a certificate evidencing the number of shares of Surviving Corporation Stock which such holder has the right to receive or (y) book-entry confirmation evidencing the number of uncertificated shares of Surviving Corporation Stock which such holder has the right to receive, in each case, in respect of the Certificate surrendered pursuant to the provisions of this Article III and (B) the payment of any dividends and other distributions that such holder has the right to receive pursuant to this Article III. No interest shall be paid or accrued on any Merger consideration or any unpaid dividends and distributions payable to holders of Certificates. In the event of a surrender of a Certificate in exchange for shares, in certificated or uncertificated form, of Surviving Corporation Stock in the name of a person other than the person in whose name such shares of Company Stock are registered, shares, in certificated or uncertificated form, of Surviving Corporation Stock may be issued to such transferee if the Certificate evidencing such securities is presented to the Exchange Agent, accompanied by all documents required by the Exchange Agent or the Surviving Corporation to evidence and effect such transfer and to evidence that any applicable transfer taxes have been paid. As soon as reasonably practicable after the Effective Time, the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of shares of Company Stock in uncertificated book-entry form as of the time immediately prior to the Effective Time a notice stating that the Merger is complete and that the shares of Company Stock held by such holder in uncertificated book-entry form have been converted to shares of Surviving Corporation Stock held in uncertificated book-entry form.

(c) All shares of Surviving Corporation Stock issued upon the surrender for exchange of shares of Company Stock in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Stock, subject, however, to the Surviving Corporation’s obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by the Company on such Company Stock and which remain unpaid at the Effective Time. Any such dividends or distributions that would have entitled stockholders of the Company to receive shares of Company Stock shall be deemed, after the Effective Time, to entitle stockholders of the Surviving Corporation to receive the same number of shares of Surviving Corporation Stock.

(d) No dividends or other distributions declared by the Surviving Corporation in respect of Surviving Corporation Stock, the record date for which is at or after the Effective Time, shall be paid by the Exchange Agent to any holder of any unsurrendered Certificate until such Certificate is surrendered for exchange in accordance with this Article III. Subject to the effect of applicable laws, following surrender of any such Certificate, the Exchange Agent shall release to the holder of the shares of Surviving Corporation Stock issued in exchange therefor, without interest, (A) at the time of such surrender, the previously reserved amount equal to the dividends or distributions with a record date at or after the Effective Time theretofore payable with respect to such whole shares of Surviving Corporation Stock that had been held by the

Exchange Agent for the benefit of such holder, and (B) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of the Surviving Corporation Stock with a record date at or after the Effective Time but with a payment date subsequent to surrender.

(e) At and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of shares of Company Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be canceled and exchanged for shares of Surviving Corporation Stock in accordance with the procedures set forth in this Article III.

(f) No fractional shares of Surviving Corporation Stock shall be issued pursuant hereto.

(g) Any former stockholders of the Company who have not complied with this Article III within one year after the Effective Time shall thereafter look only to the Surviving Corporation for release of (A) their previously reserved shares of Surviving Corporation Stock deliverable in respect of each share of Company Common Stock such stockholder holds as determined pursuant to this Agreement and (B) any dividends or other distributions paid on such shares for the benefit of such stockholders, without any interest thereon.

(h) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent or the Surviving Corporation will issue in exchange for such lost, stolen or destroyed Certificate the shares of Surviving Corporation Stock deliverable in respect thereof pursuant to this Agreement.

(i) None of the Company, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of shares or securities of the Company for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar laws.

ARTICLE IV

SPECIFIC UNDERTAKINGS

4.1 Stock Incentive Plans. Effective as of the Effective Time, the Surviving Corporation shall succeed to all of the rights and obligations of the Company under the Amended and Restated Gaylord Entertainment Company 1997 Omnibus Stock Option and Incentive Plan and the Gaylord Entertainment Company Amended and Restated 2006 Omnibus Incentive Plan as each of said plans may then be in effect, and the parties hereto shall each take such action as may be necessary to enable each holder of an option or other right to acquire shares of Company Common Stock or Company Preferred Stock under any such plans and any award agreement therefor to become entitled, at and after the Effective Time, to exercise such option or right, subject to the terms and provisions thereof, as to that number of shares of Surviving Corporation

Common Stock or Surviving Corporation Preferred Stock that is equal to the number of shares of Company Stock subject to such option or other rights immediately prior to the Effective Time; provided that the terms and conditions, including as to any vesting, exercisability and/or other restrictions under such plans or agreements therefor, for the avoidance of doubt, shall continue in effect and shall not be affected by the Merger.

4.2 Other Employee Benefit Plans. Following the Effective Time, the Surviving Corporation shall honor, or cause to be honored, all obligations under employment agreements, employee retention or consulting agreements and all employee benefit plans, programs, policies and arrangements of the Company in accordance with the terms thereof. Nothing herein shall be construed to prohibit the Surviving Corporation from amending or terminating such agreements, programs, policies and arrangements after the Merger in accordance with the terms thereof and with applicable law.

ARTICLE V

GENERAL

5.1 Stockholder Approval. Subsequent to the execution of this Agreement, the Company intends to submit the Merger as provided for herein to its stockholders for their approval pursuant to the applicable provisions of the DGCL.

5.2	Conditions to Merger. The Merger is subject to the following conditions, any of which may be waived by the Company:

(a) This Agreement shall have been duly adopted by the requisite vote of the stockholders of the Company and the Surviving Corporation.

(b) The Company’s Board of Directors shall not have determined that the transactions contemplated in connection with the REIT Conversion that impact the Surviving Corporation’s qualification as a REIT for federal income tax purposes have not occurred or are not reasonably likely to occur.

(c) The Surviving Corporation shall have amended and restated its certificate of incorporation to read substantially in the form attached hereto as Exhibit A.

(d) The Surviving Corporation shall have amended and restated its bylaws to read substantially in the form attached hereto as Exhibit B.

(e) The shares of Surviving Corporation Common Stock issuable to stockholders of the Company pursuant to this Agreement shall have been approved for listing on the New York Stock Exchange, subject to official notice of issuance.

(f) The Registration Statement on Form S-4 to be filed with the Securities and Exchange Commission by the Surviving Corporation in connection with the Merger shall have become effective under the Securities Act of 1933, as amended, and shall not be the subject of any stop order or proceeding seeking a stop order.

(g) The Company’s Board of Directors shall not have determined, in its sole discretion, that legislation, or proposed legislation with a reasonable possibility of being enacted, would have the effect of substantially (i) impairing the ability of the Surviving Corporation to qualify as a REIT, (ii) increasing the federal tax liabilities of the Company or the Surviving Corporation resulting from the REIT Conversion, or (iii) reducing the expected benefits to the Surviving Corporation resulting from the REIT Conversion.

(h) The Company shall have received all governmental approvals and third party consents desired to be obtained by the Company or its subsidiaries in connection with the Merger and the transactions constituting the REIT Conversion, except where the failure to obtain such approvals or consents would not reasonably be expected to materially and adversely affect the business, financial condition or results of operations of the Surviving Corporation and its subsidiaries taken as a whole.

(i) The Company shall have received from its tax counsel an opinion to the effect that the Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, tax counsel shall have received and may rely upon customary representations and covenants provided by the Company that tax counsel deems relevant.

5.3 Amendment. This Agreement may be amended at any time by the mutual consent of the Company and the Surviving Corporation.

5.4 Termination and Abandonment. At any time prior to the Effective Time, this Agreement may be terminated and the Merger abandoned by the Board of Directors of the Company.

5.5 Other Obligations. The Surviving Corporation and the Company agree that all rights to indemnification and exculpation from liability for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto existing prior to the Effective Time in favor of current or former directors or officers of the Company as provided in the Company’s Charter, bylaws, under law or by any existing indemnification agreements or arrangements of the Company shall survive the Merger and become the obligations of the Surviving Corporation.

5.6 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflicts of laws principles.

5.7 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute one instrument.

5.8 Waiver. At any time prior to the Effective Time, the parties hereto may (i) extend the time for the performance of any of the obligations or other acts of the parties hereto, (ii) waive any inaccuracy in the statements contained in this Agreement or in any document delivered pursuant to this Agreement, or (iii) waive compliance with any of the covenants, conditions or agreements contained in this Agreement, or any document delivered pursuant to this Agreement, provided that such action would not have a material adverse effect on the rights of the stockholders of the Company.

5.9 Entire Agreement; No Third-Party Beneficiaries. This Agreement (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, and (b) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed on its behalf by its duly authorized officer, all as of the date and year first above written.

GAYLORD ENTERTAINMENT COMPANY

By:	/s/ Mark Fioravanti
Name:	Mark Fioravanti
Title:	Executive Vice President and Chief Financial Officer

GRANITE HOTEL PROPERTIES, INC.

By:	/s/ Colin V. Reed
Name:	Colin V. Reed
Title:	President and Chief Executive Officer

ANNEX B

FORM OF AMENDED AND RESTATED CERTIFICATE

OF INCORPORATION

GRANITE HOTEL PROPERTIES, INC.

Granite Hotel Properties, Inc., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

1. The date of filing of the original Certificate of Incorporation of Granite Hotel Properties, Inc. with the Secretary of State of the State of Delaware was June 21, 2012 (the “Original Certificate”).

2. This Certificate of Incorporation (as amended from time to time, the “Certificate of Incorporation”) amends, restates and integrates the provisions of the Original Certificate and in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware (as amended from time to time, the “DGCL”), was duly adopted by the Board of Directors and by the sole stockholder by written consent in accordance with Sections 141(f) and 228, respectively, of the DGCL.

3. The text of the Original Certificate is hereby amended and restated to read as herein set forth in full.

Article I.

Name of Corporation

The name of the corporation is Granite Hotel Properties, Inc. (the “Corporation”).

Article II.

Registered Agent and Registered Office

The address of the Corporation’s registered office in the State of Delaware is 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle, 19808. The name of the Corporation’s registered agent at such address is Corporation Service Company.

Article III.

Purpose of Corporation

The purpose of the Corporation is to engage in any lawful act or activity (including, without limitation or obligation, qualifying for taxation under Sections 856 through 860, or any successor sections, of the Internal Revenue Code of 1986, as amended, or any successor law, as a “real estate investment trust”) for which a corporation may be engaged under the DGCL.

Article IV.

Capital Stock

Section 4.1 Classes and Numbers of Shares. The total number of shares of all classes of capital stock of the Corporation authorized is 500,000,000 having a par value of $.01 per share. The classes and the aggregate number of shares of stock of each class that the Corporation shall have the authority to issue is as follows:

(a) 100,000,000 shares of Preferred Stock, $.01 par value (“Preferred Stock”).

(b) 400,000,000 shares of Common Stock, $.01 par value (“Common Stock”).

The Board of Directors of the Corporation (the “Board of Directors”) may classify any unissued shares of stock and reclassify any previously classified but unissued shares of stock from time to time, in one or more classes or series of stock.

Section 4.2 Common Stock.

(a) General. The rights, powers, and privileges of the holders of the Common Stock are subject to and qualified by the rights of holders of the Preferred Stock, if any.

(b) Voting Rights. Except as otherwise required by applicable law or this Certificate of Incorporation, the holder of each outstanding share of Common Stock shall have one vote on each matter submitted to a vote of the stockholders of the Corporation.

(c) Dividends and Distributions. Subject to the preferences applicable to Preferred Stock outstanding at any time, the holders of shares of Common Stock shall be entitled to receive, from time to time, when, as, and if declared by the Board of Directors, out of assets or funds of the Corporation legally available therefor, dividends and other distributions in cash, property, or securities of the Corporation.

(d) Liquidation Rights. In the event of any dissolution, liquidation or winding up of the affairs of the Corporation, whether voluntary or involuntary, after payment or provision for the payment of the debts and other liabilities of the Corporation and after making provision for the holders of Preferred Stock, if any, the remaining assets and funds of the Corporation, if any, shall be divided among and paid ratably to the holders of the Common Stock.

(e) No Preemptive Rights. No holder of shares of Common Stock shall be entitled to preemptive or subscription rights.

Section 4.3 Preferred Stock. The Board of Directors is authorized, subject to limitations prescribed by law, to provide by resolution or resolutions for the issuance of all or any of the shares of Preferred Stock in one or more classes or series, to establish the number of shares to be included in each such class or series, and to fix the voting powers, designations, powers, preferences and relative, participating, optional or other rights, if any, of the shares of each such class or series, and any qualifications, limitations or restrictions thereof, including, without limitation, the authority to provide that any such class or series may be (i) subject to redemption at such time or times and at such price or prices; (ii) entitled to receive dividends (which may be cumulative or non-cumulative) at such rates, on such conditions, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or any other series; (iii) entitled to such rights upon the dissolution of, or upon any distribution of the assets of, the Corporation; or (iv) convertible into, or exchangeable for, shares of any other class or classes of stock, or of any other series of the same or any other class or classes of stock, of the Corporation at such price or prices or at such rates of exchange and with such adjustments; all as may be stated in such resolution or resolutions.

Section 4.4 Compliance with the Communications Act of 1934 and the Regulations thereunder.

(a) Proof of Ownership. If the Corporation has reason to believe that the ownership or proposed ownership of, or the exercise of any rights of ownership with respect to, shares of capital stock of the Corporation by any Person may be inconsistent with, or in violation of, any provision of the Federal Communications Laws (as hereinafter defined), such Person, upon request of the Corporation, shall furnish promptly to the Corporation such information (including, without limitation, information with respect to citizenship and other ownership interests and affiliations), as the Corporation shall reasonably request to determine whether the ownership of, or the exercise of any rights with respect to, shares of capital stock of the Corporation by any such Person could result in any inconsistency with, or violation of, the Federal Communications Laws.

(b) Rights of Corporation upon Inconsistency or Violation. If any Person from whom information is requested should fail to respond to such request pursuant to Section 4.4(a) or fail to provide all of the information requested, or if the Corporation shall conclude that the ownership or proposed ownership of, or the exercise of any rights of ownership with respect to, shares of capital stock of the Corporation by any Person could result in any inconsistency with, or violation of, the Federal Communications Laws, the Corporation may (i) refuse to permit the transfer of shares of capital stock of the Corporation to any proposed transferee, (ii) suspend those rights of stock ownership the exercise of which could result in any inconsistency with, or violation of, the Federal Communications Laws, or (iii) redeem such shares of capital stock of the Corporation in accordance with Section 4.4(c) hereof. In the case of clause (i) or (ii) of the preceding sentence, such refusal of transfer or suspension shall remain in effect until the requested information has been received or until the Corporation has determined that such transfer, or the exercise of such suspended rights, as the case may be, is permissible under the Federal Communications Laws. The Corporation may exercise any and all appropriate remedies, at law or in equity in any court of competent jurisdiction, against any such stockholder or proposed transferee, with a view towards obtaining such information or preventing or curing any situation which could cause any inconsistency with, or violation of, any provision of the Federal Communications Laws.

(c) Redemption. Notwithstanding any other provision of this Certificate of Incorporation to the contrary, outstanding shares of capital stock of the Corporation shall always be subject to redemption by the Corporation, by action of the Board of Directors, if in the judgment of the Board of Directors such action should be taken, pursuant to Section 151(b)(2) of the DGCL or any other applicable provision of law, to the extent necessary to prevent the loss or secure the reinstatement of any license or franchise from any governmental agency held by the Corporation or any of its subsidiaries to conduct any portion of the business of the Corporation or any of its subsidiaries, which license or franchise is conditioned upon some or all of the holders of the Corporation’s stock possessing prescribed qualifications. The terms and conditions of such redemption, or any redemption pursuant to clause (iii) of Section 4.4(b), shall be as follows:

(i) The redemption price per share of the shares to be redeemed pursuant to this Section 4.4 shall be equal to the lesser of (a) the Market Price (as hereinafter defined) on the date of the notice of redemption pursuant to Section 4.4(c)(iv), or (b) if such stock was purchased by a Disqualified Holder (as hereinafter defined) within one year of the Redemption Date (as hereinafter defined), such Disqualified Holder’s purchase price per share.

(ii) The redemption price of such shares may be paid in cash, Redemption Securities (as hereinafter defined) or any combination thereof.

(iii) If less than all the shares held by Disqualified Holders are to be redeemed, the shares to be redeemed shall be selected in such manner as shall be determined by the Board of Directors, which may include selection first of the most recently purchased shares thereof, selection by lot, or selection in any other manner determined by the Board of Directors.

(iv) At least 30 days’ written notice of the Redemption Date shall be given to the record holders of the shares selected to be redeemed (unless waived in writing by any such holder), provided that the Redemption Date may be the date on which written notice shall be given to record holders provided that the cash or Redemption Securities necessary to effect the redemption shall have been deposited in trust for the benefit of such record holders and such cash or Redemption Securities are subject to immediate withdrawal by them upon surrender of the stock certificates (or, in the case of uncertificated shares, evidence of the assignment thereof) for their shares to be redeemed.

(v) From and after the Redemption Date, any and all rights of whatever nature, which may be held by the owners of shares selected for redemption (including without limitation any rights to vote or participate in dividends declared on stock of the same class or series as such shares), shall cease and terminate and they shall thenceforth be entitled only to receive the cash or Redemption Securities payable upon redemption.

(vi) Such other terms and conditions as the Board of Directors shall determine.

(d) Definitions. For purposes of this Section 4.4:

(i) “Disqualified Holder” shall mean any holder of shares of capital stock of the Corporation whose holding of such stock, or exercise of any rights of ownership with respect to such stock, either individually or when taken together with the holding of shares of stock of the Corporation by any other holders, may result, in the judgment of the Board of Directors, in the loss of, or the failure to secure the reinstatement of, any license or franchise from any governmental agency held by the Corporation or any of its subsidiaries to conduct any portion of the business of the Corporation or any of its subsidiaries or otherwise could result in any inconsistency with, or violation of, the Federal Communications Laws.

(ii) “Federal Communications Laws” shall mean any law of the United States now or hereafter in effect (and any regulation thereunder) pertaining to the ownership of, or the exercise of rights of ownership with respect to capital stock of corporate entities holding, directly or indirectly, television or radio station, cable television, or other radio authorizations, including, without limitation, the Communications Act of 1934, as amended (the “Communications Act”), and regulations thereunder pertaining to the ownership, or the exercise of the rights of ownership, of capital stock of corporate entities holding, directly or indirectly, television or radio broadcast station, cable television, or other radio authorizations, by (1) aliens, as defined in or under the Communications Act, as it may be amended from time to time, (2) Persons having interests in television or radio broadcast stations, newspapers, or cable television systems, or (3) Persons unilaterally or otherwise, seeking direct or indirect control of the corporation as construed under the Communications Act, without having obtained any requisite prior Federal regulatory approval to such control. The term “regulation” shall include not only regulations but rules, published policies and published controlling interpretations by an administrative agency or body empowered to administer statutory provision of the Federal Communications Laws.

(iii) “Market Price” on any date shall mean, with respect to any class or series of outstanding shares of capital stock, the Closing Price for such capital stock on such date. The “Closing Price” on any date shall mean the last reported sale price for such capital stock, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, for such capital stock, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the New York Stock Exchange or, if such capital stock is not listed or admitted to trading on the New York Stock Exchange, as reported on the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which such capital stock is listed or admitted to trading or, if such capital stock is not listed or admitted to trading on any national securities exchange, the last quoted price, or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc. Automated Quotation System or, if such system is no longer in use, the principal other automated quotation system that may then be in use or, if such capital stock is not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in such capital stock selected by the Board of Directors or, in the event that no trading price is available for such capital stock, the fair market value of the capital stock, as determined in good faith by the Board of Directors.

(iv) “Person” shall mean an individual, corporation, partnership, limited liability company, estate, trust, joint stock company or other entity.

(v) “Redemption Date” shall mean the date fixed by the Board of Directors for the redemption of any shares of stock of the Corporation pursuant to this Section 4.4.

(vi) “Redemption Securities” shall mean any debt or equity securities of the Corporation, any of its subsidiaries or any other corporation or other entity, or any combination thereof, having such terms and conditions as shall be approved by the Board of Directors and which, together with any cash to be paid as part of the redemption price, in the opinion of any nationally recognized investment banking firm selected by the Board of Directors (which may be a firm which provides other investment banking, brokerage or other services to the Corporation) has a value, at the time notice of redemption is given pursuant to Section 4.4(c)(iv), at least equal to the price required to be paid pursuant to Section 4.4(c)(i) (assuming, in the case of Redemption Securities to be publicly traded, such Redemption Securities were fully distributed and subject only to normal trading activity).

(e) Legends. Each certificate for shares of capital stock, if certificated, shall bear a legend that substantially describes the restrictions on transfer and ownership set forth in this Section 4.4, or instead of such legend, the certificate, may reference such restrictions and state that the Corporation will furnish a statement about such restrictions on transferability and ownership to any stockholder on request and without charge. In the case of any shares of capital stock that are uncertificated, such restrictions, or a reference to such restrictions and a statement that the Corporation will furnish a statement about the restrictions on transferability and ownership set forth in this Section 4.4 to any stockholder on request and without charge, will be contained in the notice or notices sent as required by applicable law.

(f) Enforcement. The Corporation is authorized specifically to seek equitable relief, including injunctive relief, to enforce the provisions of this Section 4.4.

(g) Non-Waiver. No delay or failure on the part of the Corporation or the Board of Directors in exercising any right under this Section 4.4 shall operate as a waiver of any right of the Corporation or the Board of Directors, as the case may be, except to the extent specifically waived in writing.

Section 4.5 Certificate of Incorporation and Bylaws. All persons who shall acquire stock in the Corporation shall acquire the same subject to the provisions of the Certificate of Incorporation and the Bylaws of the Corporation (the Bylaws, as amended from time to time, the “Bylaws”).

Article V.

REIT Ownership and Transfer Provisions

Section 5.1 Definitions. For the purpose of this Article V, the following terms shall have the following meanings:

Beneficial Ownership. The term “Beneficial Ownership” shall mean ownership of Capital Stock by a Person, whether the interest in the shares of Capital Stock is held directly or indirectly (including by a nominee), and shall include interests that would be treated as owned through the application of Section 544 of the Code, as modified by Sections 856(h)(1)(B) and 856(h)(3) of the Code. The terms “Beneficial Owner,” “Beneficially Owns” and “Beneficially Owned” shall have the correlative meanings.

Business Day. The term “Business Day” shall mean any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in New York City are authorized or required by law, regulation or executive order to close.

Capital Stock. The term “Capital Stock” shall mean all classes or series of stock of the Corporation, including, without limitation, Common Stock and Preferred Stock.

Charitable Beneficiary. The term “Charitable Beneficiary” shall mean one or more beneficiaries of the Trust as determined pursuant to Section 5.3(f), provided that each such organization must be described in Section 501(c)(3) of the Code and contributions to each such organization must be eligible for deduction under each of Sections 170(b)(1)(A), 2055 and 2522 of the Code.

Code. The term “Code” shall mean the Internal Revenue Code of 1986, as amended from time to time, and the regulations and rulings promulgated thereunder, all as from time to time in effect, or any successor law, regulations and rulings, and any reference to any statutory, regulatory or ruling provision shall be deemed to be a reference to any successor statutory, regulatory or ruling provision.

Constructive Ownership. The term “Constructive Ownership” shall mean ownership of Capital Stock by a Person, whether the interest in the shares of Capital Stock is held directly or indirectly (including by a nominee), and shall include interests that would be treated as owned actually or constructively through the application of Section 318(a) of the Code, as modified by Section 856(d)(5) of the Code. The terms “Constructive Owner,” “Constructively Owns” and “Constructively Owned” shall have the correlative meanings.

Excepted Holder. The term “Excepted Holder” shall mean (i) TRT, (ii) any other Person that holds, as of the Initial Date, Beneficial Ownership or Constructive Ownership of shares of Capital Stock in excess of the Stock Ownership Limit; provided, however, that, notwithstanding the foregoing, no individual (within the meaning of Section 542(a)(2) of the Code as modified by Section 856 of the Code) that holds, as of the Initial Date, Beneficial Ownership or Constructive Ownership of shares of Capital Stock in excess of the Stock Ownership Limit will be an Excepted Holder pursuant to this clause (ii), and (iii) any other Person for whom an Excepted Holder Limit is created by the Board of Directors pursuant to Section 5.2(g).

Excepted Holder Limit. The term “Excepted Holder Limit” shall mean (i) with respect to TRT, 22.0% of the outstanding shares of Common Stock, which percentage will be subject to adjustment pursuant to Section 5.2(h), (ii) with respect to any Excepted Holder who is an Excepted Holder by virtue of clause (ii) of the definition of Excepted Holder above, a percentage equal to the percentage of the outstanding shares of Common Stock Beneficially Owned and/or Constructively Owned, as applicable, by such Excepted Holder as of the Initial Date, which percentage will be subject to adjustment pursuant to Section 5.2(h), and (iii) with respect to any other Excepted Holder, provided that the affected Excepted Holder agrees to comply with the requirements established by the Board of Directors pursuant to Section 5.2(g), the percentage limit established for such Excepted Holder by the Board of Directors pursuant to Section 5.2(g), which percentage will be subject to adjustment pursuant to Section 5.2(h).

Exchange Act. The term “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

Initial Date. The term “Initial Date” shall mean the date on which the effective time of the Merger occurs.

Market Price. The term “Market Price” on any date shall mean, with respect to any class or series of outstanding shares of Capital Stock, the Closing Price for such Capital Stock on such date. The “Closing Price” on any date shall mean the last reported sale price for such Capital Stock, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, for such Capital Stock, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the NYSE or, if such Capital Stock is not listed or admitted to trading on the NYSE, as reported on the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which such Capital Stock is listed or admitted to trading or, if such Capital Stock is not listed or admitted to trading on any national securities exchange, the last quoted price, or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc. Automated Quotation System or, if such system is no longer in use, the principal other automated quotation system that may then be in use or, if such Capital Stock is not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in such Capital Stock selected by the Board of Directors or, in the event that no trading price is available for such Capital Stock, the fair market value of the Capital Stock, as determined in good faith by the Board of Directors.

Merger. The term “Merger” means the merger of Gaylord Entertainment Company with and into the Corporation pursuant to the Agreement and Plan of Merger dated as of July 27, 2012, by and between Gaylord Entertainment Company and the Corporation.

Non-Transfer Event. The term “Non-Transfer Event” shall mean any event or other change in circumstances other than a purported Transfer, including, without limitation, any redemption of any shares of Capital Stock.

NYSE. The term “NYSE” shall mean the New York Stock Exchange.

Person. The term “Person” shall mean an individual, corporation, partnership, limited liability company, estate, trust (including a trust qualified under Sections 401(a) or 501(c)(17) of the Code), a portion of a trust permanently set aside for or to be used exclusively for the purposes described in Section 642(c) of the Code, association, private foundation within the meaning of Section 509(a) of the Code, joint stock company or other entity and also includes a group as that term is used for purposes of Section 13(d)(3) or Rule 13d-5(b) of the Exchange Act, and a group to which an Excepted Holder Limit applies.

Prohibited Owner. The term “Prohibited Owner” shall mean, with respect to any purported Transfer (or Non-Transfer Event), any Person who, but for the provisions of Section 5.2(a), would Beneficially Own or Constructively Own shares of Capital Stock in violation of the provisions of 5.2(a)(i) and, if appropriate in the context, shall also mean any Person who would have been the record owner of the shares of Capital Stock that the Prohibited Owner would have so owned.

REIT. The term “REIT” shall mean a real estate investment trust within the meaning of Section 856 of the Code.

Restriction Termination Date. The term “Restriction Termination Date” shall mean the first day after the Initial Date on which the Corporation determines pursuant to Section 5.8 that it is no longer in the best interests of the Corporation to attempt to, or continue to, qualify as a REIT or that compliance with the restrictions and limitations on Beneficial Ownership, Constructive Ownership and Transfers of shares of Capital Stock set forth herein is no longer required in order for the Corporation to qualify as a REIT.

Stock Ownership Limit. The term “Stock Ownership Limit” shall mean not more than 6.9 percent (i) in value or number of shares, whichever is more restrictive, of the aggregate of the outstanding shares of Capital Stock, or (ii) in value or number of shares, whichever is more restrictive, of the outstanding class of any series or class of Capital Stock, excluding any outstanding shares of Capital Stock not treated as outstanding for federal income tax purposes, subject to the Board of Directors’ power under Section 5.2(h) hereof to increase or decrease such percentage.

Transfer. The term “Transfer” shall mean any issuance, sale, distribution, transfer, gift, assignment, devise or other disposition, as well as any other event that causes any Person to acquire or possess beneficial ownership (determined under the principles of Section 856(a)(5) of the Code), Beneficial Ownership or Constructive Ownership, or any agreement to take any such actions or cause any such events, of Capital Stock or the right to vote (other than revocable proxies or consents given to such Person in response to a public proxy or consent solicitation made pursuant to, and in accordance with, the applicable rules and regulations promulgated under the Exchange Act) or receive dividends on Capital Stock, including (a) the granting or exercise of any option (or any disposition of any option), (b) any disposition of any securities or rights convertible into or exchangeable for Capital Stock or any interest in Capital Stock or any exercise of any such conversion or exchange right and (c) Transfers of interests in other entities that result in changes in beneficial ownership (determined under the principles of Section 856(a)(5) of the Code), Beneficial Ownership, or Constructive Ownership of Capital Stock; in each case, whether voluntary or involuntary, whether owned of record, beneficially owned (determined under the principles of Section 856(a)(5) of the Code), Constructively Owned or Beneficially Owned and whether by operation of law or otherwise. The terms “Transferring” and “Transferred” shall have the correlative meanings.

TRT. The term “TRT” means (i) TRT Holdings, Inc. and Robert B. Rowling, and (ii) any other Person that would Constructively Own or Beneficially Own shares of Capital Stock Constructively Owned or Beneficially Owned by TRT Holdings, Inc. or Robert B. Rowling, but only to the extent of such shares of Capital Stock.

TRS. The term “TRS” means a taxable REIT subsidiary within the meaning of Section 856(l) of the Code) of the Corporation.

Trust. The term “Trust” shall mean a trust for the benefit of a Charitable Beneficiary, as described in Section 5.2(a)(ii)(1) and Section 5.3.

Trustee. The term “Trustee” shall mean the Person unaffiliated with the Corporation and any Prohibited Owner, that is appointed by the Corporation to serve as trustee of the Trust, and any successor trustee.

Section 5.2 Capital Stock.

(a) Ownership Limitations. During the period commencing on the Initial Date and prior to the Restriction Termination Date:

(i) Basic Restrictions.

(1) No Person, other than an Excepted Holder, shall Beneficially Own or Constructively Own shares of Capital Stock in excess of the Stock Ownership Limit. No Excepted Holder shall Beneficially Own or Constructively Own shares of Capital Stock in excess of the Excepted Holder Limit for such Excepted Holder.

(2) No Person shall Beneficially Own shares of Capital Stock to the extent that such Beneficial Ownership of Capital Stock would result in the Corporation being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year).

(3) No Person shall Beneficially Own or Constructively Own shares of Capital Stock to the extent such Beneficial Ownership or Constructive Ownership would otherwise cause the Corporation to fail to qualify as a REIT (including, but not limited to, Beneficial or Constructive Ownership to the extent that such Beneficial or Constructive Ownership would result in the Corporation owning (actually or Constructively) an interest in a tenant (other than a TRS) that is described in Section 856(d)(2)(B) of the Code. For this purpose, a tenant from whom the Corporation (or an entity owned or controlled by the Corporation) derives (and is expected to continue to derive) a sufficiently small amount of revenue such that, in the opinion of the Board of Directors, rent from such tenant would not adversely affect the Corporation’s ability to qualify as a REIT, shall not be treated as a tenant of the Corporation.

(4) No Person shall Beneficially Own shares of Capital Stock to the extent such Beneficial Ownership of Capital Stock would result in the Corporation failing to qualify as a “domestically controlled qualified investment entity” within the meaning of Section 897(h) of the Code.

(5) No Person shall Beneficially Own shares of Capital Stock to the extent such Beneficial Ownership of Capital Stock would result in the Corporation being “predominantly held” (within the meaning of Section 856(h)(3)(D) of the Code) by “qualified trusts” (within the meaning of Section 856(h)(3)(E) of the Code).

(6) Notwithstanding any other provisions contained herein, any Transfer of shares of Capital Stock (whether or not such Transfer is the result of a transaction entered into through the facilities of the NYSE or any other national securities exchange or automated inter-dealer quotation system) that, if effective, would result in the Capital Stock being beneficially owned by less than 100 Persons (determined under the principles of Section 856(a)(5) of the Code) shall be void ab initio, and the intended transferee shall acquire no rights in such shares of Capital Stock.

The number and value of the outstanding shares of Capital Stock (or any class or series thereof) held by any Person or individual (within the meaning of Section 542(a)(2) of the Code as modified by Section 856(h) of the Code) shall be determined by the Board of Directors in good faith, which determination shall be conclusive for all purposes hereof. For purposes of determining the percentage ownership of Capital Stock (or any class of series thereof) by any Person or individual (within the meaning of Section 542(a)(2) of the Code as modified by Section 856(h) of the Code), shares of Capital Stock that may be acquired upon conversion, exchange or exercise of any securities of the Corporation directly or constructively held by such Person or individual, but not Capital Stock issuable with respect to the conversion, exchange or exercise of securities for the Corporation held by other Persons, shall be deemed to be outstanding prior to conversion, exchange or exercise.

(ii) Transfer in Trust. If any Transfer of shares of Capital Stock (whether or not such Transfer is the result of a transaction entered into through the facilities of the NYSE or any other national securities exchange or automated inter-dealer quotation system) or Non-Transfer Event occurs on or after the Initial Date which, if effective, would result in any Person Beneficially Owning or Constructively Owning shares of Capital Stock in violation of clauses (1), (2), (3), (4), or (5) of Section 5.2(a)(i):

(1) then that number of shares of Capital Stock the Beneficial Ownership or Constructive Ownership of which otherwise would cause such Person to violate clauses (1), (2), (3), (4), or (5) of Section 5.2(a)(i) (rounded up to the nearest whole share) shall be automatically transferred to a Trust for the benefit of a Charitable Beneficiary, as described in Section 5.3, effective as of the close of business on the Business Day prior to the date of such Transfer or Non-Transfer Event (which effective date will in no event be earlier than the Initial Date), and such Person shall acquire no rights in such shares of Capital Stock; or

(2) if the transfer to the Trust described in clause (1) of Section 5.2(a)(ii) above would not be effective for any reason to prevent the violation of clauses (1), (2), (3), (4) or (5) of Section 5.2(a)(i), then the Transfer of that number of shares of Capital Stock that otherwise would cause any Person to violate clauses (1), (2), (3), (4), or (5) of Section 5.2(a)(i) shall be void ab initio, and the intended transferee shall acquire no rights in such shares of Capital Stock.

(3) In determining which shares of Capital Stock are to be transferred to a Trust in accordance with this Section 5.2(a)(ii) and Section 5.3 hereof, shares shall be so transferred to a Trust in such manner that minimizes the aggregate value of the shares that are transferred to the Trust (except to the extent that the Board of Directors determines that the shares transferred to the Trust shall be those directly or indirectly held or Beneficially Owned or Constructively Owned by a Person or Persons that caused or contributed to the application of this Section 5.2(a)(ii)), and to the extent not inconsistent therewith, on a pro rata basis.

(4) To the extent that, upon a transfer of shares of Capital Stock pursuant to this Section 5.2(a)(ii), a violation of Section 5.2(a)(i) would nonetheless be continuing (for example where the ownership of shares of Capital Stock by a single Trust would result in the Capital Stock being beneficially owned (determined under the principles of Section 856(a)(5) of the Code) by less than 100 persons), the shares of Capital Stock shall be transferred to that number of Trusts, each having a distinct Trustee and a Charitable Beneficiary or Beneficiaries that are distinct from those of each other Trust, such that there is no violation of Section 5.2(a)(i).

(b) Remedies for Breach. If the Board of Directors shall at any time determine in good faith that a Transfer or Non-Transfer Event has taken place that results in a violation of Section

5.2(a)(i) or that a Person intends to acquire or has attempted to acquire Beneficial Ownership or Constructive Ownership of any shares of Capital Stock in violation of Section 5.2(a)(i) (whether or not such violation is intended), the Board of Directors shall take such action as it deems advisable to refuse to give effect to or to prevent such Transfer or Non-Transfer Event, including, without limitation, causing the Corporation to redeem shares of Capital Stock, refusing to give effect to such Transfer on the books of the Corporation or instituting proceedings to enjoin such Transfer or Non-Transfer Event; provided, however, that any Transfer or attempted Transfer in violation of Section 5.2(a)(i) (or Non-Transfer Event that results in a violation of Section 5.2(a)(i)) shall automatically result in the transfer to the Trust described above and, where applicable, such Transfer (or Non-Transfer Event) shall be void ab initio as provided above irrespective of any action (or non-action) by the Board of Directors.

(c) Notice of Restricted Transfer. Any Person who acquires or attempts or intends to acquire Beneficial Ownership or Constructive Ownership of shares of Capital Stock that will or may violate Section 5.2(a)(i) or any Person who would have owned shares of Capital Stock that resulted in a transfer to the Trust pursuant to the provisions of Section 5.2(a)(ii) shall immediately give written notice to the Corporation of such event, or in the case of such a proposed or attempted transaction, give at least 15 days prior written notice, and shall provide to the Corporation such other information as the Corporation may request in order to determine the effect, if any, of such Transfer on the Corporation’s qualification as a REIT.

(d) Owners Required to Provide Information. From the Initial Date and prior to the Restriction Termination Date:

(i) every owner of more than five percent (or such lower percentage as required by the Code or the Treasury Regulations promulgated thereunder) in number or value of the outstanding shares of Capital Stock, within 30 days after the end of each taxable year, shall give written notice to the Corporation stating the name and address of such owner, the number of shares of Capital Stock held by such owner and other shares of the Capital Stock Beneficially Owned or Constructively Owned by such owner and a description of the manner in which such shares are held. Each such owner shall provide to the Corporation such additional information as the Corporation may request in order to determine the effect, if any, of such Beneficial Ownership or Constructive Ownership on the Corporation’s qualification as a REIT and to ensure compliance with the Stock Ownership Limit; and

(ii) each Person who is a Beneficial Owner or Constructive Owner of Capital Stock and each Person (including the stockholder of record) who is holding Capital Stock for a Beneficial Owner or Constructive Owner shall provide to the Corporation such information as the Corporation may request, in good faith, in order to determine the Corporation’s qualification as a REIT and to comply with requirements of any taxing authority or governmental authority or to determine such compliance and to ensure compliance with the Stock Ownership Limit.

(e) Remedies Not Limited. Subject to Section 5.8, nothing contained in this Section 5.2 shall limit the authority of the Board of Directors to take such other action as it deems necessary or advisable to protect the Corporation and the interests of its stockholders in preserving the Corporation’s qualification as a REIT.

(f) Ambiguity. In the case of an ambiguity in the application of any of the provisions of this Section 5.2, Section 5.3 or any definition contained in Section 5.1, the Board of Directors shall have the power to determine the application of the provisions of this Section 5.2 or Section 5.3 or any such definition with respect to any situation based on the facts known to it. In the event Section 5.2 or Section 5.3 requires an action by the Board of Directors and the Certificate of

Incorporation fails to provide specific guidance with respect to such action, the Board of Directors shall have the power to determine the action to be taken so long as such action is not contrary to the provisions of Sections 5.1, 5.2 or 5.3. Absent a decision to the contrary by the Board of Directors (which the Board of Directors may make in its sole and absolute discretion), if a Person would have (but for the remedies set forth in Section 5.2(a)) acquired Beneficial Ownership or Constructive Ownership of Capital Stock in violation of Section 5.2(a), such remedies (as applicable) shall apply first to the shares of Capital Stock that, but for such remedies, would have been actually owned by such Person, and second to shares of Capital Stock which, but for such remedies, would have been Beneficially Owned or Constructively Owned (but not actually owned) by such Person, pro rata among the Persons who actually own such shares of Capital Stock based upon the relative number of the shares of Capital Stock held by each such Person. In addition, any approvals, determinations or other actions which may be taken by the Board of Directors pursuant to Section 5.1, 5.2 or 5.3, may, to the extent permissible under the DGCL and applicable law, be delegated by the Board of Directors to any duly authorized committee of the Board of Directors or other designee of the Board of Directors.

(g) Exceptions.

(i) Subject to Section 5.2(a), the Board of Directors, in its sole discretion, may exempt (prospectively or retroactively) a Person from the Stock Ownership Limit, and may establish or increase (prospectively or retroactively) an Excepted Holder Limit for such Person if the Board of Directors obtains such representations, warranties and undertakings as the Board of Directors may deem appropriate in order to conclude that granting the exemption and/or establishing or increasing the Excepted Holder Limit will not cause the Corporation to lose its status as a REIT.

(ii) Prior to granting any exception and/or establishing or increasing the Excepted Holder Limit pursuant to Section 5.2(g)(i), the Board of Directors may require a ruling from the Internal Revenue Service, or an opinion of counsel, in either case in form and substance satisfactory to the Board of Directors in its sole discretion, as it may deem necessary or advisable in order to determine or ensure the Corporation’s qualification as a REIT. Notwithstanding the receipt of any ruling or opinion, the Board of Directors may impose such conditions or restrictions as it deems necessary or advisable in connection with granting such exception.

(iii) Subject to Section 5.2(a)(i)(3), an underwriter or placement agent that participates in a public offering or a private placement of Capital Stock (or securities convertible into or exchangeable for Capital Stock) may Beneficially Own or Constructively Own shares of Capital Stock (or securities convertible into or exchangeable for Capital Stock) in excess of the Stock Ownership Limit, but only to the extent necessary to facilitate such public offering or private placement.

(h) Change in Stock Ownership Limit and Excepted Holder Limit.

(i) The Board of Directors may from time to time, in its sole discretion, increase or decrease the Stock Ownership Limit; provided, however, that a decreased Stock Ownership Limit will not be effective for any Person whose percentage ownership of Capital Stock is in excess of such decreased Stock Ownership Limit, until such time as such Person’s percentage of Capital Stock (or any class or series thereof, as applicable) equals or falls below the Stock Ownership Limit, but until such time as such Person’s percentage of Capital Stock (or any class or series thereof, as applicable) falls below such decreased Stock Ownership Limit, any further acquisition of Capital Stock (or any class or series thereof, as applicable) by such Person will be in violation of the Stock Ownership Limit, and, provided further, that the new Stock

Ownership Limit would not allow five or fewer individuals (as defined in Section 542(a)(2) of the Code, as modified by Section 856(h) of the Code and taking into account all Excepted Holders) to Beneficially Own more than 49.9% in value of the outstanding Capital Stock.

(ii) The Board of Directors may only reduce the Excepted Holder Limit for an Excepted Holder (a) with the written consent of such Excepted Holder at any time, or (b) pursuant to the terms and conditions of the agreements and undertakings entered into with such Excepted Holder in connection with the establishment of the Excepted Holder Limit for that Excepted Holder. Notwithstanding the foregoing or anything contained herein to the contrary, the Board of Directors also may reduce the Excepted Holder Limit then applicable to one or more particular Excepted Holders if such reduction is, in the judgment of the Board of Directors, in its sole discretion, necessary or advisable in enabling the Corporation to maintain its qualification as a REIT or is otherwise in the best interest of the Corporation; provided, however, that any such decreased Excepted Holder Limit will not be effective for any Person whose percentage ownership of Capital Stock (or any class or series thereof, as applicable) is in excess of such decreased Excepted Holder Limit until such time as such Person’s percentage of Capital Stock (or any class or series thereof, as applicable) equals or falls below such decreased Except Holder Limit, but until such time as such Person’s percentage of Capital Stock (or any class or series thereof, as applicable) falls below such decreased Excepted Holder Limit, any further acquisition of Capital Stock (or any class or series thereof, as applicable) by such Person will be in violation of such decreased Excepted Holder Limit. No Excepted Holder Limit shall be reduced to a percentage that is less than the Stock Ownership Limit.

(j) Legend. Each certificate for shares of Capital Stock, if certificated, shall bear a legend that substantially describes the restrictions on transfer and ownership set forth in this Article V, or instead of such legend, the certificate may reference such restrictions and state that the Corporation will furnish a statement about restrictions on transferability and ownership to any stockholder on request and without charge. In the case of any shares of Capital Stock that are uncertificated, such restrictions, or a reference to such restrictions and a statement that the Corporation will furnish a statement about restrictions on transferability and ownership set forth in this Article V to any stockholder on request and without charge, will be contained in the notice or notices sent as required by applicable law.

Section 5.3 Transfer of Capital Stock in Trust.

(a) Ownership in Trust. Upon any purported Transfer or Non-Transfer Event described in Section 5.2(a)(i) that would result in a transfer of shares of Capital Stock to a Trust, such shares of Capital Stock shall be deemed to have been transferred to the Trustee as trustee of a Trust for the exclusive benefit of one or more Charitable Beneficiaries. Such transfer to the Trustee shall be deemed to be effective as of the close of business on the Business Day prior to the purported Transfer or Non-Transfer Event that results in the transfer to the Trust pursuant to Section 5.2(a)(ii) (which effective date will in no event be earlier than the Initial Date). The Trustee shall be appointed by the Corporation and shall be a Person unaffiliated with the Corporation and any Prohibited Owner. Each Charitable Beneficiary shall be designated by the Corporation as provided in Section 5.3(f).

(b) Status of Shares Held by the Trustee. Shares of Capital Stock held by the Trustee shall continue to be issued and outstanding shares of Capital Stock of the Corporation. The Prohibited Owner shall have no rights in the shares of Capital Stock held by the Trustee. The Prohibited Owner shall not benefit economically from ownership of any shares held in trust by the Trustee, shall have no rights to dividends or other distributions and shall not possess any rights to vote or other rights attributable to the shares held in the Trust.

(c) Dividend and Voting Rights. The Trustee shall have all voting rights and rights to dividends or other distributions with respect to shares of Capital Stock held in the Trust, which rights shall be exercised for the exclusive benefit of the Charitable Beneficiary. Any dividend or other distribution paid to a Prohibited Owner prior to the discovery by the Corporation that the shares of Capital Stock have been transferred to the Trustee shall be paid with respect to such shares of Capital Stock by the Prohibited Owner to the Trustee upon demand and any dividend or other distribution authorized but unpaid shall be paid when due to the Trustee. Any dividend or distribution so paid to the Trustee shall be held in trust for the Charitable Beneficiary. The Prohibited Owner shall have no voting rights with respect to shares held in the Trust and, subject to the DGCL, effective as of the date that the shares of Capital Stock have been transferred to the Trustee, the Trustee shall have the authority (at the Trustee’s sole discretion) (i) to rescind as void any vote cast by a Prohibited Owner prior to the discovery by the Corporation that the shares of Capital Stock have been transferred to the Trustee and (ii) to recast such vote in accordance with the desires of the Trustee acting for the benefit of the Charitable Beneficiary; provided, however, that if the Corporation has already taken irreversible corporate action, then the Trustee shall not have the authority to rescind and recast such vote. Notwithstanding the provisions of this Article V, until the Corporation has received notification that shares of Capital Stock have been transferred into a Trust, the Corporation shall be entitled to rely on its share transfer and other stockholder records for purposes of preparing lists of stockholders entitled to vote at meetings, determining the validity and authority of proxies and otherwise conducting votes of stockholders.

(d) Sale of Shares by Trustee. Within 20 days after receiving notice from the Corporation that shares of Capital Stock have been transferred to the Trust, the Trustee of the Trust shall sell the shares held in the Trust to a person, designated by the Trustee, whose ownership of the shares will not violate the ownership limitations set forth in Section 5.2(a)(i). Upon such sale, the interest of the Charitable Beneficiary in the shares sold shall terminate and the Trustee shall distribute the net proceeds of the sale to the Prohibited Owner and to the Charitable Beneficiary as provided in this Section 5.3(d). The Prohibited Owner shall receive the lesser of (i) the price paid by the Prohibited Owner for the shares or, if the Prohibited Owner did not give value for the shares in connection with the event causing the shares to be held in the Trust (e.g., in the case of a gift, devise or other such transaction or a Non-Transfer Event), the Market Price of the shares on the day of the event causing the shares to be held in the Trust and (ii) the price per share received by the Trustee (net of any commissions and other expenses of sale) from the sale or other disposition of the shares held in the Trust. The Trustee may reduce the amount payable to the Prohibited Owner by the amount of dividends and distributions paid to the Prohibited Owner and owned by the Prohibited Owner to the Trustee pursuant to Section 5.3(c). Any net sales proceeds in excess of the amount payable to the Prohibited Owner shall be immediately paid to the Charitable Beneficiary. If, prior to the discovery by the Corporation that shares of Capital Stock have been transferred to the Trustee, such shares are sold by a Prohibited Owner, then (a) such shares shall be deemed to have been sold on behalf of the Trust and (b) to the extent that the Prohibited Owner received an amount for such shares that exceeds the amount that such Prohibited Owner was entitled to receive pursuant to this Section 5.3(d), such excess shall be paid to the Trustee upon demand.

(e) Purchase Right in Stock Transferred to the Trustee. Shares of Capital Stock transferred to the Trustee shall be deemed to have been offered for sale to the Corporation, or its designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in such transfer to the Trust (or, in the case of a devise or gift or other such transaction or Non-Transfer Event, the Market Price at the time of such devise or gift or Non-Transfer Event) and (ii) the Market Price on the date the Corporation, or its designee, accepts such offer. The Corporation may reduce the amount payable to the Prohibited Owner by the amount of dividends and distributions paid to the Prohibited Owner and owed by the Prohibited Owner to the Trustee pursuant to Section 5.3(c). The Corporation may pay the amount of such reduction to the Trustee for the benefit of the Charitable Beneficiary. The Corporation shall have the right to accept such offer until the Trustee has sold the shares held in the Trust pursuant to Section 5.3(d). Upon such a sale to the Corporation or its designee, the interest of the Charitable Beneficiary in the shares sold shall terminate and the Trustee shall distribute the net proceeds of the sale to the Prohibited Owner and any dividends or other distributions held by the Trustee shall be paid to the Charitable Beneficiary.

(f) Designation of Charitable Beneficiaries. By written notice to the Trustee, the Corporation shall designate one or more nonprofit organizations to be the Charitable Beneficiary of the interest in the Trust such that (i) the shares of Capital Stock held in the Trust would not violate the restrictions set forth in Section 5.2(a)(i) in the hands of such Charitable Beneficiary and (ii) each such organization must be described in Section 501(c)(3) of the Code and contributions to each such organization must be eligible for deduction under each of Sections 170(b)(1)(A), 2055 and 2522 of the Code.

Section 5.4 NYSE Transactions. Nothing in this Article V shall preclude the settlement of any transaction entered into through the facilities of the NYSE or any other national securities exchange or automated inter-dealer quotation system. The fact that the settlement of any transaction occurs shall not negate the effect of any other provision of this Article V and any transferee in such a transaction shall be subject to all of the provisions and limitations set forth in this Article V.

Section 5.5 Enforcement. The Corporation is authorized specifically to seek equitable relief, including injunctive relief, to enforce the provisions of this Article V.

Section 5.6 Non-Waiver. No delay or failure on the part of the Corporation or the Board of Directors in exercising any right under this Article V shall operate as a waiver of any right of the Corporation or the Board of Directors, as the case may be, except to the extent specifically waived in writing.

Section 5.7 Severability. If any provision of this Article V or any application of any such provision is determined to be invalid by any federal or state court having jurisdiction over the issues, the validity of the remaining provisions shall not be affected and other applications of such provisions shall be affected only to the extent necessary to comply with the determination of such court.

Section 5.8 REIT Qualification. If the Corporation elects to qualify for federal income tax treatment as a REIT, the Board of Directors shall use its reasonable best efforts to take such actions as are necessary or appropriate to preserve the qualification of the Corporation as a REIT; however, if the Board of Directors determines that it is no longer in the best interests of the Corporation to continue to be qualified as a REIT, the Board of Directors may revoke or otherwise terminate the Corporation’s REIT election pursuant to Section 856(g) of the Code. The Board of Directors also may determine that compliance with any restriction or limitation on stock ownership and transfers set forth in this Article V hereof is no longer required for REIT qualification.

Article VI.

Corporate Debts

The private property of the stockholders shall not be subject to the payment of corporate debts to any extent whatsoever.

Article VII.

Board of Directors

Section 7.1 Management by Board of Directors. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

Section 7.2 Board Provisions.

(a) Number of Directors. The number of directors of the Corporation shall be not less than one nor more than fifteen, with the exact number of directors to be determined from time to time by resolution adopted by the affirmative vote of a majority of the entire Board of Directors.

(b) Election by Stockholders; Term. Each director elected at any annual meeting of stockholders shall hold office until the next annual meeting of stockholders after such election and until his or her successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office.

(c) Vacancies. Any vacancy on the Board of Directors resulting from death, resignation, retirement, disqualification, removal or otherwise and newly created directorships resulting from any increase in the number of directors shall be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director. Any director elected to fill such a vacancy shall hold office until the next annual meeting of stockholders and until his or her successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office.

(d) Rights of Holders of Preferred Stock. Notwithstanding anything contained herein to the contrary, whenever the holders of any one or more classes or series of Preferred Stock issued by the Corporation shall have the right, voting separately by class or series, to elect directors, the election, term of office, filling of vacancies, removal and other features of such directorships shall be governed by the terms of the resolution or resolutions adopted by the Board of Directors pursuant to Article IV applicable thereto.

(e) Written Ballots. The directors of the Corporation need not be elected by written ballot unless the Bylaws so provide.

Article VIII.

No Action by Written Consent; Special Meetings

Section 8.1 No Action by Written Consent. Any action required or permitted to be taken at any annual or special meeting of stockholders may be taken only upon the vote of the stockholders at an annual or special meeting duly noticed and called in accordance with this Certificate of Incorporation, and may not be taken by a written consent of the stockholders.

Section 8.2 Calling of Special Meeting. Subject to the rights of the holders of any classes or series of Preferred Stock, special meetings of the stockholders of the Corporation for any purpose or purposes may be called at any time by the Chairman of the Board of Directors or by a majority of the members of the Board of Directors. Special meetings of the stockholders of the Corporation may not be called by any other person or persons.

Article IX.

Authority of Board; Amendments.

Section 9.1 Authority of Board of Directors. In furtherance and not in limitation of the powers conferred by law, the Board of Directors is expressly authorized to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the DGCL, this Certificate of Incorporation, and the Bylaws; provided, however, that no Bylaws hereafter adopted by the stockholders shall invalidate any prior act of the directors which would have been valid if such Bylaws had not been adopted.

Section 9.2 Amendment of Bylaws. In furtherance and not in limitation of the powers conferred by law, the Board of Directors is expressly authorized to adopt, alter, amend or repeal the Bylaws. In addition, the Bylaws may be adopted, altered, amended or repealed by the affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the votes represented by the issued and outstanding shares of capital stock of the Corporation entitled to vote thereon, voting together as a single class.

Section 9.3 Amendment of Certificate of Incorporation. Notwithstanding anything contained in this Certificate of Incorporation to the contrary, the affirmative vote of at least sixty-six and two-thirds percent (66-2/3%) of the votes represented by the issued and outstanding shares of capital stock of the Corporation entitled to vote thereon, voting together as a single class, shall be required to adopt, alter, amend or repeal any provision inconsistent with Articles VII, VIII, IX, X and XI of this Certificate of Incorporation.

Section 9.4 Meetings of Stockholders; Books and Records. Meetings of the stockholders of the Corporation may, if the Bylaws so provide, be held within or without the State of Delaware. The books of the Corporation (subject to the provisions of the DGCL) may be kept outside the State of Delaware at such place or places as from time to time may be designated by the Board of Directors or in the Bylaws.

Article X.

Limitations of Liability; Indemnification

Section 10.1 Limitation of Liability. No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such a director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Section 10.1 shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts, omissions, facts or circumstances occurring prior to such amendment or repeal.

Section 10.2 Indemnification.

(a) Indemnification. The Corporation shall indemnify to the fullest extent authorized or permitted by the DGCL (as now or hereafter in effect) any person who is or was, or is threatened to be made, a party or witness to any threatened, pending or completed action, suit or proceeding (whether civil or criminal or otherwise) by reason of the fact that he or she is or was a director or officer of the Corporation or by reason of the fact that such director or officer, at the request of the Corporation is or was serving any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, in any capacity, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her or on his or her behalf in connection therewith; provided, however, that, except for proceedings to enforce rights to indemnification, the Corporation shall not be obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) in connection with any proceeding (or part thereof) initiated by such persons unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors of the Corporation. The right to indemnification conferred by this Section 10.2 shall include the right to be paid by the Corporation the expenses incurred in defending or otherwise participating in any civil, criminal, administrative or investigative action, suit or proceeding in advance of its final disposition, subject to any requirements of the DGCL and the Bylaws.

(b) Authorization. Any indemnification under this Section 10.2 (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination in accordance with the DGCL or the Bylaws that indemnification of the present or former director or officer is proper in the circumstances because he or she has met the applicable standard of conduct under the DGCL.

(c) Permissive Indemnification. The Corporation may, to the extent authorized from time to time by resolution of the Board of Directors, provide rights to indemnification and the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Article X to directors and officers of the Corporation.

(d) Non-Exclusive. The rights to indemnification and to the advancement of expenses conferred in this Article X shall not be exclusive of any other right which any person may have or hereafter acquire under this Certificate of Incorporation, the Bylaws, any statute, agreement, vote of stockholders or disinterested directors or otherwise.

(e) Repeal or Modification. Any repeal or modification of Section 10.2 will only be prospective and will not affect the rights under Section 10.2 in effect at the time of the alleged occurrence of any acts, omissions, facts or circumstances occurring prior to such repeal or modification.

Article XI.

Compromise

Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under Section 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

ARTICLE XII.

Reservation of Rights

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by this Certificate of Incorporation, the Bylaws or the DGCL and all rights conferred upon stockholders herein are granted subject to this reservation.

IN WITNESS WHEREOF, Granite Hotel Properties, Inc. has caused this Certificate of Incorporation to be signed by its authorized officer, as of this [    ] day of [            ], 2012.

Granite Hotel Properties, Inc.

By:
Name:
Its:

ANNEX C

FORM OF AMENDED AND RESTATED BYLAWS

GRANITE HOTEL PROPERTIES, INC.

OFFICES

1. The registered office in the State of Delaware and/or registered agent of Granite Hotel Properties, Inc. (the “Corporation”) may be changed from time to time by the Corporation. The Corporation may also have an office in the City of Nashville, State of Tennessee, and also offices at such other places as the Board of Directors may from time to time appoint or the business of the Corporation may require.

SEAL

2. The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words “Corporate Seal, Delaware.” Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

STOCKHOLDERS’ MEETINGS

3. All meetings of the stockholders shall be held at the office of the Corporation in Nashville, Tennessee, or elsewhere as specified by the Board of Directors in the notice of meeting.

4. The annual meeting of the stockholders shall be held on such date and at such time and place as shall be designated by the Board of Directors and stated in the notice of the meeting. At the annual meeting, directors shall be elected and any other business properly brought before the meeting may be transacted.

5. (a) No business may be transacted at an annual meeting of stockholders, other than business that is properly brought before the meeting. To be properly brought before an annual meeting, business must be either (i) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors (or any duly authorized committee thereof), (ii) otherwise properly brought before the annual meeting by or at the direction of the Board of Directors (or any duly authorized committee thereof) or (iii) otherwise properly brought before the annual meeting by any stockholder of the Corporation (A) who is a stockholder of record on the date of the giving of the notice provided for in this Paragraph 5 and on the record date for the determination of stockholders entitled to vote at such meeting and (B) who complies with the notice procedures set forth in this Paragraph 5; clause (iii) shall be the exclusive means for a stockholder to submit any matters (other than matters properly brought under Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and included in the Corporation’s notice of meeting) before an annual meeting of stockholders.

(b) In addition to any other applicable requirements, for business to be properly brought before an annual meeting by a stockholder such stockholder must have given timely notice thereof in proper written form to the Secretary of the Corporation and such business must be a proper subject for stockholder action.

(c) To be timely, a stockholder’s notice to the Secretary must be delivered to or mailed and received by the Secretary of the Corporation at the principal executive offices of the Corporation not less than ninety (90) days nor more than one hundred twenty (120) days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, in the event that the annual meeting is called for a date that is not within thirty (30) days before or after such anniversary date, notice by the stockholder in order to be timely must be so received not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever first occurs. In no event will the adjournment or postponement of an annual meeting of stockholders commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described in this Paragraph 5.

(d) To be in proper written form, a stockholder’s notice (the “Stockholder Proposal Notice”) to the Secretary must set forth as to each matter such stockholder proposes to bring before the annual meeting (other than director nominations, which are governed by Paragraph 14 of these Amended and Restated Bylaws (as amended from time to time, the “Bylaws”)) (i) a brief description of the business desired to be brought before the annual meeting (including the text of any resolutions proposed for consideration) and the reasons for conducting such business at the annual meeting, (ii) the name and record address of such stockholder and any Stockholder Associated Person (as defined below) covered by clauses (iii), (iv) and (v) below, (iii) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by such stockholder and any Stockholder Associated Person and the date(s) on which such stock was acquired, (iv) a description of any economic interest in or any other right with respect to (including from a third party), any securities of the Corporation (or any rights, options or other securities convertible into or exercisable or exchangeable for such securities or any obligations measured by the price or value of any securities of the Corporation, including, without limitation, any swaps or other derivative arrangements), or any short interest in any securities of the Corporation, held by such stockholder and any Stockholder Associated Person, (v) a description of any material direct or indirect interest of such stockholder or any Stockholder Associated Person in any proposal or business set forth in the Stockholder Proposal Notice, (vi) a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such proper business before the annual meeting and whether or not such stockholder intends to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding shares required to approve the proposal and/or otherwise to solicit proxies from stockholders in support of the proposal, (vii) a certification regarding whether or not such stockholder and any Stockholder Associated Persons have complied with all applicable federal, state and other legal requirements in connection with such stockholder’s and/or Stockholder Associated Persons’ acquisition of stock or other securities of the Corporation and/or such stockholder’s and/or Stockholder Associated Persons’ acts or omissions as a stockholder of the Corporation, and (viii) any other information relating to such stockholder that would be required to be disclosed in a proxy statement or other filings required to be made by the stockholder in connection with solicitations of proxies by the stockholder for a contested election of directors pursuant to Section 14 of the Exchange Act, and the rules and regulations promulgated thereunder.

(e) No business shall be conducted at the annual meeting of stockholders except business properly brought before the annual meeting in accordance with this Paragraph 5, provided, however, that, once business has been properly brought before the annual meeting in accordance with this Paragraph 5, nothing in this Paragraph 5 shall be deemed to preclude discussion by any stockholder of such business. If any information submitted pursuant to this Paragraph 5 by any stockholder submitting any proposal for business at a meeting of stockholders is inaccurate in any material respect, such information shall be deemed not to have been provided in accordance with this Paragraph 5. If the presiding officer at an annual meeting determines that business was not properly brought before the annual meeting in accordance with the foregoing procedures, the presiding officer shall declare to the meeting that the business was not properly brought before the meeting and such business shall not be transacted. Notwithstanding the foregoing provisions of this Paragraph 5, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Paragraph 5.

(f) Nothing in this Paragraph 5 shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act. Any references in these Bylaws to the Exchange Act or the rules promulgated thereunder are not intended to and shall not limit the requirements applicable to proposed business to be considered pursuant to these Bylaws.

(g) As used in these Bylaws, the term “Stockholder Associated Person” means, with respect to any stockholder, (i) any person acting in concert with such stockholder, (ii) any beneficial owner of shares of stock of the Corporation owned of record or beneficially by such stockholder (other than a stockholder that is a depositary) and (iii) any person controlling, controlled by or under common control with any stockholder, or any Stockholder Associated Person identified in clauses (i) or (ii) above.

6. The holders of a majority of the stock issued and outstanding, and entitled to vote thereat, present in person, or represented by proxy, shall be requisite and shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by law, by the Amended and Restated Certificate of Incorporation (as amended from time to time, the “Certificate of Incorporation”), or by these Bylaws.

Where a separate vote by class or classes is required, a majority of the outstanding shares of such class or classes, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter.

When any meeting is convened, the presiding officer may adjourn the meeting if (a) no quorum is present for the transaction of business, or (b) the Board of Directors determines that adjournment is necessary or appropriate to enable the stockholders (i) to consider fully information which the Board of Directors determines has not been made sufficiently or timely available to stockholders or (ii) otherwise to exercise effectively their voting rights. Prior to the time when any meeting is convened, the officer who would be the presiding officer at such meeting, if directed by the Board of Directors, may postpone the meeting if the Board determines that postponement is necessary or appropriate to enable the stockholders (a) to consider fully information which the Board of Directors determines has not been made sufficiently or timely available to stockholders or (b) otherwise to exercise effectively their voting rights.

7. At each meeting of the stockholders every stockholder having the right to vote shall be entitled to vote in person, or by proxy appointed by an instrument in writing subscribed by such stockholder and bearing a date not more than three years prior to said meeting, unless such instrument provides for a longer period. Each stockholder shall have such number of votes for each share of stock as provided in the Certificate of Incorporation that is registered in his, her or its name in the stock records of the Corporation. All elections of directors shall be decided by the vote required by Paragraph 13 of these Bylaws and, except as otherwise required by law or the Certificate of Incorporation or these Bylaws, all other matters shall be decided by the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on such matter. Where a separate vote by class is required, unless otherwise required by law or the Certificate of Incorporation or these Bylaws, the affirmative vote of a majority of the shares of such class or classes present in person or represented by proxy at the meeting and entitled to vote shall be the act of such class.

8. The Secretary shall prepare and make, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting; provided, however, if the record date for determining the stockholders entitled to vote is less than 10 days before the meeting date, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder for any purpose germane to the meeting for a period of at least 10 days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the principal place of business of the Corporation. If the meeting is to be held at a place, then a list of stockholders entitled to vote at the meeting shall be produced and kept at the time and place of the meeting during the whole time thereof and may be examined by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then such list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

9. Subject to the rights of the holder of any classes or series of preferred stock, special meetings of the stockholders, for any purpose or purposes, may be called at any time by the Chairman of the Board of Directors or by a majority of the members of Board of Directors. Such request shall state the purpose or purposes of the proposed meeting. Special meetings of the stockholders of the Corporation may not be called by any other person or persons.

10. Business transacted at all special meetings shall be confined to the objects stated in the notice of the meeting given pursuant to Paragraph 11 of these Bylaws.

11. Written notice of a special meeting of stockholders, stating the time and place and object thereof, shall be given not less than ten (10) nor more than sixty (60) days before the date of such meeting to each stockholder entitled to vote at such meeting at the address as appears in the stock records of the Corporation. If mailed, notice will be deemed given when deposited in the United States mails, postage prepaid. When a meeting is for any reason adjourned to another time or place, it shall not be necessary to give notice of the adjourned meeting if the time and place to which the meeting is adjourned is announced at the meeting at which the adjournment is taken and at the adjourned meeting only such business is transacted as might have been transacted at the original meeting. However, if after the adjournment the Board of Directors fixes a new record date for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record on the new record date entitled to notice.

12. The presiding officer of any meeting of stockholders shall determine the order of business and shall have absolute authority over the procedure at the meeting, including the regulation of the manner of voting and the conduct of business, and there shall be no appeal from the ruling of the presiding officer.

DIRECTORS

13. (a) The business and affairs of the Corporation shall be managed by its Board of Directors. The number of directors shall be determined as provided in the Certificate of Incorporation and they shall be elected in accordance with the provisions of the Certificate of Incorporation and these Bylaws. Each director shall be elected to serve until his or her successor shall be elected and shall qualify.

(b) A nominee for director shall be elected to the Board of Directors if the votes cast for such nominee’s election exceed the votes cast against such nominee’s election at any meeting for the election of directors at which a quorum is present (with abstentions and broker non-votes not counted as votes cast either for or against such election); provided, however, that director nominees shall be elected by a plurality of the votes cast at any meeting of the stockholders for which (i) the Secretary of the Corporation receives a notice that a stockholder has nominated a person for election to the Board of Directors pursuant to the advance notice requirements for stockholder nominees for director set forth in these Bylaws and (ii) such nomination has not been withdrawn by such stockholder on or prior to the tenth day preceding the date the Corporation first mails its notice of meeting for such meeting to the stockholders (any such election, a “Contested Election”).

(c) With regard to director elections (excluding Contested Elections), the Board of Directors has established procedures pursuant to which any director nominee who fails to receive a majority of the votes cast as set forth in Paragraph 13(b) above will tender his or her resignation to the Board of Directors. The Board of Directors (or a committee thereof) will act upon a tendered resignation within 90 days of the date on which the elections results were certified and will publicly disclose (by a press release, a filing with the Securities and Exchange Commission or other broadly disseminated means of communication) its decision regarding the tendered resignation and the rationale behind the decision within 90 days from the date of the certification of the election results.

(d) If a director’s resignation is accepted by the Board of Directors pursuant to this Paragraph 13, or if a nominee for director is not elected and the nominee is not an incumbent director, then the Board of Directors may fill the resulting vacancy or decrease the size of the Board of Directors pursuant to the provisions of Paragraph 26 of these Bylaws and the Certificate of Incorporation.

14. (a) Only persons who are nominated in accordance with the procedures set forth in this Paragraph 14 shall be eligible for election as directors of the Corporation, except as may be otherwise provided in the Certificate of Incorporation with respect to the right of holders of Preferred Stock of the Corporation to nominate and elect a specified number of directors in certain circumstances. Nominations of persons for election to the Board of Directors may be made at any annual meeting of stockholders, or at any special meeting of stockholders called in accordance with Paragraph 9 for the purpose of electing directors, (i) by or at the direction of the Board of Directors (or any duly authorized committee thereof) or (ii) by any stockholder of the Corporation (A) who is a stockholder of record on the date of the giving of the notice provided for in this Paragraph 14 and on the record date for the determination of stockholders entitled to vote at such meeting and (B) who complies with the notice procedures set forth in this Paragraph 14.

(b) In addition to any other applicable requirements, for a nomination to be made by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary of the Corporation.

(c) To be timely, a stockholder’s notice to the Secretary must be delivered to or mailed and received by the Secretary of the Corporation at the principal executive offices of the Corporation (i) in the case of an annual meeting, not less than ninety (90) days nor more than one-hundred twenty (120) days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, in the event that the annual meeting is called for a date that is not within thirty (30) days before or after such anniversary date, notice by the stockholder in order to be timely must be so received not earlier than the close of business on the one-hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever first occurs; and (ii) in the case of a special meeting of stockholders called for the purpose of electing directors, not earlier than the close of business on the one-hundred twentieth (120th) day prior to such special meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such special meeting or the tenth (10th) day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever first occurs. In no event will the adjournment or postponement of a meeting of stockholders commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described in this Paragraph 14.

(d) To be in proper written form, a stockholder’s notice (the “Stockholder Nomination Notice”) to the Secretary must set forth (i) as to each person whom the stockholder proposes to nominate for election as a director (A) the name, age, business address and residence address of the person, (B) the principal occupation or employment of the person, (C) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by the person, (D) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among such stockholder or any Stockholder Associated Person of such stockholder, on the one hand, and each proposed nominee, and his or her associates, on the other hand, and (E) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made by the stockholder in connection with solicitations of proxies by the stockholder for a contested election of directors pursuant to Section 14 of the Exchange Act, and the rules and regulations promulgated thereunder; and (ii) as to the stockholder giving the notice (A) the name and record address of such stockholder and any Stockholder Associated Person covered by clauses (B), (C) and (D) below, (B) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by such stockholder and any Stockholder Associated Person and the date(s) on which such stock was acquired, (C) a description of any economic interest in or any other right with respect to (including from a third party), any securities of the Corporation (or any rights, options or other securities convertible into or exercisable or exchangeable for such securities or any obligations measured by the price or value of any securities of the Corporation, including, without limitation, any swaps or other derivative arrangements), or any short interest in any securities of the Corporation, held by such stockholder and any Stockholder Associated Person, (D) a description of any agreements, arrangements and understandings between or among such stockholder or any Stockholder Associated Person, on the one hand, and any other persons (including any Stockholder Associated Person), on the other hand, in connection with the nomination of such person for election as a director, (E) a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the person(s) named in its notice and whether or not such stockholder intends to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding shares required to approve the nomination(s) and/or otherwise to solicit proxies from stockholders in support of the nomination(s), (F) a certification regarding whether or not such stockholder and Stockholder Associated Persons have complied with all applicable federal, state and other legal requirements in connection with such stockholder’s and/or Stockholder Associated Persons’ acquisition of stock or other securities of the Corporation and/or such stockholder’s and/or Stockholder Associated Persons’ acts or omissions as a stockholder of the Corporation and (G) any other information relating to such stockholder that would be required to be disclosed in a proxy statement or other filings required to be made by the stockholder in connection with solicitations of proxies by the stockholder for a contested election of directors pursuant to Section 14 of the Exchange Act, and the rules and regulations promulgated thereunder. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected, along with a completed written questionnaire with respect to each proposed nominee with respect to the background and qualification of such proposed nominee (which questionnaire shall be provided by the Secretary of the Corporation upon written request). The Corporation may require any proposed nominee to furnish such additional information as the Corporation may reasonably require to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable stockholder’s understanding of the independence, or lack thereof, of such nominee or that otherwise relates to such nominee’s potential election to or service on the Board of Directors.

(e) No person shall be eligible for election as a director of the Corporation unless nominated in accordance with this Paragraph 14. If any information submitted pursuant to this Paragraph 14 by any stockholder proposing a nominee(s) for election as a director at a meeting of stockholders is inaccurate in any material respect, such information shall be deemed not to have been provided in accordance with this Paragraph 14. If the presiding officer of the meeting determines that a nomination was not made in accordance with this Paragraph 14, the presiding officer shall declare to the meeting that the nomination was defective and such defective nomination shall be disregarded. Notwithstanding the foregoing provisions of this Paragraph 14, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Paragraph 14.

15. The directors may hold their meetings and have one or more offices, and keep the books of the Corporation, outside of Delaware, at the office of the Corporation in the City of Nashville, State of Tennessee, or at such other places as they may from time to time determine.

16. In addition to the powers and authorities expressly conferred upon them by these Bylaws, the Board of Directors may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these Bylaws directed or required to be exercised or done by the stockholders.

COMMITTEES

17. The Board of Directors (i) may, by resolution or resolutions, passed by a majority of the entire Board of Directors, designate one or more committees, each committee to consist of two or more of the directors of the Corporation, and (ii) shall during such period of time as any securities of the Corporation are listed on the New York Stock Exchange (the “NYSE”), by resolution passed by a majority of the entire Board of Directors, designate all committees required by the rules and regulations of the NYSE. Except to the extent restricted by applicable law or the Certificate of Incorporation, each such committee, to the extent provided in applicable board resolutions, the Corporate Governance Guidelines and/or applicable committee charters, shall have and may exercise all the powers and authority of the Board of Directors. Such committee or committees shall have such name or names as may be stated in these Bylaws or as may be determined from time to time by resolution adopted by the Board of Directors. Each such committee shall serve at the pleasure of the Board of Directors as may be determined from time to time by resolution adopted by the Board of Directors or as required by the rules and regulations of the NYSE, if applicable.

18. The committees shall keep regular minutes of their proceedings and report the same to the Board of Directors when required.

COMPENSATION OF DIRECTORS

19. Directors may, by resolution of the Board, be paid their expenses, if any, of attendance at each regular or special meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors and an annual retainer or a stated salary and/or such other consideration for services as director as determined by the Board of Directors; provided, that nothing herein contained shall be construed to preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

20. Members of special or standing committees may be allowed like compensation for attending committee meetings.

MEETINGS OF THE BOARD

21. The newly elected Board of Directors shall meet as soon as practicable after any annual meeting of stockholders for the purpose of organization, the election of officers and the transaction of other business, and no notice of such meeting shall be necessary to the newly elected directors.

22. Regular meetings of the Board of Directors shall be held at such time and place as may from time to time be determined by the Board of Directors. Notice of the time and place of such regular meetings need not be given.

23. Special meetings of the Board of Directors may be called by the Chairman of the Board, the Chief Executive Officer or the President on two days’ notice to each director, either personally or by telephone, mail, express mail, courier service, confirmed facsimile or electronic mail, or on such shorter notice as the person or persons calling such meeting may deem necessary or appropriate in the circumstances; special meetings shall be called by the Chairman of the Board, the Chief Executive Officer, the President or the Secretary in like manner and on like notice on the written request of two directors. Any member of the Board of Directors or any committee thereof who is present at a meeting shall be conclusively presumed to have waived notice of such meeting except when such member attends for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened.

24. At all meetings of the Board of Directors or any committee, the presence of a majority of the entire Board of Directors or such committee shall be necessary and sufficient to constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors or such committee, as applicable, except as may be otherwise provided by law, by the Certificate of Incorporation or by these Bylaws. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof, may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of the proceedings of the Board of Directors or committee. Any or all members of the Board of Directors, or any committee thereof, may participate in a meeting of the Board of Directors or committee by means of conference telephone or similar communications equipment, and such participating shall constitute presence in person at such meeting.

25. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because his, her or their votes are counted for such purpose if (i) the material facts as to his, her or their relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (ii) the material facts as to his, her or their relationship or interest as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved, or ratified by the Board of Directors, a committee thereof, or the stockholders. Interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

VACANCIES

26. Any vacancy on the Board of Directors resulting from death, resignation, retirement, disqualification, removal or otherwise and newly created directorships resulting from any increase in the number of directors shall be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director. Any director elected to fill such a vacancy shall hold office until the next annual meeting of stockholders and until his or her successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office. Notwithstanding the foregoing, whenever the holders of any one or more class or classes or series of preferred stock of the Corporation shall have the right, voting separately as a class, to elect directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the resolutions adopted by the Board of Directors pursuant to Article IV of the Certificate of Incorporation.

OFFICERS

27. The officers of the Corporation shall be chosen by the Board of Directors and shall include, if and when designated by the Board of Directors, a Chairman of the Board of Directors (who must be a director), a Chief Executive Officer, a President, one or more Vice-Presidents, a Secretary and a Treasurer. The Board of Directors may also choose additional Assistant Secretaries and Assistant Treasurers and from time to time may create and fill such other offices as it deems necessary. Unless otherwise prohibited by law, any number of offices may be held by the same person. The officers of the Corporation need not be stockholders of the Corporation, and, except in the case of the Chairman of the Board of Directors, such officers need not be directors of the Corporation.

28. The Board of Directors may appoint such other officers and agents as it shall deem necessary, who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors. The officers of the Corporation shall hold office until their successors are chosen and qualified.

29. Any officer elected or appointed by the Board of Directors may be removed at any time by the majority vote of the directors constituting a quorum. If the office of any officer or officers becomes vacant for any reason, the vacancies shall be filled by the affirmative vote of a majority of the directors constituting a quorum. The salaries of all officers shall be fixed by or in the manner designated by the Board of Directors or any committee thereof, subject to applicable legal and NYSE requirements.

30. Powers of attorney, proxies, waivers of notice of meeting, consents and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the Chef Executive Officer, the President or any Vice President and any such officer may, in the name of and on behalf of the Corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation or other entity in which the Corporation may own securities and at any such meeting shall possess and may exercise any and all rights and power incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed if present. The Board of Directors may, by resolution, from time to time confer like powers upon any other person or persons.

31. In addition to the powers otherwise granted to officers pursuant to these Bylaws, the Board of Directors may authorize any officer or officers, or any agent or agents, of the Corporation to enter into any contract or to execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

CHAIRMAN OF THE BOARD OF DIRECTORS

32. The Chairman of the Board of Directors shall preside at all meetings of the stockholders and of the Board of the Directors, shall perform such other powers and duties customarily and usually associated with the position of Chairman of the Board of Directors, and shall have such other powers and perform such other duties as may be assigned to him or her by these Bylaws, the Corporation’s Corporate Governance Guidelines, or the Board of Directors.

CHIEF EXECUTIVE OFFICER

33. The Chief Executive Officer shall have, subject to the supervision, direction and control of the Board of Directors, ultimate authority for decisions relating to the supervision, direction and management of the affairs and business of the Corporation customarily and usually associated with the position of Chief Executive Officer. The Chief Executive Officer shall also have such other powers and perform such other duties as may from time to time be assigned to him or her by these Bylaws or by the Board of Directors. The Chief Executive Officer is authorized to execute bonds, mortgages and other contracts requiring a seal, under the seal of the Corporation, except where required or permitted by law to be otherwise signed and executed and except that the other officers of the Corporation may execute documents when so authorized by these Bylaws, the Board of Directors or the Chief Executive Officer.

PRESIDENT

34. The President shall have, subject to the supervision, direction and control of the Board of Directors and the Chief Executive Officer, the general powers and duties of supervision, direction and management of the affairs and business of the Corporation customarily and usually associated with the position of President. The President shall also have such other powers and perform such other duties as from time to time may be assigned to him or her by these Bylaws, by the Board of Directors or by the Chief Executive Officer. In the absence or disability of the Chief Executive Officer, the President shall perform the duties and exercise the powers of the Chief Executive Officer unless otherwise determined by the Board of Directors.

VICE PRESIDENT

35. Each Vice-President shall have such powers and perform such duties as may from time to time be assigned to him or her by the Board of Directors, the Chief Executive Officer, the President or these Bylaws.

THE SECRETARY AND ASSISTANT SECRETARIES

36. (a) The Secretary shall attend all meetings of the Board of Directors and all meetings of the stockholders and record all votes and minutes of all such proceedings in a book or books to be kept for that purpose; and shall perform like duties for the standing committees when required. The Secretary shall have all such further powers and duties as are customarily and usually associated with the position of Secretary or as may from time to time be assigned to him or her by the Board of Directors, the Chief Executive Officer or the President. The Secretary shall keep in safe custody the seal of the Corporation and shall have authority to affix the same to any instrument requiring it, and when so affixed it may be attested by his or her signature, by the signature of the Treasurer or by the signature of any Assistant Secretary.

(b) Each Assistant Secretary shall have such powers and perform such duties as may from time to time be assigned to him or her by the Board of Directors, the Chief Executive Officer, the President or the Secretary. In the absence or disability of the Secretary, the Assistant Secretary (or if there shall be more than one, the Assistant Secretaries in the order determined by the Board) shall perform the duties and exercise the powers of the Secretary.

THE TREASURER AND ASSISTANT TREASURERS

37. (a) The Treasurer shall have the custody of the Corporation’s funds and securities, shall deposit or cause to be deposited moneys or other valuable effects in the name and to the credit of the Corporation, in such depositories as may be designated by any duly authorized officer of the Corporation, and shall have such further powers and perform such further duties as are customarily and usually associated with the position of Treasurer or as may from time to time be assigned to him or her by the Board of Directors, the Chief Executive Officer or the President.

(b) Each Assistant Treasurer shall have such powers and perform such duties as may from time to time be assigned to him or her by the Board of Directors, the Chief Executive Officer, the President or the Treasurer.

DUTIES OF OFFICERS

38. In case of the absence of any officer of the Corporation, or for any other reason that the Board of Directors may deem sufficient, the Board of Directors may delegate the powers or duties, or any of them, of such officer to any other officer, or to any director, provided a majority of the entire Board of Directors concur therein.

CERTIFICATES OF STOCK

39. (a) The shares of stock of the Corporation shall be represented by certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of stock of the Corporation shall be uncertificated shares of stock. Any such stock certificate shall be signed by, or in the name of, the Corporation by the Chairman of the Board of Directors, President or a Vice-President and the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Corporation, representing the number of shares registered in certificate form. Any signature on a certificate of stock may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

(b) All certificates shall be consecutively numbered or otherwise identified. The name of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the books of the Corporation. Shares of the Corporation’s stock may also be evidenced by registration in the holder’s name in uncertificated book-entry form on the books of the Corporation in accordance with a direct registration system approved by the Securities and Exchange Commission and by the NYSE or any securities exchange on which the stock of the Corporation may from time to time be traded.

LOST, STOLEN OR DESTROYED CERTIFICATES

40. The Corporation may direct the issuance of (i) a new certificate or certificates of stock or (ii) uncertificated shares in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or uncertificated shares, the Corporation may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate, or his or her legal representative, to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

TRANSFERS OF STOCK

41. Shares of stock of the Corporation shall only be transferred on the books of the Corporation by the holder of record thereof or by such holder’s attorney duly authorized in writing. Upon surrender to the Corporation of the certificate or certificates for shares endorsed by the appropriate persons, with such evidence of the authenticity of such endorsement, transfer, authorization and other matters as the Corporation may reasonably require, and accompanied by all necessary stock transfer stamps, it shall be the duty of the Corporation to issue (i) a new certificate or certificates of stock or (ii) uncertificated shares to the person entitled thereto, cancel the old certificate or certificates and record the transaction on its books. Upon the receipt of proper transfer instructions from the registered owner of uncertificated shares, it shall be the duty of the Corporation to issue (i) a new certificate or certificates of stock or (ii) uncertificated shares to the person entitled thereto and record the transaction on its books. The Board of Directors may appoint one or more transfer agents and one or more registrars for the transfer or registration of certificates for shares of stock or uncertificated shares of the Corporation. The Board of Directors may make such additional rules and regulations, not inconsistent with these Bylaws, as it may deem expedient concerning the issue, transfer and registration of certificates for shares of stock or uncertificated shares of the Corporation.

CLOSING OF TRANSFER BOOKS

42. The Board of Directors shall have the power to fix in advance a record date for determining the stockholders entitled to notice of or to vote at any meeting of stockholders or the stockholders entitled to receive payment of any dividend or the allotment or exercise of any rights in accordance with the following provisions:

(a) In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting;

(b) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion, or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

REGISTERED STOCKHOLDERS

43. The Corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and accordingly shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person, whether or not the Corporation shall have express or other notice thereof, except as expressly provided by the laws of Delaware.

INSPECTION OF BOOKS

44. The Board of Directors shall determine from time to time whether, and, if allowed, when and under what conditions and regulations the accounts and books of the Corporation (except such as may by statute be specifically open to inspection) or any of them shall be open to the inspection of the stockholders, and the stockholders’ rights in this respect are and shall be restricted and limited accordingly to the fullest extent permitted by law.

CHECKS

45. All checks, notes, drafts or other orders for the payment of money of the Corporation shall be signed, endorsed or accepted in the name of the Corporation by such officer, officers, person or persons as the Board of Directors may from time to time designate.

FISCAL YEAR

46. The fiscal year shall begin the first day of January in each year or such other date as may be fixed by resolution of the Board of Directors.

DIVIDENDS

47. Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property or in shares of the capital stock.

Before payment of any dividend there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purpose as the directors shall think conducive to the interests of the Corporation.

NOTICES

48. Whenever under the provisions of these Bylaws, the Certificate of Incorporation or by law, written notice is required to be given to any director, officer or stockholder, it shall not be construed to mean personal notice, but such notice will be deemed given by depositing the same in the United States mail, postage prepaid, addressed to such stockholder, officer, or director at such address as appears on the stock book of the Corporation and, such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. To the extent permitted by applicable law, written notice may also be given personally or by telephone, express mail, courier service, confirmed facsimile or electronic mail.

49. Whenever under the provisions of these Bylaws, the Certificate of Incorporation or by law, notice is required to be given to any director, officer or stockholder, a waiver thereof in writing, signed, by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

AMENDMENTS

50. These Bylaws may be adopted, altered, amended or repealed by the affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the votes represented by the issued and outstanding shares of capital stock of the Corporation entitled to vote thereon, voting together as a single class, or by the affirmative vote of a majority of the Board of Directors constituting a quorum at any regular or special meeting of the Board of Directors.

MISCELLANEOUS PROVISIONS

51. The Chief Executive Officer or the President may appoint, or authorize the Vice-President to appoint, such officers and employ such persons as he or she deems necessary for the proper management of the business and property of the Corporation.

52. All officers, agents, and employees appointed under Paragraph 51 shall hold their offices or position at the discretion of the officer appointing them, and shall be subject at all times to removal by the Board of Directors with or without cause.

INDEMNIFICATION

53. (a) Subject to clause (c) of this Paragraph 53, the Corporation shall indemnify any person who is or was, or is threatened to be made, a party or witness to, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he or she is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her or on his or her behalf in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

(b) Subject to clause (c) of this Paragraph 53, the Corporation shall indemnify any person who is or was, or is threatened to be made, a party or witness to, any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery, or the court in which such action or suit was brought, shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c) Any indemnification under this Paragraph 53 or the Certificate of Incorporation (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the present or former director or officer is proper in the circumstances because he or she has met the applicable standard of conduct set forth in clause (a) or (b) of this Paragraph 53 or Section 10.2(b) of the Certificate of Incorporation, as the case may be. Such determination shall be made (i) by the Board of Directors by a majority vote of the directors who are not parties to such action, suit or proceeding even though less than a quorum, or (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (iv) by the stockholders. To the extent, however, that a present or former director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith, without the necessity of authorization in the specific case.

(d) For purposes of any determination under clause (c) of this Paragraph 53, a person shall be deemed to have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe his or her conduct was unlawful, if his or her action is based on the records or books of account of the Corporation or another enterprise, or on information supplied to him or her by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The term “another enterprise” as used in this clause (d) shall mean any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise of which such person is or was serving at the request of the Corporation as a director, officer, employee or agent. The provisions of this clause (d) shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in clauses (a) or (b) of this Paragraph 53 or Section 10.2(b) of the Certificate of Incorporation, as the case may be.

(e) Notwithstanding any contrary determination in the specific case under clause (c) of this Paragraph 53, and notwithstanding the absence of any determination thereunder, any director or officer may apply to any court of competent jurisdiction in the State of Delaware for indemnification to the extent otherwise permissible under clauses (a) and (b) of this Paragraph 53 or the Certificate of Incorporation, as the case may be. The basis of such indemnification by a court shall be a determination by such court that indemnification of the director or officer is proper in the circumstances because he or she has met the applicable standards of conduct set forth in clauses (a) and (b) of this Paragraph 53 or applicable to the Certificate of Incorporation, as the case may be. Neither a contrary determination in the specific case under clause (c) of this Paragraph 53 nor the absence of any determination thereunder shall be a defense to such application or create a presumption that the director or officer seeking indemnification has not met any applicable standard of conduct. Notice of any application for indemnification pursuant to this clause (e) shall be given to the Corporation promptly upon the filing of such application. If successful, in whole or in part, the director or officer seeking indemnification shall also be entitled to be paid the expense of prosecuting such application.

(f) Expenses (including attorneys’ fees) incurred by a present or former director or officer in defending or otherwise participating in any civil, criminal, administrative or investigative action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Corporation as authorized in this Paragraph 53 or in the Certificate of Incorporation or under applicable law. Such expenses (including attorneys’ fees) incurred by former directors and officers may be so paid upon such terms and conditions, if any, as the Corporation deems appropriate.

(g) The indemnification and advancement of expenses provided by or granted pursuant to this Paragraph 53 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the Certificate of Incorporation, Bylaws or any agreement, vote of stockholders or disinterested directors or pursuant to the direction (howsoever embodied) of any court of competent jurisdiction or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that indemnification of the persons specified in clauses (a) and (b) of this Paragraph 53 shall be made to the fullest extent permitted by law. The provisions of this Paragraph 53 shall not be deemed to preclude the indemnification of any person who is not specified in clauses (a) or (b) of this Paragraph 53 but whom the Corporation has the power or obligation to indemnify under the provisions of the General Corporation Law of the State of Delaware, or otherwise.

(h) The Corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability under the provisions of this Paragraph 53.

(i) For purposes of this Paragraph 53, references to the “Corporation” shall include, in addition to the resulting corporation or other entity, any constituent corporation or other entity (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors or officers, so that any person who is or was a director or officer of such constituent corporation, or is or was a director or officer of such constituent corporation serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Paragraph 53 with respect to the resulting or surviving corporation as he or she would have with respect to such constituent corporation if its separate existence had continued. For purposes of this Paragraph 53, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the Corporation” shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director or officer with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he or she reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Corporation” as referred to in this Paragraph 53.

(j) The indemnification and advancement of expenses provided by, or granted pursuant to, this Paragraph 53 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

(k) Notwithstanding anything contained in this Paragraph 53 to the contrary, except for proceedings to enforce rights to indemnification (which shall be governed by clause (e) hereof), the Corporation shall not be obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors of the Corporation.

(1) The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Paragraph 53 to directors and officers of the Corporation.

(m) Any repeal or modification of this Paragraph 53 will only be prospective and will not affect the rights under this Paragraph 53 in effect at the time of the alleged occurrence of any acts, omissions, facts or circumstances occurring prior to such repeal or modification.

PART II – INFORMATION NOT REQUIRED IN PROSPECTUS

Indemnification of Directors and Officers.

Delaware General Corporation Law. Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Subsection (d) of Section 145 of the DGCL provides that any indemnification under subsections (a) and (b) of Section 145 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of Section 145. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

Section 145 of the DGCL further provides that to the extent a present or former director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith; that such expenses may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in Section 145 of the DGCL; that any indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 of the DGCL shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; that any indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators; and empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145.

Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, which concerns the unlawful payment of dividends or an unlawful stock purchase or redemption, or (iv) for any transaction from which the director derived an improper personal benefit.

Granite Organizational Documents. The Granite Charter will provide that no director shall be personally liable to Granite or its stockholders for monetary damages, for breach of fiduciary duty as a director, except for liability to the extent provided by applicable law (a) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (c) under Section 174 of the DGCL, which concerns the unlawful payment of dividends or an unlawful stock purchase or redemption, or (d) for any transaction from which the directors derived an improper personal benefit.

The Granite Charter and Granite Bylaws will provide that Granite shall indemnify to the fullest extent authorized or permitted by the DGCL (as now or hereafter in effect) any person made, or threatened to be made, a party or witness to any threatened, pending or completed action, suit or proceeding (whether civil, criminal or otherwise) by reason of the fact that he or she is or was a director or officer of Granite or by reason of the fact that such director or officer, at the request of Granite is or was serving any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, in any capacity, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her or on his or her behalf in connection therewith. Notwithstanding the foregoing, except for proceedings to enforce rights to indemnification, Granite shall not be obligated to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such persons unless such proceeding (or part thereof) was authorized or consented to by the board of directors of Granite. The right to indemnification in the Granite Charter and Granite Bylaws shall include the right to be paid by Granite the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by Granite as authorized in the Granite organizational documents. The Granite Bylaws provide that such expenses incurred by former directors and officers may be so paid upon such terms and conditions, if any, as Granite deems appropriate.

The Granite Charter and Granite Bylaws provide that any repeal or modification of the limitation of liability and indemnification provisions summarized above will only be prospective and will not affect the rights of current or former directors or officers under these provisions in effect at the time of the alleged occurrence of any acts, omissions, facts or circumstances occurring prior to such repeal or modification.

Indemnification Agreements. If the merger occurs, Granite will assume Gaylord’s obligations under the existing indemnification agreements between Gaylord and its non-employee directors. These indemnification agreements are intended to complement the indemnification protection under the DGCL and Granite’s organizational documents and to provide for indemnification of these directors to the fullest extent permitted by applicable law.

Directors’ and Officers’ Insurance. Gaylord maintains, and if the merger occurs Granite will maintain, insurance on behalf of any person who is or was an officer or director against claims or liability asserted against him or her and incurred by him or her in such capacity, or arising out of his or her status as such, whether or not we would have the power or the obligation to indemnify him or her against such liability under Granite’s organizational documents.

Exhibits.

See the “Exhibit Index” which follows the signature pages to this Registration Statement and is herein incorporated by reference.

Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d)	The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e)	The undersigned registrant undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, as amended, Granite Hotel Properties, Inc. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Nashville, State of Tennessee on July 27, 2012.

Granite Hotel Properties, Inc.

By:	/s/ Colin V. Reed
Colin V. Reed
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. This document may be executed in counterparts that when so executed shall constitute one registration statement, notwithstanding that all of the undersigned are not signatories to the original of the same counterpart.

Signature	Title	Date

* Colin V. Reed	President, Chief Executive Officer and Director (Principal Executive Officer)	July 27, 2012

* Mark Fioravanti	Chief Financial Officer and Director (Principal Financial and Accounting Officer)	July 27, 2012

* Carter R. Todd	Secretary and Director	July 27, 2012

* By:	/s/ Carter R. Todd
Carter R. Todd
Attorney-in-Fact for the above officers and directors marked by an asterisk

SIGNATURES

Pursuant to the requirements of the Securities Act, as amended, Gaylord Entertainment Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Nashville, State of Tennessee on July 27, 2012.

Gaylord Entertainment Company

By:	/s/ Colin V. Reed
Colin V. Reed
Chairman of the Board of Directors and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and appoints Carter R. Todd his or her true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him or her, and in his or her name, place and stead, in any and all capacities, (i) to act on, sign and file with the Securities and Exchange Commission (the “Commission”) any and all amendments (including post-effective amendments) to this Registration Statement on Form S-4 (the “Registration Statement”), together with all schedules and exhibits thereto, and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”), together with all schedules and exhibits thereto, (ii) to act on, sign and file with the Commission or any state securities commission or regulatory agency all such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection with this Registration Statement and any amendments thereto, (iii) to act on and file any supplement to any prospectus included in the Registration Statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act, and (iv) to take any and all other actions that may be necessary or appropriate in connection therewith, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requested and necessary to be done in and about the premises as fully to all intents and purposes as he or she might do or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. This document may be executed in counterparts that when so executed shall constitute one registration statement, notwithstanding that all of the undersigned are not signatories to the original of the same counterpart.

Signature	Title	Date

/s/ Colin V. Reed Colin V. Reed	Chairman of the Board of Directors and Chief Executive Officer	July 27, 2012

/s/ Glenn J. Angiolillo Glenn J. Angiolillo	Director	July 27, 2012

/s/ Michael J. Bender Michael J. Bender	Director	July 27, 2012

/s/ E.K. Gaylord, II E.K. Gaylord, II	Director	July 27, 2012

D. Ralph Horn	Director

/s/ David W. Johnson David W. Johnson	Director	July 27, 2012

/s/ Ellen R. Levine Ellen R. Levine	Director	July 27, 2012

/s/ Terrell T. Philen, Jr. Terrell T. Philen, Jr.	Director	July 27, 2012

/s/ Robert S. Prather, Jr. Robert S. Prather, Jr.	Director	July 27, 2012

/s/ Michael D. Rose Michael D. Rose	Director	July 27, 2012

/s/ Michael I. Roth Michael I. Roth	Director	July 27, 2012

/s/ Mark Fioravanti Mark Fioravanti	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	July 27, 2012

/s/ Rod Connor Rod Connor	Senior Vice President and Chief Administrative Officer (Principal Accounting Officer)	July 27, 2012

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

2.1†	Common Unit Repurchase Agreement, dated as of April 3, 2007, by and among Gaylord Entertainment Company, Gaylord Hotels, Inc., Bass Pro Group, LLC, and, for the limited purposes set forth therein, Colin Reed, David Kloeppel, American Sportsman Holdings Co., JLM Partners, LP, KB Capital Partners, LP and certain subsidiaries of Bass Pro Group, LLC (incorporated by reference to Exhibit 2.1 to Gaylord Entertainment Company’s Current Report on Form 8-K filed April 3, 2007 (File No. 1-13079)).

2.2†	Purchase Agreement, dated May 30, 2012, by and among Gaylord Entertainment Company, Gaylord Hotels, Inc., Marriott Hotel Services, Inc., and Marriott International, Inc. (including the forms of Management Agreement and Pooling Agreement) (incorporated by reference to Exhibit 2.1 to Gaylord Entertainment Company’s Current Report on Form 8-K filed May 31, 2012 (File No. 1-13079)).

2.3*	Agreement and Plan of Merger, dated as of July 27, 2012, by and between Granite and Gaylord Entertainment Company, is included as Annex A to this proxy statement/prospectus that is part of this Registration Statement.

3.1***	Certificate of Incorporation of Granite as filed with the Secretary of State of the State of Delaware on June 21, 2012.

3.2*	Form of Amended and Restated Certificate of Incorporation of Granite is included as Annex B to this proxy statement/prospectus that is part of this Registration Statement.

3.3***	Bylaws of Granite.

3.4*	Form of Amended and Restated Bylaws of Granite is included as Annex C to this proxy statement/prospectus that is part of this Registration Statement.

3.5	Restated Certificate of Incorporation of Gaylord Entertainment Company, as amended (restated for SEC filing purposes only) (incorporated by reference to Exhibit 3.1 to the Gaylord Entertainment Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (File No. 1-13079)).

3.6	Second Amended and Restated Bylaws of Gaylord Entertainment Company (restated for SEC filing purposes only) (incorporated by reference to Exhibit 4.4 to Gaylord Entertainment Company’s Registration Statement on Form S-3 dated May 7, 2009 (File No. 1-13079)).

3.7	Certificate of Designations of Series A Junior Participating Preferred Stock of Gaylord Entertainment Company (incorporated by reference to Exhibit 3.1 to Gaylord Entertainment Company’s Current Report on Form 8-K filed August 13, 2008 (File No. 1-13079)).

4.1**	Specimen of Granite Common Stock Certificate.

4.2	Reference is made to Exhibits 3.2 and 3.4 hereof for instruments defining the rights of common stockholders of Granite.

4.3	Specimen of Gaylord Entertainment Company Common Stock Certificate (incorporated by reference to Exhibit 4.1 to Gaylord Entertainment Company’s Registration Statement on Form 10, as amended on June 30, 1997 (File No. 1-13079)).

4.4	Reference is made to Exhibits 3.5 and 3.6 hereof for instrument defining the rights of common stockholders of Gaylord Entertainment Company.

4.5	Stock Purchase Warrant, dated November 7, 2002, issued by Gaylord Entertainment Company to Gilmore Entertainment Group, LLC (incorporated by reference to Exhibit 4.1 to Gaylord Entertainment Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 (File No. 1-13079)).

4.6	Indenture, dated as of November 30, 2004, by and between Gaylord Entertainment Company, certain of its subsidiaries and U.S. Bank National Association, as Trustee, providing for the issuance of Gaylord Entertainment Company’s 6.75% Senior Notes Due 2014 (the “6.75% Senior Notes”) (incorporated by reference to Exhibit 4.1 to Gaylord Entertainment Company’s Current Report on Form 8-K filed December 1, 2004 (File No. 1-13079)).

4.7	First Supplemental Indenture, dated as of December 30, 2004, by and between Gaylord Entertainment Company, certain of its subsidiaries and U.S. Bank National Association, as Trustee, relating to the 6.75% Senior Notes (incorporated by reference to Exhibit 4.2 to Gaylord Entertainment Company’s Registration Statement on Form S-4 dated April 22, 2005 (File No. 333-124251)).

4.8	Second Supplemental Indenture, dated as of June 16, 2005, by and between Gaylord Entertainment Company, certain of its subsidiaries and U.S. Bank National Association, as Trustee, relating to the 6.75% Senior Notes (incorporated by reference to Exhibit 4.13 to Gaylord Entertainment Company’s Annual Report on Form 10-K for the year ended December 31, 2005 (File No. 1-13079)).

4.9	Third Supplemental Indenture, dated as of January 12, 2007, by and between Gaylord Entertainment Company, certain of its subsidiaries and U.S. Bank National Association, as Trustee, relating to the 6.75% Senior Notes (incorporated by reference to Exhibit 4.14 to Gaylord Entertainment Company’s Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 1-13079)).

4.10	Fourth Supplemental Indenture, dated September 29, 2009, by and among Gaylord Entertainment Company, certain of its subsidiaries and U.S. Bank National Association, as Trustee, relating to the 6.75% Senior Notes (incorporated by reference to Exhibit 4.3 to Gaylord Entertainment Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 (File No. 1-13079)).

4.11	Indenture related to the 3.75% Convertible Senior Notes due 2014, dated as of September 29, 2009, among Gaylord Entertainment Company, certain subsidiaries of Gaylord Entertainment Company, as guarantors, and U.S. Bank National Association, as Trustee, and Form of 3.75% Convertible Senior Note due 2014 (incorporated by reference to Exhibit 4.1 to Gaylord Entertainment Company’s Current Report on Form 8-K filed September 29, 2009 (File No. 1-13079)).

4.12	Amended and Restated Rights Agreement, dated as of March 9, 2009, between Gaylord Entertainment Company and Computershare Trust Company, N.A., as Rights Agent (incorporated herein by reference to Exhibit 4.1 to Gaylord Entertainment Company’s Current Report on Form 8-K filed March 10, 2009 (File No. 1-13079)).

4.13	Amendment No. 1 dated as of August 12, 2011 to the Amended and Restated Rights Agreement, dated as of March 9, 2009, between Gaylord Entertainment Company and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.1 to Gaylord Entertainment Company’s Current Report on Form 8-K filed August 12, 2011 (File No. 1-13079)).

5.1**	Opinion of Bass, Berry & Sims PLC regarding the legality of the securities being registered.

8.1**	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain tax matters.

8.2**	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain tax matters.

10.1	Third Amended and Restated Credit Agreement, dated August 1, 2011 by and among Gaylord Entertainment Company, certain subsidiaries of Gaylord Entertainment Company party thereto, as guarantors, Bank of America, N.A., as Administrative Agent, and the other lenders party thereto (incorporated by reference to Exhibit 10.1 to Gaylord Entertainment Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 (File No. 1-13079)).

10.2	Form of Conditional Waiver, dated as of May 18, 2010, by and among Gaylord Entertainment Company, certain subsidiaries of Gaylord Entertainment Company party thereto, the lenders party thereto and Bank of America, N.A., as Administrative Agent (incorporated by reference to Gaylord Entertainment Company’s Current Report on Form 8-K filed May 24, 2010 (File No. 1-13079)).

10.3	Opryland Hotel-Florida Ground Lease, dated as of March 3, 1999, by and between Xentury City Development Company, L.L.C., and Opryland Hotel-Florida Limited Partnership (incorporated by reference to Exhibit 10.11 to Gaylord Entertainment Company’s Annual Report on Form 10-K for the year ended December 31, 1999 (File No. 1-13079)).

10.4	Hotel/Convention Center Sublease Agreement, dated as of May 16, 2000, by and between the City of Grapevine, Texas and Opryland Hotel-Texas Limited Partnership (incorporated by reference to Exhibit 10.21 to Gaylord Entertainment Company’s Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 1-13079)).

10.5	Sublease Addendum Number 1, dated July 28, 2000, by and between the City of Grapevine, Texas and Opryland Hotel-Texas Limited Partnership (incorporated by reference to Exhibit 10.22 to Gaylord Entertainment Company’s Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 1-13079)).

10.6	Settlement Agreement, dated March 9, 2009, by and between Gaylord Entertainment Company and TRT Holdings, Inc. (incorporated by reference to Exhibit 10.1 to Gaylord Entertainment Company’s Current Report on Form 8-K filed March 10, 2009 (File No. 1-13079)).

10.7	Letter Agreement, dated March 9, 2009, by and between Gaylord Entertainment Company and GAMCO Asset Management, Inc. (incorporated by reference to Exhibit 10.2 to Gaylord Entertainment Company’s Current Report on Form 8-K filed March 10, 2009 (File No. 1-13079)).

10.8	Purchase Agreement, dated September 24, 2009, by and among Gaylord Entertainment Company, certain subsidiaries of Gaylord Entertainment Company, as guarantors, and Deutsche Bank Securities Inc., Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC, as representatives of the several initial purchasers named in Schedule I thereto (incorporated by reference to Exhibit 10.1 to Gaylord Entertainment Company’s Current Report on Form 8-K filed September 29, 2009 (File No. 1-13079)).

10.9	Equity Derivatives Confirmation (convertible note hedge transaction), dated September 24, 2009, between Gaylord Entertainment Company and Deutsche Bank AG, London Branch (incorporated by reference to Exhibit 10.2 to Gaylord Entertainment Company’s Current Report on Form 8-K filed September 29, 2009 (File No. 1-13079)).

10.10	Amendment Agreement to Note Hedge Confirmation, dated as of September 25, 2009, between Gaylord Entertainment Company and Deutsche Bank AG, London Branch (incorporated by reference to Exhibit 10.10 to Gaylord Entertainment Company’s Current Report on Form 8-K filed September 29, 2009 (File No. 1-13079)).

10.11	Equity Derivatives Confirmation (convertible note hedge transaction), dated September 24, 2009, between Gaylord Entertainment Company and Citibank N.A. (incorporated by reference to Exhibit 10.3 to Gaylord Entertainment Company’s Current Report on Form 8-K filed September 29, 2009 (File No. 1-13079)).

10.12	Amendment Agreement to Note Hedge Confirmation, dated as of September 25, 2009, between Gaylord Entertainment Company and Citibank N.A. (incorporated by reference to Exhibit 10.11 to Gaylord Entertainment Company’s Current Report on Form 8-K filed September 29, 2009 (File No. 1-13079)).

10.13	Equity Derivatives Confirmation (convertible note hedge transaction), dated September 24, 2009, between Gaylord Entertainment Company and Wachovia Bank, National Association (incorporated by reference to Exhibit 10.4 to Gaylord Entertainment Company’s Current Report on Form 8-K filed September 29, 2009 (File No. 1-13079)).

10.14	Amendment Agreement to Note Hedge Confirmation, dated as of September 25, 2009, between Gaylord Entertainment Company and Wachovia Bank, National Association (incorporated by reference to Exhibit 10.12 to Gaylord Entertainment Company’s Current Report on Form 8-K filed September 29, 2009 (File No. 1-13079)).

10.15	Equity Derivatives Confirmation (convertible note hedge transaction), dated September 24, 2009, between Gaylord Entertainment Company and Bank of America, N.A. (incorporated by reference to Exhibit 10.5 to Gaylord Entertainment Company’s Current Report on Form 8-K filed September 29, 2009 (File No. 1-13079)).

10.16	Amendment Agreement to Note Hedge Confirmation, dated as of September 25, 2009, between Gaylord Entertainment Company and Bank of America, N.A. (incorporated by reference to Exhibit 10.13 to Gaylord Entertainment Company’s Current Report on Form 8-K filed September 29, 2009 (File No. 1-13079)).

10.17	Equity Derivatives Confirmation (warrant transaction), dated September 24, 2009, between Gaylord Entertainment Company and Deutsche Bank AG, London Branch (incorporated by reference to Exhibit 10.6 to Gaylord Entertainment Company’s Current Report on Form 8-K filed September 29, 2009 (File No. 1-13079)).

10.18	Amendment Agreement to Warrant Confirmation, dated as of September 25, 2009, between Gaylord Entertainment Company and Deutsche Bank AG, London Branch (incorporated by reference to Exhibit 10.14 to Gaylord Entertainment Company’s Current Report on Form 8-K filed September 29, 2009 (File No. 1-13079)).

10.19	Equity Derivatives Confirmation (warrant transaction), dated September 24, 2009, between Gaylord Entertainment Company and Citibank N.A. (incorporated by reference to Exhibit 10.7 to Gaylord Entertainment Company’s Current Report on Form 8-K filed September 29, 2009 (File No. 1-13079)).

10.20	Amendment Agreement to Warrant Confirmation, dated as of September 25, 2009, between Gaylord Entertainment Company and Citibank N.A. (incorporated by reference to Exhibit 10.15 to Gaylord Entertainment Company’s Current Report on Form 8-K filed September 29, 2009 (File No. 1-13079)).

10.21	Equity Derivatives Confirmation (warrant transaction), dated September 24, 2009, between Gaylord Entertainment Company and Wachovia Bank, National Association (incorporated by reference to Exhibit 10.8 to Gaylord Entertainment Company’s Current Report on Form 8-K filed September 29, 2009 (File No. 1-13079)).

10.22	Amendment Agreement to Warrant Confirmation, dated as of September 25, 2009, between Gaylord Entertainment Company and Wachovia Bank, National Association (incorporated by reference to Exhibit 10.16 to Gaylord Entertainment Company’s Current Report on Form 8-K filed September 29, 2009 (File No. 1-13079)).

10.23	Equity Derivatives Confirmation (warrant transaction), dated September 24, 2009, between Gaylord Entertainment Company and Bank of America, N.A. (incorporated by reference to Exhibit 10.9 to Gaylord Entertainment Company’s Current Report on Form 8-K filed September 29, 2009 (File No. 1-13079)).

10.24	Amendment Agreement to Warrant Confirmation, dated as of September 25, 2009, between Gaylord Entertainment Company and Bank of America, N.A. (incorporated by reference to Exhibit 10.17 to Gaylord Entertainment Company’s Current Report on Form 8-K filed September 29, 2009 (File No. 1-13079)).

10.25#	Amended and Restated Gaylord Entertainment Company 1997 Omnibus Stock Option and Incentive Plan (including amendments adopted at the May 2003 Stockholders Meeting) (incorporated by reference to Exhibit 10.3 to Gaylord Entertainment Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 (File No. 1-13079)).

10.26#	The Opryland USA Inc. Supplemental Deferred Compensation Plan (incorporated by reference to Exhibit 10.11 to the former Gaylord Entertainment Company’s Registration Statement on Form S-1 (File No. 33-42329)).

10.27#	Gaylord Entertainment Company Retirement Benefit Restoration Plan (incorporated by reference to Exhibit 10.19 to Gaylord Entertainment Company’s Annual Report on Form 10-K for the year ended December 31, 2000 (File No. 1-13079)).

10.28#	Executive Employment Agreement of Colin V. Reed, dated February 25, 2008, with Gaylord Entertainment Company (incorporated by reference to Exhibit 10.1 to Gaylord Entertainment Company’s Current Report on Form 8-K filed February 27, 2008 (File No. 1-13079)).

10.29#	First Amendment to Executive Employment Agreement of Colin V. Reed, dated December 18, 2008, with Gaylord Entertainment Company (incorporated by reference to Exhibit 10.3 of Gaylord Entertainment Company’s Current Report on Form 8-K filed December 23, 2008 (File No. 1-13079)).

10.30#	Second Amendment to Executive Employment Agreement, dated September 3, 2010, by and between Gaylord Entertainment Company and Colin V. Reed (incorporated by reference to Exhibit 10.2 to Gaylord Entertainment Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 (File No. 1-13079)).

10.31#	Indemnification Agreement, dated as of April 23, 2001, by and between Gaylord Entertainment Company and Colin V. Reed (incorporated by reference to Exhibit 10.30 to Gaylord Entertainment Company’s Annual Report on Form 10-K for the year ended December 31, 2001 (File No. 1-13079)).

10.32#	Indemnification Agreement, dated as of April 23, 2001, by and between Gaylord Entertainment Company and Michael D. Rose (incorporated by reference to Exhibit 10.31 to Gaylord Entertainment Company’s Annual Report on Form 10-K for the year ended December 31, 2001 (File No. 1-13079)).

10.33#	Form of Employment Agreement of David C. Kloeppel, dated February 25, 2008, with Gaylord Entertainment Company (incorporated by reference to Exhibit 10.2 to Gaylord Entertainment Company’s Current Report on Form 8-K filed on February 27, 2008 (File No. 1-13079)).

10.34#	Form of Employment Agreement of each of Carter R. Todd, Mark Fioravanti and Richard A. Maradik, dated February 25, 2008, with Gaylord Entertainment Company (incorporated by reference to Exhibit 10.3 to Gaylord Entertainment Company’s Current Report on Form 8-K filed with the SEC on February 27, 2008 (File No. 1-13079)).

10.35#	Form of Amendment No. 1 to Employment Agreement of each of David C. Kloeppel, Mark Fioravanti and Richard A. Maradik (incorporated by reference to Exhibit 10.38 to Gaylord Entertainment Company’s Annual Report on Form 10-K for the year ended December 31, 2009 (File No. 1-13079)).

10.36#	Amendment No. 2 to Employment Agreement, dated September 3, 2010, by and between Gaylord Entertainment Company and David C. Kloeppel (incorporated by reference to Exhibit 10.3 to Gaylord Entertainment Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 (File No. 1-13079)).

10.37#	Amendment No. 1 to Employment Agreement, dated September 3, 2010, by and between Gaylord Entertainment Company and Carter R. Todd (incorporated by reference to Exhibit 10.4 to Gaylord Entertainment Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 (File No. 1-13079)).

10.38#	Amendment No. 2 to Employment Agreement, dated September 3, 2010, by and between Gaylord Entertainment Company and Mark Fioravanti (incorporated by reference to Exhibit 10.5 to Gaylord Entertainment Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 (File No. 1-13079)).

10.39#	Amendment No. 2 to Employment Agreement, dated September 3, 2010, by and between Gaylord Entertainment Company and Richard A. Maradik (incorporated by reference to Exhibit 10.6 to Gaylord Entertainment Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 (File No. 1-13079)).

10.40#	Form of Indemnification Agreement between Gaylord Entertainment Company and each of its non-employee directors (incorporated by reference to Exhibit 10.36 to Gaylord Entertainment Company’s Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 1-13079)).

10.41#	Form of Stock Option Agreement with respect to options granted to employees of Gaylord Entertainment Company pursuant to the 1997 Omnibus Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.3 to Gaylord Entertainment Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 (File No. 1-13079)).

10.42#	Form of Director Stock Option Agreement with respect to options granted to members of the Gaylord Entertainment Company Board of Directors pursuant to the 1997 Omnibus Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.4 to Gaylord Entertainment Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 (File No. 1-13079).

10.43#	Form of Restricted Stock Agreement with respect to restricted stock granted to employees of Gaylord Entertainment Company pursuant to the 1997 Omnibus Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.2 to Gaylord Entertainment Company’s Quarterly Report on Form 10-Q for the period ending March 31, 2005 (File No. 1-13079)).

10.44#	Form of Performance Accelerated Restricted Stock Unit Agreement with respect to restricted stock units granted to employees of Gaylord Entertainment Company pursuant to the 1997 Omnibus Stock Option and Incentive Plan and Gaylord Entertainment Company’s performance accelerated restricted stock unit program (incorporated by reference to Exhibit 10.37 to Gaylord Entertainment Company’s Annual Report on Form 10-K for the year ended December 31, 2005 (File No 1-13079)).

10.45#	Summary of Director and Executive Officer Compensation.

10.46#	Gaylord Entertainment Company Amended and Restated 2006 Omnibus Incentive Plan (incorporated by reference to Annex A to Gaylord Entertainment Company’s Definitive Proxy Statement for the 2011 Annual Meeting of Stockholders filed on April 1, 2011 (File No. 1-13079)).

10.47#	Form of Restricted Share Award Agreement with respect to restricted stock granted pursuant to Gaylord Entertainment Company’s 2006 Omnibus Incentive Plan, as amended (incorporated by reference to Exhibit 10.40 to Gaylord Entertainment Company’s Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 1-13079)).

10.48#	Form of Non-Qualified Stock Option Agreement with respect to stock options granted pursuant to Gaylord Entertainment Company’s 2006 Omnibus Incentive Plan, as amended (incorporated by reference to Exhibit 10.41 to Gaylord Entertainment Company’s Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 1-13079)).

10.49#	Form of Director Non-Qualified Stock Option Agreement with respect to stock options granted pursuant to Gaylord Entertainment Company’s 2006 Omnibus Incentive Plan, as amended (incorporated by reference to Exhibit 10.42 to Gaylord Entertainment Company’s Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 1-13079))

10.50#	Form of Director Restricted Stock Unit Award Agreement with respect to restricted stock units granted pursuant to Gaylord Entertainment Company’s 2006 Omnibus Incentive Plan, as amended (incorporated by reference to Exhibit 10.43 to Gaylord Entertainment Company’s Annual Report on Form 10-K for the year ended December 31, 2006 (File No. 1-13079)).

10.51#	Form of Restricted Stock Unit Award Agreement with respect to performance-vesting restricted stock units granted pursuant to Gaylord Entertainment Company’s 2006 Omnibus Incentive Plan, as amended (incorporated by reference to Exhibit 10.35 to Gaylord Entertainment Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (File No. 1-13079)).

10.52#	Form of Restricted Stock Unit Award Agreement with respect to time-vesting restricted stock units granted pursuant to Gaylord Entertainment Company’s 2006 Omnibus Incentive Plan, as amended (incorporated by reference to Exhibit 10.52 to Gaylord Entertainment Company’s Annual Report on Form 10-K for the year ended December 31, 2009 (File No. 1-13079)).

10.53#	Form of Stock Option Cancellation Agreement between Gaylord Entertainment Company and each of Colin V. Reed, David C. Kloeppel, Mark Fioravanti and Carter R. Todd (incorporated by reference to Exhibit 10.1 to Gaylord Entertainment Company’s Current Report on Form 8-K filed August 7, 2009 (File No. 1-13079)).

10.54#	2008 Long Term Incentive Plan Form of Amended and Restated Restricted Stock Unit Award Agreement amending grants made to Gaylord Entertainment Company’s named executive officers as described in Gaylord Entertainment Company’s Current Report on Form 8-K filed September 7, 2010 (incorporated by reference to Exhibit 10.7 to Gaylord Entertainment Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 (File No. 1-13079)).

10.55#	Form of Restrict Stock Unit Agreement with respect to performance-based restricted stock units granted pursuant to Gaylord Entertainment Company’s 2006 Omnibus Incentive Plan, as amended (incorporated by reference to Exhibit 10.2 to Gaylord Entertainment Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 (File No. 1-13079)).

10.56	Letter Agreement, dated January 13, 2012, by and between Gaylord Entertainment Company, TRT Holdings, Inc. and Robert Rowling (incorporated by reference to Exhibit 10.1 to Gaylord Entertainment Company’s Current Report on Form 8-K filed January 17, 2012 (File No. 1-13079)).

23.1*	Consent of Ernst & Young, Independent Registered Public Accounting Firm.

23.2**	Consent of Bass, Berry & Sims (included in Exhibit 5.1 above).

23.3**	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.1 above).

23.4**	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.2 above).

24.1****	Power of Attorney.

99.1*	Form of Proxy Card for the Special Meeting of Gaylord Entertainment Company.

99.2	Investor Presentation (incorporated by reference to Exhibit 99.1 to Gaylord Entertainment Company’s Current Report on Form 8-K filed June 1, 2012 (File No. 1-13079)).

99.3	Transcript of Conference Call on May 31, 2012 (incorporated by reference to Exhibit 99.1 to Gaylord Entertainment Company’s Current Report on Form 8-K filed May 31, 2012 (File No. 1-13079)).

99.4	Press Release of Gaylord Entertainment Company, dated May 31, 2012 (incorporated by reference to Exhibit 99.1 to Gaylord Entertainment Company’s Current Report on Form 8-K filed May 31, 2012 (File No. 1-13079)).

99.5	Investor Presentation (incorporated by reference to Exhibit 99.1 to Gaylord Entertainment Company’s Current Report on Form 8-K filed June 21, 2012 (File No. 1-13079)).

99.6	Press Release of Gaylord Entertainment Company, dated July 19, 2012 (incorporated by reference to Exhibit 99.1 to Gaylord Entertainment Company’s Current Report on Form 8-K filed July 19, 2012 (File No. 1-13079)).

99.7*	Consent of Ralph Horn.

*	Filed herewith.
**	To be filed by Amendment.
***	Previously filed as an exhibit to Granite’s Registration Statement on Form S-4 filed June 27, 2012 (File No. 333-182352).
****	Included on the signature page of this Registration Statement and previously included on the signature page to Granite’s Registration Statement on Form S-4 filed June 27, 2012 (File No. 333-182352).
†	As directed by Item 601(b)(2) of Regulation S-K, certain schedules and exhibits to this exhibit are omitted from this filing. The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Commission upon request.
#	Management contract or compensatory plan or arrangement.